March 28, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Calamos Investment Trust (File Nos. 033-19228 and 811-05443)

Ladies and Gentlemen:

On behalf of Calamos Advisors LLC, we are filing Correspondence related to the registration of the Calamos Phineus Long/Short Fund (the “Fund”) as a series of Calamos Investment Trust (the “Trust”). The Trust filed a post-effective amendment to its registration statement on Form N-1A (the “Registration Statement”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), on November 7, 2015 (the “Initial 485(a) Filing”) to register the Fund as a series of the Trust.

The Trust anticipates filing later this week a second post-effective amendment to its Registration Statement pursuant to Rule 485(a) under the 1933 Act (the “Second 485(a) Filing”) for the purpose of providing all information omitted from the Initial 485(a) Filing. Concurrent with the Second 485(a) Filing, the Trust anticipates filing a request that the effectiveness of the Second 485(a) Filing be accelerated to Thursday, March 31, 2016. The purpose of this Correspondence filing is to provide the staff with the substance of the complete Second 485(a) Filing except for the auditor’s consents to be filed as Exhibits (j)(ii) and (j)(iii) so that the staff can begin its review in advance of the Second 485(a) Filing being submitted later this week with Exhibits (j)(ii) and (j)(iii) included.

Please contact the undersigned at (215) 963-5598 should you have any questions or comments.

Thank you for your attention to this matter.

Sincerely,

/s/ Sean Graber

Sean Graber

CALAMOS® INVESTMENTS
Family of Funds

	CLASS A	CLASS C
Calamos Phineus Long/Short Fund		

Prospectus March 31, 2016

The Securities and Exchange Commission has not approved or disapproved these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Calamos Phineus Long/Short Fund

Investment Objective

Calamos Phineus Long/Short Fund’s investment objective is to seek strong, risk-adjusted and absolute returns in the context of prevailing market conditions across the global equity universe.

Fees and Expenses of the Fund

The following table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in Calamos Funds. More information about these and other discounts is available from your financial professional and under “Fund Facts — What classes of shares does the Fund offer?” on page 15 of the Fund’s prospectus and “Share Classes and Pricing of Shares” on page 34 of the Fund’s statement of additional information.

Shareholder Fees (fees paid directly from your investment):

	CLASS A	CLASS C
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	4.75%	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of the redemption price or offering price)	None	1.00%

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

CLASS A			CLASS C
Management Fees		1.25%		1.25%
Distribution and/or Service Fees (12b-1)		0.25%		1.00%
Other Expenses (1)		1.93%		1.93%
Interest and dividend expense on short positions (1) (2)	1.12%		1.12%
Other Operating Expenses (1)	0.81%		0.81%
Acquired Fund Fees and Expenses (1)		0.22%		0.22%
Total Annual Fund Operating Expenses		3.65%		4.40%
Expense Reimbursement (3)		(0.31)%		(0.31)%
Total Annual Fund Operating Expenses After Reimbursement		3.34%		4.09%

[1]	Estimated amounts for the Fund’s current fiscal year.
[2]

“Interest and dividend expenses on short positions” reflect interest expense and dividends paid on borrowed securities. Interest expenses result from the Fund’s use of prime brokerage arrangements to execute short sales. Dividends paid on borrowed securities are an expense of short sales. Such expenses are required to be treated as a Fund expense for accounting purposes and are not payable to Calamos Advisors LLC. Any interest expense amount or dividends paid on securities sold short will vary based on the Fund’s use of those investments as an investment strategy best suited to seek the objective of the Fund.

[3]

The Fund’s investment advisor has contractually agreed to reimburse Fund expenses through March 31, 2017 to the extent necessary so that Total Annual Fund Operating Expenses (excluding taxes, interest, short interest, short dividend expenses, brokerage commissions, acquired fund fees and expenses, and extraordinary or non-routine expenses, if any) of Class A and Class C are limited to 2.00% and 2.75% of average net assets, respectively.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then either redeem or do not redeem your shares at the end of the reflected time periods. The example also assumes that your investment has a 5% return each year, that all dividends and capital gain distributions are reinvested, that you pay a maximum initial or contingent deferred sales charge and that the Fund’s operating expenses remain the same. Although your actual performance and costs may be higher or lower, based on these assumptions, your costs would be:

3

	REDEMPTION		NO REDEMPTION
	A	C	A	C
1 Year	796	511	796	411
3 Years	1,484	1,200	1,484	1,200

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in the annual fund operating expenses or in the example, affect the Fund’s performance.

Principal Investment Strategies

Under normal circumstances, the Fund aims to achieve its investment objective primarily by investing globally in publicly listed equity securities, including common stock and American Depositary Receipts (“ADRs”), of issuers of all market capitalizations that operate in the knowledge-based sectors such as technology, communications and media, as well as financial services and healthcare, and other investment companies, including exchange-traded funds (“ETFs”), that track or otherwise provide exposure to such sectors. The Fund’s investment adviser (the “Advisor”) believes that the heterogeneous, disruptive and volatile nature of many of these sectors is well suited for long/short equity investing. Long investing generally involves buying a security expecting to profit from an increase in its price. Short investing generally involves selling a security that the Fund does not own expecting to profit from a decline in its price at a later time. The Advisor will also consider investing in other sectors if, in the Advisor’s opinion, such long and short exposures have favorable potential for contributing value. The Fund may maintain long and short positions through the use of derivative instruments, such as options, futures and forward contracts, without investing directly in the underlying asset. The Fund may also use derivative instruments to attempt to both increase the return of the Fund and hedge (protect) the value of the Fund’s assets. The Fund may also invest in cash and cash equivalents.

The Advisor pursues a fundamental, global approach that incorporates a blend of top-down and bottom-up considerations. The advantages of its investment process are based upon: 1) a comprehensive assessment of what drives share prices; 2) how companies and industries are analyzed; and 3) the flexible management of style, capitalization and country factors. The Advisor believes that flexible asset allocation across the global equity universe, with less emphasis upon the traditional role of benchmarks, provides the potential for excess returns.

The Advisor’s approach is primarily derived from its assessment of corporate and economic fundamentals. Equally, the Fund’s strategy allows for all investment styles (for example, growth versus value, small versus large capitalization) to be considered depending upon a company’s business model, prevailing market conditions and the economic cycle. The Advisor believes that stocks with common style characteristics can behave similarly, often in response to the economic cycle, and that these characteristics are an additional source of return that should be identified.

Principal Risks

An investment in the Fund is subject to risks, and you could lose money on your investment in the Fund. There can be no assurance that the Fund will achieve its investment objective. The risks associated with an investment in the Fund can increase during times of significant market volatility. Under certain conditions, even if the value of the Fund’s long positions are rising, this could be offset by declining values of the Fund’s short positions. Conversely, it is possible that rising values of the Fund’s short positions could be offset by declining values of the Fund’s long positions. In either scenario the Fund may experience losses. In a market where the value of both the Fund’s long and short positions are declining, the Fund may experience substantial losses. Your investment in the Fund is not a deposit in a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. The principal risks of investing in the Fund include:

•

Equity Securities Risk — The securities markets are volatile, and the market prices of the Fund’s securities may decline generally. The price of equity securities fluctuates based on changes in a company’s financial condition and overall market and economic conditions. If the market prices of the securities owned by the Fund (i.e., the Fund’s long position) fall, the value of your investment in the Fund will decline.

•

Short Sale Risk — The Fund may incur a loss (without limit) as a result of a short sale if the market value of the borrowed security (i.e., the Fund’s short position) increases between the date of the short sale and the date the Fund replaces the security. The Fund may be unable to repurchase the borrowed security at a particular time or at an acceptable price.

4

•

Portfolio Selection Risk — The value of your investment may decrease if the investment adviser’s judgment about the attractiveness, value or market trends affecting a particular security, issuer, industry or sector or about market movements is incorrect.

•

Sector Risk — To the extent the Fund invests a significant portion of its assets in a particular sector, a greater portion of the Fund’s performance may be affected by the general business and economic conditions affecting that sector. Each sector may share economic risk with the broader market, however there may be economic risks specific to each sector. As a result, returns from those sectors may trail returns from the overall stock market and it is possible that the Fund may underperform the broader market, or experience greater volatility.

•

Foreign Securities Risk — Risks associated with investing in foreign securities include fluctuations in the exchange rates of foreign currencies that may affect the U.S. dollar value of a security, the possibility of substantial price volatility as a result of political and economic instability in the foreign country, less public information about issuers of securities, different securities regulation, different accounting, auditing and financial reporting standards and less liquidity than in U.S. markets.

•

American Depositary Receipts Risk — The stocks of most foreign companies that trade in the U.S. markets are traded as ADRs. U.S. depositary banks issue these stocks. Each ADR represents one or more shares of foreign stock or a fraction of a share. The price of an ADR corresponds to the price of the foreign stock in its home market, adjusted to the ratio of the ADRs to foreign company shares. Therefore while purchasing a security on a U.S. exchange, the risks inherently associated with foreign investing still apply to ADRs.

•

Emerging Markets Risk — Emerging market countries may have relatively unstable governments and economies based on only a few industries, which may cause greater instability. The value of emerging market securities will likely be particularly sensitive to changes in the economies of such countries. These countries are also more likely to experience higher levels of inflation, deflation or currency devaluations, which could hurt their economies and securities markets.

•

Currency Risk — To the extent that the Fund invests in securities or other instruments denominated in or indexed to foreign currencies, changes in currency exchange rates bring an added dimension of risk. Currency fluctuations could negatively impact investment gains or add to investment losses. Although the Fund may attempt to hedge against currency risk, the hedging instruments may not always perform as the Fund expects and could produce losses. Suitable hedging instruments may not be available for currencies of emerging market countries. The Fund’s investment adviser may determine not to hedge currency risks, even if suitable instruments appear to be available.

•

Forward Foreign Currency Contract Risk — Forward foreign currency contracts are contractual agreements to purchase or sell a specified currency at a specified future date (or within a specified time period) at a price set at the time of the contract. The Fund may not fully benefit from, or may lose money on, forward foreign currency transactions if changes in currency exchange rates do not occur as anticipated or do not correspond accurately to changes in the value of the Fund’s holdings.

•

Geographic Concentration Risk — Investments in a particular country or geographic region may be particularly susceptible to political, diplomatic or economic conditions and regulatory requirements. To the extent the Fund concentrates its investments in a particular country, region or group of regions, the Fund may be more volatile than a more geographically diversified fund.

•

Small and Mid-Sized Company Stock Risk — Small to mid-sized company stocks have historically been subject to greater investment risk than large company stock. The prices of small to mid-sized company stocks tend to be more volatile and less liquid than large company stocks. Small and mid-sized companies may have no or relatively short operating histories, or be newly formed public companies. Some of these companies have aggressive capital structures, including high debt levels, or are involved in rapidly growing or changing industries and/or new technologies, which pose additional risks.

•

Other Investment Companies (including ETFs) Risk. Investments in the securities of other investment companies, including ETFs, may involve duplication of advisory fees and certain other expenses. Additionally, if the investment company or ETF fails to achieve its investment objective, the value of the Fund’s investment will decline, adversely affecting the Fund’s performance. In addition, closed end investment company and ETF shares potentially may trade at a discount or a premium and are subject to brokerage and other trading costs, which could result in greater expenses to the Fund. The Fund may also engage in short sales of the securities of other investment companies.

•

Derivatives Risk — Derivatives are instruments, such as futures, options and forward foreign currency contracts, whose value is derived from that of other assets, rates or indices. The use of derivatives for non-hedging purposes may be considered more speculative than other types of investments. Derivatives can be used for hedging (attempting to reduce risk by offsetting one investment position with another) or non-hedging purposes. Hedging with derivatives may increase expenses, and there is no guarantee that a hedging strategy will work. While hedging can reduce or eliminate losses, it can also reduce or eliminate gains. The use of derivatives for non-hedging purposes may be considered more speculative than other types of investments. In addition, derivative

5

instruments are subject to counterparty risk, meaning that the party who issues the derivatives may experience a significant credit event and may be unwilling or unable to make timely settlement payments or otherwise honor its obligations. Changes in the value of a derivative may not correlate perfectly with the underlying asset, rate or index, and the Fund could lose more than the principal amount invested.

•

Options Risk — The Fund’s ability to close out its position as a purchaser or seller of an over-the-counter or exchange-listed put or call option is dependent, in part, upon the liquidity of the options market. There are significant differences between the securities and options markets that could result in an imperfect correlation among these markets, causing a given transaction not to achieve its objectives. The Fund’s ability to utilize options successfully will depend on the ability of the Fund’s investment adviser to predict pertinent market movements, which cannot be assured. The Fund may also purchase or write over-the-counter put or call options, which involves risks different from, and possibly greater than, the risks associated with exchange-listed put or call options. In some instances, over-the-counter put or call options may expose the Fund to the risk that a counterparty may be unable to perform according to a contract, and that any deterioration in a counterparty’s creditworthiness could adversely affect the instrument. In addition, the Fund may be exposed to a risk that losses may exceed the amount originally invested.

•

Futures and Forward Contracts Risk — Futures contracts provide for the future sale by one party and purchase by another of a specific asset at a specific time and price. An option on a futures contract gives the purchaser the right, in exchange for a premium, to assume a position in a futures contract at a specified exercise price during the term of the options. Forward contracts involve a negotiated obligation to purchase or sell an asset at a future date (with or without delivery required), which may be any fixed number of days from the date of the contract agreed upon by the parties, at a price set at the time of the contract. Forward contracts are not traded on exchanges; rather, a bank or dealer will act as agent or as principal in order to make or take future delivery of a specified lot of a particular security or currency for the Fund’s account. Futures and forward contracts are subject to counterparty risk, meaning that the party who issues the derivatives may experience a significant credit event and may be unwilling or unable to make timely settlement payments or otherwise honor its obligations.

•

Leveraging Risk — Leverage is the potential for the Fund to participate in gains and losses on an amount that exceeds the Fund’s investment. Leveraging risk is the risk that certain transactions of the Fund may give rise to leverage, causing the Fund to be more volatile and experience greater losses than if it had not been leveraged. The Fund’s use of short sales and investments in derivatives subject the Fund to leveraging risk.

•

Liquidity Risk — Liquidity risk exists when particular investments are difficult to purchase or sell. The Fund’s investments in illiquid securities may reduce the returns of the Fund because it may be unable to sell the illiquid securities at an advantageous time or price.

•

Portfolio Turnover Risk — The portfolio manager may actively and frequently trade securities or other instruments in the Fund’s portfolio to carry out its investment strategies. A high portfolio turnover rate increases transaction costs, which may increase the Fund’s expenses. Frequent and active trading may also cause adverse tax consequences for investors in the Fund due to an increase in short-term capital gains.

•

Cash Holdings Risk — To the extent the Fund holds cash positions, the Fund risks achieving lower returns and potential lost opportunities to participate in market appreciation which could negatively impact the Fund’s performance and ability to achieve its investment objective.

•

Non-Diversified Risk — The Fund is non-diversified, which means that it may invest in the securities of relatively few issuers. As a result, the Fund may be more susceptible to a single adverse economic or political occurrence affecting one or more of these issuers and may experience increased volatility due to its investments in those securities.

6

Fund Performance

The performance shown in the bar chart and performance table is the performance of another investment vehicle (the “Predecessor Fund”) prior to the commencement of the Fund’s operations. The Predecessor Fund was reorganized into Class I shares of the Fund on April 1, 2016. On October 1, 2015, the parent company of Calamos Advisors purchased Phineus Partners LP (“Phineus”), the prior general partner and investment manager to the Predecessor Fund and investment manager to the Predecessor Fund’s master fund. Calamos Advisors served as the investment manager to the Predecessor Fund’s master fund from October 1, 2015 to March 31, 2016 and the general partner and investment manager of the Predecessor Fund from February 25, 2016 and March 31, 2016. The Predecessor Fund commenced operations on May 1, 2002 and, since that time, has had various periods where it implemented its investment strategy directly on a stand-alone basis or indirectly through its investment in a master fund, which had the same investment policies, objectives, guidelines and restrictions as the Predecessor Fund. Regardless of whether the Predecessor Fund operated as a stand-alone fund or invested indirectly through a master fund, Phineus and Calamos Advisors managed the Predecessor Fund’s assets using investment policies, objectives, guidelines and restrictions that were in all material respects equivalent to those of the Fund. The Predecessor Fund performance information in the bar chart and table has been adjusted to reflect Class A share, and with respect to the table, Class C share expenses. However, the Predecessor Fund was not a registered mutual fund and so it was not subject to the same investment and tax restrictions as the Fund. If it had been, the Predecessor Fund’s performance may have been lower. Updated Fund performance information is available at no cost by visiting www.calamos.com or by calling 800.582.6959.

The bar chart and the performance table below illustrate the risks and volatility of an investment in the Fund by showing changes in the Predecessor Fund’s performance from year to year and by showing how the Predecessor Fund’s average annual total returns for 1 year, 5 years, 10 years and since inception compare with those of a broad measure of market performance. Of course, the Predecessor Fund’s past performance (before and after taxes) does not necessarily indicate how the Fund will perform in the future. “Since Inception” returns shown for each index are returns since the inception of the Predecessor Fund (on May 1, 2002), or since the nearest subsequent month end when comparative index data is available only for full monthly periods.

After-tax returns cannot be calculated for periods before the Fund’s registration as a mutual fund and they are, therefore, unavailable.

ANNUAL TOTAL RETURN FOR YEARS ENDED 12.31

2006	2007	2008	2009	2010
21.31%	27.76%	-18.07%	73.03%	8.20%

2011	2012	2013	2014	2015
-6.95%	7.29%	19.87%	0.24%	4.70%

Best Quarter: 41.74% (06.30.2009)	Worst Quarter: -15.02% (06.30.2012)

AVERAGE ANNUAL TOTAL RETURNS FOR THE PERIODS ENDED 12.31.15

	INCEPTION DATE OF CLASS	ONE YEAR	FIVE YEAR	TEN YEAR	SINCE INCEPTION
Class A	5.1.2002
Load Adjusted Return Before Taxes		-0.27%	3.65%	11.02%	11.11%
Class C	5.1.2002
Load Adjusted Return Before Taxes		2.92%	3.88%	10.73%	10.68%
MSCI World Index		-0.32%	8.19%	5.56%	6.67%
S&P 500 Index		1.38%	12.57%	7.31%	6.95%

7

The MSCI World Index is designed to measure the equity market performance of developed markets. The S&P 500 Index is generally considered to be representative of the U.S. stock market. The MSCI World Index and S&P 500 Index are provided to show how the Fund’s performance compares with the returns of an index of securities similar to those in which the Fund invests.

Investment Adviser

Calamos Advisors LLC

PORTFOLIO MANAGER/ FUND TITLE (IF APPLICABLE)	PORTFOLIO MANAGER EXPERIENCE IN THE FUND	PRIMARY TITLE WITH INVESTMENT ADVISER
Michael Grant	Since Fund’s inception	SVP, Sr. Co-Portfolio Manager

8

Other Important Information Regarding Fund Shares

Buying and Redeeming Fund Shares

Minimum Initial Investment

Classes A and C: $2,500/$500 for Individual Retirement Account (“IRA”)

Minimum Additional Investment

Classes A and C: $50

To Place Orders

Please contact your broker or other intermediary, or place your order directly:

U.S. Bancorp Fund Services, LLC

P.O. Box 701

Milwaukee, WI 53201

Phone: 800.582.6959

Transaction Policies

The Fund’s shares are redeemable. In general, investors may purchase, redeem, or exchange Fund shares on any day the New York Stock Exchange (“NYSE”) is open by written request (to the address noted above), by wire transfer, by telephone (at the number noted above), or through a financial intermediary. Orders to buy and redeem shares are processed at the next net asset value (share price or “NAV”) to be calculated only on days when the NYSE is open for regular trading.

Tax Information

The Fund’s distributions will generally be taxable as ordinary income or capital gains, except when your investment is in an IRA, 401(k) or other tax-advantaged investment plan.

Payments to Broker-Dealers and Other Financial Intermediaries

If you purchase shares of the Fund through a broker-dealer or other financial intermediary (such as a bank), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary’s website for more information.

9

Additional Information About Investment Strategies and Related Risks

What is the investment objective and principal strategies of the Fund?

The Fund’s investment process generally involves three central activities: (i) gathering information; (ii) processing that information and developing investment convictions; and (iii) translating those convictions into a proper risk-adjusted portfolio. These three activities are discussed in greater detail below.

Primary Research Efforts. Research efforts are led by a fundamental, independent approach within which company visits and direct contact with management are stressed. The Fund’s investment adviser aims to concentrate its research efforts on those opportunities that it believes are more likely to generate a competitive advantage and supplements these efforts with screening tools that rank companies based on well-known or established financial metrics and risk factors, which tend to result in style-based rankings (for example, value or growth, or small or large capitalization, among other styles).

Company analysis is integrated with efforts to understand broader industry and sector trends. This process begins with the identification of key sector and industry characteristics and aims to define the positions within an industry that historically have outperformed and underperformed.

Building Investment Convictions. The second step in the Fund’s investment approach is to analyze the information that has been gathered, with the aim of accumulating a range of investment convictions. The Fund’s investment adviser uses a qualitative approach to assess a company’s prospects by focusing primarily upon three factors — its technological advantage, its customer focus and management adaptability. In addition to this company analysis, the competitive landscape and related industry models are reviewed and analyzed. Finally, the Fund’s investment adviser considers the state of the overall economy and business cycle and their potential impact on a particular industry and/or company prospects.

Portfolio Construction. The final step in the Fund’s approach is to translate the investment convictions of its research efforts into the construction of what it believes is a proper risk-adjusted portfolio. In implementing this step, the Fund’s investment adviser considers the direction of the overall stock market, which helps determine the portfolio’s gross and net exposure, as well as the specific stock factors that influence a particular position size. The Fund’s gross exposure equals the value of its long positions plus its short positions. The Fund’s net exposure equals the value of long positions — assets purchased and still held — minus the value of short positions. The decision to buy a specific stock is generally driven by the view of whether the stock is undervalued and there are potential catalysts that will narrow the gap between the current trading price and what is believed to be the fair value. Conversely, the decision to sell a stock is generally driven by the Fund’s view of the risk of underperformance. In addition to the market and stock exposure, the Fund’s investment adviser, when constructing the portfolio, considers two additional factors that can contribute meaningfully to the risk of the portfolio: the industry allocation and the exposure of the portfolio to particular investment styles.

The Fund may focus on technology-related sectors for a variety of reasons. As new technologies emerge and others decline, the Fund’s investment adviser believes that the global universe of publicly traded equities in technology-related sectors should maintain their central roles across markets and have the ability to produce dynamic and profitable investment opportunities. The Fund’s investment adviser believes that the volatile, disruptive and heterogeneous nature of these sectors provides a more diverse range of performance outcomes than is found in most other sectors and creates stronger long and short investment opportunities. Furthermore, the Fund’s adviser believes that the technical nature of their competitive advantage is complex and that a considerable portion of their value is created in the distant future rather than the present, which provides unique investment opportunities. Finally, the Adviser considers the universe of securities in the technology-related sectors to be one of the largest and most liquid of the major equity classes and, accordingly, few other sectors offer as wide availability of hedging opportunities.

The Fund’s investment objective is not a fundamental policy and may be changed by the Fund’s Board of Trustees. Shareholders will be provided with 60 days’ notice of any change to the Fund’s investment objective.

Principal Risks of Investing in the Fund

This prospectus describes the risks you may face as an investor in the Fund. It is important to keep in mind that generally, investments with a higher potential reward also have a higher risk of losing money. The reverse is also commonly true: the lower the risk, the lower the potential reward. However, as you consider an investment in the Fund, you should also take into account your tolerance for the daily fluctuations of the financial markets and whether you can afford to leave your money in this investment for a long period of time to ride out down periods.

10

As with any security, there are market and investment risks associated with your investment in the Fund. The value of your investment will fluctuate over time, and it is possible to lose money.

In response to market, economic, political, or other conditions, the Fund may temporarily use a different investment strategy for defensive purposes. If the Fund does so, different factors could affect the Fund’s performance, and the Fund may not achieve its investment objective.

What are the principal risks that apply to the Fund?

Market Risk. The risk that the securities markets will increase or decrease in value is considered market risk and applies to any security. If there is a general decline in the stock or fixed-income market, it is possible your investment may lose value regardless of the individual results of the companies in which the Fund invests.

Market Disruption Risk. Certain events have a disruptive effect on securities markets, including but not limited to, terrorist attacks, war and other geopolitical events or catastrophes. The Fund’s investment adviser, CALAMOS ADVISORS, cannot predict the effect of similar events in the future on the U.S. or foreign economies. Certain securities such as high yield and equity securities tend to be impacted more by these events than other types of securities in terms of price and volatility.

Recent Market Events. Over the last several years, domestic and international markets have experienced acute turmoil. This turmoil resulted in unusual and extreme volatility in the equity and debt markets, in the prices of individual securities and in the world economy. In addition, many governments and quasi-governmental entities throughout the world responded to the turmoil with a variety of significant fiscal and monetary policy changes, including but not limited to, direct capital infusions into companies, new monetary programs and dramatically lower interest rates. An unexpected or quick reversal of these policies could increase volatility in the equity and debt markets. These market conditions and continuing economic risks add significantly to the risk of short-term volatility in the Fund.

Turbulence in the financial markets and reduced liquidity in equity, credit and fixed-income markets may negatively affect issuers worldwide, which could have an adverse effect on the Fund. Following the financial crisis that began in 2007, the Federal Reserve has attempted to stabilize the U.S. economy and support the U.S. economic recovery by keeping the federal funds rate at or near zero percent. When the Federal Reserve raises the federal funds rate, there is a risk that interest rates across the U.S. financial system will rise. These policy changes may expose markets to heightened volatility and may reduce liquidity for certain Fund investments, causing the value of the Fund’s investments and share price to decline. To the extent the Fund experiences high redemptions because of these policy changes, the Fund may experience increased portfolio turnover, which will increase the costs that the Fund incurs and may lower the Fund’s performance.

Investment Management Risk. Whether the Fund achieves its investment objective is significantly impacted by whether CALAMOS ADVISORS is able to choose suitable investments for the Fund.

American Depositary Receipts Risk. The stocks of most foreign companies that trade in the U.S. markets are traded as American Depositary Receipts (ADRs). U.S. depositary banks issue these stocks. Each ADR represents one or more shares of foreign stock or a fraction of a share. The price of an ADR corresponds to the price of the foreign stock in its home market, adjusted to the ratio of the ADRs to foreign company shares. Therefore while purchasing a security on a U.S. exchange, the risks inherently associated with foreign investing still apply to ADRs.

Equity Securities Risk. Equity investments are subject to greater fluctuations in market value than other asset classes as a result of such factors as a company’s business performance, investor perceptions, stock market trends and general economic conditions.

Mid-Sized Company Risk. Mid-sized company stocks have historically been subject to greater investment risk than large company stocks. The risks generally associated with these companies include more limited product lines, markets and financial resources, lack of management depth or experience, dependency on key personnel, and vulnerability to adverse market and economic developments. Accordingly, the prices of mid-sized company stocks tend to be more volatile than prices of large company stocks.

11

Small Company Risk. Small company stocks have historically been subject to greater investment risk than mid-sized and large company stocks. The risks generally associated with small companies include more limited product lines, markets and financial resources, lack of management depth or experience, dependency on key personnel, and vulnerability to adverse market and economic developments. Accordingly, the prices of small company stocks tend to be more volatile than prices of mid-sized and large company stocks. Further, the prices of small company stocks are often adversely affected by limited trading volumes and the lack of publicly available information.

Foreign Securities Risk. There are special risks associated with investing in foreign securities that are not typically associated with investing in U.S. companies. These risks include fluctuations in the exchange rates of foreign currencies that may affect the U.S. dollar value of a security, and the possibility of substantial price volatility as a result of political and economic instability in the foreign country. Other risks of investing in foreign securities include: less public information about issuers of securities, different securities regulation, different accounting, auditing and financial reporting standards and less liquidity in foreign markets than in U.S. markets.

Other Investment Companies (including ETFs) Risk. Investments in the securities of other investment companies, including ETFs, may involve duplication of advisory fees and certain other expenses. By investing in another investment company or ETF, the Fund becomes a shareholder thereof. As a result, Fund shareholders indirectly bear the Fund’s proportionate share of the fees and expenses indirectly paid by shareholders of the other investment company or ETF, in addition to the fees and expenses Fund shareholders bear in connection with the Fund’s own operations. If the investment company or ETF fails to achieve its investment objective, the value of the Fund’s investment will decline, adversely affecting the Fund’s performance. In addition, closed end investment company and ETF shares potentially may trade at a discount or a premium and are subject to brokerage and other trading costs, which could result in greater expenses to the Fund. In addition, the Fund may engage in short sales of the securities of other investment companies. When the Fund shorts securities of another investment company, it borrows shares of that investment company which it then sells. The Fund closes out a short sale by purchasing the security that it has sold short and returning that security to the entity that lent the security.

Emerging Markets Risk. Investment in foreign securities may include investment in securities of foreign issuers located in less developed countries, which are sometimes referred to as emerging markets. Emerging market countries may have relatively unstable governments and economies based on only a few industries, which may cause greater instability. The value of emerging market securities will likely be particularly sensitive to changes in the economies of such countries (such as reversals of economic liberalization, political unrest or changes in trading status). These countries are also more likely to experience higher levels of inflation, deflation or currency devaluations, which could hurt their economies and securities markets.

Forward Foreign Currency Contract Risk. Forward foreign currency contracts are contractual agreements to purchase or sell a specified currency at a specified future date (or within a specified time period) at a price set at the time of the contract. The Fund may not fully benefit from, or may lose money on, forward foreign currency transactions if changes in currency exchange rates do not occur as anticipated or do not correspond accurately to changes in the value of the Fund’s holdings. The Fund’s ability to use forward foreign currency transactions successfully depends on a number of factors, including the forward foreign currency transactions being available at attractive prices, the availability of liquid markets and the ability of the portfolio managers to accurately predict the direction of changes in currency exchange rates. Currency exchange rates may be volatile and may be affected by, among other factors, the general economics of a country, the actions of U.S. and foreign governments or central banks, the imposition of currency controls and speculation. Currency transactions are also subject to the risk that the other party in the transaction will default its contractual obligation, which would deprive the Fund of unrealized profits or force the Fund to cover its commitments for purchase or sale of a currency, if any, at the current market price. If the Fund enters into a forward foreign currency contract, its custodian will segregate liquid assets of the Fund having a value equal to the Fund’s commitment under such forward contract from day to day, except to the extent that the Fund’s forward contract obligation is covered by liquid portfolio securities denominated in, or whose value is tied to, the currency underlying the forward contract.

Currency Risk. To the extent that a Fund invests in securities or other instruments denominated in or indexed to foreign currencies, changes in currency exchange rates bring an added dimension of risk. Currency fluctuations could negatively impact investment gains or add to investment losses. Although a Fund may attempt to hedge against currency risk, the hedging instruments may not always perform as the Fund expects and could produce losses. Suitable hedging instruments may not be available for currencies of emerging market countries. A Fund’s investment adviser may determine not to hedge currency risks, even if suitable instruments appear to be available.

12

Geographic Concentration Risk. Investments in a particular country or geographic region may be particularly susceptible to political, diplomatic or economic conditions and regulatory requirements. To the extent the Fund concentrates its investments in a particular country, region or group of regions, the Fund may be more volatile than a more geographically diversified fund.

Short Sale Risk. Short sales involve risks. The Fund may incur a loss (without limit) as a result of a short sale if the market value of the borrowed security (i.e., the Fund’s short position) increases between the date of the short sale and the date the Fund replaces the security. The Fund may be unable to repurchase the borrowed security at a particular time or at an acceptable price. The Fund might be unable to implement these strategies because of the lack of attractive short sale opportunities. If a convertible security used to cover a short position is called before conversion, the Fund may be required to purchase the security sold short at a price in the open market above the price at which the Fund had sold the security short.

Options Risk. There are significant differences between the securities and options markets that could result in an imperfect correlation among these markets, causing a given transaction not to achieve its objectives. The Fund’s ability to utilize options successfully will depend on CALAMOS ADVISORS’ ability to predict pertinent market movements, which cannot be assured.

The Fund’s ability to close out its position as a purchaser or seller of an Options Clearing Corporation or exchange-listed put or call option is dependent, in part, upon the liquidity of the option market. If the Fund were unable to close out an option that it had purchased on a security, it would have to exercise the option to realize any profit or the option would expire and become worthless. If the Fund were unable to close out a covered call option that it had written on a security, it would not be able to sell the underlying security until the option expired. As the writer of a covered call option on a security, the Fund foregoes, during the option’s life, the opportunity to profit from increases in the market value of the security covering the call option above the sum of the premium and the exercise price of the call. The hours of trading for listed options may not coincide with the hours during which the underlying financial instruments are traded. To the extent that the option markets close before the markets for the underlying financial instruments, significant price and rate movements can take place in the underlying markets that cannot be reflected in the option markets until the next trading day.

Unless the parties provide for it, there is no central clearing or guaranty function in an over-the-counter option. As a result, if the counterparty fails to make or take delivery of the security or other instrument underlying an over-the-counter option it has entered into with the Fund or fails to make a cash settlement payment due in accordance with the terms of that option, the Fund will lose any premium it paid for the option as well as any anticipated benefit of the transaction. Accordingly, CALAMOS ADVISORS must assess the creditworthiness of each such counterparty or any guarantor or credit enhancement of the counterparty’s credit to determine the likelihood that the terms of the over-the-counter option will be satisfied.

The Fund may also purchase or write over-the-counter put or call options, which involves risks different from, and possibly greater than, the risks associated with exchange-listed put or call options. In some instances, over-the-counter put or call options may expose the Fund to the risk that a counterparty may be unable to perform according to a contract, and that any deterioration in a counterparty’s creditworthiness could adversely affect the instrument. In addition, the Fund may be exposed to a risk that losses may exceed the amount originally invested.

Portfolio Turnover Risk. Engaging in active and frequent trading of securities may result in a higher than average level of capital gains and greater transaction costs to the Fund, including brokerage commissions or dealer mark-ups and other transaction costs on the sale and reinvestments of securities. Such sales may also result in the realization of capital gains, including short-term capital gains (which are taxed at ordinary income tax rates for federal income tax purposes, rather than at lower capital gains rates) and may adversely impact the Fund’s performance. It is possible that the Fund engaging in active and frequent trading may distribute sizable taxable gains to its shareholders, regardless of the Fund’s net longer term performance. The trading costs and tax effects associated with portfolio turnover will adversely affect the Fund’s performance and lower the Fund’s effective return for investors.

Derivatives Risk. Derivatives are instruments, such as futures, options and forward foreign currency contracts, whose value is derived from that of other assets, rates or indices. Derivatives may be more volatile than other investments and may magnify the Fund’s gains or losses. Successful use of derivatives depends upon the level to which prices of the underlying assets correlate with price movements in the derivatives the Fund buys or sells. The Fund could be negatively affected if the change in market value of its securities fails to correlate with the value of derivatives it purchases or sells.

13

The potential lack of a liquid secondary market for a derivative may present the Fund from closing its derivatives positions and to limit losses or realize profits. Derivatives may be purchased for a fraction of their value and small price movements may result in an immediate and substantial loss to the Fund.

The use of derivatives for non-hedging purposes may be considered more speculative than other types of investments. Derivatives can be used for hedging (attempting to reduce risk by offsetting one investment position with another) or non-hedging purposes. Hedging with derivatives may increase expenses, and there is no guarantee that a hedging strategy will work. While hedging can reduce or eliminate losses, it can also reduce or eliminate gains. The use of derivatives for non-hedging purposes may be considered more speculative than other types of investments. In addition, derivative instruments are subject to counterparty risk, meaning that the party who issues the derivatives may experience a significant credit event and may be unwilling or unable to make timely settlement payments or otherwise honor its obligations. Changes in the value of a derivative may not correlate perfectly with the underlying asset, rate or index, and the Fund could lose more than the principal amount invested.

Futures and Forward Contracts Risk. Futures contracts provide for the future sale by one party and purchase by another of a specific asset at a specific time and price. An option on a futures contract gives the purchaser the right, in exchange for a premium, to assume a position in a futures contract at a specified exercise price during the term of the option. Forward contracts involve a negotiated obligation to purchase or sell an asset at a future date (with or without delivery required), which may be any fixed number of days from the date of the contract agreed upon by the parties, at a price set at the time of the contract. Forward contracts are not traded on exchanges; rather, a bank or dealer will act as agent or as principal in order to make or take future delivery of a specified lot of a particular security or currency for the Fund’s account. Futures and forward contracts are subject to counterparty risk, meaning that the party who issues the derivatives may experience a significant credit event and may be unwilling or unable to make timely settlement payments or otherwise honor its obligations.

Leveraging Risk. Leverage is the potential for the Fund to participate in gains and losses on an amount that exceeds the Fund’s investment. Leveraging risk is the risk that certain transactions of the Fund may give rise to leverage, causing the Fund to be more volatile and experience greater losses than if it had not been leveraged. The Fund’s use of short sales and investments in derivatives subject the Fund to leveraging risk.

Liquidity Risk. Liquidity risk exists when particular investments are difficult to purchase or sell. The Fund’s investments in illiquid securities may reduce the returns of the Fund because it may be unable to sell the illiquid securities at an advantageous time or price.

Portfolio Selection Risk. The value of your investment may decrease if the investment adviser’s judgment about the attractiveness, value or market trends affecting a particular security, issuer, industry or sector or about market movements is incorrect.

Sector Risk. To the extent the Fund invests a significant portion of its assets in a particular sector, a greater portion of the Fund’s performance may be affected by the general business and economic conditions affecting that sector. Each sector may share economic risk with the broader market, however there may be economic risks specific to each sector. As a result, returns from those sectors may trail returns from the overall stock market and it is possible that the Fund may underperform the broader market, or experience greater volatility.

Cash Holdings Risk. The Fund may invest in cash and cash equivalents for indefinite periods of time when the Fund’s investment adviser determines the prevailing market environment warrants doing so. When the Fund holds cash positions, it may lose opportunities to participate in market appreciation, which may result in lower returns than if the Fund had remained fully invested in the market. Furthermore, cash and cash equivalents may generate minimal or no income and could negatively impact the Fund’s performance and ability to achieve its investment objective.

Portfolio security holdings disclosure

A description of the Fund’s policies and procedures in connection with the disclosure of portfolio security holdings of the Fund is available in the Fund’s statement of additional information (“SAI”) and on the Fund’s website, www.calamos.com.

14

Fund Facts

Who manages the Fund?

The Fund’s investments are managed by CALAMOS ADVISORS LLC, 2020 Calamos Court, Naperville, IL. CALAMOS ADVISORS is an indirect subsidiary of CALAMOS ASSET MANAGEMENT, INC., whose voting shares are majority-owned by CALAMOS FAMILY PARTNERS, INC., which is controlled by John P. Calamos, Sr. and the Calamos family.

Subject to the overall authority of the Board of Trustees (“Board”), CALAMOS ADVISORS provides continuous investment supervision and management to the Fund under a management agreement and also furnishes office space, equipment and management personnel. For these services, the Fund pays CALAMOS ADVISORS a fee based on its average NAV, which is accrued daily and paid on a monthly basis. The Fund will pay fees (before any reimbursement) under the management agreement in the following amounts as a percentage of its average net assets:

FUND	FEES
Calamos Phineus Long/Short Fund	1.25%

CALAMOS ADVISORS has contractually agreed to limit the annual ordinary operating expenses of the Fund, as a percentage of the average net assets of the particular class of shares, to 2.00% for Class A shares, and 2.75% for Class C shares. For purposes of this expense limitation agreement, operating expenses do not include, among other expenses, interest and dividend expenses on short positions. This expense limitation agreement is binding on CALAMOS ADVISORS through March 31, 2017 for the Fund.

A discussion regarding the basis for the approval by the board of trustees of the management agreement for the Fund will be included in the Fund’s semi-annual report to shareholders for the fiscal period ending April 30, 2016.

Calamos has been named as a defendant in a complaint captioned Chill v. Calamos Advisors LLC, et al., which was filed in the United States District Court for the Southern District of New York on February 11, 2015 (the “Complaint”). The Complaint, which was filed by two shareholders of an open-end investment company advised by Calamos, also names as a defendant Calamos Financial Services LLC (Calamos and Calamos Financial Services LLC are referred to as the “Defendants”). The Complaint alleges that Calamos breached its fiduciary duty under Section 36(b) of the 1940 Act with respect to its receipt of advisory fees paid by the open-end investment company, and that both defendants breached fiduciary duties under Section 36(b) with respect to distribution and servicing fees paid by the open-end investment company. The Complaint, which the plaintiffs purport to bring on behalf of the open-end investment company, requests relief in the form of (i) a declaration that the Defendants violated Section 36(b) of the 1940 Act, (ii) permanently enjoining the Defendants from further violating Section 36(b), (iii) awarding compensatory damages, including repayment of excessive investment advisory fees and distribution fees, (iv) rescinding the open-end investment company’s investment management agreement and distribution plan and (v) awarding reasonable costs from the Complaint.

The Defendants believe that the Complaint is without merit, and intend to defend themselves vigorously against the allegations. Calamos also believes that the Complaint will not have a material adverse effect on the ability of Calamos to perform its obligations under its investment management agreement with the Fund.

Portfolio Manager

Michael Grant. Mr. Grant joined CALAMOS ADVISORS in September 2015 as a Global Economist – Long/Short Strategies and as a Senior Co-Portfolio Manager. Previously, he was Founder, CIO, and Portfolio Manager at Phineus Partners LP since 2002. Mr. Grant was the primary portfolio manager of, and made all material investment decisions for, the Predecessor Fund.

The Fund’s SAI provides additional information about Mr. Grant, including other accounts he manages, his ownership in the CALAMOS FAMILY OF FUNDS and his compensation.

What classes of shares does the Fund offer?

This prospectus offers two classes of shares of the Fund: Class A and Class C shares. Class I shares, which have a different expense structure, are offered by a separate prospectus. The different classes of Fund shares are investments in the same portfolio of securities, but each class of shares has different expenses and will likely have different NAVs. The main differences among Class A and Class C shares lie primarily in their initial and contingent deferred sales charge

15

structures and their distribution fees. Class A shares generally bear an initial sales charge at the time of purchase, while Class C shares generally bear a contingent deferred sales charge at the time of redemption. All share classes bear distribution and/or service fees. Please see the “How Can I Buy Shares — By Exchange” and the “Exchange for Class I” sections of the prospectus for a discussion of the exchange features of the Fund’s share classes.

Class A shares

For the Fund, the offering price for Class A shares is the NAV per share plus an initial sales charge. The Fund’s, maximum sales charge is 4.75% of the offering price. The sales charge varies depending on the amount of your purchase, as follows:

	SALES CHARGE
THE FUND	AS A % OF NET AMOUNT INVESTED	AS A % OF OFFERING PRICE
Less than $50,000	4.99%	4.75%
$50,000 but less than $100,000	4.44	4.25
$100,000 but less than $250,000	3.63	3.50
$250,000 but less than $500,000	2.56	2.50
$500,000 but less than $1,000,000	2.04	2.00
$1,000,000 or more*	None	None

*	Redemption of shares may be subject to a contingent deferred sales charge as discussed below.

Class A shares also have a 0.25% distribution (12b-1) fee. See “Distribution and service (Rule 12b-1) plan” for more information about distribution fees.

How can I reduce sales charges for Class A purchases?

As the table above shows, the larger your investment, the lower your initial sales charge on Class A shares. Each investment threshold that qualifies for a lower sales charge is known as a “breakpoint.” You may be able to qualify for a breakpoint on the basis of a single purchase or by aggregating the amounts of more than one purchase in the following ways:

Rights of accumulation

You may combine the value at the current public offering price of Class A and C shares (and Fidelity Institutional Prime Money Market Portfolio Shares) of any Funds within the CALAMOS FAMILY OF FUNDS already owned and Fidelity Institutional Money Market Treasury Portfolio Shares (discussed below) previously purchased by exchanging from Calamos Fund shares with a new purchase of Class A shares of any Fund within the CALAMOS FAMILY OF FUNDS to reduce the sales charge on the new purchase. The sales charge for the new shares will be figured at the rate in the table above that applies to the combined value of your current and new investment.

Letter of Intent

Under a letter of intent, you may purchase additional Class A shares of the Fund over a 13-month period and receive the same sales charge as if you had purchased all the shares at once. A letter of intent does not obligate you to purchase or sell additional Class A shares. See the SAI for more information about letters of intent.

$1,000,000 purchase order

You may purchase the Fund’s Class A shares at the NAV without a sales charge provided that the total amount invested in Class A shares of all Funds within the CALAMOS FAMILY OF FUNDS totals at least $1,000,000. Shares purchased at NAV in an account with a value of $1,000,000 without a sales charge may incur a contingent deferred sales charge of 1.00% if sold within two years after purchase, excluding shares purchased from the reinvestment of dividends or capital gains distributions. See “Contingent deferred sales charges” for more information about contingent deferred sales charges.

16

What accounts are eligible for reduced sales charges on Class A shares?

You may aggregate your eligible accounts with the eligible accounts of members of your immediate family to obtain a breakpoint discount. The types of eligible accounts that may be aggregated to obtain the breakpoint discounts described above include:

• Individual accounts	• Joint accounts	• Certain IRA accounts

For the purpose of obtaining a breakpoint discount, members of your “immediate family” include your spouse, child, stepchild, parent, stepparent, sibling, grandchild and grandparent, in each case including in-law and adoptive relationships. In addition, a fiduciary can count all shares purchased for a trust, estate or other fiduciary account (including one or more employee benefit plans of the same employer) that has multiple accounts. Eligible accounts include those registered in the name of your financial intermediary through which you own CALAMOS FAMILY OF FUNDS shares.

Who may purchase Class A shares without a sales charge?

Any of the following investors may purchase Class A shares of the Fund at NAV, with no initial sales charge:

(a)	any investor buying shares through a wrap account or other investment program whereby the investor pays the investment professional directly for services;

(b)	any investor buying Class A shares by exchanging Class A shares of another Fund in the CALAMOS FAMILY OF FUNDS or Fidelity Institutional Money Market Treasury Portfolio Shares or Fidelity Institutional Prime Money Market Portfolio Shares, if purchases of those shares have previously incurred a sales charge (see “Money market fund” below);

(c)	any trust created under a pension, profit sharing or other employee benefit plan (including qualified and non-qualified deferred compensation plans), where such plan has at least $1,000,000 in assets or 100 employees, or where the administrator for such plan acts as the administrator for qualified employee benefit plans with assets of at least $1,000,000, except for purchases by such plan made through brokerage relationships in which sales charges are customarily imposed.

(d)	any company exchanging shares with the Fund pursuant to a merger, acquisition or exchange offer;

(e)	any investor or intermediary platform on behalf of investors, including any investment company, that has entered into an investment advisory agreement or other written arrangements with CALAMOS ADVISORS or its affiliates;

(f)	some insurance company separate accounts not otherwise restricted by Internal Revenue Code Section 817(h);

(g)	any current or retired trustee of the Trust, or other registered investment company where CALAMOS ADVISORS acts as the sole investment adviser; or any associated trust, person, profit sharing or other benefit plan of such current or retired trustee;

(h)	any employee of CALAMOS FINANCIAL SERVICES LLC (“CFS”), the Fund’s distributor, or its affiliates;

(i)	employees of an entity with a selling group agreement with CFS;

(j)	any member of the immediate family of a person qualifying under (g), (h) or (i) including a spouse, child, stepchild, parent, stepparent, sibling, grandchild and grandparent, in each case including in-law and adoptive relationships; and

(k)	accounts at any intermediary who have entered into an agreement with CFS to offer shares to self-directed accounts.

Proceeds of Class A shares redeemed from the Fund within the previous 60 days may be reinvested in Class A shares of the Fund at NAV without a sales charge.

17

How do I obtain a breakpoint discount or purchase Class A shares without a sales charge?

The steps to obtain a breakpoint discount depend on how your account is maintained with the CALAMOS FAMILY OF FUNDS. To obtain any of the breakpoint discounts described above, you must notify us or your financial advisor at the time you purchase shares of each eligible account you or a member of your immediate family maintains. For example, if an initial investment that was less than $1,000,000 grows to over $1,000,000, you must tell us or your financial advisor that you qualify to purchase Class A shares without an initial sales charge when you make a subsequent investment. If you do not let us or your financial advisor know of all of the holdings or planned purchases that make you eligible for a reduction, you may not receive a discount to which you are otherwise entitled. If you make your investment through a financial advisor, it is solely your financial advisor’s responsibility to ensure that you receive discounts for which you are eligible, and the Fund is not responsible for a financial advisor’s failure to apply the eligible discount to your account. You may be asked by us or your financial advisor for account statements or other records to verify your discount eligibility, including, where applicable, records for accounts opened with a different financial advisor and records of accounts established by members of your immediate family. If you own shares exclusively through an account maintained with the Fund’s transfer agent, you will need to provide the foregoing information to us at the time you purchase shares. Additional information regarding sales loads and discounts applicable to us may be found in the Fund’s SAI, which can be obtained free of charge on CALAMOS ADVISORS’ website at www.calamos.com.

Exchange for Class I shares

Holders of Class A shares issued by the Fund in the CALAMOS FAMILY OF FUNDS may exchange their Class A shares for Class I shares provided that they: (1) hold their shares through an institution that has a valid Class I sales agreement with CFS authorizing such an exchange; and (2) are eligible to invest in Class I shares in accordance with the criteria set forth in the Class I shares prospectus. Any such exchange is subject to the Fund’s discretion to accept or reject the exchange. No sales charges or other charges will apply to any such exchange, including any contingent deferred sales charge that would otherwise apply to the redemption within two years of purchase of Class A shares originally purchased at NAV pursuant to the $1,000,000 purchase order privilege. For federal income tax purposes, a same-Fund exchange generally will not result in the recognition by the investor of a capital gain or loss. However, investors should consult their own tax or legal adviser to discuss their particular circumstances. Class A shareholders should contact their financial institution for information on the availability of Class I shares, and should read and consider the Class I shares prospectus before any such exchange.

Class C shares

The offering price for Class C shares is the NAV per share with no initial sales charge. However, the Fund pays an aggregate distribution and service fee at the annual rate of 1.00% of average net assets. As a result, the annual expenses for Class C shares are somewhat higher compared to Class A shares, which pay an aggregate 0.25% distribution fee.

Class C shares have a contingent deferred sales charge of 1.00% for any shares redeemed within one year of purchase, measured from the first day of the month in which the shares were purchased. Class C shares DO NOT convert to Class A shares. No order for Class C shares of the Fund may exceed $1,000,000.

Exchange for Class I Shares

Certain Class C shareholders may be eligible to exchange their shares for Class I shares in the same Fund, provided that they: (1) hold their shares through an institution that has a valid Class I sales agreement with CFS authorizing such an exchange; and (2) are otherwise eligible to invest in Class I shares through their financial institution in accordance with the criteria set forth in the Class I shares prospectus. In addition, shareholders must have held the Class C shares being exchanged for a minimum of one year from the date of purchase of those shares. Generally, shareholders will not recognize a gain or loss for federal income tax purposes upon such an exchange. Investors should contact their financial intermediary to learn more about the details of this privilege, and should read and consider the Class I shares prospectus before any such exchange. Each such exchange is subject to the discretion of the Trust to accept or reject the exchange.

Money market fund

If you wish to exchange your Fund shares for shares of a money market fund, you may exchange them for shares of the Fidelity Institutional Money Market Treasury Portfolio (“Fidelity Treasury Shares”). Class A and Class C shares of the Fund may be exchanged for Class III and Class IV Fidelity Treasury Shares, respectively.

Fidelity Treasury Shares are offered by a separate prospectus and are not offered by the Fund. You may at any time exchange your Fidelity Treasury Shares back into shares of the equivalent class of the CALAMOS FAMILY OF FUNDS. However, should you redeem (and not exchange) your Fidelity Treasury Shares (or any Fidelity Institutional Prime Money Market Portfolio Shares), you would pay any applicable contingent deferred sales charge. For a prospectus and more complete information on Fidelity Treasury Shares, including management fees and expenses, please call 800.582.6959. Please read the prospectus relating to Fidelity Treasury Shares carefully.

18

The Securities and Exchange Commission adopted new rules impacting money market funds. The rules will take effect on October 14, 2016. As a result, in order to minimize shareholder impact, Calamos is switching its money market fund option from the Fidelity Institutional Prime Money Market Portfolio (“Fidelity Prime”) to Fidelity Treasury Shares.

As of March 1, 2016, shareholders of Calamos Funds (including the Fund) are able to exchange into Fidelity Treasury Shares and Fidelity Prime was closed to all new investments, including exchanges.

To exchange your Fidelity Prime shares into Fidelity Treasury Shares (or into the Fund or another Calamos fund), please contact our Client Services team at 800.582.6959. Representatives are available Monday through Friday from 8 a.m. to 6 p.m. central time and can assist you with your account. You may also contact your financial advisor who can contact Calamos to authorize an exchange of your Fidelity Prime shares into Fidelity Treasury Shares (or into the Fund or any other Calamos fund).

Contingent deferred sales charge

Any contingent deferred sales charge on redemptions of Class C shares is based on the lesser of the redemption price or purchase price of the Fund shares. For purposes of determining a contingent deferred sales charge, Fund shares are considered sold on a first-in, first-out basis. The contingent deferred sales charge may be waived under certain circumstances. See the SAI for more information about the contingent deferred sales charge.

Which class of shares should I purchase?

The decision as to which class of shares you should purchase depends on a number of factors, including the amount and intended length of your investment. An investor making an investment that qualifies for reduced sales charges might consider Class A shares. An investor who prefers not to pay an initial sales charge, but who plans to redeem the shares within eight years might consider Class C shares. For more information about the share classes, consult your financial advisor or call us toll free at 800.582.6959. Please note that financial services firms may receive different compensation depending upon which class of shares they sell.

What is the minimum amount I can invest in the Fund?

The minimum initial investment for Class A shares and Class C shares of the Fund is $2,500 per Fund account. For certain qualified retirement plans, such as individual retirement accounts, the minimum initial investment is $500 per Fund account. The minimum subsequent investment in the Fund is $50 per Fund account. The Fund may not waive or reduce the minimum initial or subsequent investment requirement, except for any omnibus account or fee-based program of any financial intermediary with whom CALAMOS ADVISORS has entered into an agreement, including, without limitation, profit sharing or pension plans, Section 401(k) plans and Section 403(b)(7) plans in the case of employees of public school systems and certain non-profit organizations.

How can I buy shares?

You may buy shares of the Fund by contacting us, your financial advisor or the broker-dealer that gave you this prospectus. Your financial advisor or another intermediary may charge for its services. You may purchase shares from us directly without any additional charges other than those described above. When you buy shares, be sure to specify whether you want Class A or Class C shares.

The offering price for shares will be based on the NAV per share next computed after receipt by the Fund’s transfer agent of your purchase order in good form on any day the NYSE is open for trading. Generally, if you place your order by 4:00 p.m. Eastern time, you will receive that day’s offering price. Orders placed after 4:00 p.m. Eastern time will receive the following business day’s offering price.

We generally do not sell Fund shares to investors residing outside the U.S., Puerto Rico, Guam and the U.S. Virgin Islands, even if they are U.S. citizens or lawful permanent residents of the U.S. We will sell shares to investors residing outside the U.S. if they have U.S. military APO or FPO addresses.

19

Each purchase of shares is confirmed by a written statement mailed to the shareholder, without issuance of share certificates. You may buy shares using the following methods:

By mail

You may purchase shares of the Fund by sending a check payable to the CALAMOS FAMILY OF FUNDS, along with a completed account application to the Fund’s transfer agent: U.S. Bancorp Fund Services, LLC, P.O. Box 701, Milwaukee, WI 53201. A subsequent investment may be made by detaching the stub from your account statement and sending it with your check in the envelope provided with your statement. All checks must be drawn on a U.S. bank in U.S. funds. The Fund will not accept cashier’s checks in amounts less than $10,000. To prevent check fraud, the Fund will not accept Treasury checks, credit card checks, traveler’s checks, starter checks or checks written by third parties for the purchase of shares. The Fund also will not accept money orders, post-dated checks, post-dated online bill pay checks, or conditional orders for the purchase of shares. A $25 charge will be imposed if any payment submitted for investment is returned, and the investor may be responsible for any loss sustained by the Fund. If you purchase shares by check or by electronic funds transfer via the Automatic Clearing House (“ACH”) Network, and redeem them shortly thereafter, payment may be delayed until the transfer agent is reasonably assured that the check or purchase by ACH has been collected, which may take 15 days.

Please do not mail letters by overnight delivery service or registered mail to the Post Office Box address. The Fund does not consider the U.S. Postal Service or other independent delivery services to be their agents. Therefore, deposit in the mail or with such services, or receipt at U.S. Bancorp Fund Services, LLC post office box, of purchase orders does not constitute receipt by the transfer agent of the Fund.

By telephone

Once you have established an account, you may make subsequent purchases of $50 or more over the telephone by debiting your bank account. To electronically debit your bank account, you must hold your account at a financial institution that is an ACH member. The Fund will initiate most electronic transfers from your bank account to pay for the share purchase within that same business day. If your order is received prior to generally 4 p.m. Eastern time, your shares will be purchased at the next applicable price calculated on the day your order is placed. To permit telephone purchases, your account must be open for 15 calendar days, and you must have authorized telephone purchases on your account application. Call us at 800.582.6959 to purchase shares by telephone or to obtain an account application with the telephone purchase option. If you did not authorize telephone purchases on your original account application, you may request telephone purchases by submitting a request to the Fund’s transfer agent, in writing along with a voided check, at U.S. Bancorp Fund Services, LLC, P.O. Box 701, Milwaukee, WI 53201.

The Fund may modify or terminate the ability to purchase shares by telephone at any time, or from time to time, without notice to shareholders. If your order to purchase shares of the Fund is canceled because your electronic transfer does not clear, you will be charged a $25 service fee, and you will be responsible for any resulting loss incurred by the Fund. The Fund and its transfer agent will be liable for losses resulting from unauthorized telephone purchases only if the Fund does not follow reasonable procedures designed to verify the identity of the caller. You should immediately verify your trade confirmations when you receive them. If an account has more than one owner or authorized person, the Fund will accept telephone instructions from any one owner or authorized person.

By wire

You may purchase shares by wiring funds from your bank. To open an account by wire, a completed account application is required before your wire can be accepted. You may mail or deliver by overnight mail your account application to the transfer agent. Upon receipt of your completed application, the transfer agent will establish an account for you. Your bank must include the name of the Fund, your account number, and your name so that monies can be correctly applied. Your bank should transmit funds by wire to:

U.S. Bank, N.A.

777 East Wisconsin Avenue

Milwaukee, WI 53202

ABA #075000022

Credit:

U.S. Bancorp Fund Services, LLC

Account #112-952-137

20

Further Credit:

(name of Fund to be purchased)

(account registration)

(account number)

Before sending any wire, please advise the transfer agent of your intent to wire funds. Wired funds must be received prior to 4:00 p.m. Eastern time to be eligible for same day pricing. Federal fund purchases will be accepted only on a day on which the Fund and the custodian are open for business. The Fund and U.S. Bank, N.A. are not responsible for the consequences of delays resulting from the banking or Federal Reserve wire system, or from incomplete wiring instructions.

By exchange

You may exchange Class A shares of the Fund for Class A shares of another Fund in the CALAMOS FAMILY OF FUNDS or for Class III Fidelity Treasury Shares with no sales charge, if you have previously paid a sales charge on the shares you are exchanging. You may exchange Class C shares of the Fund for Class C shares of another Fund in the CALAMOS FAMILY OF FUNDS or for Class IV Fidelity Treasury Shares with no sales charge, and the time period for the contingent deferred sales charge will continue to run. You may exchange Class III Fidelity Treasury Shares or Class III Fidelity Prime Shares for Class A shares of the Fund without paying a sales charge, if you have previously paid a sales charge on the shares you are exchanging. In addition, you may exchange Class C shares of the Fund for Class IV Fidelity Treasury Shares with no sales charge, and the time period for the contingent deferred sales charge will continue to run. See “Money market fund” above.

The registration of the account to which you are making an exchange must be exactly the same as that of the account from which the exchange is made, and the amount you exchange must meet any applicable minimum investment of the Fund being purchased. You may exchange your shares by writing to us at the CALAMOS FAMILY OF FUNDS, c/o U.S. Bancorp Fund Services, LLC, P.O. Box 701, Milwaukee, WI 53201. If you have authorized telephone exchange on your account application, you may also exchange your shares by calling us at 800.582.6959. An exchange may also be made by instructing your financial advisor, who will communicate your instruction to us. An exchange transaction generally is considered a sale and purchase of shares for federal income tax purposes and may result in capital gain or loss.

The exchange privilege is not intended as a vehicle for short-term or excessive trading. Excessive or short-term exchange activity may interfere with portfolio management and have an adverse effect on all shareholders. Accordingly, the Fund may suspend or permanently terminate the exchange privileges of any investor who appears to be engaged in short-term or excessive trading. Although an investor may be precluded from utilizing the exchange privilege, an investor’s ability to redeem shares of the Fund for cash will not be affected.

By Automatic Investment Plan

If you own shares of the Fund, you may purchase additional shares of the Fund periodically through the Automatic Investment Plan. Under the Plan, after your initial investment, you may authorize the Fund to withdraw from your bank checking or savings account an amount that you wish to invest, which must be $50 or more. Your financial institution must be a member of the ACH Network to participate. If you wish to enroll in this Plan, complete the appropriate application form. To obtain the form, call 800.582.6959. The Plan is not available to clients of financial advisors that offer similar investment services. The Fund may terminate or modify this privilege at any time. You may change your withdrawal amount or terminate your participation in the Plan at any time by notifying us by telephone or in writing at least five business days prior to the effective date of the next transaction. A request to change bank information for this Plan may require a Medallion Signature Guarantee (“Medallion Signature Guarantee”). A $25 charge will be imposed if your bank rejects your payment.

How can I sell (redeem) shares?

You may redeem shares of the Fund by contacting us or your intermediary. Your intermediary may charge for its services. For shares held direct only, you may redeem shares from us directly without any additional charges other than those described below.

Once your instruction to sell shares of the Fund has been received, you may not cancel or revoke your request. It is, therefore, very important that you call us if you have any questions about the requirements for selling shares before submitting your request.

Through your broker-dealer (certain charges may apply)

Shares held for you in your broker-dealer’s name must be sold through the broker-dealer.

21

By writing to the Fund’s transfer agent

When your shares are held for you by the Fund’s transfer agent, you may sell your shares by sending a written request to: U.S. Bancorp Fund Services, LLC, P.O. Box 701, Milwaukee, WI 53201. Your redemption request must:

1.	specify the Fund, your account number and the number of shares or dollar amount to be redeemed, if less than all shares are to be redeemed;

2.	be signed by all owners exactly as their names appear on the account; and

3.	for each signature on the redemption request, include a Medallion Signature Guarantee, if necessary.

Certain types of accounts, such as a trust, corporate, nonprofit or retirement account, may require additional documentation for their redemption requests to be deemed to be in good order. In the case of shares held by a corporation, the redemption request must be signed in the name of the corporation by an officer whose title must be stated, and a certified bylaw provision or resolution of the board of directors authorizing the officer to so act may be required. In the case of a trust or partnership, the signature must include the name of the registered shareholder and the title of the person(s) signing on its behalf. Shareholders who have an IRA account must indicate on their written request whether or not to withhold federal income tax. Redemption requests failing to indicate an election not to have tax withheld will generally be subject to 10% withholding.

Under certain circumstances, before shares can be redeemed, additional documents may be required in order to verify the authority of the person seeking to redeem.

Please do not mail letters by overnight delivery service or registered mail to the Post Office Box address. The Fund does not consider the U.S. Postal Service or other independent delivery services to be its agents. Therefore, deposit in the mail or with such services, or receipt at U.S. Bancorp Fund Services, LLC post office box, of redemption requests does not constitute receipt by the transfer agent of the Fund.

By telephone

Unless telephone redemption was declined on your account application, you may redeem your shares by telephone and have proceeds sent by check to your address of record. With the telephone redemption option, you may sell up to $50,000 worth of shares on any day. You may not redeem by telephone shares held in an account for which you have changed the address within the preceding 30 days.

If you want redemption proceeds sent to your bank account by either wire transfer (at a current cost of $15 per transfer), or electronic funds transfer via the ACH Network at no cost, you must have selected these alternate payment types on the application. If you have authorized telephone redemptions on your original account application, but would like to change the predetermined bank to which proceeds are sent, please submit your request in writing with a Medallion Signature Guarantee or other acceptable form of authentication from a financial institution source, along with a voided check for the new bank account. Only member banks may transmit funds via the ACH network.

If you declined telephone redemptions on your original account application, you may request the telephone redemption privilege at a later date by submitting a request in writing, which may require a signature guarantee or other acceptable form of authentication from a financial institution source. Please send your request along with a voided check to have proceeds deposited directly into your bank account to U.S. Bancorp Fund Services, LLC, P. O. Box 701, Milwaukee, WI 53201.

To redeem shares from your account by telephone, call 800.582.6959. IRA investors will be asked whether or not to withhold federal income taxes from any distribution. To reduce the risk of fraudulent instruction and to ensure that instructions communicated by telephone are genuine, the Fund will send your redemption proceeds only to the address or bank/brokerage account as shown on their records. The Fund also may record a call, request more information and send written confirmation of telephone transactions. The Fund and its transfer agent will be liable for losses from unauthorized telephone instructions only if the Fund does not follow reasonable procedures designed to verify the identity of the caller. Please verify the accuracy of each telephone transaction as soon as you receive your confirmation statement. If an account has more than one owner or authorized person, the Fund will accept telephone instructions from any one owner or authorized person.

During periods of volatile economic and market conditions, you may have difficulty making a redemption request by telephone, in which case you should make your redemption request in writing.

22

By wire

Broker-dealers or other sales agents may communicate redemption orders by wire to the Fund’s transfer agent. There is no limit on redemption proceeds sent by wire when using a pre-authorized “telephone redemption by wire” account option, however, you may need to satisfy additional requirements (such as providing a Medallion Signature Guarantee) for wire redemption requests in excess of $50,000, or for redemption requests that are submitted in writing.

By systematic withdrawal plan

Under the Fund’s Systematic Withdrawal Plan, you may request that the Fund periodically redeem shares having a specified redemption value and send you a check for the proceeds. In order to initiate the Systematic Withdrawal Plan, call 800.582.6959 and request a systematic withdrawal form. Your account must have a share balance of $25,000 or more. Withdrawal proceeds are likely to exceed dividends and distributions paid on shares in your account and therefore may deplete and eventually exhaust your account. The periodic payments are redemption proceeds and are taxable as such. The maximum annual rate at which Class C shares may be redeemed in their first year following purchase and Class A shares purchased at NAV pursuant to the $1,000,000 purchase order privilege for two years after the time of purchase under the Systematic Withdrawal Plan is 10% of the NAV of the account. Because a sales charge is imposed on purchases of Fund shares, you should not purchase shares while participating in the Systematic Withdrawal Plan. You may modify or terminate your Systematic Withdrawal Plan by written notice to the transfer agent at least seven business days prior to the start of the month in which the change is to be effective. You may have a check sent to your address of record or you may have proceeds sent to your predetermined bank account via electronic funds transfer through the ACH Network (which may require a signature guarantee).

By exchange

You may redeem all or any portion of your shares of the Fund and use the proceeds to purchase shares of any of the other Funds in the CALAMOS FAMILY OF FUNDS or Fidelity Treasury Shares if your signed, properly completed application is on file. An exchange transaction generally is considered a sale and purchase of shares for federal income tax purposes and may result in capital gain or loss. See “How can I buy shares? — By exchange” for more information about the exchange privilege.

Medallion Signature Guarantee (“Medallion Signature Guarantee”) Program

A Medallion Signature Guarantee is a guarantee that your signature is authentic. A Medallion Signature Guarantee is required for a variety of transactions including requests for changes to your account or to the instructions for distribution of proceeds. We reserve the right to require a Medallion Signature Guarantee on any transaction at our discretion. A Medallion Signature Guarantee is designed to protect shareholders and the Fund from fraud by verifying signatures. The Medallion Signature Guarantee must be obtained from a financial institution that is a participant in the Medallion Signature Guarantee program. You can obtain a signature guarantee from most domestic banks, brokers, dealers including CFS, credit unions, national securities exchanges, registered securities associations, clearing agencies and savings associations, as well as from participants in the NYSE Medallion Signature Program and the Securities Transfer Agents Medallion Program (“STAMP”). When obtaining a Medallion Signature Guarantee please discuss with the guarantor the dollar amount of your proposed transaction. It is important that the level of coverage provided by the guarantor’s stamp covers the dollar amount of the transaction or it may be rejected. An assertion or attestation by a notary public is not a Medallion Signature Guarantee and will not be accepted in place of a Medallion Signature Guarantee.

Non-financial transactions including establishing or modifying certain services on an account may require a Medallion Signature Guarantee, signature verification from a Signature Validation Program member or other acceptable form of authentication from a financial institution source. The Fund reserves the right to waive any signature requirement at their discretion.

A Medallion Signature Guarantee is required to redeem shares in the following situations:

•	If ownership is being changed on your account;

•	When redemption proceeds are payable or sent to any person, address or bank account not on record;

•	Written requests to wire redemption proceeds (if not previously authorized on the account);

•	If a change of address was received by the Fund’s transfer agent within the last 30 calendar days; or

•	For all redemptions in excess of $50,000 from any shareholder account.

Redemption-in-kind

The Fund reserves the right to pay all or part of a redemption request through an in-kind payment (in the form of securities or other assets instead of cash) if the Adviser reasonably believes that a cash redemption would negatively affect the

23

Fund’s operation or performance or that the redeeming shareholder may be engaged in market timing, frequent trading or other activity disruptive to portfolio management. Shares normally will be redeemed for cash, although the Fund retains the right to redeem some or all of its shares in-kind under unusual circumstances, in order to protect the interests of remaining shareholders, or to accommodate a request by a particular shareholder that does not adversely affect the interest of the remaining shareholders, by delivery of securities selected from its assets at its discretion. However, the Fund is required to redeem shares solely for cash up to the lesser of $250,000 or 1% of the net assets of the Fund during any 90-day period for any one shareholder. Should redemptions by any shareholder exceed such limitation, the Fund will have the option of redeeming the excess in cash or in-kind. In-kind payment means payment will be made in portfolio securities rather than cash. If that occurs, the redeeming shareholder might incur brokerage and/or other transaction costs to convert the securities to cash.

Processing time

The Fund will send your redemption proceeds to you by check to the address of record or by wire to a predetermined bank or brokerage account. Redemption proceeds paid by wire will normally be sent on the next business day after receipt of the redemption request. The cost of the wire (currently $15) will be deducted from the redemption proceeds if you are redeeming all of your shares or only a specific number of shares. If you are redeeming a specific dollar amount, the wire fee will be deducted from the remaining balance in the account. You may also have proceeds sent directly to a predetermined bank or brokerage account via electronic funds transfer through the ACH Network if your bank or brokerage firm is an ACH member. There is no charge for an electronic funds transfer through the ACH Network and your proceeds will be credited to your account within two to three business days.

Proceeds from the sale of Fund shares will not be sent to you until the check or ACH purchase used to purchase the shares has cleared, which can take up to 15 calendar days after purchase. You may avoid this delay by buying shares with a wire transfer. The Fund may suspend the right of redemption under certain extraordinary circumstances in accordance with the rules of the Securities and Exchange Commission (“SEC”).

Emergency Circumstances

The Fund may postpone the payment of redemption proceeds for up to seven calendar days from the date of redemption. In addition, the Fund can suspend and/or postpone payments of redemption proceeds beyond seven calendar days for:

(1)	any period during which the NYSE is closed for other than customary weekend and holiday closings or during which trading on the NYSE is restricted;

(2)	any period during which an emergency exists, as a result of which disposal of the securities owned is not reasonably practical or it is not reasonably practical for the Fund to fairly determine the value of its net assets; or

(3)	such other periods as the SEC may by order permit for the protection of security holders of the company.

Small accounts

Due to the relatively high cost of handling small accounts, the Fund may give you 30 days written notice that it intends to redeem your shares, at the NAV of those shares, if your account has a value of less than $500. This would not apply if your account value declined to less than $500 as a result of market fluctuations.

Transaction information

Share price

The Fund’s share price, or NAV, is determined as of the close of regular session trading on the NYSE (normally 4:00 p.m. Eastern Time) each day that the NYSE is open, in accordance with Rule 22c-1 of the 1940 Act. The NYSE is regularly closed on New Year’s Day, the third Mondays in January and February, Good Friday, the last Monday in May, Independence Day, Labor Day, Thanksgiving and Christmas.

The NAV per share for each class of Fund shares is calculated by dividing the pro rata share of the value of all of the securities and other assets of the Fund allocable to that class of Fund shares, less the liabilities allocable to that class, by the number of shares of the class outstanding. When shares are purchased or sold, the order is processed at the next NAV (plus any applicable sales charge) that is calculated on a day when the NYSE is open for trading, after receiving a purchase or sale order. Because the Fund may invest in securities that are primarily listed on foreign exchanges and trade on days when the Fund does not price its shares, the Fund’s NAV may change on days when shareholders will not be able to purchase or redeem the Fund’s shares. If shares are purchased or sold through an intermediary, it is the responsibility of that intermediary to transmit those orders to the Fund’s transfer agent so such orders will be received in a timely manner.

24

A purchase or sale order typically is accepted when the Fund’s transfer agent or an intermediary has received a completed application or appropriate instruction along with the intended investment, if applicable, and any other required documentation.

Valuation Procedures

The valuation of the Fund’s portfolio securities is in accordance with policies and procedures adopted by and under the ultimate supervision of the Board.

Portfolio securities that are traded on U.S. securities exchanges, except option securities, are valued at the last current reported sales price at the time the Fund determines its NAV. Securities traded in the over-the-counter market and quoted on The NASDAQ Stock Market are valued at the NASDAQ Official Closing Price, as determined by NASDAQ, or lacking a NASDAQ Official Closing Price, the last current reported sale price on NASDAQ at the time the Fund determines its NAV.

When a last sale or closing price is not available, equity securities, other than option securities, that are traded on a U.S. securities exchange and other equity securities traded in the over-the-counter market are valued at the mean between the most recent bid and asked quotations in accordance with guidelines adopted by the Board. Each option security traded on a U.S. securities exchange is valued at the mid-point of the consolidated bid/ask quote for the option security, also in accordance with guidelines adopted by the Board. Each over-the-counter option that is not traded through the Options Clearing Corporation is valued based on a quotation provided by the counterparty to such option under the ultimate supervision of the Board. Fixed-income securities are generally traded in the over-the-counter market and are valued by independent pricing services or by dealers who make markets in such securities. Valuations of fixed income securities consider yield or price of bonds of comparable quality, coupon rate, maturity, type of issue, trading characteristics and other market data and do not rely exclusively upon exchange or over-the-counter prices.

Trading on European and Far Eastern exchanges and over-the-counter markets is typically completed at various times before the close of business on each day on which the NYSE is open. Each security trading on these exchanges or over-the-counter markets may be valued utilizing a systematic fair valuation model provided by an independent pricing service approved by the Board. The valuation of each security that meets certain criteria in relation to the valuation model is systematically adjusted to reflect the impact of movement in the U.S. market after the foreign markets close. Securities that do not meet the criteria, or that are principally traded in other foreign markets, are valued as of the last reported sale price at the time the Fund determines its NAV, or when reliable market prices or quotations are not readily available, at the mean between the most recent bid and asked quotations as of the close of the appropriate exchange or other designated time. Trading of foreign securities may not take place on every NYSE business day. In addition, trading may take place in various foreign markets on Saturdays or on other days when the NYSE is not open and on which the respective Fund’s NAV is not calculated.

If the pricing committee determines that the valuation of a security in accordance with the methods described above is not reflective of a fair value for such security, the security is valued at a fair value by the pricing committee, under the ultimate supervision of the Board, following the guidelines and/or procedures adopted by the Board.

The Fund also may use fair value pricing, pursuant to guidelines adopted by the Board and under the ultimate supervision of the Board, if trading in the security is halted or if the value of a security it holds is materially affected by events occurring before the Fund’s pricing time but after the close of the primary market or exchange on which the security is listed. Those procedures may utilize valuations furnished by pricing services approved by the Board, which may be based on market transactions for comparable securities and various relationships between securities that are generally recognized by institutional traders, a computerized matrix system, or appraisals derived from information concerning the securities or similar securities received from recognized dealers in those securities.

The Fund’s determination of a security’s fair value price often involves the consideration of a number of subjective factors, and is therefore subject to the unavoidable risk that the value that the Fund assigns to a security may be higher or lower than the security’s value would be if a reliable market quotation for the security was readily available.

Distribution and Service (Rule 12b-1) plan

The Fund has a Distribution and Service Plan or “12b-1 Plan.” Under the plan, Class A shares pay a distribution and/or service fee at the annual rate of 0.25% of the average daily net assets of the class. Class C shares pay a service fee at the annual rate of 0.25% and a distribution fee at the rate of 0.75%. The distribution fees are for the sale of Fund shares,

25

and the service fees are for services provided to shareholders. Since the Fund’s assets are used to pay 12b-1 fees on an ongoing basis, over time those fees will increase the cost of your investment and may cost you more than other types of sales charges. Consequently, long-term shareholders of Class C shares eventually may pay more than the economic equivalent of the maximum initial charges permitted by the Financial Industry Regulatory Authority (“FINRA”). For more information about the 12b-1 Plan, please see the Fund’s SAI.

Intermediaries

The Fund may authorize intermediaries to accept purchase, exchange and redemption orders on the Fund’s behalf. An order properly received by an intermediary will be deemed to have been received by the Fund as of the time of receipt by the intermediary. If you buy, exchange or redeem shares through an intermediary, you will pay or receive the Fund’s NAV per share (plus any applicable sales charge) next calculated after receipt and acceptance of the order by the intermediary, after giving effect to any transaction charge imposed by the intermediary. The Fund’s NAV is determined as of the close of regular session trading on the NYSE (normally 4:00 p.m., Eastern time) each day that the NYSE is open for trading. If you buy and sell Fund shares through an intermediary, that intermediary may charge a fee for that service. Any such charges could constitute a substantial portion of a smaller account and may not be in your best interest. The Fund cannot always identify individual accounts or transactions for an account that is facilitated by an intermediary. Due to differing operational and systems capabilities, an intermediary may calculate sales charges and fees and track transaction activity differently than the Fund. When transacting in Fund shares, be sure you understand how your intermediary calculates sales charges and fees and tracks transaction activity.

Shares of the Fund may be purchased through certain intermediaries that are agents of the Fund for the limited purpose of completing purchases and sales. For services provided by such a company with respect to Fund shares held by that company for its customers, and for shares held in Network Level III accounts, the Fund may pay additional fees for services being provided by the intermediary to the Fund’s shareholders. For shares held in sub-accounts, such as those in qualified retirement plans and often referred to as “sub-transfer agent” or “recordkeeping fees,” the annual fee may either be a percentage of the account’s average annual net assets or a specific dollar amount per account, determined on the basis of how the intermediary charges. The Board has set maximum limits to these payments.

The Fund’s Adviser or Distributor, out of their own resources and without additional cost to the Fund or its shareholders, may provide additional cash compensation to intermediaries selling shares of the Fund, including third-party administrators of qualified plans whose customers have purchased Fund shares. These amounts would be in addition to the distribution payments made by the Fund under the distribution and service (Rule 12b-1) agreements described above and are commonly referred to as “revenue sharing” payments. These payments are generally a percentage of the account’s average annual net assets.

The Fund’s Adviser or the Distributor may provide additional non-cash compensation to third parties selling the Fund, including affiliated companies, in accordance with relevant FINRA guidelines governing non-cash compensation. The Distributor may also pay concessions in addition to those described above to broker-dealers so that the Fund is made available by those broker- dealers for their customers.

Payments to Intermediaries may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your intermediary’s website for more information.

Anti-money laundering compliance

The Fund is required to comply with various federal anti-money laundering laws and regulations. Consequently, the Fund will request the following information from all investors: full name, date of birth, Social Security number and permanent street address. Corporate, trust, and other entity accounts must provide additional documentation. The Fund will use this information to verify your identity. The Fund will return your application and the monies received to establish your account if any of this information is missing. After your account is established, the Fund may request additional information from you to assist in verifying your identity. If the Fund is unable to verify your identity, it reserves the right to redeem your account at the current day’s NAV. If at any time the Fund believes you may be involved in suspicious activity or if your identifying information matches information on government lists of suspicious persons, the Fund may choose not to establish a new account or may be required to “freeze” your account. The Fund also may be required to provide a governmental agency with information about your attempt to establish a new account or about transactions that have occurred in your account. The Fund also may be required to transfer monies received to establish a new account, transfer an existing account or transfer the proceeds of an existing account to a governmental agency. In some circumstances, the law may not permit the Fund to inform you that it has taken the actions described above.

26

Transaction restrictions

The Fund reserves the right to reject any order for the purchase of shares in whole or in part for any reason, and to suspend the sale of shares to the public in response to conditions in the securities markets or otherwise. The Fund generally expects to inform any investor within 24 hours if a purchase order has been rejected.

The Fund may, in its discretion, suspend, and may permanently terminate, the purchase privileges or the purchase portion of exchange privileges of any investor who engages in trading activity that the Fund believes would be disruptive to the Fund. In making this judgment, the Fund may consider trading done in multiple accounts under common ownership or control. Such restriction typically is placed in the account immediately after such disruptive trading is determined to be occurring. In analyzing whether trading is disruptive, the Fund will consider the purpose of the trades, the effects on the Fund’s portfolio and shareholders, and the impact of any costs or administrative charges it may incur (net of any reimbursement by the shareholder). For certain redemption and reinvestment transactions in which the investment adviser or its affiliates may engage, see page 35 of the SAI. Although the Fund will attempt to give prior notice of a suspension or termination of such privileges when it is reasonably able to do so, the suspension or termination may be effective immediately, thereby preventing any uncompleted exchange.

In addition, the Fund receives purchase and sale orders through intermediaries and cannot always identify or reasonably detect short-term or excessive trading that may be facilitated by those intermediaries or by the use of omnibus accounts by those intermediaries. Omnibus accounts are comprised of multiple investors whose purchases and redemptions are aggregated and netted before being submitted to the Fund, making it more difficult to locate and eliminate short-term or excessive trading. To the degree the Fund is able to identify excessive or short-term trading in accounts maintained by intermediaries, the Fund will seek the cooperation of the intermediary to enforce the Fund’s excessive trading policy. However, there can be no assurance that an intermediary will cooperate in all instances. Certain intermediaries may not presently possess the same operational capabilities to track the number of purchase, redemption or exchange orders made by an individual investor as the Fund, or they may lack such capabilities entirely. Certain intermediaries may possess other capabilities to deter short-term or excessive trading upon which the Fund may rely. In general, the Fund cannot eliminate the possibility that short-term or excessive trading activity will occur in the Fund.

Excessive trading policies and procedures

The Fund is intended for long-term investment purposes only, and is not intended for short-term or excessive trading. Excessive trading may present risks to the Fund’s long-term shareholders. Excessive trading into and out of the Fund can be disruptive to the portfolio, including with respect to the implementation of investment strategies, and may increase expenses, thus harming portfolio performance. Excessive trading also may create taxable gains to remaining Fund shareholders and may increase Fund expenses, which may negatively impact investment returns for remaining shareholders.

Since the Fund may invest in foreign securities it may be at a greater risk for excessive trading. Some investors may seek to profit from the fact that foreign markets or exchanges normally close earlier in the day than do U.S. markets or exchanges. These investors may seek to engage in a practice known as pricing arbitrage to take advantage of information that becomes available after the close of the foreign markets or exchanges but before the Fund prices its shares, which may affect the prices of the foreign securities held by the Fund. Alternatively, some investors may attempt to benefit from stale pricing — when trading in a security held by the Fund is halted and does not resume prior to the time the Fund calculates its NAV. To the extent that the Fund does not accurately value securities, short-term arbitrage traders may dilute the Fund’s NAV, which may negatively impact long-term shareholders. Although the Fund has adopted policies and procedures intended to reduce its exposure to price arbitrage, stale pricing and other potential pricing inefficiencies, the Fund cannot entirely eliminate the potential for short-term arbitrage trades to dilute the value of Fund shares.

The Fund’s policy is against frequent purchases and redemptions of the Fund’s shares that are disruptive to the Fund’s portfolio. The Fund attempts to detect and deter excessive trading through the following methods:

•	imposing restrictions on trading or exchange privileges of investors the Fund believes are engaging in short-term or excessive trading, as described under “Transaction restrictions;”

•	utilizing fair valuation of securities, as described under “Valuation procedures;” and

•	monitoring trades.

27

Although the Fund will take steps to detect and deter abusive trading pursuant to the policies and procedures approved by the Board, there are no assurances that these policies and procedures will be effective in limiting excessive trading in all circumstances. For example, the Fund may be unable to completely eliminate the possibility of excessive trading in certain omnibus accounts and other accounts traded through intermediaries as discussed in the “Transaction restrictions” section.

The Fund’s policies and procedures regarding excessive trading may be modified by the Board at any time.

Distributions and taxes

Dividends and capital gains distributions

You may receive two kinds of distributions from the Fund: dividends and capital gains distributions. Unless you requested on the account application or in writing that distributions be made in cash, all dividends and capital gains distributions are paid by crediting you with additional Fund shares of the same class you already own. In addition, under the same shareholder account registration and within the same share class, dividends and distributions from the Fund may be reinvested into another Fund, with this receiving Fund account being subject to the minimum initial investment requirements. These shares are valued at the next NAV per share that is computed after the dividend or distribution date. There is no sales charge applied.

If a dividend check is returned undeliverable, or if a check remains outstanding for six months, the Fund reserves the right to reinvest those dividends in additional shares of the Fund at the current NAV and to designate the account as a dividend reinvestment account. The Fund declares and pays dividends from net investment income annually. Distributions of capital gains, if any, are paid to shareholders by the Fund at least annually.

Taxes

You may realize a capital gain or capital loss when you redeem or exchange shares, provided you hold Fund shares as a capital asset. The gain or loss will be a long-term or short-term capital gain or loss, depending on how long you owned the Fund shares. You may be subject to state and local taxes on the redemption or exchange of Fund shares, depending on the laws of your home state and locality.

You may be taxed on dividends from net investment income and capital gain distributions at different rates depending on your tax situation. Dividends paid by the Fund from net investment income generally are taxable to you as ordinary income, unless paid from “qualified dividend income,” as described below. Federal taxes on distributions of capital gains by the Fund are determined by how long the Fund owned the investments that generated the gains, rather than by how long you have owned your shares. Distributions of gains from investments that the Fund owned for more than one year and that are properly reported by the Fund as capital gains dividends will generally be taxable to you as long-term capital gains. Distributions of gains from investments that the Fund owned for one year or less will generally be taxable to you as ordinary income. Annually, the Fund will advise you of the source of your distributions for tax purposes. Distributions to you are taxable even if they are paid from income or gains earned by the Fund before you invested in the Fund (and thus were included in the price paid for the Fund shares). Distributions are subject to federal income tax, whether received in cash or reinvested in additional Fund shares or shares of another fund, and may be subject to state or local taxes.

Distributions by the Fund to retirement plans that qualify for tax-advantaged treatment under federal income tax laws will not be taxable. Special tax rules apply to investments through such plans. You should consult your tax advisor to determine the suitability of the Fund as an investment through such a plan and the tax treatment of distributions (including distributions of amounts attributable to an investment in the Fund) from such a plan.

A portion of the dividends from net investment income paid by the Fund may be eligible for the reduced rate applicable to “qualified dividend income,” provided that the recipient of the dividend is an individual and that certain holding period and other requirements are met at both the shareholder and Fund level. No assurance can be given as to what portion of the dividends paid by the Fund will consist of “qualified dividend income.”

The dividends and distributions paid by the Fund generally are subject to taxation to you as of the date of payment, except for those distributions declared and payable to shareholders of record on a date in October, November or December and paid in January of the next year. Such a distribution will be treated as though it were received on December 31 of the year in which it is declared.

Income and proceeds received by the Fund from sources within foreign countries may be subject to withholding and other taxes imposed by such countries. The Fund’s return on investments subject to such taxes will be decreased. Tax treaties between certain countries and the U.S. may reduce or eliminate such taxes. If more than 50% of the Fund’s assets at

28

taxable year end consists of the securities of foreign corporations, the Fund may elect to permit shareholders to claim a credit or deduction on their income tax returns for their pro rata portions of qualified taxes paid by the Fund. In addition, the Fund’s investments in foreign securities or foreign currencies may increase or accelerate the Fund’s recognition of ordinary income and may affect the timing or amount of the Fund’s distributions.

The Fund’s short sales and investments in derivatives and ETFs could affect the amount, timing or character of distributions payable to, and thus, taxes payable by its shareholders.

The Fund may be required to withhold federal income tax (“backup withholding”) from payments to you if:

•	you fail to furnish your properly certified Social Security or other tax identification number;

•	you fail to certify that your tax identification number is correct or that you are not subject to backup withholding due to the underreporting of certain income; or

•	the Internal Revenue Service (“IRS”) informs the Fund that your tax identification number is incorrect.

These certifications are contained in the application that you complete and return when you open an account. The Fund must promptly pay to the IRS all amounts withheld. Therefore, it is usually not possible for the Fund to reimburse you for amounts withheld. Backup withholding is not an additional tax. You may claim the amount withheld as a credit on your federal income tax return, provided you furnish the appropriate information to the IRS.

The above is only a summary of certain federal tax consequences of investing in the Fund. You should consult your tax adviser for more information about your own tax situation, including possible foreign, state, and local taxes.

Other information

Shareholder accounts

Each shareholder of the Fund receives quarterly account statements showing transactions in Fund shares, with a balance denominated in Fund shares. A confirmation will be sent to the shareholder upon purchase, redemption, or change of shareholder address (sent to both the former and the new address).

Retirement plans

You may use the Fund as investments for your IRA, profit sharing plan, pension plan, Section 401(k) plan, Section 403(b)(7) plan in the case of employees of public school systems and certain non-profit organizations, and certain other qualified plans. A master IRA plan and information regarding plan administration, fees, and other details are available from us or your plan administrator.

Prospectuses and shareholder reports

The Fund reduces the number of duplicate prospectuses and annual and semiannual reports you receive by sending only one copy of each to those addresses shared by two or more accounts. Call us at 800.582.6959 or write to us at the CALAMOS FAMILY OF FUNDS, c/o U.S. Bancorp Fund Services, LLC, P.O. Box 701, Milwaukee, WI 53201 if you want to receive individual copies of these documents. The Fund will begin sending you individual copies within 30 days of your request.

Abandoned Property

Your mutual fund account may be transferred to your State of residence if no activity occurs within your account during the “inactivity period” specified in your State’s abandoned property laws.

Financial Highlights

When this prospectus was prepared, the Fund had not yet commenced operations and had no financial highlights to report.

29

If you would like more information about the Fund, the following resources are available upon request, free of charge.

Additional information about the Fund’s investments will be available in the Fund’s semiannual and annual reports to shareholders. The semiannual report will contain a discussion of the market conditions and investment strategies that significantly affected the Fund’s performance for the six months ended April 30. The annual report will contain a similar discussion for the one-year period ended October 31.

The Statement of Additional Information (“SAI”) provides more detailed information about the Fund and, except for the information in the section entitled “Financial Statements,” is incorporated into this prospectus by reference.

Copies of the reports and the SAI are available, without charge, upon request, by calling 800.582.6959 or by visiting the Fund’s website at www.calamos.com. You can request other information and discuss your questions about the Fund by contacting Calamos Financial Services LLC at:

Calamos Financial Services LLC

2020 Calamos Court

Naperville, Illinois 60563

Telephone: 800.582.6959

You can review the Fund’s reports and SAI at the Public Reference Room of the Securities and Exchange Commission. You can get text-only copies for free from the EDGAR database on the Commission’s Internet website at http://www.sec.gov, or for a duplicating fee by calling or writing to:

Public Reference Section of the Commission

Washington, D.C. 20549-1520

Telephone: 202.551.8090

E-mail: publicinfo@sec.gov

FOR 24 HOUR AUTOMATED

SHAREHOLDER ASSISTANCE

800.823.7386

TO OBTAIN INFORMATION ABOUT

YOUR INVESTMENTS

800.582.6959

VISIT OUR WEB-SITE

www.calamos.com

INVESTMENT ADVISER

Calamos Advisors LLC

2020 Calamos Court

Naperville, IL 60563

TRANSFER AGENT

US Bancorp Fund Services, LLC

615 E. Michigan St. 3rd floor

Milwaukee, WI 53202

INDEPENDENT REGISTERED PUBLIC

ACCOUNTING FIRM

Deloitte & Touche LLP

Chicago, IL

LEGAL COUNSEL

Ropes & Gray LLP

Chicago, IL

2020 Calamos Court

Naperville, IL 60563-2787

800.582.6959

www.calamos.com

© 2016 Calamos Investments LLC. All
Rights Reserved. Calamos® and Calamos
Investments® are registered trademarks of
Calamos Investments LLC.

PLSACSTATPRO 03/16

811-05443

CALAMOS®
INVESTMENTS
Family of Funds

CLASS I

Calamos Phineus Long/Short Fund

Prospectus March 31, 2016

The Securities and Exchange Commission has not approved or disapproved these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Calamos Phineus Long/Short Fund

Investment Objective

Calamos Phineus Long/Short Fund’s investment objective is to seek strong, risk-adjusted and absolute returns in the context of prevailing market conditions across the global equity universe.

Fees and Expenses of the Fund

The following table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. More information is available from your financial professional and under “Fund Facts — What classes of shares does the Fund offer?” on page 14 of the Fund’s prospectus and “Share Classes and Pricing of Shares” on page 34 of the Fund’s statement of additional information.

Shareholder Fees (fees paid directly from your investment):

CLASS I
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)		None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of the redemption price or offering price)		None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

Management Fees		1.25%
Other Expenses (1)		1.93%
Interest and dividend expense on short positions (1) (2)	1.12%
Other Operating Expenses (1)	0.81%
Acquired Fund Fees and Expenses (1)		0.22%
Total Annual Fund Operating Expenses		3.40%
Expense Reimbursement (3)		(0.31)%
Total Annual Fund Operating Expenses After Reimbursement		3.09%

[1]	Estimated amounts for the Fund’s current fiscal year.
[2]

“Interest and dividend expenses on short positions” reflect interest expense and dividends paid on borrowed securities. Interest expenses result from the Fund’s use of prime brokerage arrangements to execute short sales. Dividends paid on borrowed securities are an expense of short sales. Such expenses are required to be treated as a Fund expense for accounting purposes and are not payable to Calamos Advisors LLC. Any interest expense amount or dividends paid on securities sold short will vary based on the Fund’s use of those investments as an investment strategy best suited to seek the objective of the Fund.

[3]

The Fund’s investment advisor has contractually agreed to reimburse Fund expenses through March 31, 2017 to the extent necessary so that Total Annual Fund Operating Expenses (excluding taxes, interest, short interest, short dividend expenses, brokerage commissions, acquired fund fees and expenses, and extraordinary or non-routine expenses, if any) are limited to 1.75% of average net assets.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then either redeem or do not redeem your shares at the end of the reflected time periods. The example also assumes that your investment has a 5% return each year, that all dividends and capital gain distributions are reinvested, that you pay a maximum initial or contingent deferred sales charge and that the Fund’s operating expenses remain the same. Although your actual performance and costs may be higher or lower, based on these assumptions, your costs would be:

1 Year	312
3 Years	1,011

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in the annual fund operating expenses or in the example, affect the Fund’s performance.

3

Principal Investment Strategies

Under normal circumstances, the Fund aims to achieve its investment objective primarily by investing globally in publicly listed equity securities, including common stock and American Depositary Receipts (“ADRs”), of issuers of all market capitalizations that operate in the knowledge-based sectors such as technology, communications and media, as well as financial services and healthcare, and other investment companies, including exchange-traded funds (“ETFs”), that track or otherwise provide exposure to such sectors. The Fund’s investment adviser (the “Advisor”) believes that the heterogeneous, disruptive and volatile nature of many of these sectors is well suited for long/short equity investing. Long investing generally involves buying a security expecting to profit from an increase in its price. Short investing generally involves selling a security that the Fund does not own expecting to profit from a decline in its price at a later time. The Advisor will also consider investing in other sectors if, in the Advisor’s opinion, such long and short exposures have favorable potential for contributing value. The Fund may maintain long and short positions through the use of derivative instruments, such as options, futures and forward contracts, without investing directly in the underlying asset. The Fund may also use derivative instruments to attempt to both increase the return of the Fund and hedge (protect) the value of the Fund’s assets. The Fund may also invest in cash and cash equivalents.

The Advisor pursues a fundamental, global approach that incorporates a blend of top-down and bottom-up considerations. The advantages of its investment process are based upon: 1) a comprehensive assessment of what drives share prices; 2) how companies and industries are analyzed; and 3) the flexible management of style, capitalization and country factors. The Advisor believes that flexible asset allocation across the global equity universe, with less emphasis upon the traditional role of benchmarks, provides the potential for excess returns.

The Advisor’s approach is primarily derived from its assessment of corporate and economic fundamentals. Equally, the Fund’s strategy allows for all investment styles (for example, growth versus value, small versus large capitalization) to be considered depending upon a company’s business model, prevailing market conditions and the economic cycle. The Advisor believes that stocks with common style characteristics can behave similarly, often in response to the economic cycle, and that these characteristics are an additional source of return that should be identified.

Principal Risks

An investment in the Fund is subject to risks, and you could lose money on your investment in the Fund. There can be no assurance that the Fund will achieve its investment objective. The risks associated with an investment in the Fund can increase during times of significant market volatility. Under certain conditions, even if the value of the Fund’s long positions are rising, this could be offset by declining values of the Fund’s short positions. Conversely, it is possible that rising values of the Fund’s short positions could be offset by declining values of the Fund’s long positions. In either scenario the Fund may experience losses. In a market where the value of both the Fund’s long and short positions are declining, the Fund may experience substantial losses. Your investment in the Fund is not a deposit in a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. The principal risks of investing in the Fund include:

•

Equity Securities Risk — The securities markets are volatile, and the market prices of the Fund’s securities may decline generally. The price of equity securities fluctuates based on changes in a company’s financial condition and overall market and economic conditions. If the market prices of the securities owned by the Fund (i.e., the Fund’s long position) fall, the value of your investment in the Fund will decline.

•

Short Sale Risk — The Fund may incur a loss (without limit) as a result of a short sale if the market value of the borrowed security (i.e., the Fund’s short position) increases between the date of the short sale and the date the Fund replaces the security. The Fund may be unable to repurchase the borrowed security at a particular time or at an acceptable price.

•

Portfolio Selection Risk — The value of your investment may decrease if the investment adviser’s judgment about the attractiveness, value or market trends affecting a particular security, issuer, industry or sector or about market movements is incorrect.

•

Sector Risk — To the extent the Fund invests a significant portion of its assets in a particular sector, a greater portion of the Fund’s performance may be affected by the general business and economic conditions affecting that sector. Each sector may share economic risk with the broader market, however there may be economic risks specific to each sector. As a result, returns from those sectors may trail returns from the overall stock market and it is possible that the Fund may underperform the broader market, or experience greater volatility.

•

Foreign Securities Risk — Risks associated with investing in foreign securities include fluctuations in the exchange rates of foreign currencies that may affect the U.S. dollar value of a security, the possibility of substantial price volatility as a result of political and economic instability in the foreign country, less public information about issuers of securities, different securities regulation, different accounting, auditing and financial reporting standards and less liquidity than in U.S. markets.

4

•

American Depositary Receipts Risk — The stocks of most foreign companies that trade in the U.S. markets are traded as ADRs. U.S. depositary banks issue these stocks. Each ADR represents one or more shares of foreign stock or a fraction of a share. The price of an ADR corresponds to the price of the foreign stock in its home market, adjusted to the ratio of the ADRs to foreign company shares. Therefore while purchasing a security on a U.S. exchange, the risks inherently associated with foreign investing still apply to ADRs.

•

Emerging Securities Risk — Emerging market countries may have relatively unstable governments and economies based on only a few industries, which may cause greater instability. The value of emerging market securities will likely be particularly sensitive to changes in the economies of such countries. These countries are also more likely to experience higher levels of inflation, deflation or currency devaluations, which could hurt their economies and securities markets.

•

Currency Risk — To the extent that the Fund invests in securities or other instruments denominated in or indexed to foreign currencies, changes in currency exchange rates bring an added dimension of risk. Currency fluctuations could negatively impact investment gains or add to investment losses. Although the Fund may attempt to hedge against currency risk, the hedging instruments may not always perform as the Fund expects and could produce losses. Suitable hedging instruments may not be available for currencies of emerging market countries. The Fund’s investment adviser may determine not to hedge currency risks, even if suitable instruments appear to be available.

•

Forward Foreign Currency Contract Risk — Forward foreign currency contracts are contractual agreements to purchase or sell a specified currency at a specified future date (or within a specified time period) at a price set at the time of the contract. The Fund may not fully benefit from, or may lose money on, forward foreign currency transactions if changes in currency exchange rates do not occur as anticipated or do not correspond accurately to changes in the value of the Fund’s holdings.

•

Geographic Concentration Risk — Investments in a particular country or geographic region may be particularly susceptible to political, diplomatic or economic conditions and regulatory requirements. To the extent the Fund concentrates its investments in a particular country, region or group of regions, the Fund may be more volatile than a more geographically diversified fund.

•

Small and Mid-Sized Company Stock Risk — Small to mid-sized company stocks have historically been subject to greater investment risk than large company stock. The prices of small to mid-sized company stocks tend to be more volatile and less liquid than large company stocks. Small and mid-sized companies may have no or relatively short operating histories, or be newly formed public companies. Some of these companies have aggressive capital structures, including high debt levels, or are involved in rapidly growing or changing industries and/or new technologies, which pose additional risks.

•

Other Investment Companies (including ETFs) Risk. Investments in the securities of other investment companies, including ETFs, may involve duplication of advisory fees and certain other expenses. Additionally, If the investment company or ETF fails to achieve its investment objective, the value of the Fund’s investment will decline, adversely affecting the Fund’s performance. In addition, closed end investment company and ETF shares potentially may trade at a discount or a premium and are subject to brokerage and other trading costs, which could result in greater expenses to the Fund. The Fund may also engage in short sales of the securities of other investment companies.

•

Derivatives Risk — Derivatives are instruments, such as futures, options and forward foreign currency contracts, whose value is derived from that of other assets, rates or indices. The use of derivatives for non-hedging purposes may be considered more speculative than other types of investments. Derivatives can be used for hedging (attempting to reduce risk by offsetting one investment position with another) or non-hedging purposes. Hedging with derivatives may increase expenses, and there is no guarantee that a hedging strategy will work. While hedging can reduce or eliminate losses, it can also reduce or eliminate gains. The use of derivatives for non-hedging purposes may be considered more speculative than other types of investments. In addition, derivative instruments are subject to counterparty risk, meaning that the party who issues the derivatives may experience a significant credit event and may be unwilling or unable to make timely settlement payments or otherwise honor its obligations. Changes in the value of a derivative may not correlate perfectly with the underlying asset, rate or index, and the Fund could lose more than the principal amount invested.

•

Options Risk — The Fund’s ability to close out its position as a purchaser or seller of an over-the-counter or exchange-listed put or call option is dependent, in part, upon the liquidity of the options market. There are significant differences between the securities and options markets that could result in an imperfect correlation among these markets, causing a given transaction not to achieve its objectives. The Fund’s ability to utilize options successfully will depend on the ability of the Fund’s investment adviser to predict pertinent market movements, which cannot be assured. The Fund may also purchase or write over-the-counter put or call options, which involves risks different from, and possibly greater than, the risks associated with exchange-listed put or call options. In some

5

instances, over-the-counter put or call options may expose the Fund to the risk that a counterparty may be unable to perform according to a contract, and that any deterioration in a counterparty’s creditworthiness could adversely affect the instrument. In addition, the Fund may be exposed to a risk that losses may exceed the amount originally invested.

•

Futures and Forward Contracts Risk — Futures contracts provide for the future sale by one party and purchase by another of a specific asset at specific time and price (with or without delivery required). Futures contracts are standardized contracts traded on a recognized exchange. An option on a futures contract gives the purchaser the right, in exchange for a premium, to assume a position in a futures contract at a specified exercise price during the term of the options. Forward contracts involve a negotiated obligation to purchase or sell an asset at a future date (with or without delivery required), which may be any fixed number of days from the date of the contract agreed upon by the parties, at a price set at the time of the contract. Forward contracts are not traded on exchanges; rather, a bank or dealer will act as agent or as principal in order to make or take future delivery of a specified lot of a particular security or currency for the Fund’s account. Futures and forward contracts are subject to counterparty risk, meaning that the party who issues the derivatives may experience a significant credit event and may be unwilling or unable to make timely settlement payments or otherwise honor its obligations.

•

Leveraging Risk — Leverage is the potential for the Fund to participate in gains and losses on an amount that exceeds the Fund’s investment. Leveraging risk is the risk that certain transactions of the Fund may give rise to leverage, causing the Fund to be more volatile and experience greater losses than if it had not been leveraged. The Fund’s use of short sales and investments in derivatives subject the Fund to leveraging risk.

•

Liquidity Risk — Liquidity risk exists when particular investments are difficult to purchase or sell. The Fund’s investments in illiquid securities may reduce the returns of the Fund because it may be unable to sell the illiquid securities at an advantageous time or price.

•

Portfolio Turnover Risk — The portfolio manager may actively and frequently trade securities or other instruments in the Fund’s portfolio to carry out its investment strategies. A high portfolio turnover rate increases transaction costs, which may increase the Fund’s expenses. Frequent and active trading may also cause adverse tax consequences for investors in the Fund due to an increase in short-term capital gains.

•

Cash Holdings Risk — To the extent the Fund holds cash positions, the Fund risks achieving lower returns and potential lost opportunities to participate in market appreciation which could negatively impact the Fund’s performance and ability to achieve its investment objective.

•

Non-Diversified Risk —The Fund is non-diversified, which means that it may invest in the securities of relatively few issuers. As a result, the Fund may be more susceptible to a single adverse economic or political occurrence affecting one or more of these issuers and may experience increased volatility due to its investments in those securities.

6

Fund Performance

The performance shown in the bar chart and performance table is the performance of another investment vehicle (the “Predecessor Fund”) prior to the commencement of the Fund’s operations. The Predecessor Fund was reorganized into the Fund on April 1, 2016. On October 1, 2015, the parent company of CALAMOS ADVISORS purchased Phineus Partners LP (“Phineus”), the prior general partner and investment manager to the Predecessor Fund and investment manager to the Predecessor Fund’s master fund. CALAMOS ADVISORS served as the investment manager to the Predecessor Fund’s master fund from October 1, 2015 to March 31, 2016 and the general partner and investment manager of the Predecessor Fund from February 25, 2016 and March 31, 2016. The Predecessor Fund commenced operations on May 1, 2002 and, since that time, has had various periods where it implemented its investment strategy directly on a stand-alone basis or indirectly through its investment in a master fund, which had the same investment policies, objectives, guidelines and restrictions as the Predecessor Fund. Regardless of whether the Predecessor Fund operated as a stand-alone fund or invested indirectly through a master fund, Phineus and CALAMOS ADVISORS managed the Predecessor Fund’s assets using investment policies, objectives, guidelines and restrictions that were in all material respects equivalent to those of the Fund. The Predecessor Fund performance information in the bar chart and table has been adjusted to reflect Class I share expenses. However, the Predecessor Fund was not a registered mutual fund and so it was not subject to the same investment and tax restrictions as the Fund. If it had been, the Predecessor Fund’s performance may have been lower. Updated Fund performance information is available at no cost by visiting www.calamos.com or by calling 800.582.6959.

The bar chart and the performance table below illustrate the risks and volatility of an investment in the Fund by showing changes in the Predecessor Fund’s performance from year to year and by showing how the Predecessor Fund’s average annual total returns for 1 year, 5 years, 10 years and since inception compare with those of a broad measure of market performance. Of course, the Predecessor Fund’s past performance (before and after taxes) does not necessarily indicate how the Fund will perform in the future. “Since Inception” returns shown for each index are returns since the inception of the Predecessor Fund (on May 1, 2002), or since the nearest subsequent month end when comparative index data is available only for full monthly periods.

After-tax returns cannot be calculated for periods before the Fund’s registration as a mutual fund and they are, therefore, unavailable.

ANNUAL TOTAL RETURN FOR YEARS ENDED 12.31

2006	2007	2008	2009	2010
21.61%	28.07%	-17.87%	73.44%	8.47%

2011	2012	2013	2014	2015
-6.72%	7.56%	20.17%	0.49%	4.96%

Best Quarter: 41.81% (06.30.2009)	Worst Quarter: -14.97% (06.30.2012)

AVERAGE ANNUAL TOTAL RETURNS FOR THE PERIODS ENDED 12.31.15
	INCEPTION DATE OF CLASS	ONE YEAR	FIVE YEAR	TEN YEAR	SINCE INCEPTION
Class I	5.1.2002
Load Adjusted Return Before Taxes		4.96%	4.92%	11.83%	11.79%
MSCI World Index		-0.32%	8.19%	5.56%	6.67%
S&P 500 Index		1.38%	12.57%	7.31%	6.95%

The MSCI World Index is designed to measure the equity market performance of developed markets. The S&P 500 Index is generally considered to be representative of the U.S. stock market. The MSCI World Index and S&P 500 Index are provided to show how the Fund’s performance compares with the returns of an index of securities similar to those in which the Fund invests.

Investment Adviser

Calamos Advisors LLC

7

PORTFOLIO MANAGER/ FUND TITLE (IF APPLICABLE)	PORTFOLIO MANAGER EXPERIENCE IN THE FUND	PRIMARY TITLE WITH INVESTMENT ADVISER
Michael Grant	Since Fund’s inception	SVP, Sr. Co-Portfolio Manager

8

Other Important Information Regarding Fund Shares

Buying and Redeeming Fund Shares

Minimum Initial Investment

$1,000,000

Minimum Additional Investment

None

To Place Orders

Please contact your broker or other intermediary, or place your order directly:

U.S. Bancorp Fund Services, LLC

P.O. Box 701

Milwaukee, WI 53201

Phone: 800.582.6959

Transaction Policies

The Fund’s shares are redeemable. In general, investors may purchase, redeem, or exchange Fund shares on any day the New York Stock Exchange (“NYSE”) is open by written request (to the address noted above), by wire transfer, by telephone (at the number noted above), or through a financial intermediary. Orders to buy and redeem shares are processed at the next net asset value (share price or “NAV”) to be calculated only on days when the NYSE is open for regular trading.

Tax Information

The Fund’s distributions will generally be taxable as ordinary income or capital gains, except when your investment is in an IRA, 401(k) or other tax-advantaged investment plan.

Payments to Broker-Dealers and Other Financial Intermediaries

If you purchase shares of the Fund through a broker-dealer or other financial intermediary (such as a bank), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary’s website for more information.

9

Additional Information About Investment Strategies and Related Risks

What is the investment objective and principal strategies of the Fund?

The Fund’s investment process generally involves three central activities: (i) gathering information; (ii) processing that information and developing investment convictions; and (iii) translating those convictions into a proper risk-adjusted portfolio. These three activities are discussed in greater detail below.

Primary Research Efforts. Research efforts are led by a fundamental, independent approach within which company visits and direct contact with management are stressed. The Fund’s investment adviser aims to concentrate its research efforts on those opportunities that it believes are more likely to generate a competitive advantage and supplements these efforts with screening tools that rank companies based on well-known or established financial metrics and risk factors, which tend to result in style-based rankings (for example, value or growth, or small or large capitalization, among other styles).

Company analysis is integrated with efforts to understand broader industry and sector trends. This process begins with the identification of key sector and industry characteristics and aims to define the positions within an industry that historically have outperformed and underperformed.

Building Investment Convictions. The second step in the Fund’s investment approach is to analyze the information that has been gathered, with the aim of accumulating a range of investment convictions. The Fund’s investment adviser uses a qualitative approach to assess a company’s prospects by focusing primarily upon three factors — its technological advantage, its customer focus and management adaptability. In addition to this company analysis, the competitive landscape and related industry models are reviewed and analyzed. Finally, the Fund’s investment adviser considers the state of the overall economy and business cycle and their potential impact on a particular industry and/or company prospects.

Portfolio Construction. The final step in the Fund’s approach is to translate the investment convictions of its research efforts into the construction of what it believes is a proper risk-adjusted portfolio. In implementing this step, the Fund’s investment adviser considers the direction of the overall stock market, which helps determine the portfolio’s gross and net exposure, as well as the specific stock factors that influence a particular position size. The Fund’s gross exposure equals the value of its long positions plus its short positions. The Fund’s net exposure equals the value of long positions — assets purchased and still held — minus the value of short positions. The decision to buy a specific stock is generally driven by the view of whether the stock is undervalued and there are potential catalysts that will narrow the gap between the current trading price and what is believed to be the fair value. Conversely, the decision to sell a stock is generally driven by the Fund’s view of the risk of underperformance. In addition to the market and stock exposure, the Fund’s investment adviser, when constructing the portfolio, considers two additional factors that can contribute meaningfully to the risk of the portfolio: the industry allocation and the exposure of the portfolio to particular investment styles.

The Fund may focus on technology-related sectors for a variety of reasons. As new technologies emerge and others decline, the Fund’s investment adviser believes that the global universe of publicly traded equities in technology-related sectors should maintain their central roles across markets and have the ability to produce dynamic and profitable investment opportunities. The Fund’s investment adviser believes that the volatile, disruptive and heterogeneous nature of these sectors provides a more diverse range of performance outcomes than is found in most other sectors and creates stronger long and short investment opportunities. Furthermore, the Fund’s adviser believes that the technical nature of their competitive advantage is complex and that a considerable portion of their value is created in the distant future rather than the present, which provides unique investment opportunities. Finally, the Adviser considers the universe of securities in the technology-related sectors to be one of the largest and most liquid of the major equity classes and, accordingly, few other sectors offer as wide availability of hedging opportunities.

The Fund’s investment objective is not a fundamental policy and may be changed by the Fund’s Board of Trustees. Shareholders will be provided with 60 days’ notice of any change to the Fund’s investment objective.

Principal Risks of Investing in the Fund

This prospectus describes the risks you may face as an investor in the Fund. It is important to keep in mind that generally, investments with a higher potential reward also have a higher risk of losing money. The reverse is also commonly true: the lower the risk, the lower the potential reward. However, as you consider an investment in the Fund, you should also take into account your tolerance for the daily fluctuations of the financial markets and whether you can afford to leave your money in this investment for a long period of time to ride out down periods.

10

As with any security, there are market and investment risks associated with your investment in the Fund. The value of your investment will fluctuate over time, and it is possible to lose money.

In response to market, economic, political, or other conditions, the Fund may temporarily use a different investment strategy for defensive purposes. If the Fund does so, different factors could affect the Fund’s performance, and the Fund may not achieve its investment objective.

What are the principal risks that apply to the Fund?

Market Risk. The risk that the securities markets will increase or decrease in value is considered market risk and applies to any security. If there is a general decline in the stock or fixed-income market, it is possible your investment may lose value regardless of the individual results of the companies in which the Fund invests.

Market Disruption Risk. Certain events have a disruptive effect on securities markets, including but not limited to, terrorist attacks, war and other geopolitical events or catastrophes. The Fund’s investment adviser, CALAMOS ADVISORS, cannot predict the effect of similar events in the future on the U.S. or foreign economies. Certain securities such as high yield and equity securities tend to be impacted more by these events than other types of securities in terms of price and volatility.

Recent Market Events. Over the last several years, domestic and international markets have experienced acute turmoil. This turmoil resulted in unusual and extreme volatility in the equity and debt markets, in the prices of individual securities and in the world economy. In addition, many governments and quasi-governmental entities throughout the world responded to the turmoil with a variety of significant fiscal and monetary policy changes, including but not limited to, direct capital infusions into companies, new monetary programs and dramatically lower interest rates. An unexpected or quick reversal of these policies could increase volatility in the equity and debt markets. These market conditions and continuing economic risks add significantly to the risk of short-term volatility in the Fund.

Turbulence in the financial markets and reduced liquidity in equity, credit and fixed-income markets may negatively affect issuers worldwide, which could have an adverse effect on the Fund. Following the financial crisis that began in 2007, the Federal Reserve has attempted to stabilize the U.S. economy and support the U.S. economic recovery by keeping the federal funds rate at or near zero percent. When the Federal Reserve raises the federal funds rate, there is a risk that interest rates across the U.S. financial system will rise. These policy changes may expose markets to heightened volatility and may reduce liquidity for certain Fund investments, causing the value of the Fund’s investments and share price to decline. To the extent the Fund experiences high redemptions because of these policy changes, the Fund may experience increased portfolio turnover, which will increase the costs that the Fund incurs and may lower the Fund’s performance.

Investment Management Risk. Whether the Fund achieves its investment objective is significantly impacted by whether CALAMOS ADVISORS is able to choose suitable investments for the Fund.

American Depositary Receipts Risk. The stocks of most foreign companies that trade in the U.S. markets are traded as American Depositary Receipts (ADRs). U.S. depositary banks issue these stocks. Each ADR represents one or more shares of foreign stock or a fraction of a share. The price of an ADR corresponds to the price of the foreign stock in its home market, adjusted to the ratio of the ADRs to foreign company shares. Therefore while purchasing a security on a U.S. exchange, the risks inherently associated with foreign investing still apply to ADRs.

Equity Securities Risk. Equity investments are subject to greater fluctuations in market value than other asset classes as a result of such factors as a company’s business performance, investor perceptions, stock market trends and general economic conditions.

Mid-Sized Company Risk. Mid-sized company stocks have historically been subject to greater investment risk than large company stocks. The risks generally associated with these companies include more limited product lines, markets and financial resources, lack of management depth or experience, dependency on key personnel, and vulnerability to adverse market and economic developments. Accordingly, the prices of mid-sized company stocks tend to be more volatile than prices of large company stocks.

11

Small Company Risk. Small company stocks have historically been subject to greater investment risk than mid-sized and large company stocks. The risks generally associated with small companies include more limited product lines, markets and financial resources, lack of management depth or experience, dependency on key personnel, and vulnerability to adverse market and economic developments. Accordingly, the prices of small company stocks tend to be more volatile than prices of mid-sized and large company stocks. Further, the prices of small company stocks are often adversely affected by limited trading volumes and the lack of publicly available information.

Other Investment Companies (including ETFs) Risk. Investments in the securities of other investment companies, including ETFs, may involve duplication of advisory fees and certain other expenses. By investing in another investment company or ETF, the Fund becomes a shareholder thereof. As a result, Fund shareholders indirectly bear the Fund’s proportionate share of the fees and expenses indirectly paid by shareholders of the other investment company or ETF, in addition to the fees and expenses Fund shareholders bear in connection with the Fund’s own operations. If the investment company or ETF fails to achieve its investment objective, the value of the Fund’s investment will decline, adversely affecting the Fund’s performance. In addition, closed end investment company and ETF shares potentially may trade at a discount or a premium and are subject to brokerage and other trading costs, which could result in greater expenses to the Fund. In addition, the Fund may engage in short sales of the securities of other investment companies. When the Fund shorts securities of another investment company, it borrows shares of that investment company which it then sells. The Fund closes out a short sale by purchasing the security that it has sold short and returning that security to the entity that lent the security.

Foreign Securities Risk. There are special risks associated with investing in foreign securities that are not typically associated with investing in U.S. companies. These risks include fluctuations in the exchange rates of foreign currencies that may affect the U.S. dollar value of a security, and the possibility of substantial price volatility as a result of political and economic instability in the foreign country. Other risks of investing in foreign securities include: less public information about issuers of securities, different securities regulation, different accounting, auditing and financial reporting standards and less liquidity in foreign markets than in U.S. markets.

Emerging Markets Risk. Investment in foreign securities may include investment in securities of foreign issuers located in less developed countries, which are sometimes referred to as emerging markets. Emerging market countries may have relatively unstable governments and economies based on only a few industries, which may cause greater instability. The value of emerging market securities will likely be particularly sensitive to changes in the economies of such countries (such as reversals of economic liberalization, political unrest or changes in trading status). These countries are also more likely to experience higher levels of inflation, deflation or currency devaluations, which could hurt their economies and securities markets.

Forward Foreign Currency Contract Risk. Forward foreign currency contracts are contractual agreements to purchase or sell a specified currency at a specified future date (or within a specified time period) at a price set at the time of the contract. The Fund may not fully benefit from, or may lose money on, forward foreign currency transactions if changes in currency exchange rates do not occur as anticipated or do not correspond accurately to changes in the value of the Fund’s holdings. The Fund’s ability to use forward foreign currency transactions successfully depends on a number of factors, including the forward foreign currency transactions being available at attractive prices, the availability of liquid markets and the ability of the portfolio managers to accurately predict the direction of changes in currency exchange rates. Currency exchange rates may be volatile and may be affected by, among other factors, the general economics of a country, the actions of U.S. and foreign governments or central banks, the imposition of currency controls and speculation. Currency transactions are also subject to the risk that the other party in the transaction will default its contractual obligation, which would deprive the Fund of unrealized profits or force the Fund to cover its commitments for purchase or sale of a currency, if any, at the current market price. If the Fund enters into a forward foreign currency contract, its custodian will segregate liquid assets of the Fund having a value equal to the Fund’s commitment under such forward contract from day to day, except to the extent that the Fund’s forward contract obligation is covered by liquid portfolio securities denominated in, or whose value is tied to, the currency underlying the forward contract.

Currency Risk. To the extent that a Fund invests in securities or other instruments denominated in or indexed to foreign currencies, changes in currency exchange rates bring an added dimension of risk. Currency fluctuations could negatively impact investment gains or add to investment losses. Although a Fund may attempt to hedge against currency risk, the hedging instruments may not always perform as the Fund expects and could produce losses. Suitable hedging instruments may not be available for currencies of emerging market countries. A Fund’s investment adviser may determine not to hedge currency risks, even if suitable instruments appear to be available.

12

Geographic Concentration Risk. Investments in a particular country or geographic region may be particularly susceptible to political, diplomatic or economic conditions and regulatory requirements. To the extent the Fund concentrates its investments in a particular country, region or group of regions, the Fund may be more volatile than a more geographically diversified fund.

Short Sale Risk. Short sales involve risks. The Fund may incur a loss (without limit) as a result of a short sale if the market value of the borrowed security (i.e., the Fund’s short position) increases between the date of the short sale and the date the Fund replaces the security. The Fund may be unable to repurchase the borrowed security at a particular time or at an acceptable price. The Fund might be unable to implement these strategies because of the lack of attractive short sale opportunities. If a convertible security used to cover a short position is called before conversion, the Fund may be required to purchase the security sold short at a price in the open market above the price at which the Fund had sold the security short.

Options Risk. There are significant differences between the securities and options markets that could result in an imperfect correlation among these markets, causing a given transaction not to achieve its objectives. The Fund’s ability to utilize options successfully will depend on CALAMOS ADVISORS’ ability to predict pertinent market movements, which cannot be assured.

The Fund’s ability to close out its position as a purchaser or seller of an Options Clearing Corporation or exchange-listed put or call option is dependent, in part, upon the liquidity of the option market. If the Fund were unable to close out an option that it had purchased on a security, it would have to exercise the option to realize any profit or the option would expire and become worthless. If the Fund were unable to close out a covered call option that it had written on a security, it would not be able to sell the underlying security until the option expired. As the writer of a covered call option on a security, the Fund foregoes, during the option’s life, the opportunity to profit from increases in the market value of the security covering the call option above the sum of the premium and the exercise price of the call. The hours of trading for listed options may not coincide with the hours during which the underlying financial instruments are traded. To the extent that the option markets close before the markets for the underlying financial instruments, significant price and rate movements can take place in the underlying markets that cannot be reflected in the option markets until the next trading day.

Unless the parties provide for it, there is no central clearing or guaranty function in an over-the-counter option. As a result, if the counterparty fails to make or take delivery of the security or other instrument underlying an over-the-counter option it has entered into with the Fund or fails to make a cash settlement payment due in accordance with the terms of that option, the Fund will lose any premium it paid for the option as well as any anticipated benefit of the transaction. Accordingly, CALAMOS ADVISORS must assess the creditworthiness of each such counterparty or any guarantor or credit enhancement of the counterparty’s credit to determine the likelihood that the terms of the over-the-counter option will be satisfied.

The Fund may also purchase or write over-the-counter put or call options, which involves risks different from, and possibly greater than, the risks associated with exchange-listed put or call options. In some instances, over-the-counter put or call options may expose the Fund to the risk that a counterparty may be unable to perform according to a contract, and that any deterioration in a counterparty’s creditworthiness could adversely affect the instrument. In addition, the Fund may be exposed to a risk that losses may exceed the amount originally invested.

Portfolio Turnover Risk. Engaging in active and frequent trading of securities may result in a higher than average level of capital gains and greater transaction costs to the Fund, including brokerage commissions or dealer mark-ups and other transaction costs on the sale and reinvestments of securities. Such sales may also result in the realization of capital gains, including short-term capital gains (which are taxed at ordinary income tax rates for federal income tax purposes, rather than at lower capital gains rates) and may adversely impact the Fund’s performance. It is possible that the Fund engaging in active and frequent trading may distribute sizable taxable gains to its shareholders, regardless of the Fund’s net longer term performance. The trading costs and tax effects associated with portfolio turnover will adversely affect the Fund’s performance and lower the Fund’s effective return for investors.

Derivatives Risk. Derivatives are instruments, such as futures, options and forward foreign currency contracts, whose value is derived from that of other assets, rates or indices. Derivatives may be more volatile than other investments and may magnify the Fund’s gains or losses. Successful use of derivatives depends upon the level to which prices of the underlying assets correlate with price movements in the derivatives the Fund buys or sells. The Fund could be negatively affected if the change in market value of its securities fails to correlate with the value of derivatives it purchases or sells.

13

The potential lack of a liquid secondary market for a derivative may present the Fund from closing its derivatives positions and to limit losses or realize profits. Derivatives may be purchased for a fraction of their value and small price movements may result in an immediate and substantial loss to the Fund.

The use of derivatives for non-hedging purposes may be considered more speculative than other types of investments. Derivatives can be used for hedging (attempting to reduce risk by offsetting one investment position with another) or non-hedging purposes. Hedging with derivatives may increase expenses, and there is no guarantee that a hedging strategy will work. While hedging can reduce or eliminate losses, it can also reduce or eliminate gains. The use of derivatives for non-hedging purposes may be considered more speculative than other types of investments. In addition, derivative instruments are subject to counterparty risk, meaning that the party who issues the derivatives may experience a significant credit event and may be unwilling or unable to make timely settlement payments or otherwise honor its obligations. Changes in the value of a derivative may not correlate perfectly with the underlying asset, rate or index, and the Fund could lose more than the principal amount invested.

Futures and Forward Contracts Risk. Futures contracts provide for the future sale by one party and purchase by another of a specific asset at a specific time and price. An option on a futures contract gives the purchaser the right, in exchange for a premium, to assume a position in a futures contract at a specified exercise price during the term of the option. Forward contracts involve a negotiated obligation to purchase or sell an asset at a future date (with or without delivery required), which may be any fixed number of days from the date of the contract agreed upon by the parties, at a price set at the time of the contract. Forward contracts are not traded on exchanges; rather, a bank or dealer will act as agent or as principal in order to make or take future delivery of a specified lot of a particular security or currency for the Fund’s account. Futures and forward contracts are subject to counterparty risk, meaning that the party who issues the derivatives may experience a significant credit event and may be unwilling or unable to make timely settlement payments or otherwise honor its obligations.

Leveraging Risk. Leverage is the potential for the Fund to participate in gains and losses on an amount that exceeds the Fund’s investment. Leveraging risk is the risk that certain transactions of the Fund may give rise to leverage, causing the Fund to be more volatile and experience greater losses than if it had not been leveraged. The Fund’s use of short sales and investments in derivatives subject the Fund to leveraging risk.

Liquidity Risk. Liquidity risk exists when particular investments are difficult to purchase or sell. The Fund’s investments in illiquid securities may reduce the returns of the Fund because it may be unable to sell the illiquid securities at an advantageous time or price.

Portfolio Selection Risk. The value of your investment may decrease if the investment adviser’s judgment about the attractiveness, value or market trends affecting a particular security, issuer, industry or sector or about market movements is incorrect.

Sector Risk. To the extent the Fund invests a significant portion of its assets in a particular sector, a greater portion of the Fund’s performance may be affected by the general business and economic conditions affecting that sector. Each sector may share economic risk with the broader market, however there may be economic risks specific to each sector. As a result, returns from those sectors may trail returns from the overall stock market and it is possible that the Fund may underperform the broader market, or experience greater volatility.

Cash Holdings Risk. The Fund may invest in cash and cash equivalents for indefinite periods of time when the Fund’s investment adviser determines the prevailing market environment warrants doing so. When the Fund holds cash positions, it may lose opportunities to participate in market appreciation, which may result in lower returns than if the Fund had remained fully invested in the market. Furthermore, cash and cash equivalents may generate minimal or no income and could negatively impact the Fund’s performance and ability to achieve its investment objective.

Portfolio security holdings disclosure

A description of the Fund’s policies and procedures in connection with the disclosure of portfolio security holdings of the Fund is available in the Fund’s statement of additional information (“SAI”) and on the Fund’s website, www.calamos.com.

14

Fund Facts

Who manages the Fund?

The Fund’s investments are managed by CALAMOS ADVISORS LLC, 2020 Calamos Court, Naperville, IL. CALAMOS ADVISORS is an indirect subsidiary of CALAMOS ASSET MANAGEMENT, INC., whose voting shares are majority-owned by CALAMOS FAMILY PARTNERS, INC., which is controlled by John P. Calamos, Sr. and the Calamos family.

Subject to the overall authority of the Board of Trustees (“Board”), CALAMOS ADVISORS provides continuous investment supervision and management to the Fund under a management agreement and also furnishes office space, equipment and management personnel. For these services, the Fund pays CALAMOS ADVISORS a fee based on its average NAV, which is accrued daily and paid on a monthly basis. The Fund will pay fees (before any reimbursement) under the management agreement in the following amounts as a percentage of its average net assets:

FUND	FEES
Calamos Phineus Long/Short Fund	1.25%

CALAMOS ADVISORS has contractually agreed to limit the annual ordinary operating expenses of the Fund as a percentage of the average net assets to 1.75% for Class I shares. For purposes of this expense limitation agreement, operating expenses do not include, among other expenses, interest and dividend expenses on short positions. This expense limitation agreement is binding on CALAMOS ADVISORS through March 31, 2017 for the Fund.

A discussion regarding the basis for the approval by the board of trustees of the management agreement for the Fund will be included in the Fund’s semi-annual report to shareholders for the fiscal period ending April 30, 2016.

Calamos has been named as a defendant in a complaint captioned Chill v. Calamos Advisors LLC, et al., which was filed in the United States District Court for the Southern District of New York on February 11, 2015 (the “Complaint”). The Complaint, which was filed by two shareholders of an open-end investment company advised by Calamos, also names as a defendant Calamos Financial Services LLC (Calamos and Calamos Financial Services LLC are referred to as the “Defendants”). The Complaint alleges that Calamos breached its fiduciary duty under Section 36(b) of the 1940 Act with respect to its receipt of advisory fees paid by the open-end investment company, and that both defendants breached fiduciary duties under Section 36(b) with respect to distribution and servicing fees paid by the open-end investment company. The Complaint, which the plaintiffs purport to bring on behalf of the open-end investment company, requests relief in the form of (i) a declaration that the Defendants violated Section 36(b) of the 1940 Act, (ii) permanently enjoining the Defendants from further violating Section 36(b), (iii) awarding compensatory damages, including repayment of excessive investment advisory fees and distribution fees, (iv) rescinding the open-end investment company’s investment management agreement and distribution plan and (v) awarding reasonable costs from the Complaint.

The Defendants believe that the Complaint is without merit, and intend to defend themselves vigorously against the allegations. Calamos also believes that the Complaint will not have a material adverse effect on the ability of Calamos to perform its obligations under its investment management agreement with the Fund.

Portfolio Manager

Michael Grant. Mr. Grant joined CALAMOS ADVISORS in September 2015 as a Global Economist – Long/Short Strategies and as a Senior Co-Portfolio Manager. Previously, he was Founder, CIO, and Portfolio Manager at Phineus Partners LP since 2002. Mr. Grant was the primary portfolio manager of, and made all material investment decisions for, the Predecessor Fund.

The Fund’s SAI provides additional information about Mr. Grant, including other accounts he manages, his ownership in the CALAMOS FAMILY OF FUNDS and his compensation.

What classes of shares does the Fund offer?

This prospectus offers Class I shares of the Fund. Class A shares and Class C shares, which have different expense structures, are offered by a separate prospectus. The different classes of Fund shares are investments in the same portfolio of securities, but each class of shares has different expenses and will likely have different NAVs.

15

Class I shares

The offering price for Class I shares is the NAV per share with no initial sales charge. There is no contingent deferred sales charge nor distribution or service fees.

Class I shares are offered primarily for direct investment by investors through certain tax-exempt retirement plans (including 401(k) plans, 457 plans, employer-sponsored 403(b) plans, profit sharing and money purchase pension plans, defined benefit plans and non-qualified deferred compensation plans) and by institutional clients, provided such plans or clients have assets of at least $1 million. Class I shares may also be offered to certain other entities or programs, including, but not limited to, investment companies, under certain circumstances.

The minimum initial investment required to purchase the Fund’s Class I shares is $1 million. There is no minimum subsequent investment requirement. The Fund may waive the minimum initial investment of $1 million at its sole discretion. The minimum initial investment is waived for current or retired trustees of the Trust, Calamos Asset Management, Inc. and its subsidiaries, officers, employees of CALAMOS ADVISORS, employees of CALAMOS FINANCIAL SERVICES LLC (“CFS”), or employees of an entity with a selling group arrangement with CFS, and their immediate family members, including a spouse, child, stepchild, parent, step parents, sibling, grandchild and grandparent, in each case including in-law and adoptive relationships. It is also waived for clients of CALAMOS ADVISORS or an affiliate thereof who acquire shares of a Fund made available through a mutual fund asset allocation program offered by CALAMOS ADVISORS or an affiliate thereof. Also, the minimum initial investment for Class I shares may be waived or reduced at the discretion of CFS, the Funds’ distributor, including waivers or reductions for purchases made through certain registered investment advisers and qualified third party platforms.

As a result of the relatively lower expenses for Class I shares, the level of income dividends per share (as a percentage of NAV) and, therefore, the overall investment return, will typically be higher for Class I shares than for Class A and Class C shares.

Money market fund

If you wish to exchange your Class I shares of the Fund for shares of a money market fund, you may exchange them for shares of the Fidelity Institutional Money Market Treasury Portfolio (“Fidelity Treasury Shares”).

Fidelity Treasury Shares are offered by a separate prospectus and are not offered by the Fund. You may at any time exchange your Fidelity Treasury Shares back into Class I shares of the CALAMOS FAMILY OF FUNDS. However, should you redeem (and not exchange) your Fidelity Treasury Shares (or any Fidelity Institutional Prime Money Market Portfolio Shares), you would pay any applicable contingent deferred sales charge. For a prospectus and more complete information on Fidelity Treasury Shares, including management fees and expenses, please call 1-800-FIDELITY. Please read the prospectus relating to Fidelity Treasury Shares carefully.

The Securities and Exchange Commission adopted new rules impacting money market funds. The rules will take effect on October 14, 2016. As a result, in order to minimize shareholder impact, Calamos is switching its money market fund option from the Fidelity Institutional Prime Money Market Portfolio (“Fidelity Prime”) to Fidelity Treasury Shares.

As of March 1, 2016, shareholders of Calamos Funds (including the Fund) are able to exchange into Fidelity Treasury Shares and Fidelity Prime was closed to all new investments, including exchanges.

To exchange your Fidelity Prime shares into Fidelity Treasury Shares (or into any Calamos fund), please contact our Client Services team at 800.582.6959. Representatives are available Monday through Friday from 8 a.m. to 6 p.m. central time and can assist you with your account. You may also contact your financial advisor who can contact Calamos to authorize an exchange of your Fidelity Prime shares into Fidelity Treasury Shares (or into any Calamos fund).

Closed Fund Policies

The Fund reserves the right to modify the extent to which sales of shares are limited and may, in its sole discretion, permit purchases of shares where, in the judgment of management, such purchases do not have a detrimental effect on the portfolio management of the Fund or its Shareholders. Notwithstanding the forgoing, the Fund continues to reserve the right to reject any order for the purchase of shares in whole or in part for any reason, and to suspend the sale of shares to the public in response to conditions in the securities markets or otherwise.

How can I buy shares?

If you participate in a tax-exempt retirement plan, you may purchase shares by contacting your plan’s administrator, whose contact information is available through your employer’s human resources department. If you are an institutional client, you may purchase shares either directly or through an authorized dealer.

16

The offering price for shares will be based on the NAV per share next computed after receipt by the Fund’s transfer agent of your purchase order in good form on any day the NYSE is open for trading. Generally, if you place your order by 4:00 p.m. Eastern time, you will receive that day’s offering price. Orders placed after 4:00 p.m. Eastern time will receive the following business day’s offering price.

We generally do not sell Fund shares to investors residing outside the U.S., Puerto Rico, Guam and the U.S. Virgin Islands, even if they are U.S. citizens or lawful permanent residents of the U.S. We will sell shares to investors residing outside the U.S. if they have U.S. military APO or FPO addresses.

Each purchase of shares is confirmed by a written statement mailed to the shareholder, without issuance of share certificates. You may buy shares using the following methods:

By mail

You may purchase shares of the Fund by sending a check payable to the CALAMOS FAMILY OF FUNDS, along with a completed account application to the Fund’s transfer agent: U.S. Bancorp Fund Services, LLC, P.O. Box 701, Milwaukee, WI 53201. A subsequent investment may be made by detaching the stub from your account statement and sending it with your check in the envelope provided with your statement. All checks must be drawn on a U.S. bank in U.S. funds. The Fund will not accept cashier’s checks in amounts less than $10,000. To prevent check fraud, the Fund will not accept Treasury checks, credit card checks, traveler’s checks, starter checks or checks written by third parties for the purchase of shares. The Fund also will not accept money orders, post-dated checks, post-dated online bill pay checks, or conditional orders for the purchase of shares. A $25 charge will be imposed if any payment submitted for investment is returned, and the investor may be responsible for any loss sustained by the Fund. If you purchase shares by check or by electronic funds transfer via the Automatic Clearing House (“ACH”) Network, and redeem them shortly thereafter, payment may be delayed until the transfer agent is reasonably assured that the check or purchase by ACH has been collected, which may take 15 days.

Please do not mail letters by overnight delivery service or registered mail to the Post Office Box address. The Fund does not consider the U.S. Postal Service or other independent delivery services to be their agents. Therefore, deposit in the mail or with such services, or receipt at U.S. Bancorp Fund Services, LLC post office box, of purchase orders does not constitute receipt by the transfer agent of the Fund.

By telephone

Once you have established an account, you may make subsequent purchases of $50 or more over the telephone by debiting your bank account. To electronically debit your bank account, you must hold your account at a financial institution that is an ACH member. The Fund will initiate most electronic transfers from your bank account to pay for the share purchase within that same business day. If your order is received prior to generally 4 p.m. Eastern time, your shares will be purchased at the next applicable price calculated on the day your order is placed. To permit telephone purchases, your account must be open for 15 calendar days, and you must have authorized telephone purchases on your account application. Call us at 800.582.6959 to purchase shares by telephone or to obtain an account application with the telephone purchase option. If you did not authorize telephone purchases on your original account application, you may request telephone purchases by submitting a request to the Fund’s transfer agent, in writing along with a voided check, at U.S. Bancorp Fund Services, LLC, P.O. Box 701, Milwaukee, WI 53201.

The Fund may modify or terminate the ability to purchase shares by telephone at any time, or from time to time, without notice to shareholders. If your order to purchase shares of the Fund is canceled because your electronic transfer does not clear, you will be charged a $25 service fee, and you will be responsible for any resulting loss incurred by the Fund. The Fund and its transfer agent will be liable for losses resulting from unauthorized telephone purchases only if the Fund does not follow reasonable procedures designed to verify the identity of the caller. You should immediately verify your trade confirmations when you receive them. If an account has more than one owner or authorized person, the Fund will accept telephone instructions from any one owner or authorized person.

17

By wire

You may purchase shares by wiring funds from your bank. To open an account by wire, a completed account application is required before your wire can be accepted. You may mail or deliver by overnight mail your account application to the transfer agent. Upon receipt of your completed application, the transfer agent will establish an account for you. Your bank must include the name of the Fund, your account number, and your name so that monies can be correctly applied. Your bank should transmit funds by wire to:

U.S. Bank, N.A.

777 East Wisconsin Avenue

Milwaukee, WI 53202

ABA #075000022

Credit:

U.S. Bancorp Fund Services, LLC

Account #112-952-137

Further Credit:

(name of Fund to be purchased)

(account registration)

(account number)

Before sending any wire, please advise the transfer agent of your intent to wire funds. Wired funds must be received prior to 4:00 p.m. Eastern time to be eligible for same day pricing. Federal fund purchases will be accepted only on a day on which the Fund and the custodian are open for business. The Fund and U.S. Bank, N.A. are not responsible for the consequences of delays resulting from the banking or Federal Reserve wire system, or from incomplete wiring instructions.

By exchange

You may exchange Class I shares of the Fund for Class I shares of another Fund in the CALAMOS FAMILY OF FUNDS with no sales charge. In addition, you may exchange Fidelity Treasury Shares and, until June 30, 2016, Fidelity Prime Shares for Class I shares of the Fund, provided you meet the eligibility requirements for Class I shares. See “Money market fund” above.

Holders of Class A shares issued by the Fund may exchange their Class A shares for Class I shares provided that they: (1) hold their shares through an institution that has a valid Class I sales agreement with CFS authorizing such an exchange; and (2) are eligible to invest in Class I shares in accordance with the criteria set forth in this prospectus. Any such exchange is subject to the Fund’s discretion to accept or reject the exchange. No sales charges or other charges will apply to any such exchange, including any contingent deferred sales charge that would otherwise apply to the redemption within two years of purchase of Class A shares originally purchased at NAV pursuant to the $1,000,000 purchase order privilege. For federal income tax purposes, a same-Fund exchange will generally not result in the recognition by the investor of a capital gain or loss. However, investors should consult their own tax or legal adviser to discuss their particular circumstances. Class A shareholders should contact their financial institution for information on the availability of Class I shares, and should read and consider this prospectus before any such exchange.

Certain Class C shareholders may be eligible to exchange their shares for Class I shares in the Fund, provided that they: (1) hold their shares through an institution that has a valid Class I sales agreement with CFS authorizing such an exchange; and (2) are otherwise eligible to invest in Class I shares through their financial institution in accordance with the criteria set forth in the Class I shares prospectus. In addition, shareholders must have held the Class C shares being exchanged for a minimum of one year from the date of purchase of those shares. Generally, shareholders will not recognize a gain or loss for federal income tax purposes upon such an exchange. Investors should contact their financial intermediary to learn more about the details of this privilege, and should read and consider the Class I shares prospectus before any such exchange. Each such exchange is subject to the discretion of the Trust to accept or reject the exchange.

The registration of the account to which you are making an exchange must be exactly the same as that of the account from which the exchange is made, and the amount you exchange must meet any applicable minimum investment of the Fund being purchased. You may exchange your shares by writing to us at the CALAMOS FAMILY OF FUNDS, c/o U.S. Bancorp Fund Services, LLC, P.O. Box 701, Milwaukee, WI 53201. If you have authorized telephone exchange on your account application, you may also exchange your shares by calling us at 800.582.6959. An exchange may also be made by instructing your financial advisor, who will communicate your instruction to us. An exchange transaction generally is considered a sale and purchase of shares for federal income tax purposes and may result in capital gain or loss.

18

The exchange privilege is not intended as a vehicle for short-term or excessive trading. Excessive or short-term exchange activity may interfere with portfolio management and have an adverse effect on all shareholders. Accordingly, the Fund may suspend or permanently terminate the exchange privileges of any investor who appears to be engaged in short-term or excessive trading. Although an investor may be precluded from utilizing the exchange privilege, an investor’s ability to redeem shares of the Fund for cash will not be affected.

How can I sell (redeem) shares?

If you participate in a tax-exempt retirement plan, you may redeem Class I shares by contacting your plan’s administrator, whose contact information is available through your employer’s human resources department. If you are an institutional client, you may redeem Class I shares either directly or through an authorized dealer.

Once your instruction to sell shares of the Fund has been received, you may not cancel or revoke your request. It is, therefore, very important that you call us if you have any questions about the requirements for selling shares before submitting your request.

Through your broker-dealer (certain charges may apply)

Shares held for you in your broker-dealer’s name must be sold through the broker-dealer.

By writing to the Fund’s transfer agent

When your shares are held for you by the Fund’s transfer agent, you may sell your shares by sending a written request to: U.S. Bancorp Fund Services, LLC, P.O. Box 701, Milwaukee, WI 53201. Your redemption request must:

1.	specify the Fund, your account number and the number of shares or dollar amount to be redeemed, if less than all shares are to be redeemed;

2.	be signed by all owners exactly as their names appear on the account; and

3.	for each signature on the redemption request, include a Medallion Signature Guarantee, if necessary.

Certain types of accounts, such as a trust, corporate, nonprofit or retirement account, may require additional documentation for their redemption requests to be deemed to be in good order. In the case of shares held by a corporation, the redemption request must be signed in the name of the corporation by an officer whose title must be stated, and a certified bylaw provision or resolution of the board of directors authorizing the officer to so act may be required. In the case of a trust or partnership, the signature must include the name of the registered shareholder and the title of the person(s) signing on its behalf.

Under certain circumstances, before shares can be redeemed, additional documents may be required in order to verify the authority of the person seeking to redeem. Shareholders who have an IRA account must indicate on their written request whether or not to withhold federal income tax. Redemption requests failing to indicate an election not to have tax withheld will generally be subject to 10% withholding.

Please do not mail letters by overnight delivery service or registered mail to the Post Office Box address. The Fund does not consider the U.S. Postal Service or other independent delivery services to be its agents. Therefore, deposit in the mail or with such services, or receipt at U.S. Bancorp Fund Services, LLC post office box, of redemption requests does not constitute receipt by the transfer agent of the Fund.

By telephone

Unless telephone redemption was declined on your account application, you may redeem your shares by telephone and have proceeds sent by check to your address of record. With the telephone redemption option, you may sell up to $50,000 worth of shares on any day. You may not redeem by telephone shares held in an account for which you have changed the address within the preceding 30 days.

If you want redemption proceeds sent to your bank account by either wire transfer (at a current cost of $15 per transfer), or electronic funds transfer via the ACH Network at no cost, you must have selected these alternate payment types on the application. If you have authorized telephone redemptions on your original account application, but would like to change the predetermined bank to which proceeds are sent, please submit your request in writing with a Medallion Signature Guarantee, or other acceptable form of authentication from a financial institution source, along with a voided check for the new bank account. Only member banks may transmit funds via the ACH network.

19

If you declined telephone redemptions on your original account application, you may request the telephone redemption privilege at a later date by submitting a request in writing, which may require a signature guarantee or other acceptable form of authentication from a financial institution source. Please send your request along with a voided check to have proceeds deposited directly into your bank account to U.S. Bancorp Fund Services, LLC, P.O. Box 701, Milwaukee, WI 53201.

To redeem shares from your account by telephone, call 800.582.6959. IRA investors will be asked whether or not to withhold federal income taxes from any distribution. To reduce the risk of fraudulent instruction and to ensure that instructions communicated by telephone are genuine, the Fund will send your redemption proceeds only to the address or bank/brokerage account as shown on their records. The Fund also may record a call, request more information and send written confirmation of telephone transactions. The Fund and its transfer agent will be liable for losses from unauthorized telephone instructions only if the Fund does not follow reasonable procedures designed to verify the identity of the caller. Please verify the accuracy of each telephone transaction as soon as you receive your confirmation statement. If an account has more than one owner or authorized person, the Fund will accept telephone instructions from any one owner or authorized person.

During periods of volatile economic and market conditions, you may have difficulty making a redemption request by telephone, in which case you should make your redemption request in writing.

By wire

Broker-dealers or other sales agents may communicate redemption orders by wire to the Fund’s transfer agent. There is no limit on redemption proceeds sent by wire when using a pre-authorized “telephone redemption by wire” account option, however, you may need to satisfy additional requirements (such as providing a Medallion Signature Guarantee) for wire redemption requests in excess of $50,000, or for redemption requests that are submitted in writing.

By exchange

You may redeem all or any portion of your shares of the Fund and use the proceeds to purchase shares of any of the other Funds in the CALAMOS FAMILY OF FUNDS or Fidelity Treasury Shares if your signed, properly completed application is on file. An exchange transaction generally is considered a sale and purchase of shares for federal income tax purposes and may result in capital gain or loss. See “How can I buy shares? — By exchange” for more information about the exchange privilege.

Medallion Signature Guarantee (“Medallion Signature Guarantee”) Program

A Medallion Signature Guarantee is a guarantee that your signature is authentic. A Medallion Signature Guarantee is required for a variety of transactions including requests for changes to your account or to the instructions for distribution of proceeds. We reserve the right to require a Medallion Signature Guarantee on any transaction at our discretion. A Medallion Signature Guarantee is designed to protect shareholders and the Fund from fraud by verifying signatures. The Medallion Signature Guarantee must be obtained from a financial institution that is a participant in the Medallion Signature Guarantee program. You can obtain a signature guarantee from most domestic banks, brokers, dealers including CFS, credit unions, national securities exchanges, registered securities associations, clearing agencies and savings associations, as well as from participants in the NYSE Medallion Signature Program and the Securities Transfer Agents Medallion Program (“STAMP”). When obtaining a Medallion Signature Guarantee please discuss with the guarantor the dollar amount of your proposed transaction. It is important that the level of coverage provided by the guarantor’s stamp covers the dollar amount of the transaction or it may be rejected. An assertion or attestation by a notary public is not a Medallion Signature Guarantee and will not be accepted in place of a Medallion Signature Guarantee.

Non-financial transactions including establishing or modifying certain services on an account may require a Medallion Signature Guarantee, signature verification from a Signature Validation Program member or other acceptable form of authentication from a financial institution source. The Fund reserves the right to waive any signature requirement at their discretion.

A Medallion Signature Guarantee is required to redeem shares in the following situations:

•	If ownership is being changed on your account;

•	When redemption proceeds are payable or sent to any person, address or bank account not on record;

•	Written requests to wire redemption proceeds (if not previously authorized on the account);

•	If a change of address was received by the Fund’s transfer agent within the last 30 calendar days; or

•	For all redemptions in excess of $50,000 from any shareholder account.

20

Redemption-in-kind

The Fund reserves the right to pay all or part of a redemption request through an in-kind payment (in the form of securities or other assets instead of cash) if the Adviser reasonably believes that a cash redemption would negatively affect the Fund’s operation or performance or that the redeeming shareholder may be engaged in market timing, frequent trading or other activity disruptive to portfolio management. Shares normally will be redeemed for cash, although the Fund retains the right to redeem some or all of its shares in-kind under unusual circumstances, in order to protect the interests of remaining shareholders, or to accommodate a request by a particular shareholder that does not adversely affect the interest of the remaining shareholders, by delivery of securities selected from its assets at its discretion. However, the Fund is required to redeem shares solely for cash up to the lesser of $250,000 or 1% of the net assets of the Fund during any 90-day period for any one shareholder. Should redemptions by any shareholder exceed such limitation, the Fund will have the option of redeeming the excess in cash or in-kind. In-kind payment means payment will be made in liquid portfolio securities rather than cash. If that occurs, the redeeming shareholder might incur brokerage and/or other transaction costs to convert the securities to cash.

Processing time

The Fund will send your redemption proceeds to you by check to the address of record or by wire to a predetermined bank or brokerage account. Redemption proceeds paid by wire will normally be sent on the next business day after receipt of the redemption request. The cost of the wire (currently $15) will be deducted from the redemption proceeds if you are redeeming all of your shares or only a specific number of shares. If you are redeeming a specific dollar amount, the wire fee will be deducted from the remaining balance in the account. You may also have proceeds sent directly to a predetermined bank or brokerage account via electronic funds transfer through the ACH Network if your bank or brokerage firm is an ACH member. There is no charge for an electronic funds transfer through the ACH Network and your proceeds will be credited to your account within two to three business days.

Proceeds from the sale of Fund shares will not be sent to you until the check or ACH purchase used to purchase the shares has cleared, which can take up to 15 calendar days after purchase. You may avoid this delay by buying shares with a wire transfer. The Fund may suspend the right of redemption under certain extraordinary circumstances in accordance with the rules of the Securities and Exchange Commission (“SEC”).

Emergency Circumstances

The Fund may postpone the payment of redemption proceeds for up to seven calendar days from the date of redemption. In addition, the Fund can suspend and/or postpone payments of redemption proceeds beyond seven calendar days for:

(1)	any period during which the NYSE is closed for other than customary weekend and holiday closings or during which trading on the NYSE is restricted;

(2)	any period during which an emergency exists, as a result of which disposal of the securities owned is not reasonably practical or it is not reasonably practical for the Fund to fairly determine the value of its net assets; or

(3)	such other periods as the SEC may by order permit for the protection of security holders of the company.

Small accounts

Due to the relatively high cost of handling small accounts, the Fund may give you 30 days written notice that it intends to redeem your shares, at the NAV of those shares, if your account has a value of less than $500. This would not apply if your account value declined to less than $500 as a result of market fluctuations.

Transaction information

Share price

The Fund’s share price, or NAV, is determined as of the close of regular session trading on the NYSE (normally 4:00 p.m. Eastern Time) each day that the NYSE is open, in accordance with Rule 22c-1 of the 1940 Act. The NYSE is regularly closed on New Year’s Day, the third Mondays in January and February, Good Friday, the last Monday in May, Independence Day, Labor Day, Thanksgiving and Christmas.

The NAV per share for each class of Fund shares is calculated by dividing the pro rata share of the value of all of the securities and other assets of the Fund allocable to that class of Fund shares, less the liabilities allocable to that class, by

21

the number of shares outstanding. When shares are purchased or sold, the order is processed at the next NAV that is calculated on a day when the NYSE is open for trading, after receiving a purchase or sale order. Because the Fund may invest in securities that are primarily listed on foreign exchanges and trade on days when the Fund does not price its shares, the Fund’s NAV may change on days when shareholders will not be able to purchase or redeem the Fund’s shares. If shares are purchased or sold through an intermediary, it is the responsibility of that intermediary to transmit those orders to the Fund’s transfer agent so such orders will be received in a timely manner.

A purchase or sale order typically is accepted when the Fund’s transfer agent or an intermediary has received a completed application or appropriate instruction along with the intended investment, if applicable, and any other required documentation.

Valuation Procedures

The valuation of the Fund’s portfolio securities is in accordance with policies and procedures adopted by and under the ultimate supervision of the Board.

Portfolio securities that are traded on U.S. securities exchanges, except option securities, are valued at the last current reported sales price at the time the Fund determines its NAV. Securities traded in the over-the-counter market and quoted on The NASDAQ Stock Market are valued at the NASDAQ Official Closing Price, as determined by NASDAQ, or lacking a NASDAQ Official Closing Price, the last current reported sale price on NASDAQ at the time the Fund determines its NAV.

When a last sale or closing price is not available, equity securities, other than option securities, that are traded on a U.S. securities exchange and other equity securities traded in the over-the-counter market are valued at the mean between the most recent bid and asked quotations in accordance with guidelines adopted by the Board. Each option security traded on a U.S. securities exchange is valued at the mid-point of the consolidated bid/ask quote for the option security, also in accordance with guidelines adopted by the Board. Each over-the-counter option that is not traded through the Options Clearing Corporation is valued based on a quotation provided by the counterparty to such option under the ultimate supervision of the Board. Fixed-income securities are generally traded in the over-the-counter market and are valued by independent pricing services or by dealers who make markets in such securities. Valuations of fixed income securities consider yield or price of bonds of comparable quality, coupon rate, maturity, type of issue, trading characteristics and other market data and do not rely exclusively upon exchange or over-the-counter prices.

Trading on European and Far Eastern exchanges and over-the-counter markets is typically completed at various times before the close of business on each day on which the NYSE is open. Each security trading on these exchanges or over-the-counter markets may be valued utilizing a systematic fair valuation model provided by an independent pricing service approved by the Board. The valuation of each security that meets certain criteria in relation to the valuation model is systematically adjusted to reflect the impact of movement in the U.S. market after the foreign markets close. Securities that do not meet the criteria, or that are principally traded in other foreign markets, are valued as of the last reported sale price at the time the Fund determines its NAV, or when reliable market prices or quotations are not readily available, at the mean between the most recent bid and asked quotations as of the close of the appropriate exchange or other designated time. Trading of foreign securities may not take place on every NYSE business day. In addition, trading may take place in various foreign markets on Saturdays or on other days when the NYSE is not open and on which the Fund’s NAV is not calculated.

If the pricing committee determines that the valuation of a security in accordance with the methods described above is not reflective of a fair value for such security, the security is valued at a fair value by the pricing committee, under the ultimate supervision of the Board, following the guidelines and/or procedures adopted by the Board.

The Fund also may use fair value pricing, pursuant to guidelines adopted by the Board and under the ultimate supervision of the Board, if trading in the security is halted or if the value of a security it holds is materially affected by events occurring before the Fund’s pricing time but after the close of the primary market or exchange on which the security is listed. Those procedures may utilize valuations furnished by pricing services approved by the Board, which may be based on market transactions for comparable securities and various relationships between securities that are generally recognized by institutional traders, a computerized matrix system, or appraisals derived from information concerning the securities or similar securities received from recognized dealers in those securities.

The Fund’s determination of a security’s fair value price often involves the consideration of a number of subjective factors, and is therefore subject to the unavoidable risk that the value that the Fund assigns to a security may be higher or lower than the security’s value would be if a reliable market quotation for the security was readily available.

22

Intermediaries

The Fund may authorize intermediaries to accept purchase, exchange and redemption orders on the Fund’s behalf. An order properly received by an intermediary will be deemed to have been received by the Fund as of the time of receipt by the intermediary. If you buy, exchange or redeem shares through an intermediary, you will pay or receive the Fund’s NAV per share next calculated after receipt and acceptance of the order by the intermediary, after giving effect to any transaction charge imposed by the intermediary. The Fund’s NAV is determined as of the close of regular session trading on the NYSE (normally 4:00 p.m., Eastern time) each day that the NYSE is open for trading. If you buy and sell Fund shares through an intermediary, that intermediary may charge a fee for that service. Any such charges could constitute a substantial portion of a smaller account and may not be in your best interest. The Fund cannot always identify individual accounts or transactions for an account that is facilitated by an intermediary. Due to differing operational and systems capabilities, an intermediary may calculate sales charges and fees and track transaction activity differently than the Fund. When transacting in Fund shares, be sure you understand how your intermediary calculates sales charges and fees and tracks transaction activity.

Shares of the Fund may be purchased through certain intermediaries that are agents of the Fund for the limited purpose of completing purchases and sales. For services provided by such a company with respect to Fund shares held by that company for its customers, and for shares held in Network Level III accounts, the Fund may pay additional fees for services being provided by the intermediary to the Fund’s shareholders. For shares held in sub-accounts, such as those in qualified retirement plans and often referred to as “sub-transfer agent” or “recordkeeping fees,” the annual fee may either be a percentage of the account’s average annual net assets or a specific dollar amount per account, determined on the basis of how the intermediary charges. The Board has set maximum limits to these payments.

The Fund’s Adviser or Distributor, out of their own resources and without additional cost to the Fund or its shareholders, may provide additional cash compensation to intermediaries selling shares of the Fund, including third-party administrators of qualified plans whose customers have purchased Fund shares. These payments are generally a percentage of the account’s average annual net assets.

The Fund’s Adviser or the Distributor may provide additional non-cash compensation to third parties selling the Fund, including affiliated companies, in accordance with relevant FINRA guidelines governing non-cash compensation. The Distributor may also pay concessions in addition to those described above to broker-dealers so that the Fund is made available by those broker- dealers for their customers.

Payments to a qualifying intermediary in any year generally will not exceed the sum of (a) 0.25% of the prior year’s purchases of Fund shares through the intermediary and (b) 0.12% of the annual average daily value of Fund shares held through the intermediary. In the case of Fund shares held by a retirement plan investing through a platform sponsored by an intermediary, payments to the intermediary generally will not exceed 0.20% of the annual average daily value of those shares. CFS or its affiliates consider a number of factors in determining whether they will make requested payments, including the qualifying Intermediary’s sales, assets and redemption rates, and the nature of the intermediary’s services.

Payments to intermediaries may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your intermediary’s website for more information.

Anti-money laundering compliance

The Fund is required to comply with various federal anti-money laundering laws and regulations. Consequently, the Fund will request the following information from all investors: full name, date of birth, Social Security number and permanent street address. Corporate, trust, and other entity accounts must provide additional documentation. The Fund will use this information to verify your identity. The Fund will return your application and the monies received to establish your account if any of this information is missing. After your account is established, the Fund may request additional information from you to assist in verifying your identity. If the Fund is unable to verify your identity, it reserves the right to redeem your account at the current day’s NAV. If at any time the Fund believes you may be involved in suspicious activity or if your identifying information matches information on government lists of suspicious persons, the Fund may choose not to establish a new account or may be required to “freeze” your account. The Fund also may be required to provide a governmental agency with information about your attempt to establish a new account or about transactions that have occurred in your account. The Fund also may be required to transfer monies received to establish a new account, transfer an existing account or transfer the proceeds of an existing account to a governmental agency. In some circumstances, the law may not permit the Fund to inform you that it has taken the actions described above.

23

Transaction restrictions

The Fund reserves the right to reject any order for the purchase of shares in whole or in part for any reason, and to suspend the sale of shares to the public in response to conditions in the securities markets or otherwise. The Fund generally expects to inform any investor within 24 hours if a purchase order has been rejected.

The Fund may, in its discretion, suspend, and may permanently terminate, the purchase privileges or the purchase portion of exchange privileges of any investor who engages in trading activity that the Fund believes would be disruptive to the Fund. In making this judgment, the Fund may consider trading done in multiple accounts under common ownership or control. Such restriction typically is placed in the account immediately after such disruptive trading is determined to be occurring. In analyzing whether trading is disruptive, the Fund will consider the purpose of the trades, the effects on the Fund’s portfolio and shareholders, and the impact of any costs or administrative charges it may incur (net of any reimbursement by the shareholder). For certain redemption and reinvestment transactions in which the investment adviser or its affiliates may engage, see page 35 of the SAI. Although the Fund will attempt to give prior notice of a suspension or termination of such privileges when it is reasonably able to do so, the suspension or termination may be effective immediately, thereby preventing any uncompleted exchange.

In addition, the Fund receives purchase and sale orders through intermediaries and cannot always identify or reasonably detect short-term or excessive trading that may be facilitated by those intermediaries or by the use of omnibus accounts by those intermediaries. Omnibus accounts are comprised of multiple investors whose purchases and redemptions are aggregated and netted before being submitted to the Fund, making it more difficult to locate and eliminate short-term or excessive trading. To the degree the Fund is able to identify excessive or short-term trading in accounts maintained by intermediaries, the Fund will seek the cooperation of the intermediary to enforce the Fund’s excessive trading policy. However, there can be no assurance that an intermediary will cooperate in all instances. Certain intermediaries may not presently possess the same operational capabilities to track the number of purchase, redemption or exchange orders made by an individual investor as the Fund, or they may lack such capabilities entirely. Certain intermediaries may possess other capabilities to deter short-term or excessive trading upon which the Fund may rely. In general, the Fund cannot eliminate the possibility that short-term or excessive trading activity will occur in the Fund.

Excessive trading policies and procedures

The Fund is intended for long-term investment purposes only, and is not intended for short-term or excessive trading. Excessive trading may present risks to the Fund’s long-term shareholders. Excessive trading into and out of the Fund can be disruptive to the portfolio, including with respect to the implementation of investment strategies, and may increase expenses, thus harming portfolio performance. Excessive trading also may create taxable gains to remaining Fund shareholders and may increase Fund expenses, which may negatively impact investment returns for remaining shareholders.

Since the Fund may invest in foreign securities it may be at a greater risk for excessive trading. Some investors may seek to profit from the fact that foreign markets or exchanges normally close earlier in the day than do U.S. markets or exchanges. These investors may seek to engage in a practice known as pricing arbitrage to take advantage of information that becomes available after the close of the foreign markets or exchanges but before the Fund prices its shares, which may affect the prices of the foreign securities held by the Fund. Alternatively, some investors may attempt to benefit from stale pricing — when trading in a security held by the Fund is halted and does not resume prior to the time the Fund calculates its NAV. To the extent that the Fund does not accurately value securities, short-term arbitrage traders may dilute the Fund’s NAV, which may negatively impact long-term shareholders. Although the Fund has adopted policies and procedures intended to reduce its exposure to price arbitrage, stale pricing and other potential pricing inefficiencies, the Fund cannot entirely eliminate the potential for short-term arbitrage trades to dilute the value of Fund shares.

The Fund’s policy is against frequent purchases and redemptions of the Fund’s shares that are disruptive to the Fund’s portfolio. The Fund attempts to detect and deter excessive trading through the following methods:

•	imposing restrictions on trading or exchange privileges of investors the Fund believes are engaging in short-term or excessive trading, as described under “Transaction restrictions;”

•	utilizing fair valuation of securities, as described under “Valuation procedures;” and

•	monitoring trades.

24

Although the Fund will take steps to detect and deter abusive trading pursuant to the policies and procedures approved by the Board, there are no assurances that these policies and procedures will be effective in limiting excessive trading in all circumstances. For example, the Fund may be unable to completely eliminate the possibility of excessive trading in certain omnibus accounts and other accounts traded through intermediaries as discussed in the “Transaction restrictions” section.

The Fund’s policies and procedures regarding excessive trading may be modified by the Board at any time.

Distributions and taxes

Dividends and capital gains distributions

You may receive two kinds of distributions from the Fund: dividends and capital gains distributions. Unless you requested on the account application or in writing that distributions be made in cash, all dividends and capital gains distributions are paid by crediting you with additional Fund shares of the same class you already own. In addition, under the same shareholder account registration and within the same share class, dividends and distributions from the Fund may be reinvested into another Fund, with this receiving Fund account being subject to the minimum initial investment requirements. These shares are valued at the next NAV per share that is computed after the dividend or distribution date. There is no sales charge applied.

If a dividend check is returned undeliverable, or if a check remains outstanding for six months, the Fund reserves the right to reinvest those dividends in additional shares of the Fund at the current NAV and to designate the account as a dividend reinvestment account. The Fund declares and pays dividends from net investment income annually. Distributions of capital gains, if any, are paid to shareholders by the Fund at least annually.

Taxes

You may realize a capital gain or capital loss when you redeem or exchange shares, provided you hold Fund shares as a capital asset. The gain or loss will be a long-term or short-term capital gain or loss, depending on how long you owned the Fund shares. You may be subject to state and local taxes on the redemption or exchange of Fund shares, depending on the laws of your home state and locality.

You may be taxed on dividends from net investment income and capital gain distributions at different rates depending on your tax situation. Dividends paid by the Fund from net investment income generally are taxable to you as ordinary income, unless paid from “qualified dividend income,” as described below. Federal taxes on distributions of capital gains by the Fund are determined by how long the Fund owned the investments that generated the gains, rather than by how long you have owned your shares. Distributions of gains from investments that the Fund owned for more than one year and that are properly reported by the Fund as capital gains dividends will generally be taxable to you as long-term capital gains. Distributions of gains from investments that the Fund owned for one year or less will generally be taxable to you as ordinary income. Annually, the Fund will advise you of the source of your distributions for tax purposes. Distributions to you are taxable even if they are paid from income or gains earned by the Fund before you invested in the Fund (and thus were included in the price paid for the Fund shares). Distributions are subject to federal income tax, whether received in cash or reinvested in additional Fund shares or shares of another fund, and may be subject to state or local taxes.

Distributions by the Fund to retirement plans that qualify for tax-advantaged treatment under federal income tax laws will not be taxable. Special tax rules apply to investments through such plans. You should consult your tax advisor to determine the suitability of the Fund as an investment through such a plan and the tax treatment of distributions (including distributions of amounts attributable to an investment in the Fund) from such a plan.

A portion of the dividends from net investment income paid by the Fund may be eligible for the reduced rate applicable to “qualified dividend income,” provided that the recipient of the dividend is an individual and that certain holding period and other requirements are met at both the shareholder and Fund level. No assurance can be given as to what portion of the dividends paid by the Fund will consist of “qualified dividend income.”

The dividends and distributions paid by the Fund generally are subject to taxation to you as of the date of payment, except for those distributions declared and payable to shareholders of record on a date in October, November or December and paid in January of the next year. Such a distribution will be treated as though it were received on December 31 of the year in which it is declared.

Income and proceeds received by the Fund from sources within foreign countries may be subject to withholding and other taxes imposed by such countries. The Fund’s return on investments subject to such taxes will be decreased. Tax treaties between certain countries and the U.S. may reduce or eliminate such taxes. If more than 50% of the Fund’s assets at

25

taxable year end consists of the securities of foreign corporations, the Fund may elect to permit shareholders to claim a credit or deduction on their income tax returns for their pro rata portions of qualified taxes paid by the Fund. In addition, the Fund’s investments in foreign securities or foreign currencies may increase or accelerate the Fund’s recognition of ordinary income and may affect the timing or amount of the Fund’s distributions.

The Fund’s short sales and investments in derivatives and ETFs could affect the amount, timing or character of distributions payable to, and thus, taxes payable by its shareholders.

The Fund may be required to withhold federal income tax (“backup withholding”) from payments to you if:

•	you fail to furnish your properly certified Social Security or other tax identification number;

•	you fail to certify that your tax identification number is correct or that you are not subject to backup withholding due to the underreporting of certain income; or

•	the Internal Revenue Service (“IRS”) informs the Fund that your tax identification number is incorrect.

These certifications are contained in the application that you complete and return when you open an account. The Fund must promptly pay to the IRS all amounts withheld. Therefore, it is usually not possible for the Fund to reimburse you for amounts withheld. Backup withholding is not an additional tax. You may claim the amount withheld as a credit on your federal income tax return, provided you furnish the appropriate information to the IRS.

The above is only a summary of certain federal tax consequences of investing in the Fund. You should consult your tax adviser for more information about your own tax situation, including possible foreign, state, and local taxes.

Other information

Shareholder accounts

Each shareholder of the Fund receives quarterly account statements showing transactions in Fund shares, with a balance denominated in Fund shares. A confirmation will be sent to the shareholder upon purchase, redemption, or change of shareholder address (sent to both the former and the new address).

Retirement plans

You may use the Fund as investments for your IRA, profit sharing plan, pension plan, Section 401(k) plan, Section 403(b)(7) plan in the case of employees of public school systems and certain non-profit organizations, and certain other qualified plans. A master IRA plan and information regarding plan administration, fees, and other details are available from us or your plan administrator.

Prospectuses and shareholder reports

The Fund reduces the number of duplicate prospectuses and annual and semiannual reports you receive by sending only one copy of each to those addresses shared by two or more accounts. Call us at 800.582.6959 or write to us at the CALAMOS FAMILY OF FUNDS, c/o U.S. Bancorp Fund Services, LLC, P.O. Box 701, Milwaukee, WI 53201 if you want to receive individual copies of these documents. The Fund will begin sending you individual copies within 30 days of your request.

Abandoned Property

Your mutual fund account may be transferred to your State of residence if no activity occurs within your account during the “inactivity period” specified in your State’s abandoned property laws.

Financial Highlights

When this prospectus was prepared, the Fund had not yet commenced operations and had no financial highlights to report.

26

If you would like more information about the Fund, the following resources are available upon request, free of charge.

Additional information about the Fund’s investments will be available in the Fund’s semiannual and annual reports to shareholders. The semiannual report will contain a discussion of the market conditions and investment strategies that significantly affected the Fund’s performance for the six months ended April 30. The annual report will contain a similar discussion for the one-year period ended October 31.

The Statement of Additional Information (“SAI”) provides more detailed information about the Fund and, except for the information in the section entitled “Financial Statements,” is incorporated into this prospectus by reference.

Copies of the reports and the SAI are available, without charge, upon request, by calling 800.582.6959 or by visiting the Fund’s website at www.calamos.com. You can request other information and discuss your questions about the Fund by contacting Calamos Financial Services LLC at:

Calamos Financial Services LLC

2020 Calamos Court

Naperville, Illinois 60563

Telephone: 800.582.6959

You can review the Fund’s reports and SAI at the Public Reference Room of the Securities and Exchange Commission. You can get text-only copies for free from the EDGAR database on the Commission’s Internet website at http://www.sec.gov, or for a duplicating fee by calling or writing to:

Public Reference Section of the Commission

Washington, D.C. 20549-1520

Telephone: 202.551.8090

E-mail: publicinfo@sec.gov

FOR 24 HOUR AUTOMATED

SHAREHOLDER ASSISTANCE

800.823.7386

TO OBTAIN INFORMATION

ABOUT YOUR INVESTMENTS

800.582.6959

VISIT OUR WEB-SITE

www.calamos.com

INVESTMENT ADVISER

Calamos Advisors LLC

2020 Calamos Court

Naperville, IL 60563

TRANSFER AGENT

US Bancorp Fund Services, LLC

615 E. Michigan St. 3rd floor

Milwaukee, WI 53202

INDEPENDENT REGISTERED PUBLIC

ACCOUNTING FIRM

Deloitte & Touche LLP

Chicago, IL

LEGAL COUNSEL

Ropes & Gray LLP

Chicago, IL

2020 Calamos Court

Naperville, IL 60563-2787

800.582.6959

www.calamos.com

© 2016 Calamos Investments LLC. All Rights Reserved.

Calamos® and Calamos Investments® are registered

trademarks of Calamos Investments LLC.

PLSISTATPRO 03/16

811-05443

STATEMENT OF ADDITIONAL INFORMATION	March 31, 2016

CALAMOS (R) FAMILY OF FUNDS

Fund	Class A	Class C	Class I
Calamos Phineus Long/Short Fund	CPLSX	CPCLX	CPLIX

2020 Calamos Court

Naperville, Illinois 60563

800.582.6959

This Statement of Additional Information relates to Calamos Phineus Long/Short Fund (the “Fund”), a series of Calamos Investment Trust (the “Trust”). It is not a prospectus, but provides information that should be read in conjunction with the Fund’s prospectus, dated March 31, 2016 and any supplements thereto, which are incorporated herein by reference. The prospectus and the annual and semi-annual reports of the Fund, when available, may be obtained without charge by writing or telephoning the Fund at the address or telephone numbers set forth above.

PLSSAI 03/16

THE TRUST AND THE FUND

The Trust was organized as a Massachusetts business trust on December 21, 1987. The Fund is a non-diversified, open-end management investment company. Prior to June 23, 1997, the name of the Trust was CFS Investment Trust.

INVESTMENT OBJECTIVE

The Fund seeks strong, risk-adjusted and absolute returns in the context of prevailing market conditions across the global equity universe.

INVESTMENT PRACTICES

The prospectus contains information concerning the Fund’s investment objectives and principal investment strategies and risks. This Statement of Additional Information provides additional information concerning certain securities and strategies used by the Fund and their associated risks.

The Fund has not yet commenced operations as of the date of this SAI.

In pursuing its investment objectives, the Fund will invest as described below and in the Fund’s prospectus. The table below indicates whether the Fund invests in the securities and instruments listed as part of its principal (P) or non-principal (N) investment strategies.

INVESTMENTS AND INVESTMENT- RELATED PRACTICES	CALAMOS PHINEUS LONG/ SHORT FUND
Equity Securities	P
Convertible Securities	N
Synthetic Convertible Instruments	N
Debt Securities (including High Yield Fixed-Income Securities)	N
U.S. Government Obligations	N
Stripped Securities	N
Mortgage-related and Other Asset-backed Securities	N
Loan Participations and Assignments	N
Inflation-indexed Bonds	N
Municipal Bonds	N
Rule 144A Securities	N
Foreign Securities	P
Currency Exchange Transactions	P
Synthetic Foreign Money Market Positions	N
Swaps, Caps, Floors and Collars	N
Structured Products	N
Lending of Portfolio Securities	N
Repurchase Agreements	N
Options on Securities, Indexes and Currencies*	P
Futures Contracts and Options on Futures Contracts	P
Warrants*	N
Portfolio Turnover	P
Short Sales	P
“When-Issued” Securities	N
Delayed Delivery Securities	N
Reverse Repurchase Agreements and Other Borrowings	N
Illiquid Securities	N
Temporary Investments	N

*	Not including those acquired in connection with investments in synthetic convertible instruments.

EQUITY SECURITIES

Equity securities include common and preferred stocks, warrants, rights, and depository receipts. An investment in the equity securities of a company represents a proportionate ownership interest in that company. Therefore, the Fund participates in the financial success or failure of any company in which it has an equity interest.

Equity investments are subject to greater fluctuations in market value than other asset classes as a result of such factors as the issuer’s business performance, investor perceptions, stock market trends and general economic conditions. Equity securities are subordinated to bonds and other debt instruments in a company’s capital structure in terms of priority to corporate income and liquidation payments. See the prospectus for additional information regarding equity investments and their risks.

CONVERTIBLE SECURITIES

Convertible securities include any corporate debt security or preferred stock that may be converted into underlying shares of common stock. The common stock underlying convertible securities may be issued by a different entity than the issuer of the convertible securities. Convertible securities entitle the holder to receive interest payments paid on corporate debt securities or the dividend preference on a preferred stock until such time as the convertible security matures or is redeemed or until the holder elects to exercise the conversion privilege. As a result of the conversion feature, however, the interest rate or dividend preference on a convertible security is generally less than would be the case if the security were a non-convertible obligation.

The value of convertible securities is influenced by both the yield of non-convertible securities of comparable issuers and by the value of the underlying common stock. A convertible security’s value viewed without regard to its conversion feature (i.e., strictly on the basis of its yield) is sometimes referred to as its “investment value.” A convertible security’s investment value typically will fluctuate inversely with changes in prevailing interest rates. However, at the same time, the convertible security will be influenced by its “conversion value,” which is the market value of the underlying common stock that would be obtained if the convertible security were converted. Conversion value fluctuates directly with the price of the underlying common stock.

If, because of a low price of the common stock, a convertible security’s conversion value is substantially below its investment value, the convertible security’s price is governed principally by its investment value. If a convertible security’s conversion value increases to a point that approximates or exceeds its investment value, the convertible security’s value will be principally influenced by its conversion value. A convertible security will sell at a premium over its conversion value to the extent investors place value on the right to acquire the underlying common stock while holding a fixed-income security. Holders of convertible securities have a claim on the issuer’s assets prior to the common stockholders, but may be subordinated to holders of similar non-convertible securities of the same issuer.

SYNTHETIC CONVERTIBLE INSTRUMENTS

The Fund may establish a “synthetic” convertible instrument by combining fixed-income securities (which may be either convertible or non-convertible) with the right to acquire equity securities. In establishing a synthetic instrument, the Fund may pool a basket of fixed-income securities and a basket of warrants or options that produce the economic characteristics similar to a convertible security. Within each basket of fixed-income securities and warrants or options, different companies may issue the fixed-income and convertible components, which may be purchased separately and at different times.

More flexibility is possible in the assembly of a synthetic convertible instrument than in the purchase of a convertible security. Although synthetic convertible instruments may be selected where the two components are issued by a single issuer, the character of a synthetic convertible instrument allows the combination of components representing distinct issuers, when management believes that such a combination would better promote the Fund’s investment objectives. A synthetic convertible instrument also is a more flexible investment in that its two components may be purchased separately. For example, the Fund may purchase a warrant for inclusion in a synthetic convertible instrument but temporarily hold short-term investments while postponing the purchase of a corresponding bond pending development of more favorable market conditions.

A holder of a synthetic convertible instrument faces the risk of a decline in the price of the security or the level of the index involved in the convertible component, causing a decline in the value of the call option or warrant purchased to create the synthetic convertible instrument. Should the price of the stock fall below the exercise price and remain there throughout the exercise period, the entire amount paid for the call option or warrant would be lost. Because a synthetic convertible instrument includes the fixed-income component as well, the holder of a synthetic convertible instrument also faces the risk that interest rates will rise, causing a decline in the value of the fixed-income instrument.

The Fund may also purchase synthetic convertible instruments manufactured by other parties, including convertible structured notes. Convertible structured notes are fixed-income debentures linked to equity, and are typically issued by investment banks. Convertible structured notes have the attributes of a convertible security; however, the investment bank that issued the convertible note assumes the credit risk associated with the investment, rather than the issuer of the underlying common stock into which the note is convertible.

DEBT SECURITIES (INCLUDING HIGH YIELD FIXED-INCOME SECURITIES)

In pursuing its investment objectives, the Fund may invest in convertible and non-convertible debt securities, including high yield fixed-income securities (i.e., securities rated BB or lower by Standard & Poor’s Corporation, a division of The McGraw-Hill Companies (“S&P”), or Ba or lower by Moody’s Investor Services, Inc. (“Moody’s”)) and securities that are not rated but are considered by Calamos Advisors LLC (“Calamos Advisors”), the Fund’s investment adviser, to be of similar quality. There are no restrictions as to the ratings of debt securities that may be acquired by the Fund or the portion of the Fund’s assets that may be invested in debt securities in a particular rating category, except that the Fund may not acquire a security rated below C.

Securities rated BBB or Baa are considered to be medium grade and to have speculative characteristics. High yield fixed-income securities are predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal. Investment in medium- or lower-quality debt securities involves greater investment risk, including the possibility of issuer default or bankruptcy. An economic downturn could severely disrupt the market for such securities and adversely affect the value of such securities. In addition, lower-quality bonds are less sensitive to interest rate changes than higher-quality instruments and generally are more sensitive to adverse economic changes or individual corporate developments. During a period of adverse economic changes, including a period of rising interest rates, issuers of such bonds may experience difficulty in servicing their principal and interest payment obligations.

Achievement by the Fund of its investment objectives will be more dependent on Calamos Advisors’ credit analysis than would be the case if the Fund were investing in higher-quality debt securities. Because the ratings of rating services (which evaluate the safety of principal and interest payments, not market risks) are used only as preliminary indicators of investment quality, Calamos Advisors employs its own credit research and analysis. These analyses may take into consideration such quantitative factors as an issuer’s present and potential liquidity, profitability, internal capability to generate funds, debt/equity ratio and debt servicing capabilities, and such qualitative factors as an assessment of management, industry characteristics, accounting methodology, and foreign business exposure.

Medium- and lower-quality debt securities may be less marketable than higher-quality debt securities because the market for them is less broad. The market for unrated debt securities is even narrower. During periods of thin trading in these markets, the spread between bid and asked prices is likely to increase significantly, and the Fund may have greater difficulty selling its portfolio securities. The market value of these securities and their liquidity may be affected by adverse publicity and investor perceptions.

U.S. GOVERNMENT OBLIGATIONS

U.S. Government Obligations include securities that are issued or guaranteed by the U.S. Treasury or by various U.S. Government agencies and instrumentalities. U.S. Treasury obligations (“U.S. Treasuries”) include Treasury bills, Treasury notes, and Treasury bonds. U.S. Treasuries also include the separate principal and interest components of U.S. Treasuries that are traded under the Separate Trading of Registered Interest and Principal of Securities (“STRIPS”) program. U.S. Treasury obligations are backed by the full faith and credit of the U.S.

Obligations issued or guaranteed by U.S. Government agencies and instrumentalities may be supported by any of the following: (a) the full faith and credit of the U.S., (b) the right of the issuer to borrow an amount limited to a specific line of credit from the U.S. Treasury, (c) the discretionary authority of the U.S. Treasury to lend to such Government agency or instrumentality, or (d) the credit of the agency or instrumentality. Government agencies that issue or guarantee securities backed by the full faith and credit of the U.S. include the Government National Mortgage Association (“GNMA”) and the Small Business Administration. Government agencies and instrumentalities that issue or guarantee securities not backed by the full faith and credit of the U.S. include the Federal Farm Credit Banks, the Federal Home Loan Banks, the Federal Home Loan Mortgage Corporation (“FHLMC”), the Federal National Mortgage Association (“FNMA”), the Federal Land Bank, the Bank for Cooperatives, the Federal Intermediate Credit Bank, the Federal Financing Bank, the Resolution Funding Corporation, the Financing Corporation of America and the Tennessee Valley Authority. In the case of securities not backed by the full faith and credit of the U.S., the investor must look principally to the agency issuing or guaranteeing the obligation for ultimate repayment and may not be able to assert a claim against the U.S. in the event the agency or instrumentality does not meet its commitment.

In September 2008, the U.S. Treasury and the Federal Housing Finance Agency (“FHFA”) announced that FNMA and FHLMC had been placed in conservatorship. Since that time, FNMA and FHLMC have received significant capital support through U.S. Treasury preferred stock purchases, as well as Treasury and Federal Reserve purchases of their mortgage backed securities (“MBS”).

The FHFA and the U.S. Treasury (through its agreement to purchase FNMA and FHLMC preferred stock) have imposed strict limits on the size of their mortgage portfolios. While the mortgage-backed securities purchase programs ended in 2010, the U.S. Treasury continued its support for the entities’ capital as necessary to prevent a negative net worth through at least 2012. From the end of 2007 through the first quarter of 2014, FNMA and FHLMC have received U.S. Treasury support of approximately $187.5 billion through draws under the preferred stock purchase agreements. However, they have repaid approximately $203 billion in senior preferred dividends to the U.S. Treasury over the same period. FNMA and FHLMC ended the second quarter of 2014 with positive net worth and, as a result, neither required a draw from the U.S. Treasury. In April 2014, FHFA projected that FNMA and FHLMC would require no additional draws from the U.S. Treasury through the end of 2015. However, FHFA also conducted a stress test mandated by the Dodd-Frank Act, which suggested that in a “severely adverse scenario” additional U.S. Treasury support of between $84.4 billion and $190 billion (depending on the treatment of deferred tax assets) might be required. Nonetheless, no assurance can be given that the Federal Reserve or the U.S. Treasury will ensure that FNMA and FHLMC remain successful in meeting their obligations with respect to the debt and mortgage-backed securities that they issue.

In addition, the problems faced by FNMA and FHLMC, resulting in their being placed into federal conservatorship and receiving significant U.S. Government support, have sparked serious debate among federal policy makers regarding the continued role of the U.S. Government in providing liquidity for mortgage loans. In December 2011, Congress enacted the Temporary Payroll Tax Cut Continuation Act (“TCCA”) of 2011 which, among other provisions, requires that FNMA and FHLMC increase their single-family guaranty fees by at least 10 basis points and remit this increase to Treasury with respect to all loans acquired by FNMA and FHLMC on or after April 1, 2012 and before January 1, 2022. Serious discussions among policymakers continue, however, as to whether FNMA and FHLMC should be nationalized, privatized, restructured, or eliminated altogether. FNMA reported in the second quarter of 2014 that there was “significant uncertainty regarding the future of our company, including how long the company will continue to exist in its current form, the extent of our role in the market, what form we will have, and what ownership interest, if any, our current common and preferred stockholders will hold in us after the conservatorship is terminated and whether we will continue to exist following conservatorship.” FHLMC faces similar uncertainty about its future role. FNMA and FHLMC also are the subject of several continuing legal actions and investigations over certain accounting, disclosure or corporate governance matters, which (along with any resulting financial restatements) may continue to have an adverse effect on the guaranteeing entities.

The Fund may invest in securities issued or guaranteed by any of the entities listed above or by any other agency established or sponsored by the U.S. Government, provided that the securities are otherwise permissible investments of the Fund. Certain U.S. Government Obligations that have a variable rate of interest readjusted no less frequently than annually will be deemed to have a maturity equal to the period remaining until the next readjustment of the interest rate.

The Fund’s yield will fluctuate due to changes in interest rates, economic conditions, quality ratings and other factors. The prepayment experience of the mortgages underlying mortgage-related securities, such as obligations issued by GNMA, may affect the value of, and return on, an investment in such securities.

STRIPPED SECURITIES

Stripped securities include Treasury receipts, securities of government-sponsored enterprises (“GSEs”), stripped mortgage-backed securities (“SMBS”), and other “stripped” securities that evidence ownership in either the future interest payments or the future principal payments on U.S. Government, mortgage and other obligations. The stripped securities purchased are issued by the U.S. Government (or a U.S. Government agency or instrumentality) or by private issuers such as banks, corporations and other institutions at a discount to their face value. These securities generally are structured to make a lump-sum payment at maturity and do not make periodic payments of principal or interest. Hence, the duration of these securities tends to be longer and they are therefore more sensitive to interest rate fluctuations than similar securities that offer periodic payments over time. The Fund will not purchase stripped securities that are subject to direct prepayment or extension risk, although in the case of SMBS, their underlying securities may be subject to such risks. SMBS are usually structured with two classes that receive different proportions of the interest and principal distributions on a pool of mortgage assets. SMBS that are structured to receive interest only are extremely sensitive to changes in the prevailing interest rates as well as the rate of principal payments (including prepayments) on the related underlying mortgage assets, and are therefore much more volatile than SMBS that receive principal only.

Stripped securities may also include participations in trusts that hold U.S. Treasury securities such as Treasury Investors Growth Receipts (“TIGRs”) and Certificates of Accrual on Treasury Securities (“CATS”) or other obligations where the trust participations evidence ownership in either the future interest payments or the future principal payments on the obligations. These participations are normally issued at a discount to their “face value,” and can exhibit greater price volatility than ordinary debt securities because of the way in which their principal and interest are returned to investors.

MORTGAGE-RELATED AND OTHER ASSET-BACKED SECURITIES

The Fund may invest in mortgage- or other asset-backed securities. Mortgage-related securities include mortgage pass-through securities, collateralized mortgage obligations (“CMOs”), commercial mortgage-backed securities, mortgage dollar rolls, CMO residuals, SMBSs and other securities that directly or indirectly represent a participation in, or are secured by and payable from, mortgage loans on real property.

The value of some mortgage- or asset-backed securities may be particularly sensitive to changes in prevailing interest rates. Early repayment of principal on some mortgage-related securities may expose the Fund to a lower rate of return upon reinvestment of principal. When interest rates rise, the value of a mortgage-related security generally will decline; however, when interest rates are declining, the value of mortgage-related securities with prepayment features may not increase as much as other fixed-income securities. The rate of prepayments on underlying mortgages will affect the price and volatility of a mortgage-related security, and may shorten or extend the effective maturity of the security beyond what was anticipated at the time of purchase. If unanticipated rates of prepayment on underlying mortgages accelerate the effective maturity of a mortgage-related security, the volatility of the security can be expected to increase. The value of these securities may fluctuate in response to the market’s perception of the creditworthiness of the issuers. Additionally, although mortgages and mortgage-related securities are generally supported by some form of government or private guarantee and/or insurance, there is no assurance that private guarantors or insurers will meet their obligations.

One type of SMBS has one class receiving all of the interest from the mortgage assets (the interest-only, or “IO” class), while the other class will receive all of the principal (the principal- only, or “PO” class). The yield to maturity on an IO class is extremely sensitive to the rate of principal payments (including prepayments) on the underlying mortgage assets, and a rapid rate of principal payments may have a material adverse effect on the Fund’s yield to maturity from these securities.

The Fund may invest in collateralized debt obligations (“CDOs”), which include collateralized bond obligations (“CBOs”), collateralized loan obligations (“CLOs”) and other similarly structured securities. CBOs and CLOs are types of asset-backed securities. A CBO is a trust that is backed by a diversified pool of high risk, below investment grade fixed-income securities. A CLO is a trust typically collateralized by a pool of loans, which may include, among others, domestic and foreign senior secured loans, senior unsecured loans, and subordinate corporate loans, including loans that may be rated below investment grade or equivalent unrated loans. The Fund may invest in other asset-backed securities that have been offered to investors.

LOAN PARTICIPATIONS AND ASSIGNMENTS

The Fund may invest in fixed- and floating-rate loans, which investments generally will be in the form of loan participations and assignments of portions of such loans. Participations and assignments involve special types of risk, including credit risk, interest rate risk, liquidity risk, and the risks of being a lender. If a fund purchases a participation, it may only be able to enforce its rights through the participating lender, and may assume the credit risk of both the lender and the borrower. Investments in loans through direct assignment of a financial institution’s interests with respect to a loan may involve additional risks. For example, if a loan is foreclosed, a fund could benefit from becoming part owner of any collateral, however, a fund would bear the costs and liabilities associated with owning and disposing of the collateral.

A fund may have difficulty disposing of assignments and participations. In the event no liquid market for one of these obligations exists, a fund anticipates that such obligation could be sold only to a limited number of institutional investors. The lack of a liquid secondary market could have an adverse effect on a fund’s ability to dispose of particular assignments or participations when necessary to meet a fund’s liquidity needs or in response to a specific economic event, such as deterioration in the creditworthiness of the borrower. The lack of a liquid secondary market for assignments and participations may also make it more difficult for a fund to assign a value to those securities for purposes of valuing a fund’s portfolio and calculating its net asset value. Additionally, substantial increases in interest rates may cause an increase in loan defaults as borrowers may lack resources to meet higher debt service requirements.

INFLATION-INDEXED BONDS

Inflation-indexed bonds (other than municipal inflation-indexed bonds and certain corporate inflation-indexed bonds, which are more fully described below) are fixed-income securities whose principal value is periodically adjusted according to the rate of inflation. If the index measuring inflation falls, the principal value of inflation-indexed bonds (other than municipal inflation indexed bonds and certain corporate inflation-indexed bonds) will be adjusted downward, and consequently the interest payable on these securities (calculated with respect to a smaller principal amount) will be reduced. Repayment of the original bond principal upon maturity (as adjusted for inflation) is guaranteed in the case of U.S. Treasury inflation-indexed bonds. For bonds that do not provide a similar guarantee, the adjusted principal value of the bond repaid at maturity may be less than the original principal.

With regard to municipal inflation-indexed bonds and certain corporate inflation-indexed bonds, the inflation adjustment is reflected in the semi-annual coupon payment. As a result, the principal value of municipal inflation-indexed bonds and such corporate inflation-indexed bonds does not adjust according to the rate of inflation.

The value of inflation-indexed bonds is expected to change in response to changes in real interest rates. Real interest rates are tied to the relationship between nominal interest rates and the rate of inflation. If nominal interest rates increase at a faster rate than inflation, real interest rates may rise, leading to a decrease in value of inflation-indexed bonds. Any increase in the principal amount of an inflation-indexed bond will be considered taxable ordinary income, even though investors do not receive their principal until maturity.

MUNICIPAL BONDS

Municipal bonds are generally issued by states and local governments and their agencies, authorities and other instrumentalities. Municipal bonds are subject to interest rate, credit and market risk. The ability of an issuer to make payments could be affected by litigation, legislation or other political events or the bankruptcy of the issuer. Lower rated municipal bonds are subject to greater credit and market risk than higher quality municipal bonds. The types of municipal bonds in which the Fund may invest include municipal lease obligations. The Fund may also invest in securities issued by entities whose underlying assets are municipal bonds.

RULE 144A SECURITIES

The Fund may purchase securities that have been privately placed but that are eligible for purchase and sale by certain qualified institutional buyers, such as the Fund, under Rule 144A (“Rule 144A Securities”) under the Securities Act of 1933, as amended (the “Securities Act”). Calamos Advisors, under the supervision and oversight of the Trust’s Board of Trustees (the “Board”), will consider whether Rule 144A Securities are illiquid and thus subject to the Fund’s restriction of investing no more than a specified percentage of its net assets in securities that are illiquid at the time of purchase. A determination of whether a Rule 144A Security is liquid or not is a question of fact. In making this determination, Calamos Advisors will consider the trading markets for the specific security, taking into account the unregistered nature of a Rule 144A Security. In addition, Calamos Advisors may consider the (1) frequency of trades and quotes for the security, as well as equivalent or underlying securities (e.g. the underlying common stock of a convertible security), (2) number of dealers and potential purchasers, (3) dealer undertakings to make a market and (4) nature of the security and of marketplace trades (e.g., the time needed to dispose of the security, the method of soliciting offers and the mechanics of transfer). The liquidity of Rule 144A Securities will be monitored and, if as a result of changed conditions, it is determined that a Rule 144A Security is no longer liquid, the Fund’s holdings of illiquid securities would be reviewed to determine what, if any, steps are required to assure that the Fund does not invest more than 15% of its net assets in illiquid securities. Investing in Rule 144A Securities could have the effect of increasing the amount of the Fund’s assets invested in illiquid securities if qualified institutional buyers are unwilling to purchase such securities.

FOREIGN SECURITIES

A foreign security is a security issued by a foreign government or a company whose country of incorporation is a foreign country. For this purpose, foreign securities include American Depositary Receipts (ADRs) or securities guaranteed by a U.S. person but which represent underlying shares of foreign issuers, and may include foreign securities in the form of European Depositary Receipts (EDRs), Global Depositary Receipts (GDRs) or other securities representing underlying shares of foreign issuers. Positions in those securities are not necessarily denominated in the same currency as the common stocks into which they may be converted. ADRs are receipts typically issued by an American bank or trust company evidencing ownership of the underlying securities. EDRs are European receipts listed on the Luxembourg Stock Exchange evidencing a similar arrangement. GDRs are U.S. dollar-denominated receipts issued by international banks evidencing ownership of foreign securities. Generally, ADRs, in registered form, are designed for the U.S. securities markets and EDRs and GDRs, in bearer form, are designed for use in foreign securities markets. The Fund may invest in sponsored or unsponsored ADRs. In the case of an unsponsored ADR, the Fund is likely to bear its proportionate share of the expenses of the depository and it may have greater difficulty in receiving shareholder communications than it would have with a sponsored ADR.

To the extent positions in portfolio securities are denominated in foreign currencies, the Fund’s investment performance is affected by the relative strength or weakness of the U.S. dollar against those currencies. For example, if the dollar falls in value relative to the Japanese yen, the dollar value of a Japanese stock held in the portfolio will rise even though the price of the stock remains unchanged. Conversely, if the dollar rises in value relative to the yen, the dollar value of the Japanese stock will fall. (See discussion of transaction hedging and portfolio hedging below under “Currency Exchange Transactions.”)

Investors should understand and consider carefully the risks involved in foreign investing. Investing in foreign securities, which are generally denominated in foreign currencies, and utilization of forward foreign currency exchange contracts involve certain considerations comprising both risks and opportunities not typically associated with investing in U.S. securities. These considerations include: fluctuations in exchange rates of foreign currencies; possible imposition of exchange control regulation or currency restrictions that would prevent cash from being brought back to the U.S.; less public information with respect to issuers of securities; less governmental supervision of stock exchanges, securities brokers, and issuers of securities; lack of uniform accounting, auditing and financial reporting standards; lack of uniform settlement periods and trading practices; less liquidity and frequently greater price volatility in foreign markets than in the U.S.; greater costs of buying, holding and selling securities, including brokerage, tax and custody costs; and sometimes less advantageous legal, operational and financial protections applicable to foreign sub-custodial arrangements.

Although the Fund invests in foreign securities and it intends to invest in companies and government securities of countries having stable political environments, there is the possibility of expropriation or confiscatory taxation, seizure or nationalization of foreign bank deposits or other assets, establishment of exchange controls, the adoption of foreign government restrictions, or other adverse political, social or diplomatic developments that could affect investment in these nations.

The Fund may invest in the securities of emerging countries. The securities markets of emerging countries are substantially smaller, less developed, less liquid and more volatile than the securities markets of the U.S. and other more developed countries. Disclosure and regulatory standards in many respects are less stringent than in the U.S. and other major markets. There also may be a lower level of monitoring and regulation of emerging markets and the activities of investors in such markets, and enforcement of existing regulations has been extremely limited. Economies in individual emerging markets may differ favorably or unfavorably from the U.S. economy in such respects as growth of gross domestic product, rates of inflation, currency depreciation, capital reinvestment, resource self-sufficiency and balance of payments positions. Many emerging market countries have experienced high rates of inflation for many years, which has had and may continue to have very negative effects on the economies and securities markets of those countries.

A portion of a Fund’s investments may be in Russian securities and instruments. As a result of recent events involving Ukraine and the Russian Federation, the United States and the European Union have imposed sanctions on certain Russian persons and issuers. The United States and other nations or international organizations may impose additional, broader economic sanctions or take other actions that may adversely affect Russian-related issuers in the future. These sanctions, any future sanctions or other actions, or even the threat of further sanctions or other actions, may negatively affect the value and liquidity of a Fund’s investments. For example, a Fund may be prohibited from investing in securities issued by companies subject to such sanctions. In addition, the sanctions may require a Fund to freeze its existing investments in Russian companies, prohibiting a Fund from buying, selling or otherwise transacting in these investments. Russia may undertake countermeasures or retaliatory actions which may further impair the value and liquidity of a Fund’s portfolio and potentially disrupt its operations. For these or other reasons, a Fund could seek to suspend redemptions of shares, including in the event that an emergency exists in which it is not reasonably practicable for the Fund to dispose of its securities or to determine its net asset value. During the period that redemptions are affected, shares could trade at a significant premium or discount to their net asset value.

CURRENCY EXCHANGE TRANSACTIONS

Currency exchange transactions may be conducted either on a spot (i.e., cash) basis at the spot rate for purchasing or selling currency prevailing in the foreign exchange market or through forward currency exchange contracts (“forward contracts”). Forward contracts are contractual agreements to purchase or sell a specified currency at a specified future date (or within a specified time period) and price set at the time of the contract. Forward contracts are usually entered into with banks, foreign exchange dealers and broker-dealers, are not exchange traded, and are usually for less than one year, but may be renewed.

Forward currency exchange transactions may involve currencies of the different countries in which the Fund may invest and serve as hedges against possible variations in the exchange rate between these currencies. Currency exchange transactions are limited to transaction hedging and portfolio hedging involving either specific transactions or portfolio positions, except to the extent described below under “Synthetic Foreign Money Market Positions.” Transaction hedging is the purchase or sale of forward contracts with respect to specific receivables or payables of the Fund accruing in connection with the purchase and sale of its portfolio securities or the receipt of dividends or interest thereon. Portfolio hedging is the use of forward contracts with respect to portfolio security positions denominated or quoted in a particular foreign currency. Portfolio hedging allows the Fund to limit or reduce its exposure in a foreign currency by entering into a forward contract to sell such foreign currency (or another foreign currency that acts as a proxy for that currency) at a future date for a price payable in U.S. dollars so that the value of the foreign denominated portfolio securities can be approximately matched by a foreign denominated liability. The Fund may not engage in portfolio hedging with respect to the currency of a particular country to an extent greater than the aggregate market value (at the time of making such sale) of the securities held in its portfolio denominated or quoted in that particular currency, except that the Fund may hedge all or part of its foreign currency exposure through the use of a basket of currencies or a proxy currency where such currencies or currency act as an effective proxy for other currencies. In such a case, the Fund may enter into a forward contract where the amount of the foreign currency to be sold exceeds the value of the securities denominated in such currency. The use of this basket hedging technique may be more efficient and economical than entering into separate forward contracts for each currency held in the Fund.

If the Fund enters into a forward contract, its custodian will segregate liquid assets of the Fund having a value equal to the Fund’s commitment under such forward contract from day to day, except to the extent that the Fund’s forward contract obligation is covered by liquid portfolio securities denominated in, or whose value is tied to, the currency underlying the forward contract. At the maturity of the forward contract to deliver a particular currency, the Fund may either sell the portfolio security related to the contract and make delivery of the currency, or it may retain the security and either acquire the currency on the spot market or terminate its contractual obligation to deliver the currency by purchasing an offsetting contract with the same currency trader obligating it to purchase on the same maturity date the same amount of the currency.

It is impossible to forecast with absolute precision the market value of portfolio securities at the expiration of a forward contract. Accordingly, it may be necessary for the Fund to purchase additional currency on the spot market (and bear the expense of such purchase) if the market value of the security is less than the amount of currency the Fund is obligated to deliver and if a decision is made to sell the security and make delivery of the currency. Conversely, it may be necessary to sell on the spot market some of the currency received upon the sale of the portfolio security if its market value exceeds the amount of currency the Fund is obligated to deliver.

If the Fund retains the portfolio security and engages in an offsetting currency transaction, it will incur a gain or a loss to the extent that there has been movement in forward contract prices. If the Fund engages in an offsetting currency transaction, it subsequently may enter into a new forward contract to sell the currency. Should forward prices decline during the period between the Fund’s entering into a forward contract for the sale of a currency and the date it enters into an offsetting contract for the purchase of the currency, the Fund will realize a gain to the extent the price of the currency it has agreed to sell exceeds the price of the currency it has agreed to purchase. Should forward prices increase, the Fund will suffer a loss to the extent the price of the currency it has agreed to purchase exceeds the price of the currency it has agreed to sell. A default on the contract would deprive the Fund of unrealized profits or force the Fund to cover its commitments for purchase or sale of currency, if any, at the current market price.

Hedging against a decline in the value of a currency does not eliminate fluctuations in the value of a portfolio security traded in that currency or prevent a loss if the value of the security declines. Hedging transactions also preclude the opportunity for gain if the value of the hedged currency should rise. Moreover, it may not be possible for the Fund to hedge against a devaluation that is so generally anticipated that the Fund is not able to contract to sell the currency at a price above the devaluation level it anticipates. The cost to a Fund of engaging in currency exchange transactions varies with such factors as the currency involved, the length of the contract period, and prevailing market conditions. Because currency exchange transactions are usually conducted on a principal basis, no fees or commissions are involved.

SYNTHETIC FOREIGN MONEY MARKET POSITIONS

The Fund may invest in money market instruments denominated in foreign currencies. In addition to, or in lieu of, such direct investment, the Fund may construct a synthetic foreign money market position by (a) purchasing a money market instrument denominated in one currency, generally U.S. dollars, and (b) concurrently entering into a forward contract to deliver a corresponding amount of that currency in exchange for a different currency on a future date and at a specified rate of exchange. For example, a synthetic money market position in Japanese yen could be constructed by purchasing a U.S. dollar money market instrument, and entering concurrently into a forward contract to deliver a corresponding amount of U.S. dollars in exchange for Japanese yen on a specified date and at a specified rate of exchange. Because of the availability of a variety of highly liquid short-term U.S. dollar money market instruments, a synthetic money market position utilizing such U.S. dollar instruments may offer greater liquidity than direct investment in foreign currency and a concurrent construction of a synthetic position in such foreign currency, in terms of both income yield and gain or loss from changes in currency exchange rates, in general should be similar, but would not be identical because the components of the alternative investments would not be identical.

SWAPS, CAPS, FLOORS AND COLLARS

The Fund may enter into interest rate, currency, index, credit default total return and other swaps and the purchase or sale of related caps, floors and collars. The Fund expects to enter into these transactions primarily to preserve a return or spread on a particular investment or portion of its portfolio, to protect against currency fluctuations, as a duration management technique or to protect against any increase in the price of securities the Fund anticipates purchasing at a later date. The Fund will not sell interest rate caps or floors where it does not own securities or other instruments providing the income stream the Fund may be obligated to pay. Interest rate swaps involve the exchange by the Fund with another party of their respective commitments to pay or receive interest, e.g., an exchange of floating rate payments for fixed rate payments with respect to a notional amount of principal. A currency swap is an agreement to exchange cash flows on a notional amount of two or more currencies based on the relative value differential among them and an index swap is an agreement to swap cash flows on a notional amount based on changes in the values of the reference indexes. A credit default swap is an agreement to transfer the credit exposure of fixed-income products between parties. The purchase of a cap entitles the purchaser to receive payments on a notional principal amount from the party selling such cap to the extent that a specified index exceeds a predetermined interest rate or amount. The purchase of a floor entitles the purchaser to receive payments on a notional principal amount from the party selling such floor to the extent that a specified index falls below a predetermined interest rate or amount. A collar is a combination of a cap and a floor that preserves a certain return within a predetermined range of interest rates or values.

The Fund will usually enter into swaps on a net basis, i.e., the two payment streams are netted out in a cash settlement on the payment date or dates specified in the instrument, with the Fund receiving or paying, as the case may be, only the net amount of the two payments. Inasmuch as the Fund will segregate assets (or enter into offsetting positions) to cover its obligations under swaps, Calamos Advisors believes such obligations do not constitute senior securities under the 1940 Act and, accordingly, will not treat them as being subject to its borrowing restrictions. The Fund will not enter into any swap, cap, floor or collar transaction unless, at the time of entering into such transaction, the unsecured long-term debt of the securities dealers, financial institutions or other parties with whom the Fund has entered into such a transaction (“Counterparties”), combined with any credit enhancements, is rated at least A by S&P or Moody’s or has an equivalent rating from an NRSRO or is determined to be of equivalent credit quality by Calamos Advisors. If there is a default by the Counterparty, the Fund may have contractual remedies pursuant to the agreements related to the transaction. The swap market has grown substantially in recent years with a large number of banks and investment banking firms acting both as principals and as agents utilizing standardized swap documentation. As a result, the swap market has become relatively liquid, however, some swaps may be considered illiquid. Caps, floors and collars are more recent innovations for which standardized documentation has not yet been fully developed and, accordingly, they are less liquid than swaps.

In addition, some swaps are, and more in the future will be, centrally cleared. Swaps that are centrally-cleared are subject to the creditworthiness of the clearing organizations involved in the transaction. For example, a swap investment by the Fund could lose margin payments deposited with the clearing organization, as well as the net amount of gains not yet paid by the clearing organization, if the clearing organization breaches the swap agreement with the Fund or becomes insolvent or goes into bankruptcy. In the event of bankruptcy of the clearing organization, the Fund may be entitled to the net amount of gains the Fund is entitled to receive, plus the return of margin owed to it, only in proportion to the amount received by the clearing organization’s other customers, potentially resulting in losses to the Fund.

STRUCTURED PRODUCTS

The Fund may invest in interests in entities organized and operated for the purpose of restructuring the investment characteristics of certain other investments. This type of restructuring involves the deposit with or purchase by an entity, such as a corporation or trust, of specified instruments and the issuance by that entity of one or more classes of securities (“structured products”) backed by, or representing interests in, the underlying instruments. The term “structured products” as used herein excludes synthetic convertibles. See “Investment Practices — Synthetic Convertible Securities.” The cash flow on the underlying instruments may be apportioned among the newly issued structured products to create securities with different investment characteristics such as varying maturities, payment priorities and interest rate provisions, and the extent of the payments made with respect to structured products is dependent on the extent of the cash flow on the underlying instruments. The Fund may invest in structured products, which represent derived investment positions based on relationships among different markets or asset classes.

The Fund may also invest in other types of structured products, including, among others, baskets of credit default swaps referencing a portfolio of high-yield securities. A structured product may be considered to be leveraged to the extent its interest rate varies by a magnitude that exceeds the magnitude of the change in the index rate. Because they are linked to their underlying markets or securities, investments in structured products generally are subject to greater volatility than an investment directly in the underlying market or security. Total return on the structured product is derived by linking return to one or more characteristics of the underlying instrument. Because certain structured products of the type in which the Fund may invest may involve no credit enhancement, the credit risk of those structured products generally would be equivalent to that of the underlying instruments. The Fund may invest in a class of structured products that is either subordinated or unsubordinated to the right of payment of another class. Subordinated structured products typically have higher yields and present greater risks than unsubordinated structured products. Although the Fund’s purchase of subordinated structured products would have similar economic effect to that of borrowing against the underlying securities, the purchase will not be deemed to be leverage for purposes of the Fund’s limitations related to borrowing and leverage.

Certain issuers of structured products may be deemed to be “investment companies” as defined in the 1940 Act. As a result, the Fund’s investments in these structured products may be limited by the restrictions contained in the 1940 Act. Structured products are typically sold in private placement transactions, and there may not be an active trading market for structured products. As a result, certain structured products in which the Fund invests may be deemed illiquid.

LENDING OF PORTFOLIO SECURITIES

In seeking to earn additional income, the Fund may lend its portfolio securities to qualified parties (typically broker-dealers and banks) who need to borrow securities in order to cover transactions into which they have entered. Any such loan must be continuously secured by collateral in cash or cash equivalents maintained on a current basis in an amount at least equal to the market value of the securities loaned by the Fund. The Fund would continue to receive the equivalent of the interest or dividends paid by the issuer on the securities loaned, and would also receive an additional return that may be in the form of a fixed fee or a percentage of income earned on the collateral. The Fund may experience losses as a result of a diminution in value of its cash collateral investments. The Fund may pay reasonable fees to persons unaffiliated with the Fund for services in arranging these loans. The Fund would have the right to call the loan and obtain the securities loaned at any time on notice of not less than five business days. The Fund would not have the right to vote the securities during the existence of the loan; however, the Fund may attempt to call back the loan and vote the proxy if time permits prior to the record date. In the event of bankruptcy or other default of the borrower, the Fund could experience both delays in liquidating the loan collateral or recovering the loaned securities and losses, including (a) possible decline in the value of the collateral or in the value of the securities loaned during the period while the Fund seeks to enforce its rights thereto, (b) possible subnormal levels of income and lack of access to income during this period, and (c) expenses of enforcing its rights. In an effort to reduce these risks, the Fund’s securities lending agent will monitor, and report to Calamos Advisors on, the creditworthiness of the firms to which the Fund lends securities.

REPURCHASE AGREEMENTS

As part of its strategy for the temporary investment of cash, the Fund may enter into “repurchase agreements” pertaining to U.S. Government securities with member banks of the Federal Reserve System or primary dealers (as designated by the Federal Reserve Bank of New York) in such securities. The Fund may invest in repurchase agreements, provided that the Fund may not invest more than 15% of its net assets in illiquid securities, including repurchase agreements maturing in more than seven days, and any other illiquid securities. A repurchase agreement arises when the Fund purchases a security and simultaneously agrees to resell it to the vendor at an agreed upon future date. The resale price is greater than the purchase price, reflecting an agreed upon market rate of return that is effective for the period of time the Fund holds the security and that is not related to the coupon rate on the purchased security. Such agreements generally have maturities of no more than seven days and could be used to permit the Fund to earn interest on assets awaiting long term investment. The Fund requires continuous maintenance by the custodian for the Fund’s account in the Federal Reserve/Treasury Book Entry System of collateral in an amount equal to, or in excess of, the market value of the securities that are the subject of a repurchase agreement. In the event of a bankruptcy or other default of a seller of a repurchase agreement, the Fund could experience both delays in liquidating the underlying security and losses, including: (a) possible decline in the value of the underlying security during the period while the Fund seeks to enforce its rights thereto; (b) possible subnormal levels of income and lack of access to income during this period; and (c) expenses of enforcing its rights. In an effort to reduce these risks, Calamos Advisors will monitor the creditworthiness of the firms with which the Fund enters into repurchase agreements.

OPTIONS ON SECURITIES, INDEXES AND CURRENCIES

The Fund may purchase and sell (write) put options and call options on securities, indexes or foreign currencies. The Fund may purchase agreements, sometimes called cash puts, that may accompany the purchase of a new issue of bonds from a dealer.

A put option gives the purchaser of the option, upon payment of a premium, the right to sell, and the writer the obligation to buy, the underlying security, commodity, index, currency or other instrument at the exercise price. For instance, the Fund’s purchase of a put option on a security might be designed to protect its holdings in the underlying instrument (or, in some cases, a similar instrument) against a substantial decline in the market value by giving the Fund the right to sell such instrument at the option exercise price. A call option, upon payment of a premium, gives the purchaser of the option the right to buy, and the seller the obligation to sell, the underlying instrument at the exercise price. The Fund’s purchase of a call option on a security, financial future, index, currency or other instrument might be intended to protect it against an increase in the price of the underlying instrument that it intends to purchase in the future by fixing the price at which it may purchase such instrument.

The Fund may purchase and sell (write) exchange listed options and over-the-counter (“OTC”) options. Exchange listed options are issued by a regulated intermediary such as the Options Clearing Corporation (“OCC”), which guarantees the performance of the obligations of the parties to such options. The discussion below uses the OCC as an example, but is also applicable to other financial intermediaries.

With certain exceptions, OCC issued and exchange listed options generally settle by physical delivery of the underlying security or currency, although in the future cash settlement may become available. Index options and Eurodollar instruments are cash settled for the net amount, if any, by which the option is “in-the-money” (i.e., where the value of the underlying instrument exceeds, in the case of a call option, or is less than, in the case of a put option, the exercise price of the option) at the time the option is exercised. Frequently, rather than taking or making delivery of the underlying instrument through the process of exercising the option, listed options are closed by entering into offsetting purchase or sale transactions that do not result in ownership of the new option.

OTC options are purchased from or sold to sellers or purchasers (“Counterparties”) through direct bilateral agreement with the Counterparties. In contrast to exchange listed options, which generally have standardized terms and performance mechanics, all the terms of an OTC option, including such terms as method of settlement, term, exercise price, premium, guarantees and security, are set by negotiation of the parties. The Fund will only sell (write) OTC options (other than OTC currency options) that are subject to a buy-

back provision permitting the Fund to require the Counterparty to sell the option back to the Fund at a formula price within seven days. The Fund generally is expected to enter into OTC options that have cash settlement provisions, although it is not required to do so. The staff of the Securities and Exchange Commission (the “SEC”) currently takes the position that OTC options purchased by a fund, and portfolio securities “covering” the amount of a fund’s obligation pursuant to an OTC option sold by it (or the amount of assets equal to the formula price for the repurchase of the option, if any, less the amount by which the option is “in the money”) are illiquid, and are subject to a fund’s limitation on investing no more than 15% of its net in illiquid securities.

The Fund may also purchase and sell (write) options on securities indexes and other financial indexes. Options on securities indexes and other financial indexes are similar to options on a security or other instrument except that, rather than settling by physical delivery of the underlying instrument, they settle by cash settlement, i.e., an option or an index gives the holder the right to receive, upon exercise of the option, an amount of cash if the closing level of the index upon which the option is based exceeds, in the case of a call, or is less than, in the case of a put, the exercise price of the option (except if, in the case of an OTC option, physical delivery is specified). This amount of cash is equal to the excess of the closing price of the index over the exercise price of the option, which also may be multiplied by a formula value. The seller of the option is obligated, in return for the premium received, to make delivery of this amount. The gain or loss on an option on an index depends on price movements in the instruments making upon the market, market segment, industry or other composite on which the underlying index is based, rather than price movements in individual securities, as is the case with respect to options on securities.

A Fund will sell (write) call options and put options only if they are “covered.” A written option will be considered “covered” to the extent it has entered into an offsetting transaction or otherwise has segregated or earmarked cash or liquid assets equal to its uncovered obligations under the written option. For example, a call option written by a Fund could be covered by purchasing an offsetting call option, by purchasing or holding the underlying reference security or asset (or a security convertible into the underlying reference security or asset), or by segregating or earmarking cash or liquid assets equal to the exercise price of the written option (or such amount as is not otherwise covered by an offsetting transaction). A Fund writing a call option on an index would be considered as holding an offsetting position to the extent such Fund owned portfolio securities substantially correlating with the movement of the underlying reference index.

If an option written by the Fund expires, the Fund realizes a capital gain equal to the premium received at the time the option was written. If an option purchased by the Fund expires, the Fund realizes a capital loss equal to the premium paid.

The Fund will realize a capital gain from a closing purchase transaction if the cost of the closing option is less than the premium received from writing the option, or, if it is more, the Fund will realize a capital loss. If the premium received from a closing sale transaction is more than the premium paid to purchase the option, the Fund will realize a capital gain or, if it is less, the Fund will realize a capital loss. The principal factors affecting the market value of a put or a call option include supply and demand, interest rates, the current market price of the underlying security or index in relation to the exercise price of the option, the volatility of the underlying security or index, and the time remaining until the expiration date.

A put or call option purchased by the Fund is an asset of the Fund, valued initially at the premium paid for the option. The premium received for an option written by the Fund is recorded as a deferred credit. The value of an option purchased or written is marked-to-market daily and is valued at the closing price on the exchange on which it is traded or, if not traded on an exchange or no closing price is available, at the mean between the last bid and asked prices.

RISKS ASSOCIATED WITH OPTIONS. There are several risks associated with transactions in options. For example, there are significant differences between the securities markets, the currency markets and the options markets that could result in an imperfect correlation among these markets, causing a given transaction not to achieve Calamos Advisors’ objective. A decision as to whether, when and how to use options involves the exercise of skill and judgment, and even a well-conceived transaction may be unsuccessful to some degree because of market behavior or unexpected events. The Fund’s ability to utilize options successfully will depend on Calamos Advisors’ ability to predict pertinent market investments, which cannot be assured.

The Fund’s ability to close out its position as a purchaser or seller (writer) of an OCC or exchange listed put or call option is dependent, in part, upon the liquidity of the option market. Among the possible reasons for the absence of a liquid option market on an exchange are: (i) insufficient trading interest in certain options; (ii) restrictions on transactions imposed by an exchange; (iii) trading halts, suspensions or other restrictions imposed with respect to particular classes or series of options or underlying securities including reaching daily price limits; (iv) interruption of the normal operations of the OCC or an exchange; (v) inadequacy of the facilities of an exchange or OCC to handle current trading volume; or (vi) a decision by one or more exchanges to discontinue the trading of options (or a particular class or series of options), in which event the relevant market for that option on that exchange would cease to exist, although outstanding options on that exchange would generally continue to be exercisable in accordance with their terms. If the Fund were unable to close out an option that it has purchased on a security, it would have to exercise the option in order to realize any profit or the option would expire and become worthless. If the Fund were unable to close out a covered call option that it had written on a security, it would not be able to sell the underlying security until the option expired. As the writer of a covered call option on a security, a Fund foregoes, during the option’s life, the opportunity to profit from increases in the market value of the security covering the call option above the sum of the premium and the exercise price of the call. As the writer of a covered call option on a foreign currency, the Fund foregoes, during the option’s life, the opportunity to profit from any currency appreciation.

The hours of trading for listed options may not coincide with the hours during which the underlying financial instruments are traded. To the extent that the option markets close before the markets for the underlying financial instruments, significant price and rate movements can take place in the underlying markets that cannot be reflected in the option markets.

Unless the parties provide for it, there is no central clearing or guaranty function in an OTC option. As a result, if the Counterparty (as described above under “Options on Securities, Indexes and Currencies”) fails to make or take delivery of the security, currency or other instrument underlying an OTC option it has entered into with the Fund or fails to make a cash settlement payment due in accordance with the terms of that option, the Fund will lose any premium it paid for the option as well as any anticipated benefit of the transaction. Accordingly, Calamos Advisors must assess the creditworthiness of each such Counterparty or any guarantor or credit enhancement of the Counterparty’s credit to determine the likelihood that the terms of the OTC option will be satisfied.

The Fund may purchase and sell (write) call options on securities indexes and currencies. All calls sold by the Fund must be “covered.” Even though the Fund will receive the option premium to help protect it against loss, a call sold by the Fund exposes the Fund during the term of the option to the possible loss of the opportunity to realize appreciation in the market price of the underlying security or instrument and may require the Fund to hold the security or instrument that it might otherwise have sold. The Fund may purchase and sell (write) put options on securities indexes and currencies. In selling (writing) put options, there is a risk that the Fund may be required to buy the underlying index or currency at a disadvantageous price above the market price.

FUTURES CONTRACTS AND OPTIONS ON FUTURES CONTRACTS

The Fund may enter into interest rate futures contracts, index futures contracts, volatility index futures contracts and foreign currency futures contracts. An interest rate, index, volatility index or foreign currency futures contract provides for the future sale by one party and purchase by another party of a specified quantity of a financial instrument or the cash value of an index1 at a specified price and time. A public market exists in futures contracts covering a number of indexes (including, but not limited to, the Standard & Poor’s 500 Index, the Russell 2000 Index, the Value Line Composite Index, and the New York Stock Exchange Composite Index) as well as financial instruments (including, but not limited to, U.S. Treasury bonds, U.S. Treasury notes, Eurodollar certificates of deposit and foreign currencies). Other index and financial instrument futures contracts are available and it is expected that additional futures contracts will be developed and traded. The Fund may enter into such contract if, in Calamos Advisors’ opinion, such contract meets the Fund’s investment parameters.

The Fund may purchase and write call and put futures options. Futures options possess many of the same characteristics as options on securities, indexes and foreign currencies (discussed above). A futures option gives the holder the right, in return for the premium paid, to assume a long position (call) or short position (put) in a futures contract at a specified exercise price at any time during the period of the option. Upon exercise of a call option, the holder acquires a long position in the futures contract and the writer is assigned the opposite short position. In the case of a put option, the opposite is true. The Fund might, for example, use futures contracts to hedge against or gain exposure to fluctuations in the general level of stock prices, anticipated changes in interest rates or currency fluctuations that might adversely affect either the value of the Fund’s securities or the price of the securities that the Fund intends to purchase. Although other techniques could be used to reduce or increase the Fund’s exposure to stock price, interest rate and currency fluctuations, the Fund may be able to achieve its desired exposure more effectively and perhaps at a lower cost by using futures contracts and futures options.

The Fund will only enter into futures contracts and futures options that are standardized and traded on an exchange, board of trade or similar entity, or quoted on an automated quotation system.

The success of any futures transaction by the Fund depends on Calamos Advisors’ correctly predicting changes in the level and direction of stock prices, interest rates, currency exchange rates and other factors. Should those predictions be incorrect, the Fund’s return might have been better had the transaction not been attempted; however, in the absence of the ability to use futures contracts, Calamos Advisors might have taken portfolio actions in anticipation of the same market movements with similar investment results, but, presumably, at greater transaction costs.

[1]

A futures contract on an index is an agreement pursuant to which two parties agree to take or make delivery of an amount of cash equal to the difference between the value of the index at the close of the last trading day of the contract and the price at which the index contract was originally written. Although the value of a securities index is a function of the value of certain specified securities, no physical delivery of those securities is made.

When the Fund makes a purchase or sale of a futures contract, the Fund is required to deposit with its custodian (or broker, if legally permitted) a specified amount of cash or U.S. Government securities or other securities acceptable to the broker (“initial margin”). The margin required for a futures contract is set by the exchange on which the contract is traded and may be modified during the term of the contract, although the Fund’s broker may require margin deposits in excess of the minimum required by the exchange. The initial margin is in the nature of a performance bond or good faith deposit on the futures contract, which is returned to the Fund upon termination of the contract, assuming all contractual obligations have been satisfied. The Fund expects to earn interest income on its initial margin deposits. A futures contract held by the Fund is valued daily at the official settlement price of the exchange on which it is traded. Each day the Fund pays or receives cash, called “variation margin,” equal to the daily change in value of the futures contract. This process is known as “marking-to-market.” Variation margin paid or received by the Fund does not represent a borrowing or loan by the Fund but is instead settlement between the Fund and the broker of the amount one would owe the other if the futures contract had expired at the close of the previous day. In computing daily net asset value, the Fund will mark-to-market its open futures positions.

The Fund is also required to deposit and maintain margin with respect to put and call options on futures contracts written by it. Such margin deposits will vary depending on the nature of the underlying futures contract (and the related initial margin requirements), the current market value of the option and other futures positions held by the Fund.

Although some futures contracts call for making or taking delivery of the underlying securities, usually these obligations are closed out prior to delivery by offsetting purchases or sales of matching futures contracts (same exchange, underlying security or index, and delivery month). If an offsetting purchase price is less than the original sale price, the Fund engaging in the transaction realizes a capital gain, or if it is more, the Fund realizes a capital loss. Conversely, if an offsetting sale price is more than the original purchase price, the Fund engaging in the transaction realizes a capital gain, or if it is less, the Fund realizes a capital loss. The transaction costs must also be included in these calculations.

RISKS ASSOCIATED WITH FUTURES. There are several risks associated with the use of futures contracts and futures options. A purchase or sale of a futures contract or option may result in losses in excess of the amount invested in the futures contract or option. In trying to increase or reduce market exposure, there can be no guarantee that there will be a correlation between price movements in the futures contract or option and in the portfolio exposure sought. In addition, there are significant differences between the securities and futures markets that could result in an imperfect correlation between the markets, causing a given transaction not to achieve its objectives. The degree of imperfection of correlation depends on circumstances such as: variations in speculative market demand for futures, futures options and the related securities, including technical influences in futures and futures options trading and differences between the securities markets and the securities underlying the standard contracts available for trading. For example, in the case of index futures contracts, the composition of the index, including the issuers and the weighing of each issue, may differ from the composition of the Fund’s portfolio, and, in the case of interest rate futures contracts, the interest rate levels, maturities and creditworthiness of the issues underlying the futures contract may differ from the financial instruments held in the Fund’s portfolio. A decision as to whether, when and how to use futures contracts involves the exercise of skill and judgment, and even a well-conceived transaction may be unsuccessful to some degree because of market behavior or unexpected stock price or interest rate trends.

Futures exchanges may limit the amount of fluctuation permitted in certain futures contract prices during a single trading day. The daily limit establishes the maximum amount that the price of a futures contract may vary either up or down from the previous day’s settlement price at the end of the current trading session. Once the daily limit has been reached in a futures contract subject to the limit, no more trades may be made on that day at a price beyond that limit. The daily limit governs only price movements during a particular trading day and therefore does not limit potential losses because the limit may work to prevent the liquidation of unfavorable positions. For example, futures prices have occasionally moved to the daily limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of positions and subjecting some holders of futures contracts to substantial losses. Stock index futures contracts are not normally subject to such daily price change limitations.

There can be no assurance that a liquid market will exist at a time when the Fund seeks to close out a futures or futures option position. The Fund would be exposed to possible loss on the position during the interval of inability to close, and would continue to be required to meet margin requirements until the position is closed. In addition, many of the contracts discussed above are relatively new instruments without a significant trading history. As a result, there can be no assurance that an active secondary market will develop or continue to exist.

LIMITATIONS ON OPTIONS AND FUTURES. If options, futures contracts or futures options of types other than those described herein are traded in the future, the Fund may also use those investment vehicles, provided the Board determines that their use is consistent with the Fund’s investment objectives.

The Fund will not enter into a futures contract or purchase an option thereon if, immediately thereafter, the initial margin deposits for futures contracts held by the Fund plus premiums paid by it for open futures option positions, less the amount by which any such positions are “in-the-money,”2 would exceed 5% of the Fund’s total assets.

When purchasing a futures contract or writing a put option on a futures contract, the Fund must maintain with its custodian (or broker, if legally permitted) cash or cash equivalents (including any margin) equal to the market value of such contract. When writing a call option on a futures contract, the Fund similarly will maintain with its custodian cash or cash equivalents (including any margin) equal to the amount by which such option is in-the-money until the option expires or is closed by the Fund.

The Fund may not maintain open short positions in futures contracts, call options written on futures contracts or call options written on indexes if, in the aggregate, the market value of all such open positions exceeds the current value of the securities in its portfolio, plus or minus unrealized gains and losses on the open positions, adjusted for the historical relative volatility of the relationship between the portfolio and the positions. For this purpose, to the extent the Fund has written call options on specific securities in its portfolio, the value of those securities will be deducted from the current market value of the securities portfolio.

The use of options and futures is subject to applicable regulations of the SEC, the several exchanges upon which they are traded and the Commodities Futures Trading Commission (“CFTC”). In addition, the Fund’s ability to use options and futures will be limited by tax considerations. See “Taxation of Options and Futures” below. Pursuant to a claim for exemption filed with the National Futures Association on behalf of the Fund pursuant to Rule 4.5 under the Commodity Exchange Act (“CEA”), the Fund is not deemed to be a commodity pool operator or a commodity pool under the CEA and is not subject to registration or regulation as such under the CEA. The Trust is not subject to regulation under the Commodity Exchange Act (“CEA”). However, the registration exclusion was amended in February 2012, and such amendments took effect on April 24, 2012.

Under Rule 4.5, if the Fund uses commodity interests (such as futures contracts, options on futures contracts and swaps) other than for bona fide hedging purposes (as defined by the CFTC) the aggregate initial margin and premiums required to establish these positions (after taking into account unrealized profits and unrealized losses on any such positions and excluding the amount by which options that are “in-the-money” at the time of purchase) may not exceed 5% of a fund’s NAV, or alternatively, the aggregate net notional value of those positions, as determined at the time the most recent position was established, may not exceed 100% of the fund’s NAV (after taking into account unrealized profits and unrealized losses on any such positions). The Fund is subject to the risk that a change in U.S. law and related regulations will impact the way the Fund operates, increase the particular costs of the Fund’s operation and/or change the competitive landscape. In this regard, any further amendments to the CEA or its related regulations that subject the Fund to additional regulation may have adverse impacts on a Fund’s operations and expenses.

WARRANTS

The Fund may invest in warrants. A warrant is a right to purchase common stock at a specific price (usually at a premium above the market value of the underlying common stock at time of issuance) during a specified period of time. A warrant may have a life ranging from less than a year to 20 years or longer, but a warrant becomes worthless unless it is exercised or sold before expiration. In addition, if the market price of the common stock does not exceed the warrant’s exercise price during the life of the warrant, the warrant will expire worthless. Warrants have no voting rights, pay no dividends and have no rights with respect to the assets of the corporation issuing them. The percentage increase or decrease in the value of a warrant may be greater than the percentage increase or decrease in the value of the underlying common stock.

PORTFOLIO TURNOVER

There are no limitations on the length of time that a Fund portfolio security must be held, and the Fund portfolio manager may actively and frequently trade securities and other instruments to carry out the Fund’s investment strategies. Portfolio turnover can occur for a number of reasons, including calls for redemption, general conditions in the securities markets, more favorable investment opportunities in other securities, or other factors relating to the desirability of holding or changing a portfolio investment. The portfolio turnover rates may vary greatly from year to year. A high rate of portfolio turnover in the Fund would result in increased transaction expense, which must be borne by the Fund. High portfolio turnover may also result in the realization of capital gains or losses and, to the extent net short-term capital gains are realized, any distributions resulting from such gains will be considered ordinary income for federal income tax purposes. Portfolio turnover for the Fund will be shown under “Financial Highlights” in the prospectus. A portfolio turnover rate of 100% would mean that the Fund had sold and purchased securities valued at 100% of its net assets within a one-year period.

[2]

A call option is “in-the-money” to the extent, if any, that the value of the futures contract that is the subject of the option exceeds the exercise price. A put option is “in-the-money” if the exercise price exceeds the value of the futures contract that is the subject of the option.

SHORT SALES

The Fund may sell securities short to enhance income and protect against market risk by hedging a portion of the equity risk inherent in the Fund’s portfolio. A short sale may be effected when Calamos Advisors believes that the price of a security will decline or underperform the market, and involves the sale of borrowed securities, in the hope of purchasing the same securities at a later date at a lower price. There can be no assurance that the Fund will be able to close out a short position (i.e., purchase the same securities) at any particular time or at an acceptable or advantageous price. To make delivery to the buyer, the Fund must borrow the securities from a broker-dealer through which the short sale is executed, and the broker-dealer delivers the securities, on behalf of the Fund, to the buyer.

The broker-dealer is entitled to retain the proceeds from the short sale until the Fund delivers to it the securities sold short. In addition, the Fund is required to pay to the broker-dealer the amount of any dividends or interest paid on the securities sold short.

To secure its obligation to deliver to the broker-dealer the securities sold short, the Fund must segregate an amount of cash or liquid securities that are marked to market daily with its custodian equal to any excess of the current market value of the securities sold short over any cash or liquid securities deposited as collateral with the broker in connection with the short sale (not including the proceeds of the short sale). As a result of that requirement, the Fund will not gain any leverage merely by selling short, except to the extent that it earns interest or other income or gains on the segregated cash or liquid securities while also being subject to the possibility of gain or loss from the securities sold short.

The Fund is said to have a short position in the securities sold until it delivers to the broker-dealer the securities sold, at which time the Fund receives the proceeds of the short sale. The Fund will normally close out a short position by purchasing on the open market and delivering to the broker-dealer an equal amount of the securities sold short.

The Fund will realize a gain if the price of the securities declines between the date of the short sale and the date on which the Fund purchases securities to replace the borrowed securities. On the other hand, the Fund will incur a loss if the price of the securities increases between those dates. The amount of any gain will be decreased and the amount of any loss increased by any premium or interest that the Fund may be required to pay in connection with the short sale. It should be noted that possible losses from short sales differ from those that could arise from a cash investment in a security in that losses from a short sale may be limitless, while the losses from a cash investment in a security cannot exceed the total amount of the investment in the security.

There is also a risk that securities borrowed by the Fund and delivered to the buyer of the securities sold short will need to be returned to the broker-dealer on short notice. If the request for the return of securities occurs at a time when other short sellers of the security are receiving similar requests, a “short squeeze” can occur, meaning that the Fund might be compelled, at the most disadvantageous time, to replace the borrowed securities with securities purchased on the open market, possibly at prices significantly in excess of the proceeds received from the short sale.

It is possible that the market value of the securities the Fund holds in long positions will decline at the same time that the market value of the securities the Fund has sold short increases, thereby increasing the Fund’s potential volatility.

The Fund may also make short sales “against the box,” meaning that at all times when a short position is open the Fund owns an equal amount of such securities or securities convertible into or exchangeable, without payment of further consideration, for securities of the same issue as, and in an amount equal to, the securities sold short. A short sale “against the box” would be made in anticipation of a decline in the market price of the securities sold short. Short sales “against the box” result in a “constructive sale” and require the Fund to recognize taxable gain unless an exception to the constructive sale rule applies.

Short sales also may afford the Fund an opportunity to earn additional current income to the extent it is able to enter into arrangements with broker-dealers through which the short sales are executed to receive income with respect to the proceeds of the short sales during the period the Fund’s short positions remain open. Calamos Advisors believes that some broker-dealers may be willing to enter into such arrangements, but there is no assurance that the Fund will be able to enter into such arrangements to the desired degree.

“WHEN-ISSUED” AND DELAYED DELIVERY SECURITIES

The Fund may purchase securities on a when-issued or delayed-delivery basis. Although the payment and interest terms of these securities are established at the time the Fund enters into the commitment, the securities may be delivered and paid for a month or more after the date of purchase, when their value may have changed. The Fund makes such commitments only with the intention of actually acquiring the securities, but may sell the securities before the settlement date if Calamos Advisors deems it advisable for investment reasons. The Fund may utilize spot and forward foreign currency exchange transactions to reduce the risk inherent in fluctuations in the exchange rate between one currency and another when securities are purchased or sold on a when-issued or delayed-delivery basis.

At the time when the Fund enters into a binding obligation to purchase securities on a when-issued basis, liquid assets (cash, U.S. Government securities or other “high-grade” debt obligations) of the Fund having a value at least as great as the purchase price of the securities to be purchased will be segregated on the books of the Fund and held by the custodian throughout the period of the obligation. The use of this investment strategy, as well as entering into reverse repurchase agreements or engaging in other borrowing as described below, may increase net asset value fluctuation.

REVERSE REPURCHASE AGREEMENTS AND OTHER BORROWINGS

The Fund may enter into reverse repurchase agreements, mortgage dollar rolls, and economically similar transactions to the extent permitted under the leverage limitations of the 1940 Act and the Fund’s investment restrictions described below. A reverse repurchase agreement is a repurchase agreement in which the Fund is the seller of, rather than the investor in, securities and agrees to repurchase them at an agreed-upon time and price. A reverse repurchase agreement enables the Fund to obtain cash to satisfy unusually heavy redemption requests or for other temporary or emergency purposes without needing to sell portfolio securities, or to earn additional income on portfolio securities, such as Treasury bills or notes. Use of a reverse repurchase agreement may be preferable to a regular sale and later repurchase of securities because it avoids certain market risks and transaction costs.

A “mortgage dollar roll” is similar to a reverse repurchase agreement in certain respects. In a “dollar roll” transaction the Fund sells a mortgage-related security, such as a security issued by GNMA, to a dealer and simultaneously agrees to repurchase a similar security (but not the same security) in the future at a pre-determined price. A “dollar roll” can be viewed, like a reverse repurchase agreement, as a collateralized borrowing in which the Fund pledges a mortgage-related security to a dealer to obtain cash. Unlike in the case of reverse repurchase agreements, the dealer with which the Fund enters into a dollar roll transaction is not obligated to return the same securities as those originally sold by the Fund, but only securities which are “substantially identical.” To be considered “substantially identical,” the securities returned to the Fund generally must: (1) be collateralized by the same types of underlying mortgages; (2) be issued by the same agency and be part of the same program; (3) have a similar original stated maturity; (4) have identical net coupon rates; (5) have similar market yields (and therefore price); and (6) satisfy “good delivery” requirements, meaning that the aggregate principal amounts of the securities delivered and received back must be within 0.01% of the initial amount delivered.

The Fund’s obligations under a dollar roll agreement must be covered by segregated or “earmarked” liquid assets equal in value to the securities subject to repurchase by the Fund. As with reverse repurchase agreements, to the extent that positions in dollar roll agreements are not covered by segregated or “earmarked” liquid assets at least equal to the amount of any forward purchase commitment, such transactions would be subject to the Fund’s restrictions on borrowings. Furthermore, because dollar roll transactions may be for terms ranging between one and six months, dollar roll transactions may be deemed “illiquid” and subject to the Fund’s overall limitations on investments in illiquid securities.

The Fund also may effect simultaneous purchase and sale transactions that are known as “sale-buybacks.” A sale-buyback is similar to a reverse repurchase agreement, except that in a sale-buyback, the counterparty who purchases the security is entitled to receive any principal or interest payments made on the underlying security pending settlement of the Fund’s repurchase of the underlying security. The Fund’s obligations under a sale-buyback typically would be covered by segregated liquid assets equal in value to the amount of the Fund’s forward commitment to repurchase the subject security.

ILLIQUID SECURITIES

The Fund may invest up to 15% of its net assets, taken at market value, in illiquid securities, including any securities that are not readily marketable either because they are restricted securities or for other reasons. Restricted securities are securities that are subject to restrictions on resale because they have not been registered for sale under the Securities Act. A position in restricted securities might adversely affect the liquidity and marketability of a portion of the Fund’s portfolio, and the Fund might not be able to sell or dispose of its holdings in such securities promptly or at reasonable prices. In those instances where the Fund is required to have restricted securities held by it registered prior to sale by the Fund and the Fund does not have a contractual commitment from the issuer or seller to pay the costs of such registration, the gross proceeds from the sale of securities would be reduced by the registration costs and underwriting discounts. Any such registration costs are not included in the percentage limitation on the Fund’s investment in restricted securities.

TEMPORARY INVESTMENTS

The Fund may make temporary investments without limitation when Calamos Advisors determines that a defensive position is warranted, or as a reserve for possible cash needs. Such investments may be in money market instruments, consisting of obligations of, or guaranteed as to principal and interest by, the U.S. Government or its agencies or instrumentalities; certificates of deposit, bankers’ acceptances and other obligations of domestic banks having total assets of at least $500 million and that are regulated by the U.S. Government, its agencies or instrumentalities; commercial paper rated in the highest category by a recognized rating agency; cash; and repurchase agreements.

RECENT MARKET CONDITIONS

The financial crisis in both the U.S. and global economies over the past several years, including the European sovereign debt crisis, has resulted, and may continue to result, in an unusually high degree of volatility in the financial markets and the economy at large. Both domestic and international equity and fixed income markets have been experiencing heightened volatility and turmoil, with issuers that have exposure to the real estate, mortgage and credit markets particularly affected. It is uncertain how long these conditions will continue.

In addition to the recent unprecedented turbulence in financial markets, the reduced liquidity in credit and fixed income markets may negatively affect many issuers worldwide. Reduced liquidity in these markets may mean there is less money available to purchase raw materials, goods and services, which may, in turn, bring down the prices of these economic staples. It may also result in some issuers having more difficulty obtaining financing and ultimately may lead to a decline in their stock prices. The values of some sovereign debt and of securities of issuers that hold that sovereign debt have fallen. These events, and the potential for continuing market turbulence, may have an adverse effect on the Fund. In addition, global economies and financial markets are becoming increasingly interconnected, which increases the possibilities that conditions in one country or region might adversely impact issuers in a different country or region.

The U.S. federal government and certain foreign central banks have acted to calm credit markets and increase confidence in the U.S. and world economies. Certain of these entities have injected liquidity into the markets and taken other steps in an effort to stabilize the markets and grow the economy. The ultimate effect of these efforts is, of course, not yet known. Changes in government policies may exacerbate the market’s difficulties and the withdrawal of this support, or other policy changes by governments or central banks, could negatively affect the value and liquidity of certain securities.

The situation in the financial markets has resulted in calls for increased regulation, and the need of many financial institutions for government help has given lawmakers and regulators new leverage. The Dodd-Frank Act initiated a dramatic revision of the U.S. financial regulatory framework that is expected to continue to unfold over several years. The Dodd-Frank Act covers a broad range of topics, including (among many others) a reorganization of federal financial regulators; a process intended to improve financial systemic stability and the resolution of potentially insolvent financial firms; new rules for derivatives trading; the creation of the Consumer Financial Protection Bureau; the registration and additional regulation of hedge and private equity fund managers; and new federal requirements for residential mortgage loans. Instruments in which the Fund may invest, or the issuers of such instruments, may be affected by the new legislation and regulation in ways that may be unforeseeable. Much of the implementing regulations have not yet been finalized. Accordingly, the ultimate effect of the Dodd-Frank Act is not yet certain.

The statutory provisions of the Dodd-Frank Act significantly change in several respects the ways in which investment products are marketed, sold, settled or terminated. In particular, the Dodd-Frank Act mandates the elimination of references to credit ratings in numerous securities laws, including the 1940 Act. Derivatives may be mandated for central clearing under the Dodd-Frank Act, which would likely require technological and other changes to Fund operations and the market in which it will trade. Central clearing would also entail the use of assets of the Fund to satisfy margin calls and this may have an effect on the performance of the Fund. Final regulations implementing the Dodd-Frank Act’s margin requirements and clearing mandates have not yet been issued by the regulators.

The Fund may invest in shares of registered money market funds. In July 2014, the SEC adopted additional amendments to money market fund regulations intended to address perceived systemic risks associated with money market funds and to improve transparency for money market fund investors. In general, the amendments require money market funds that do not meet the definitions of a retail money market fund or government money market fund to transact at a floating NAV per share (similar to all other non-money market mutual funds), instead of at a $1 stable share price, as has traditionally been the case. The amendments also permit all money market funds to impose liquidity fees and redemption gates for use in times of market stress. The SEC also adopted additional diversification, stress testing, and disclosure measures. The amendments represent significant departures from the traditional operation of money market funds and the impact that these amendments might have on funds that invest in money market funds is unclear. The amendments generally are not effective until October 2016.

Because the situation in the markets is widespread and largely unprecedented, it may be unusually difficult to identify both risks and opportunities using past models of the interplay of market forces, or to predict the duration of these market conditions.

REFLOW LIQUIDITY PROGRAM

The Fund may participate in the ReFlow liquidity program, which is designed to provide an alternative liquidity source for mutual funds experiencing net redemptions of their shares. Pursuant to the program, ReFlow Fund, LLC (“ReFlow”) provides participating mutual funds with a source of cash to meet net shareholder redemptions by standing ready each business day to purchase Fund shares up to the value of the net shares redeemed by the other shareholders that are to settle the next business day. After purchasing Fund shares, Reflow then redeems those shares when the Fund next experiences net sales, at the end of ReFlow’s maximum holding period, or at other times at ReFlow’s discretion. For use of the ReFlow service, the Fund pays a fee to ReFlow each time it purchases Fund shares calculated by applying to the purchase amount a fee rate determined through an automated daily auction among participating mutual funds. The current minimum fee rate is 0.15% of the value of the Fund shares purchased by ReFlow. The fee is allocated among the Fund’s share classes based on relative net assets. ReFlow’s purchases of Fund shares are made on an investment-blind basis without regard to the Fund’s investment objective, policies or anticipated performance. ReFlow may purchase various shares of the Fund and will not be subject to any investment minimum applicable to such shares. In accordance with federal securities laws, ReFlow is prohibited from acquiring more than 3% of the outstanding voting securities of the Fund. ReFlow’s investment in the Fund is not subject to the Fund’s Excessive Trading Policies and Procedures described in the Fund’s prospectus. By participating in such a program, there is no assurance that ReFlow will have sufficient funds available to meet the Fund’s needs.

INVESTMENT RESTRICTIONS

The Fund has elected to be classified as a non-diversified, open-end management investment company. Except as noted below, the Fund operates under the following investment restrictions and may not:

(i)	act as an underwriter of securities, except insofar as it may be deemed an underwriter for purposes of the Securities Act on disposition of securities acquired subject to legal or contractual restrictions on resale;

(ii)	purchase or sell real estate (although it may purchase securities secured by real estate or interests therein, or securities issued by companies that invest in real estate or interests therein), commodities or commodity contracts, except that the Fund may enter into (a) futures, options and options on futures, (b) forward contracts and (c) other financial transactions not requiring the delivery of physical commodities;

(iii)	make loans, but this restriction shall not prevent the Fund from (a) investing in debt obligations, (b) investing in repurchase agreements or (c) lending portfolio securities, provided, however, that it may not lend securities if, as a result, the aggregate value of all securities loaned would exceed 33% of its total assets (taken at market value at the time of such loan);

(iv)	borrow, except from banks, other affiliated funds and other entities to the extent that the 1940 Act allows[3];

(v)	invest in a security if more than 25% of its total assets (taken at market value at the time of a particular purchase) would be invested in the securities of issuers in any particular industry, except that this restriction does not apply to securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities; or

(vi)	issue any senior security, except to the extent permitted under the 1940 Act.

The above restrictions are fundamental policies and may not be changed with respect to the Fund without the approval of a “majority” of the outstanding shares of that Fund, which for this purpose means the approval of the lesser of (a) more than 50% of the outstanding voting securities of that Fund or (b) 67% or more of the outstanding shares if the holders of more than 50% of the outstanding shares of that Fund are present or represented at the meeting by proxy.

In addition to the fundamental restrictions listed above, and as a non-fundamental policy the Fund may not:

(a)	invest in shares of other investment companies, except as permitted by the 1940 Act;[4]

[3]

The Fund’s borrowing practices are limited by the 1940 Act. Currently, under the 1940 Act, the Fund may borrow in an aggregate amount not exceeding 33 1/3% of its total assets, including the proceeds of borrowings, for any purpose, but borrowings from entities other than banks may not exceed 5% of its total assets and may be only as a temporary measure for extraordinary or emergency purposes, unless the Fund has received an exemptive order from the SEC permitting it to borrow from other affiliated funds in excess of 5% of its total assets.

[4]

The Fund intends to limit its investment in other investment companies so that, as determined immediately after the Fund invests in another investment company: (i) not more than 5% of the value of its total assets will be invested in the securities of any one investment company; (ii) not more than 10% of the value of its total assets will be invested in the aggregate in securities of investment companies as a group; and (iii) not more than 3% of the outstanding voting shares of any one investment company will be owned by the Fund. Currently, under the 1940 Act, the Fund is permitted to invest in other investment companies in excess of the above limitations if certain requirements are met, including that the Fund whose shares are acquired by another fund in accordance with Section 12(d)(1)(G) of the 1940 Act shall not purchase securities of a registered open-end investment company or registered unit investment trust in reliance on either Section 12(d)(1)(F) or Section 12(d)(1)(G) of the 1940 Act. The Fund may invest without limitation in money market funds, provided that the conditions of Rule 12d1-1 under the 1940 Act are met. Pursuant to orders issued by the SEC to certain other investment companies and procedures approved by the Board, a Fund may invest in the such other investment companies in excess of the 3% limit described above, provided that the Fund otherwise complies with the conditions of the SEC order, as it may be amended, and any other applicable investment limitations.

(b)	invest in companies for the purpose of exercising control or management; or
(c)	invest more than 15% of the Fund’s net assets (taken at market value at the time of each purchase) in illiquid securities, including repurchase agreements maturing in more than seven days.

The non-fundamental investment restrictions above may be changed by the Board without shareholder approval.

Notwithstanding the foregoing investment restrictions, the Fund may purchase securities pursuant to the exercise of subscription rights. Far Eastern and European corporations frequently issue additional capital stock by means of subscription rights offerings to existing shareholders at a price substantially below the market price of the shares. The failure to exercise such rights would result in the Fund’s interest in the issuing company being diluted. The market for such rights is not well developed in all cases and, accordingly, the Fund may not always realize full value on the sale of rights. The exception applies in cases where the limits set forth in the investment restrictions would otherwise be exceeded by exercising rights or would have already been exceeded as a result of fluctuations in the market value of the Fund’s portfolio securities with the result that the Fund would be forced either to sell securities at a time when it might not otherwise have done so, to forego exercising the rights.

MANAGEMENT

TRUSTEES AND OFFICERS

The management of the Trust, including general supervision of the duties performed for the Fund under the investment management agreement between the Trust and Calamos Advisors, is the responsibility of its Board. Each trustee elected will hold office for the lifetime of the Trust or until such trustee’s earlier resignation, death or removal; however, each trustee who is not an interested person of the Trust shall retire as a trustee at the end of the calendar year in which the trustee attains the age of 75 years.

The following table sets forth each trustee’s name, age at October 31, 2015, position(s) with the Trust, number of portfolios in the Calamos Fund Complex overseen, principal occupation(s) during the past five years and other directorships held, and date first elected or appointed. Each trustee oversees each series of the Trust, including the Fund.

TRUSTEES WHO ARE INTERESTED PERSONS OF THE TRUST:

NAME AND AGE	POSITION(S) AND LENGTH OF TIME WITH THE TRUST	PORTFOLIOS OVERSEEN	PRINCIPAL OCCUPATION(S) DURING THE PAST 5 YEARS AND OTHER DIRECTORSHIPS
John P. Calamos, Sr., 75*	Chairman, Trustee and President (since 1988)	28	Chairman, CEO, and Global Co-Chief Investment Officer, Calamos Asset Management, Inc. (“CAM”), Calamos Investments LLC (“CILLC”), Calamos Advisors LLC and its predecessor (“Calamos Advisors”) and Calamos Wealth Management LLC (“CWM”), and previously Chief Executive Officer, Calamos Financial Services LLC and its predecessor (“CFS”); Director, CAM

*	Mr. Calamos is an “interested person” of the Trust as defined in the 1940 Act because he is an officer of the Trust and an affiliate of Calamos Advisors and CFS.

TRUSTEES WHO ARE NOT INTERESTED PERSONS OF THE TRUST:

NAME AND AGE	POSITION(S) AND LENGTH OF TIME WITH TRUST	PORTFOLIOS OVERSEEN	PRINCIPAL OCCUPATION(S) DURING THE PAST 5 YEARS AND OTHER DIRECTORSHIPS
John E. Neal, 65	Trustee (since 2001)	28	Private investor; Director, Equity Residential Trust (publicly-owned REIT) and Creation Investment (private international microfinance company); Partner, Linden LLC (health care private equity)

William R. Rybak, 64	Trustee (since 2002)	28	Private investor; Director, Christian Brothers Investment Services Inc. (since February 2010); Director, Private Bancorp (since December 2003); Trustee, JNL Series Trust, JNL Investors Series Trust, JNL Strategic Income Fund LLC and JNL Variable Fund LLC** (since January 2007); Trustee, Lewis University (since October 2012); formerly Executive Vice President and Chief Financial Officer, Van Kampen Investments, Inc. and subsidiaries (investment manager); Director, Howe Barnes Hoefer & Arnett (until March 2011)

Stephen B. Timbers, 71	Trustee (since 2004); Lead Independent Trustee (since 2005)	28	Private investor

David D. Tripple, 71	Trustee (since 2006)	28	Private investor; Trustee, Century Growth Opportunities Fund (since 2010), Century Shares Trust and Century Small Cap Select Fund (since January 2004)***

Virginia G. Breen, 51	Trustee (since 2015)	28	Trustee, Neuberger Berman Fund Complex (since 2015)****; Trustee, Jones Lang LaSalle Income Property Trust (since 2004); Director, UBS A&Q Fund Complex (since 2008)*****; Partner, Chelsea Partners (since 2011) (advisory services); Director, Bank of America/US Trust Company (until 2015); Director of Modus Link Global Solutions, Inc. (until 2013);General Partner, Sienna Ventures (until 2011); General Partner, Blue Rock Capital (until 2011) (venture capital fund)

Theresa A. Hamacher, 55	Trustee (since 2015)	28	President, Versanture Consulting, LLC (since 2015); President, NICSA, Inc. (non-profit association for investment management industry participants) (until 2015)

*	Mr. Calamos is an “interested person” of the Trust as defined in the 1940 Act because he is an officer of the Trust and an affiliate of Calamos Advisors and CFS.
**	Overseeing 115 portfolios in fund complex.
***	Overseeing three portfolios in fund complex.
****	Overseeing six portfolios in fund complex.
*****	Overseeing eight portfolios in fund complex.

The address of each trustee is 2020 Calamos Court, Naperville, Illinois 60563.

OFFICERS. The preceding table gives information about John P. Calamos, Sr., who is Chairman, Trustee and President of the Trust. The following table sets forth each other officer’s name, age at October 31, 2015, position with the Trust and date first appointed to that position, and principal occupation(s) during the past five years. Each officer serves until his or her successor is chosen and qualified or until his or her resignation or removal by the Board.

NAME AND AGE	POSITION(S) WITH TRUST	PRINCIPAL OCCUPATION(S)
Nimish S. Bhatt, 52	Vice President and Chief Financial Officer (since 2007)	Senior Vice President (since 2004), Chief Financial Officer (since May 2011), Head of Fund Administration (since November 2011), CAM, CILLC, Calamos Advisors, CWM; Director, Calamos Global Funds plc (since 2007); prior thereto Director of Operations (2004-2011);

Robert Behan, 51	Vice President (since September 2013)	President (since September 2015), Head of Global Distribution (since April 2013), CAM, CILLC, Calamos Advisors, CFS; prior thereto Senior Vice President (2009-2013), Head of US Intermediary Distribution (2010-2013); prior thereto Head of Strategic Partners Team (2010- 2010); prior thereto National Accounts/Retirement Services (2009-2010); prior thereto Vice President, Director of Retirement Services (2008-2009)

Curtis Holloway, 48	Treasurer (since 2010), Prior thereto Assistant Treasurer since 2007	Vice President, Fund Administration, (since 2013), Calamos Advisors; Treasurer of Calamos Investment Trust, Calamos Advisors Trust, CHI, CHY, CSQ, CGO, CHW (since June 2010) and CCD (since March 2015); prior thereto Assistant Treasurer (2007-2010)

J. Christopher Jackson, 64	Vice President and Secretary (since 2010)	Senior Vice President, General Counsel and Secretary, CAM, CILLC, Calamos Advisors and CFS (since 2010); Director, Calamos Global Funds plc (since 2011); Director, Calamos Arista Strategic Master Fund Ltd. and Calamos Arista Strategic Fund Ltd. (2013-2015); prior thereto Director, U.S. Head of Retail Legal and Co-Global Head of Retail Legal of Deutsche Bank AG (2006-2010);

Mark J. Mickey, 64	Chief Compliance Officer (since 2005)	Chief Compliance Officer, Calamos Funds (since 2005)

The address of each officer is 2020 Calamos Court, Naperville, Illinois 60563.

COMMITTEES OF THE BOARD OF TRUSTEES. The Trust’s Board currently has five standing committees:

Executive Committee. Messrs. John Calamos and Stephen Timbers are members of the executive committee, which has authority during intervals between meetings of the Board to exercise the powers of the Board, with certain exceptions. John Calamos is an interested trustee of the Trust.

Dividend Committee. Mr. John Calamos serves as the sole member of the dividend committee. The dividend committee is authorized to declare distributions on the shares of the Trust’s series in accordance with such series’ distribution policies, including, but not limited to, regular dividends, special dividends and short- and long-term capital gains distributions.

Audit Committee. Messrs. Neal, Rybak, Timbers and Tripple, and Mses. Breen and Hamacher serve on the audit committee. The audit committee operates under a written charter adopted and approved by the Board. The audit committee selects independent auditors, approves services to be rendered by the auditors, monitors the auditors’ performance, reviews the results of the Trust’s audit and responds to other matters deemed appropriate by the Board. All members of the audit committee are independent trustees of the Trust.

Valuation Committee. Messrs. Neal, Rybak, Timbers and Tripple, and Mses. Breen and Hamacher serve on the valuation committee. The valuation committee operates under a written charter approved by the Board. The valuation committee oversees valuation matters of the Trust delegated to the pricing committee, including the fair valuation determinations and methodologies proposed and utilized by the pricing committee, reviews the Trust’s valuation procedures and their application by the pricing committee, reviews pricing errors and procedures for calculation of net asset value of each series of the Trust and responds to other matters deemed appropriate by the Board.

Governance Committee. Messrs. Neal, Rybak, Timbers and Tripple, and Mses. Breen and Hamacher serve on the governance committee. The governance committee operates under a written charter adopted and approved by the Board. The governance committee oversees the independence and effective functioning of the Board and endeavors to be informed about good practices for mutual fund boards. It also makes recommendations to the Board regarding compensation of independent trustees. The governance committee also functions as a nominating committee by making recommendations to the Board regarding candidates for election as non-interested trustees. The governance committee looks to many sources for recommendations of qualified trustees, including current trustees, employees of Calamos Advisors, current shareholders of the Fund, search firms that are compensated for their services and other third party sources. Any such search firm identifies and evaluates potential candidates, conducts screening interviews and provides information to the governance committee with respect to the individual candidates and the market for available candidates. In making trustee recommendations, the governance committee considers a number of factors, including a candidate’s background, integrity, knowledge and relevant experience. These factors are set forth in an appendix to the committee’s charter. Any prospective candidate is interviewed by the trustees and officers, and references are checked. The governance committee will consider shareholder recommendations regarding potential trustee candidates that are properly submitted to the governance committee for its consideration.

A Fund shareholder who wishes to propose a trustee candidate must submit any such recommendation in writing via regular mail to the attention of the Trust’s Secretary, at the address of the Trust’s principal executive offices. The shareholder recommendation must include:

•

the number and class of all shares of the Trust’s series owned beneficially or of record by the nominating shareholder at the time the recommendation is submitted and the dates on which such shares were acquired, specifying the number of shares owned beneficially;

•

a full listing of the proposed candidate’s education, experience (including knowledge of the investment company industry, experience as a director or senior officer of public or private companies, and directorships on other boards of other registered investment companies), current employment, date of birth, business and residence address, and the names and addresses of at least three professional references;

•

information as to whether the candidate is, has been or may be an “interested person” (as such term is defined in the 1940 Act) of the Trust, Calamos Advisors or any of its affiliates, and, if believed not to be or have been an “interested person,” information regarding the candidate that will be sufficient for the committee to make such determination;

•	the written and signed consent of the candidate to be named as a nominee and to serve as a trustee of the Trust, if elected;

•

a description of all arrangements or understandings between the nominating shareholder, the candidate and/or any other person or persons (including their names) pursuant to which the shareholder recommendation is being made, and if none, so specify;

•	the class or series and number of all shares of the Trust’s series owned of record or beneficially by the candidate, as reported by the candidate; and

•	such other information that would be helpful to the governance committee in evaluating the candidate.

The governance committee may require the nominating shareholder to furnish other information it may reasonably require or deem necessary to verify any information furnished pursuant to the procedures delineated above or to determine the qualifications and eligibility of the candidate proposed by the nominating shareholder to serve as a trustee. If the nominating shareholder fails to provide such additional information in writing within seven days of receipt of written request from the governance committee, the recommendation of such candidate will be deemed not properly submitted for consideration, and the governance committee is not required to consider such candidate.

Unless otherwise specified by the governance committee’s chairman or by legal counsel to the non-interested trustees, the Trust’s Secretary will promptly forward all shareholder recommendations to the governance committee’s chairman and the legal counsel to the non-interested trustees, indicating whether the shareholder recommendation has been properly submitted pursuant to the procedures adopted by the governance committee for the consideration of trustee candidates nominated by shareholders.

Recommendations for candidates as trustees will be evaluated, among other things, in light of whether the number of trustees is expected to change and whether the trustees expect any vacancies. During periods when the governance committee is not actively recruiting new trustees, shareholder recommendations will be kept on file until active recruitment is under way. After consideration of a shareholder recommendation, the governance committee may dispose of the shareholder recommendation.

In addition to the above committees, there is a pricing committee, appointed by the Board, comprised of officers of the Trust and employees of Calamos Advisors.

The following table identifies the number of meetings the Board and each committee held during the fiscal year ended October 31, 2015.

NUMBER OF MEETINGS DURING FISCAL YEAR ENDED October 31, 2015
Board	10
Executive Committee	0
Audit Committee	4
Governance Committee	2
Dividend Committee	12
Valuation Committee	4

LEADERSHIP STRUCTURE AND QUALIFICATIONS OF THE BOARD OF TRUSTEES. The Board is responsible for oversight of the Trust. The Trust has engaged Calamos Advisors to manage the Fund on a day-to-day basis. The Board oversees Calamos Advisors and certain other principal service providers in the operations of the Fund. The Board is currently composed of six members, five of whom are non-interested trustees. The Board meets in-person at regularly scheduled meetings four times throughout the year. In addition, the Board may meet in-person or by telephone at special meetings or on an informal basis at other times. As described above, the Board has established five standing committees — Audit, Dividend, Executive, Governance and Valuation — and may establish ad hoc committees or working groups from time to time to assist the Board in fulfilling its oversight responsibilities. The non-interested trustees also have engaged independent legal counsel to assist them in fulfilling their responsibilities. Such independent legal counsel also serves as counsel to the Trust.

The chairman of the Board is an “interested person” of the Trust (as such term is defined in the 1940 Act). The non-interested trustees have appointed a lead independent trustee. The lead independent trustee serves as a liaison between Calamos Advisors and the non-interested trustees and leads the non-interested trustees in all aspects of their oversight of the Fund. Among other things, the lead independent trustee reviews and approves, with the chairman, the agenda for each Board and committee meeting and facilitates communication among the Trust’s non-interested trustees. The trustees believe that the Board’s leadership structure is appropriate given the characteristics and circumstances of the Trust. The trustees also believe that this structure facilitates the exercise of the Board’s independent judgment in fulfilling its oversight function and efficiently allocates responsibility among committees.

The Board has concluded that, based on each trustee’s experience, qualifications, attributes or skills on an individual basis and in combination with those of the other trustees, each trustee should serve as a member of the Board. In making this determination, the Board has taken into account the actual service of the trustees during their tenure in concluding that each should continue to serve. The Board also has considered each trustee’s background and experience. Set forth below is a brief discussion of the specific experience qualifications, attributes or skills of each trustee that led the Board to conclude that he should serve as a trustee.

Each of Messrs. Calamos, Neal, Rybak, Timbers and Tripple has served for more than eight years as a trustee of the Trust. In addition, each of Mses. Breen and Hamacher and Messrs. Calamos, Neal, Rybak, Timbers and Tripple has more than 25 years of experience in the financial services industry. Each of Ms. Breen and Messrs. Calamos, Neal, Rybak, Timbers and Tripple has experience serving on boards of other entities, including other investment companies. Each of Ms. Breen and Messrs. Calamos, Neal, Rybak and Timbers has earned a Masters of Business Administration degree, and Mr. Tripple has earned a Juris Doctor degree.

RISK OVERSIGHT. The operation of a mutual fund, including its investment activities, generally involves a variety of risks. As part of its oversight of the Fund, the Board oversees risk through various regular Board and committee activities. The Board, directly or through its committees, reviews reports from, among others, Calamos Advisors, the Trust’s Compliance Officer, the Trust’s independent registered public accounting firm, outside legal counsel, and internal auditors of Calamos Advisors or its affiliates, as appropriate, regarding risks faced by the Fund and the risk management programs of Calamos Advisors and certain service providers. The actual day-to-day risk management with respect to the Fund resides with Calamos Advisors and other service providers to the Fund. Although the risk management policies of Calamos Advisors and the service providers are designed to be effective, there is no guarantee that they will anticipate or mitigate all risks. Not all risks that may affect the Fund can be identified, eliminated or mitigated and some risks simply may not be anticipated or may be beyond the control of the Board or Calamos Advisors, its affiliates or other service providers.

TRUSTEE AND OFFICER COMPENSATION. John P. Calamos, Sr., the trustee who is an “interested person” of the Trust, does not receive compensation from the Trust. Although they are compensated, the non-interested trustees do not receive any pension or retirement benefits from the Trust. Mr. Mickey is the only Trust officer who receives compensation from the Trust. The following table sets forth the total compensation (including any amounts deferred, as described below) paid by the Trust during the periods indicated to each of the current trustees and officers compensated by the Trust.

	FISCAL YEAR ENDED OCTOBER 31, 2015
NAME	AGGREGATE COMPENSATION FROM THE TRUST[3]	TOTAL COMPENSATION FROM CALAMOS FUND COMPLEX[4]
John P. Calamos, Sr.	$0	$0
Virginia G. Breen(1)	$24,934	$37,500
Theresa A. Hamacher(1)	$24,934	$37,500
Weston W. Marsh(2)(3)	$84,207	$127,500
John E. Neal(3)	$122,823	$185,000
William R. Rybak	$115,982	$175,000
Stephen B. Timbers	$131,589	$198,000
David D. Tripple	$115,982	$175,000
Mark J. Mickey	$102,122	$150,000

[1]	Mses. Breen and Hamacher were elected to the Board effective July 20, 2015.
[2]	Mr. Marsh resigned from the Board of Trustees of the Calamos Funds on July 18, 2015.
[3]

Includes fees deferred during the relevant period pursuant to a deferred compensation plan. Deferred amounts are treated as though such amounts have been invested and reinvested in shares of one or more series of the Trust as selected by the trustee. As of October 31, 2015, the value of the deferred compensation account for Mr. Neal was $1,541,464.

[4]	Consisting of 27 portfolios as of the end of the period indicated.

The compensation paid to the non-interested trustees of Calamos Funds for their services as such consists of an annual retainer fee in the amount of $86,000, with annual supplemental retainers of $40,000 to the lead independent trustee, $20,000 to the chair of the audit committee and $10,000 to the chair of any other committee. Each non-interested trustee receives a meeting attendance fee of $7,000 for any regular or special Board meeting attended in person, $3,500 for any regular or special Board meeting attended by telephone, $3,000 for any committee meeting attended in person or by telephone, and $1,500 per ad-hoc committee meeting to the Ad-hoc committee chair.

Compensation paid to the non-interested trustees is allocated among the series of the Calamos Funds in accordance with a procedure determined from time to time by the Board. The Trust has adopted a deferred compensation plan for non-interested trustees (the “Plan”). Under the Plan, a trustee who is not an “interested person” of Calamos Advisors and has elected to participate in the Plan (a “participating trustee”) may defer receipt of all or a portion of his compensation from the Trust in order to defer payment of income taxes or for other reasons. The deferred compensation payable to the participating trustee is credited to the trustee’s deferral account as of the business day such compensation otherwise would have been paid to the trustee. The value of a trustee’s deferred compensation account at any time is equal to what the value would be if the amounts credited to the account had instead been invested in Class I shares of one or more of the series of the Trust as designated by the trustee. Thus, the value of the account increases with contributions to the account or with increases in the value of the measuring shares, and the value of the account decreases with withdrawals from the account or with declines in the value of the measuring shares. If a participating trustee retires, the trustee may elect to receive payments under the plan in a lump sum or in equal annual installments over a period of five years. If a participating trustee dies, any amount payable under the Plan will be paid to the trustee’s beneficiaries. Each series’ obligation to make payments under the Plan is a general obligation of that series. No series is liable for the obligations of any other series to make payments under the Plan.

AGGREGATE DOLLAR RANGE OF SHARES OF ALL FUNDS IN THE FUND COMPLEX*
John P. Calamos, Sr.(1)	Over $ 100,000
Virginia G. Breen(2)	None
Theresa A. Hamacher(2)	None
John E. Neal	Over $ 100,000
William R. Rybak	Over $ 100,000
Stephen B. Timbers	Over $ 100,000
David D. Tripple	Over $ 100,000

(1)	Pursuant to Rule 16a-1(a)(2) of the 1934 Act, John P. Calamos, Sr. may be deemed to have indirect beneficial ownership of Fund shares held by Calamos Investments LLC, its subsidiaries, and its parent companies (Calamos Asset Management, Inc. and Calamos Family Partners, Inc.) due to his direct or indirect ownership interest in those entities. As a result, these amounts reflect any holdings of those entities in addition to the individual, personal accounts of John P. Calamos, Sr.
(2)	Mses. Breen and Hamacher were elected to the Board effective July 20, 2015.
*	Valuation as of December 31, 2015.

No trustee who is not an “interested person” of the Trust owns beneficially or of record, any security of Calamos Advisors, CFS, or any person (other than a registered investment company) directly or indirectly controlling, controlled by or under common control with Calamos Advisors or CFS.

CODE OF ETHICS. Employees of Calamos Advisors and Calamos Financial Services LLC (“CFS”), the Fund’s distributor, are permitted to make personal securities transactions, including transactions in securities that the Trust may purchase, sell or hold, subject to requirements and restrictions set forth in the Code of Ethics of the Trust, Calamos Advisors and CFS. The Code of Ethics adopted pursuant to Rule 17j-1 under the 1940 Act contains provisions and requirements designed to identify and address certain conflicts of interest between personal investment activities of Calamos Advisors and CFS employees and the interests of investment advisory clients such as the Trust. Among other things, the Code of Ethics prohibits certain types of transactions absent prior approval, imposes time periods during which personal transactions may not be made in certain securities, and requires the submission of duplicate broker confirmations and statements and quarterly reporting of securities transactions. Additional restrictions apply to portfolio managers, traders, research analysts and others involved in the investment advisory process. Exceptions to these and other provisions of the Code of Ethics may be granted in particular circumstances after review by appropriate personnel.

Affiliates of Calamos Advisors and CFS, CAM, CILLC, Calamos Family Partners, Inc. (“CFP”) and the owners of these affiliates, which include John P. Calamos, Sr. and members of his family (“Calamos Family”), may invest in products managed by Calamos Advisors to support the continued growth of our investment products and strategies, including investments to seed new products. Notwithstanding any provision to the contrary in the Code of Ethics, investments made by CAM, CILLC, CFP and the Calamos Family in products managed by Calamos Advisors are not subject to restrictions of the Code of Ethics regarding short term or speculative trading. As a result, such entities or individuals may hedge corporate or personal investments in such products. However, these hedging transactions are subject to pre-clearance by the Compliance Department and reporting to the CAM Audit Committee. In addition, the trading execution order must be (1) products or accounts managed by Calamos Advisors (2) CAM, (3) CILLC, (4) and CFP and/or the Calamos Family. All other provisions of the Code of Ethics are otherwise applicable.

The General Counsel may approve additional strategies or instruments based on unusual market circumstances and on the determination that the transactions would not impact the broader market or conflict with any customer activity.

PROXY VOTING PROCEDURES. The Fund has delegated proxy voting responsibilities to Calamos Advisors, subject to the Board’s general oversight. The Fund expects Calamos Advisors to vote proxies related to the Fund’s portfolio securities for which the Fund has voting authority consistent with the Fund’s best interests. Calamos Advisors has adopted its own Proxy Voting Policies and Procedures (the “Policies”). The Policies address, among other things, conflicts of interest that may arise between the Fund’s interests, and the interests of Calamos Advisors and its affiliates.

The following is a summary of the Policies used by Calamos Advisors in voting proxies.

To assist it in voting proxies, Calamos Advisors has established a committee comprised of members of its Portfolio Management and Research Departments. The committee and/or its members will vote proxies using the following guidelines.

In general, if Calamos Advisors believes that a company’s management and board have interests sufficiently aligned with the Fund’s interest, Calamos Advisors will vote in favor of proposals recommended by the company’s board. More specifically, Calamos Advisors seeks to ensure that the board of directors of a company is sufficiently aligned with security holders’ interests and provides proper oversight of the company’s management. In many cases this may be best accomplished by having a majority of independent board members. Although Calamos Advisors will examine board member elections on a case-by-case basis, it will generally vote for the election of directors that would result in a board comprised of a majority of independent directors.

Because of the enormous variety and complexity of transactions that are presented to shareholders, such as mergers, acquisitions, reincorporations, adoptions of anti-takeover measures (including adoption of a shareholder rights plan, requiring supermajority voting on particular issues, adoption of fair price provisions, issuance of blank check preferred stocks and the creation of a separate class of stock with unequal voting rights), changes to capital structures (including authorizing additional shares, repurchasing stock or approving a stock split), executive compensation and option plans, that occur in a variety of industries, companies and market cycles, it is extremely difficult to foresee exactly what would be in the best interests of the Fund in all circumstances. Moreover, voting on such proposals involves considerations unique to each transaction. Accordingly, Calamos Advisors will vote on a case-by-case basis on proposals presenting these transactions.

To assist it in analyzing proxies, Calamos subscribes to Broadridge, an unaffiliated third-party corporate governance research service that provides in-depth analyses of shareholder meeting agendas, voting recommendations, record keeping and vote disclosure services. Proxies received by the Fund are voted based upon Calamos’ proxy voting guidelines. CAL has established an internal proxy group that is responsible for maintaining oversight of all facets of the processes described above. Any proxy that is not covered by the proxy voting guidelines is reviewed and considered by Calamos’ proxy group and is voted in accordance with that review. In addition, this service facilitates the voting of each proxy in accordance with our proxy voting policy. Based on the instruction provided by the proxy group and/or the principles inherent in CAL’s proxy policy, the Corporate Actions Department will vote and process proxies.

Finally, Calamos Advisors has established procedures to help resolve conflicts of interests that might arise when voting proxies for the Fund. These procedures provide that the committee, along with Calamos Advisors’ Legal and Compliance Departments, will examine conflicts of interests with the Fund of which Calamos Advisors is aware and seek to resolve such conflicts in the Fund’s best interests, irrespective of any such conflict. If a member of the committee has a personal conflict of interest, that member will refrain from voting and the remainder of the committee will determine how to vote the proxy solely on the investment merits of any proposal. The committee will then memorialize the conflict and the procedures used to address the conflict.

The Trust is required to file with the SEC its complete proxy voting record for the 12-month period ending June 30, by no later than August 31 of each year. The Trust’s proxy voting record for the most recent 12-month period ending June 30 is available by August 31 of each year (1) on the SEC’s website at www.sec.gov, and (2) without charge, upon request, by calling 800-582-6959.

You may obtain a copy of Calamos Advisors’ Policies by calling 800.582.6959, by visiting Calamos Advisors’ website at www.calamos.com, by writing Calamos Advisors at: Calamos Investments, Attn: Client Services, 2020 Calamos Court, Naperville, IL 60563, and on the SEC’s website at www.sec.gov.

DISCLOSURE OF PORTFOLIO HOLDINGS. The Board, including a majority of the non-interested trustees, has adopted policies and procedures to govern the disclosure of portfolio security holdings. The Board considered the circumstances under which portfolio security holdings may be disclosed to different categories of persons and how to address actual and potential conflicts of interests between the interests of the Fund’s shareholders, on the one hand, and those of Calamos Advisors and CFS, on the other. After giving due consideration to such matters and after exercising their fiduciary duties and reasonable business judgment, the Board determined that the Fund has a legitimate business purpose for disclosing portfolio security holdings to the persons described in the policies and procedures, and that the policies and procedures are reasonably designed to ensure that disclosures of portfolio security holdings are not opposed to the best interests of shareholders and appropriately address the potential for material conflicts of interest.

Calamos Advisors and CFS carry out the policies and procedures governing disclosure of portfolio security holdings, and as such have access to information regarding portfolio security holdings on a daily basis and may disclose that information to the Fund’s service providers and other third parties only in accordance with the policies and procedures adopted by the Board.

Disclosure to the Public

A complete list of portfolio holdings as of the last business day of the preceding calendar month may be disclosed no earlier than 30 days after the end of the previous calendar month.

A subset of the Fund’s portfolio security holdings “top ten” list may be disclosed no earlier than 10 days after the end of the previous calendar month.

Portfolio attribution, any information relating to the Fund’s portfolio characteristics, such as, but not limited to, industries or sectors within the Fund, income distributions, potential capital gains, beta, average weighted average, current yield, or SEC yield may be disclosed on a ten (10) day lag.

Based on an internal exception process and review of conflicts of interest, the Fund may publicly disclose whether an individual security is, or is not, owned by the Fund if the Fund determines that the disclosure is not opposed to the best interests of shareholders and any conflicts of interest are addressed. Such an exception shall be reported to the Fund’s Board at the next scheduled meeting.

The Fund’s most current public portfolio holdings information may be found at www.calamos.com.

Non-Public Disclosure

Disclosure to Rating and Ranking Agencies. A complete list of portfolio security holdings as of the last business day of the preceding calendar quarter may be disclosed to rating or ranking agencies, such as S&P, Moody’s, Morningstar, Inc. (“Morningstar”) and Lipper, Inc. (“Lipper”), no earlier than 30 days after the end of such quarter. Any non-public disclosure to rating or ranking agencies shall be made subject to a duty of confidentiality, including a duty not to trade on non-public information. As of December 31, 2015, the following rating or ranking agencies are provided portfolio security holdings information in connection with the above procedures: Standard & Poor’s Financial Services, LLC, Bloomberg LP, Thompson Reuters, Morningstar, Inc., and FactSet Financial Research Systems, Inc.

Disclosure to Third Parties. Portfolio security holdings may be disclosed more frequently than described above to third parties, with little or no lag time, when the Fund has a legitimate business purpose for doing so. The frequency and lag time of such disclosure is based upon each party’s need for the information. Third parties include, but are not limited to, the Fund’s investment adviser, principal underwriter, custodian, transfer agent, administrator, fund accounting agent, financial accounting agent, independent auditors, attorneys or such other selected third parties. As of December 31, 2015, the following parties receive non-public portfolio security holdings disclosure: Calamos Advisors, CFS, State Street Corporation, US Bancorp Fund Services LLC, Deloitte & Touche LLP, and Ropes & Gray LLP. The third parties have a duty to keep the Fund’s non-public information confidential either through written contractual arrangements with the Fund or Calamos Advisors, or by the nature of their fiduciary duty with respect to the Fund, which includes a duty of confidentiality and a duty to refrain from trading on non-public information. The Fund may be harmed if the service providers breach any non-contractual duty to keep the Fund’s non-public information confidential as the Fund may have no contractual remedies or recourse against such breaching parties.

In addition, the Fund, Calamos Advisors, CFS and the Fund’s administrator and custodian may, for legitimate business purposes within the scope of their duties and responsibilities, disclose portfolio security holdings (whether a complete list of portfolio security holdings or a subset thereof) and other positions comprising the Fund’s assets to one or more broker-dealers or foreign custodians during the course of, or in connection with, normal day-to-day securities and derivative transactions with or through such broker-dealers or foreign custodians, subject to such broker-dealer’s obligation and/or foreign custodian’s fiduciary duty not to disclose or use material, non-public information concerning the Fund’s portfolio security holdings without the consent of the Fund or its agents. Any such disclosure must be approved in writing by Calamos Advisors’ General Counsel or, in his absence, the Trust’s Chief Compliance Officer.

Disclosures required by Applicable Law. The Fund, Calamos Advisors and CFS may disclose portfolio security holdings information of the Fund as may be required by applicable law, rule, regulation or court order. Any officer of the Fund, Calamos Advisors or CFS is authorized to disclose portfolio security holdings pursuant to these policies and procedures.

As part of the Fund’s compliance program under Rule 38a-1 under the 1940 Act, the Trust’s Chief Compliance Officer periodically will review or cause to be reviewed portfolio security holding disclosures in order to seek compliance with these policies and procedures. The Board will oversee disclosures through the reporting of the Chief Compliance Officer.

The Fund, Calamos Advisors and CFS do not receive compensation or other consideration for the disclosure of portfolio security holdings.

INVESTMENT ADVISORY SERVICES

Investment management and certain other services are provided to the Trust by Calamos Advisors pursuant to a Management Agreement (the “Management Agreement”) dated August 1, 2000, as amended. Calamos Advisors also furnishes office space, equipment and management personnel to the Trust. For more information, see the prospectus under “Who manages the Fund?”

The Fund pays Calamos Advisors a fee based on its average daily net assets that is accrued daily and paid on a monthly basis. The Fund pays a fee on its average daily net assets at the annual rate of 1.25% on average daily net assets.

Calamos Advisors is an indirect subsidiary of Calamos Asset Management, Inc., whose voting shares are majority-owned by Calamos Family Partners, Inc., which is controlled by John P. Calamos, Sr. and the Calamos family. John P. Calamos, Sr., is an affiliated person of the Fund and its advisor by virtue of his position as Chairman, Trustee and President of the Trust and Chairman, CEO and Global Co-Chief Investment Officer (“Global Co-CIO”) of Calamos Advisors. Robert F. Behan, Nimish S. Bhatt, Curtis Holloway and J. Christopher Jackson are affiliated persons of the Fund and their advisor by virtue of their positions as Vice President; Vice President and Chief Financial Officer; Treasurer; and Vice President and Secretary of the Trust; respectively, and as President and Head of Global Distribution, Senior Vice President and Chief Financial Officer; Vice President; and Senior Vice President, General Counsel and Secretary of Calamos Advisors, respectively.

The use of the name “Calamos” in the name of the Trust and in the name of the Fund is pursuant to licenses granted by Calamos Investments LLC, and the Trust has agreed to change the name to remove the reference if Calamos Advisors ceases to act as investment adviser to the Fund.

EXPENSES

Subject to the expense limitations described below, the Fund pays all of its own operating expenses that are not specifically assumed by Calamos Advisors, including (i) fees of Calamos Advisors; (ii) interest, taxes and any governmental filing fees; (iii) compensation and expenses of the trustees, other than those who are interested persons of the Trust, Calamos Advisors or CFS; (iv) legal, audit, custodial and transfer agency fees and expenses; (v) fees and expenses related to the Fund’s organization and registration and qualification of the Fund and its shares under federal and state securities laws; (vi) expenses of printing and mailing reports, notices and proxy material to shareholders, and expenses incidental to meetings of shareholders; (vii) expenses of preparing prospectuses and of printing and distributing them to existing shareholders; (viii) insurance premiums; (ix) litigation and indemnification expenses and other extraordinary expenses not incurred in the normal course of the business of the Trust; (x) distribution expenses pursuant to the Fund’s Distribution Plans; and (xi) brokerage commissions and other transaction-related costs.

CALAMOS ADVISORS has contractually agreed to limit the annual ordinary operating expenses of the Fund, as a percentage of the average net assets of the particular class of shares, to 2.00% for Class A shares, 2.75% for Class C shares and 1.75% for Class I shares. For purposes of this expense limitation agreement, operating expenses do not include dividend expense on short positions. This expense limitation agreement is binding on CALAMOS ADVISORS through March 31, 2017.

PORTFOLIO MANAGER

The Portfolio Manager also has responsibility for the day-to-day management of accounts other than the Fund. Information regarding these other accounts as of October 31, 2015 is set forth below.

	Registered Investment Companies		Other Pooled Investment Vehicles		Other Accounts
	Accounts	Assets	Accounts	Assets	Accounts	Assets
Michael Grant	3	94,376,786	1	4,447,904	0	—

As of October 31, 2015, the accounts listed below include an advisory fee that is based on performance of the account.

	Registered Investment Companies		Other Pooled Investment Vehicles		Other Accounts
	Accounts	Assets	Accounts	Assets	Accounts	Assets
Michael Grant	0	—	1	4,447,904	0	—

The Portfolio Manager may invest for his own benefit in securities held in brokerage and mutual fund accounts. The information shown in the table does not include information about those accounts where the Portfolio Manager or members of his family have a beneficial or pecuniary interest because no advisory relationship exists with Calamos Advisors or any of its affiliates.

The Fund’s Portfolio Manager is responsible for managing both the Fund and other accounts, including separate accounts and funds not required to be registered under the 1940 Act.

Other than potential conflicts between investment strategies, the side-by-side management of both the Fund and other accounts may raise potential conflicts of interest due to the interest held by Calamos Advisors in an account and certain trading practices used by the portfolio managers (e.g., cross trades between the Fund and another account and allocation of aggregated trades). Calamos Advisors has developed policies and procedures reasonably designed to mitigate those conflicts. For example, Calamos Advisors will only place cross-trades in securities held by the Fund in accordance with the rules promulgated under the 1940 Act and has adopted policies designed to ensure the fair allocation of securities purchased on an aggregated basis. The allocation methodology employed by Calamos Advisors varies depending on the type of securities sought to be bought or sold and the type of client or group of clients. Generally, however, orders are placed first for those clients that have given Calamos Advisors brokerage discretion (including the ability to step out a portion of trades), and then to clients that have directed Calamos Advisors to execute trades through a specific broker. However, if the directed broker allows Calamos Advisors to execute with other brokerage firms, which then book the transaction directly with the directed broker, the order will be placed as if the client had given Calamos Advisors full brokerage discretion. Calamos Advisors and its affiliates frequently use a “rotational” method of placing and aggregating client orders and will build and fill a position for a designated client or group of clients before placing orders for other clients.

A client account may not receive an allocation of an order if: (a) the client would receive an unmarketable amount of securities based on account size; (b) the client has precluded Calamos Advisors from using a particular broker; (c) the cash balance in the client account will be insufficient to pay for the securities allocated to it at settlement; (d) current portfolio attributes make an allocation inappropriate; and (e) account specific guidelines, objectives and other account specific factors make an allocation inappropriate. Allocation methodology may be modified when strict adherence to the usual allocation is impractical or leads to inefficient or undesirable results. Calamos Advisors’ head trader must approve each instance that the usual allocation methodology is not followed and provide a reasonable basis for such instances and all modifications must be reported in writing to the Calamos Advisors’ Chief Compliance Officer on a monthly basis.

Investment opportunities for which there is limited availability generally are allocated among participating client accounts pursuant to an objective methodology (i.e., either on a pro rata basis or using a rotational method, as described above). However, in some instances, Calamos Advisors may consider subjective elements in attempting to allocate a trade, in which case the Fund may not participate, or may participate to a lesser degree than other clients, in the allocation of an investment opportunity. In considering subjective criteria when allocating trades, Calamos Advisors is bound by its fiduciary duty to its clients to treat all client accounts fairly and equitably.

The Portfolio Manager advises certain accounts under a performance fee arrangement. A performance fee arrangement may create an incentive for the Portfolio Manager to make investments that are riskier or more speculative than would be the case in the absence of performance fees. A performance fee arrangement may result in increased compensation to the Portfolio Manager from such accounts due to unrealized appreciation as well as realized gains in the client’s account.

As of October 5, 2015, the Portfolio Manager receives all of his compensation from Calamos Advisors. He receives compensation in the form of an annual base salary, a discretionary bonus (payable in cash) and Long-Term Incentive (“LTI”) awards. The Portfolio Manager has a bonus range of opportunity which is expressed as a percentage of base salary. The Portfolio Manager is also eligible for discretionary LTI awards based on individual and collective performance, however these awards are not guaranteed from year to year. LTI awards consist of restricted stock units or a combination of restricted stock units and stock options. A portion of certain LTI awards must be invested in funds or accounts advised by Calamos Advisors, including funds advised by such individuals. In addition to the forms of compensation described above, the Portfolio Manager is also eligible to receive certain amounts proportionate to advisory fees received from certain other accounts (including certain accounts that pay performance based compensation) for which he provides portfolio manager services, as well as amounts to be determined based on asset levels within certain future accounts (excluding the Fund), subject to various conditions. The existence of these payments could create a conflict of interest with regard to the Portfolio Manager’s allocation of investment opportunities among the accounts for which he acts as portfolio manager. As described in more detail above, Calamos Advisors has in place policies and procedures reasonably designed to mitigate such conflicts of interest.

The amounts paid to the Portfolio Manager and the criteria utilized to determine the amounts are benchmarked against industry specific data provided by third party analytical agencies. The Portfolio Manager’s compensation structure does not differentiate between the Fund and other accounts managed by the Portfolio Manager, and is determined on an overall basis, taking into consideration annually the performance of the various strategies managed by the Portfolio Manager. Portfolio performance, as measured by risk-adjusted portfolio performance, is utilized to determine the target bonus, as well as overall performance of Calamos Advisors. The Portfolio Manager is eligible to receive annual equity awards in shares of Calamos Asset Management, Inc. under an incentive compensation plan.

Historically, the annual equity awards granted under the incentive compensation plan have been comprised of stock options and restricted stock units which vest over periods of time. Unless terminated early, the stock options have a ten-year term. Grants of restricted stock units and stock options must generally be approved by the Compensation Committee of the Board of Directors of Calamos Asset Management, Inc.

The compensation structure described above is also impacted by additional corporate objectives set by the Board of Directors of Calamos Asset Management, Inc., which for 2015 included investment performance, as measured annually by risk-adjusted performance of the investment strategies managed by Calamos Advisors over a blended short- and long-term measurement period; distribution effectiveness, as measured by redemption rates and net sales in products that are open to new investors; and financial performance, as measured by operating earnings and margin.

DISTRIBUTION PLAN

The Trust has adopted a plan pursuant to Rule 12b-1 under the 1940 Act (the “Plan”), whereby Class A shares and Class C shares of the Fund pay to CFS service and distribution fees as described in the prospectus. No distribution or service fees are paid with respect to Class I shares. CFS may use the amount of such fees to defray the costs of commissions and service fees paid to broker-dealers and other financial intermediaries whose customers invest in shares of the Fund and for other purposes.

The Trust’s Board has determined that the Plan could be a significant factor in the growth and retention of Fund assets, resulting in a more advantageous expense ratio and increased investment flexibility, which could benefit each class of Fund shareholders. A cash flow from sales of shares may enable the Fund to meet shareholder redemptions without having to liquidate portfolio securities and to take advantage of buying opportunities without having to make unwarranted liquidations of portfolio securities. The Board also considered that continuing growth in the Fund’s size would be in the shareholders’ best interests because increased size would allow the Fund to realize certain economies of scale in their operations and would likely reduce the proportionate share of expenses borne by each shareholder. Even if the Fund is closed to new investors, the payment of ongoing compensation to a financial intermediary for providing services to its customers based on the value of Fund shares is likely to provide the shareholders with valuable services and to benefit the Fund by promoting shareholder retention and reduced redemptions. The Board therefore determined that it would benefit the Fund to have monies available for the direct distribution and service activities of CFS, as the Fund’s distributor, in promoting the continuous sale of the Fund’s shares. The Board, including the non-interested trustees, concluded, in the exercise of their reasonable business judgment and in light of their fiduciary duties, that there is a reasonable likelihood that the Plan will benefit the Fund and its shareholders.

The Plan has been approved by the Board, including all of the trustees who are non-interested persons as defined in the 1940 Act. The substance of the Plan has also been approved by the vote of a majority of the outstanding shares of the Fund. The Plan must be reviewed annually by the Board and may be continued from year to year by vote of the Board, including a majority of the trustees who are non-interested persons of the Fund and who have no direct or indirect financial interest in the Plan’s operation (“non-interested trustees”), cast in person at a meeting called for that purpose. It is also required that the selection and nomination of non-interested trustees be done by non-interested trustees. The Plan may be terminated at any time, without any penalty, by such trustees, by any act that terminates the distribution agreement between the Trust and CFS, or, as to the Fund, by vote of a majority of the Fund’s outstanding shares.

The Plan may not be amended as to any class of shares of the Fund to increase materially the amount spent for distribution or service expenses or in any other material way without approval by a majority of the outstanding shares of the affected class, and all such material amendments to the Plan must also be approved by the non-interested trustees, in person, at a meeting called for the purpose of voting on any such amendment.

CFS is required to report in writing to the Board at least quarterly on the amounts and purpose of any payments made under the Plan and any distribution or service agreement, as well as to furnish the Board with such other information as may reasonably be requested to enable the Board to make an informed determination of whether the Plan should be continued.

DISTRIBUTOR

CFS, a broker-dealer, serves as principal underwriter and distributor for the Fund, subject to change by a majority of the “non-interested” trustees at any time. CFS is located at 2020 Calamos Court, Naperville, Illinois 60563-1493. CFS is an indirect subsidiary of Calamos Asset Management, Inc. CFS is responsible for all purchases, sales, redemptions and other transfers of shares of the Fund without any charge to the Fund except the fees paid to CFS under the Plan and distribution agreement. CFS is also responsible for all expenses incurred in connection with its performance of services for the Fund, including, but not limited to, personnel, office space and equipment, telephone, postage and stationery expenses. CFS receives commissions from sales of shares of the Fund that are not expenses of the Fund but represent sales commissions added to the net asset value of shares purchased from the Fund. See “How can I buy shares?” in the prospectus. See “Portfolio Transactions.”

The sales charges on sales of Class A shares of the Fund and concessions reallowed to dealers at the time of purchase are as follows:

	SALES CHARGE PAID BY INVESTOR ON PURCHASE OF CLASS A SHARES
	AS A % OF NET AMOUNT INVESTED	AS A % OF OFFERING PRICE	% OF OFFERING PRICE RETAINED BY SELLING DEALER
Less than $50,000	4.99%	4.75%	4.00%
$50,000 but less than $100,000	4.44	4.25	3.50
$100,000 but less than $250,000	3.63	3.50	2.75
$250,000 but less than $500,000	2.56	2.50	2.00
$500,000 but less than $1,000,000	2.04	2.00	1.60
$1,000,000 or more*	None	None	None

The Fund receives the entire net asset value of all of its shares sold. CFS, the Fund’s principal underwriter, retains the sales charge on sales of Class A shares from which it allows discounts from the applicable public offering price to investment dealers. The normal discount to dealers is set forth in the table above. Upon notice to all dealers with whom it has sales agreements, CFS may allow up to the full applicable sales charge, as shown in the above table, during periods and for transactions specified in such notice and such reallowances may be based upon attainment of minimum sales levels. Dealers who receive 90% or more of the sales charge may be deemed to be underwriters under the Securities Act. CFS retains the entire amount of any deferred sales charge on Class C shares redeemed within one year of purchase. CFS may from time to time conduct promotional campaigns in which incentives would be offered to dealers meeting or exceeding stated target sales of shares of the Fund. The cost of any such promotional campaign, including any incentives offered, would be borne entirely by CFS and would have no effect on either the public offering price of Fund shares or the percentage of the public offering price retained by the selling dealer.

CFS has the exclusive right to distribute shares of the Fund through affiliated and unaffiliated dealers on a continuous basis. The obligation of CFS is an agency or “best efforts” arrangement, which does not obligate CFS to sell any stated number of shares.

In connection with the exchange privilege (described in the prospectus under “How can I buy shares? — By exchange”), CFS acts as a service organization for the Fidelity Institutional Money Market-Prime Money Market Portfolio (the “Portfolio”). CFS receives compensation from the Portfolio, through the Portfolio’s 12b-1 Plan, for distribution services provided to the Portfolio.

OTHER COMPENSATION TO INTERMEDIARIES

CAL, CFS and their affiliates are currently subject to supplemental compensation payment requests by certain securities broker-dealers, banks or other intermediaries, including third party administrators of qualified plans (each an “Intermediary”) whose customers have purchased Fund shares. In their discretion, CAL, CFS or their affiliates may make payments to an Intermediary for various purposes. These payments do not increase the amount paid by you or the Fund, as they are paid from the legitimate profits from these entities in what is generally referred to as “revenue sharing.”

Revenue sharing payments are generally a percentage of the account’s average annual net assets. CAL and CFS may make these payments to an Intermediary for various purposes, including to help defray costs incurred by the Intermediary to educate financial advisers about the Fund so they can make recommendations and provide services that are suitable and meet shareholder needs, to access the Intermediary’s representatives, to provide marketing support and other specified services. To the extent that the Fund does not pay for these costs directly, CAL and CFS may also make payments to certain financial intermediaries for administrative services such as record keeping, sub-accounting for shareholder accounts, client account maintenance support, statement preparation, transaction processing, payment of ticket charges per purchase or exchange order placed by a financial intermediary, payment of networking fees in connection with certain mutual fund trading systems, or one-time payments for services such as setting up the Fund on an intermediary’s mutual fund trading system.

These payments may provide Intermediaries with an incentive to favor shares of the Fund over sales of shares of other mutual funds or non-mutual fund investments. These payments may influence the Intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your Intermediary’s website for more information. You may wish to take such payment arrangements into account when considering and evaluating any recommendations relating to Fund shares and you should discuss this matter with your Intermediary and its representatives. The Fund may utilize an Intermediary that offers and sells shares of the Fund to execute portfolio transactions for the Fund. The Fund, Calamos Advisors and CFS do not consider sales of shares of the Fund as a factor in the selection of broker-dealers to execute portfolio transactions for the Fund.

PORTFOLIO TRANSACTIONS

Calamos Advisors is responsible for decisions to buy and sell securities for the Fund, the selection of brokers and dealers to effect the transactions and the negotiation of prices and any brokerage commissions on such transactions.

Portfolio transactions on behalf of the Fund affected on stock exchanges involve the payment of negotiated brokerage commissions. There is generally no stated commission in the case of securities traded in the OTC markets, but the price the Fund pays usually includes an undisclosed dealer commission or mark-up. For securities purchased in an underwritten offering, the price the Fund pays includes a disclosed, fixed commission or discount retained by the underwriter or dealer.

In executing portfolio transactions, Calamos Advisors uses its best efforts to obtain for the Fund the most favorable combination of price and execution available. In seeking the most favorable combination of price and execution, Calamos Advisors considers all factors it deems relevant, including price, the size of the transaction, the nature of the market for the security, the amount of commission, the timing of the transaction taking into account market prices and trends, the execution capability of the broker-dealer and the quality of service rendered by the broker-dealer in other transactions.

In allocating the Fund’s portfolio brokerage transactions to unaffiliated broker-dealers, Calamos Advisors may take into consideration the research, analytical, statistical and other information and services provided by the broker-dealer, such as general economic reports and information, reports or analyses of particular companies or industry groups, market timing and technical information, and the availability of the brokerage firm’s analysts for consultation. Although Calamos Advisors believes these services have substantial value, they are considered supplemental to Calamos Advisors’ own efforts in performing its duties under the Management Agreement.

Calamos Advisors does not guarantee any broker the placement of a predetermined amount of securities transactions in return for the research or brokerage services it provides. Calamos Advisors does, however, have internal procedures for allocating transactions in a manner consistent with its execution policies to brokers that it has identified as providing research, research-related products or services, or execution-related services of a particular benefit to its clients. Calamos Advisors has entered into client commission agreements (“CCAs”) with certain broker-dealers under which the broker-dealers may use a portion of their commissions to pay third parties or other broker-dealers that provide Calamos Advisors with research or brokerage services, as permitted under Section 28(e) of the Exchange Act. CCAs allow Calamos Advisors to direct broker-dealers to pool commissions that are generated from orders executed at that broker-dealer, and then periodically direct the broker-dealer to pay third parties or other broker-dealers for research or brokerage services. All uses of CCAs by Calamos Advisors are subject to applicable law and their best execution obligations. Brokerage and research products and services furnished by brokers may be used in servicing any or all of the clients of Calamos Advisors and such research may not necessarily be used by Calamos Advisors in connection with the accounts which paid commissions to the broker providing such brokerage and research products and services.

As permitted by Section 28(e) of the 1934 Act, Calamos Advisors may pay a broker-dealer that provides brokerage and research services an amount of commission for effecting a securities transaction for the Fund in excess of the commission that another broker-dealer would have charged for effecting that transaction if Calamos Advisors believes the amount to be reasonable in relation to the value of the overall quality of the brokerage and research services provided. Other clients of Calamos Advisors may indirectly benefit from the availability of these services to Calamos Advisors, and the Fund may indirectly benefit from services available to Calamos Advisors as a result of research services received by Calamos Advisors through transactions for other clients. In addition, Calamos Advisors may execute portfolio transactions for the Fund, to the extent permitted by law, through broker-dealers affiliated with the Fund, Calamos Advisors, CFS, or other broker-dealers distributing shares of the Fund if it reasonably believes that the combination of price and execution is at least as favorable as with unaffiliated broker-dealers, and in such transactions any such broker-dealer would receive brokerage commissions paid by the Fund.

In certain cases, Calamos Advisors may obtain products or services from a broker that have both research and non-research uses. Examples of non-research uses are administrative and marketing functions. These are referred to as “mixed use” products. In each case, Calamos Advisors makes a good faith effort to determine the proportion of such products or services that may be used for research and non-research purposes. That determination is based upon the time spent by Calamos Advisors personnel for research and non-research uses. The portion of the costs of such products or services attributable to research usage may be defrayed by Calamos Advisors through brokerage commissions generated by transactions of its clients, including the Fund. Calamos Advisors pays the provider in cash for the non-research portion of its use of these products or services.

The Fund has not commenced operations as of the date of this SAI. Accordingly, the Fund has no brokerage data to report.

SHARE CLASSES AND PRICING OF SHARES

Purchases and redemptions are discussed in the prospectus under the headings “How can I buy shares?” and “How can I sell (redeem) shares?” All of that information is incorporated herein by reference.

SALES CHARGE WAIVER

In addition to the sales charge waivers enumerated in the prospectus, if any, dividends and distributions paid on shares of the Fund will be reinvested in shares of the same class of the Fund at net asset value (without the payment of any sales charge) unless you elect to receive dividends and distributions in cash. Additionally, proceeds of shares redeemed by the Fund within the previous 60 days also may be reinvested in shares of the same class of the Fund at net asset value without the payment of any sales charge. In order to take advantage of this sales charge waiver, you, or your broker-dealer or other sales agent, must submit your intent, in writing, with your purchase. In addition, if the amount of reinvestment is less than the amount of redemption, the sales charge waiver shall be pro-rated accordingly.

CONTINGENT DEFERRED SALES CHARGE

The contingent deferred sales charge (“CDSC”) is computed on the lesser of the redemption price or purchase price, excluding amounts not subject to the charge.

The CDSC for Class C shares will be waived: (a) in the event of the total disability (as evidenced by a determination by the Social Security Administration) of the shareholder (including a registered joint owner) occurring after the purchase of the shares being redeemed, (b) in the event of the death of the shareholder (including a registered joint owner), (c) for redemptions made pursuant to a systematic withdrawal plan, including any Individual Retirement Account (“IRA”) systematic withdrawal based on the shareholder’s life expectancy including, but not limited to, substantially equal periodic payments described in Code Section 72(t)(2)(iv) prior to age 59 1/2, and (d) for redemptions to satisfy required minimum distributions after age 70 1/2 from an IRA account (with the maximum amount subject to this waiver being based only upon the shareholder’s Calamos IRA accounts).

LETTER OF INTENT

You may reduce the sales charges you pay on the purchase of Class A shares by making investments pursuant to a letter of intent. The applicable sales charge then is based upon the indicated amount intended to be invested during a thirteen-month period together with any other Class A shares already owned. Any shares purchased within 90 days of the date you sign the letter of intent may be used as credit toward completion, but the reduced sales charge will only apply to purchases made on or after that date. During the term of the letter of intent, shares representing up to 5% of the indicated amount will be held in escrow. Shares held in escrow have full dividend and voting privileges. The escrowed shares will be released when the full amount indicated has been purchased. If the full indicated amount is not purchased during the term of the letter of intent, you will be required to pay CFS an amount equal to the difference between the dollar amount of the sales charges actually paid and the amount of the sales charges that you would have paid on your aggregate purchase if the total of such purchases had been made at a single time, and CFS reserves the right to redeem shares from your account if necessary to satisfy that obligation. A letter of intent does not obligate you to buy, or the Fund to sell, the indicated amount of the shares but you should read it carefully before signing. Additional information is contained in the letter of intent included in the application.

REDEMPTION IN KIND

The Fund has elected to be governed by Rule 18f-1 under the 1940 Act pursuant to which it is obligated to redeem shares solely in cash up to the lesser of $250,000 or 1% of the net asset value of the Fund during any 90-day period for any one shareholder. Redemptions in excess of these amounts will normally be paid in cash, but may be paid wholly or partly by a distribution in kind of securities.

PURCHASE IN KIND

You may, under certain circumstances, purchase shares of the Fund with other securities that you presently own (an “in-kind purchase”). Any in-kind purchase would be subject to approval by the Trust, and would be subject to the Trust’s in-kind purchase procedures then in effect. These procedures presently require any consideration used in an in-kind purchase to be comprised of (a) securities that are held in the Fund’s portfolio, or (b) securities that are not currently held in the portfolio but that are eligible for purchase by the Fund (consistent with the Fund’s investment objectives and restrictions), have been approved for investment by the Fund’s portfolio manager and have readily available market quotations. Should the Trust approve your purchase of the Fund’s shares with securities, the Trust would follow its in-kind purchase procedures and would value the securities tendered in payment (determined as of the next close of regular session trading on the New York Stock Exchange after receipt of the purchase order) pursuant to the Trust’s valuation procedures as then in effect, and you would receive the number of Fund shares having a net asset value on the purchase date equal to the aggregate value of the securities tendered. Such in-kind purchases may result in the recognition of gain or loss for federal income tax purposes on the securities transferred to the Fund.

CERTAIN REDEMPTIONS AND REINVESTMENTS

Calamos Advisors and its affiliates may have investments in the Fund. From time to time, Calamos Advisors or an affiliate may, for tax purposes, redeem a portion of its Fund holdings, reinvesting in shares of the Fund shortly thereafter. These transactions are subject to the Fund’s excessive trading policies and procedures and will only be consummated if they are determined not to be disruptive to the management of the Fund under those procedures.

NET ASSET VALUE

The Fund’s share price, or NAV, is determined as of the close of regular session trading on the New York Stock Exchange (the “NYSE”) (normally 4:00 p.m. Eastern Time) each day that the NYSE is open. The NYSE is regularly closed on New Year’s Day, the third Monday in January and February, Good Friday, the last Monday in May, Independence Day, Labor Day, Thanksgiving and Christmas.

The NAV per share for each class of Fund shares is calculated in accordance with Rule 22c-1 of the 1940 Act by dividing the pro rata share of the value of all of the securities and other assets of the Fund allocable to that class of Fund shares, less the liabilities allocable to that class, by the number of shares of the class outstanding. When shares are purchased or sold, the order is processed at the next NAV (plus any applicable sales charge) that is calculated on a day when the NYSE is open for trading, after receiving a purchase or sale order. Because the Fund may invest in securities that are primarily listed on foreign exchanges and trade on days when the Fund does not price its shares, the Fund’s NAV may change on days when shareholders will not be able to purchase or redeem the Fund’s shares. If shares are purchased or sold through a broker-dealer, it is the responsibility of that broker-dealer to transmit those orders to the Funds’ transfer agent so such orders will be received in a timely manner.

A purchase or sale order typically is accepted when the Fund’s transfer agent or an intermediary has received a completed application or appropriate instruction along with the intended investment, if applicable, and any other required documentation.

VALUATION PROCEDURES

The valuation of the Fund’s portfolio securities is in accordance with policies and procedures adopted by and under the ultimate supervision of the Board. Securities for which market quotations are readily available will be valued using the market value of those securities. Securities for which market quotations are not readily available will be fair valued in accordance with policies and procedures adopted by and under the ultimate supervision of the Board. The method by which a security may be fair valued will depend on the type of security and the circumstances under which the security is being fair valued.

Portfolio securities that are traded on U.S. securities exchanges, except option securities, are valued at the last current reported sales price at the time the Fund determines its NAV. Securities traded in the OTC market and quoted on The NASDAQ Stock Market are valued at the NASDAQ Official Closing Price, as determined by NASDAQ, or lacking a NASDAQ Official Closing Price, the last current reported sale price on NASDAQ at the time the Fund determines its NAV.

When a last sale or closing price is not available, equity securities, other than option securities, that are traded on a U.S. securities exchange and other equity securities traded in the OTC market are valued at the mean between the most recent bid and asked quotations in accordance with guidelines adopted by the Board. Each option security traded on a U.S. securities exchange is valued at the mid-point of the consolidated bid/ask quote for the option security, also in accordance with guidelines adopted by the Board. Each OTC option that is not traded through the OCC is valued based on a quotation provided by the counterparty to such option under the ultimate supervision of the Board.

Fixed-income securities and certain convertible preferred securities are generally traded in the OTC market and are valued by independent pricing services or by dealers who make markets in such securities. Valuations of such fixed income securities and certain convertible preferred securities consider yield or price of equivalent securities of comparable quality, coupon rate, maturity, type of issue, trading characteristics and other market data and do not rely exclusively upon exchange or OTC prices.

Trading on European and Far Eastern exchanges and OTC markets is typically completed at various times before the close of business on each day on which the NYSE is open. Each security trading on these exchanges or OTC markets may be valued utilizing a systematic fair valuation model provided by an independent pricing service approved by the Board. The valuation of each security that meets certain criteria in relation to the valuation model is systematically adjusted to reflect the impact of movement in the U.S. market after the foreign markets close. Securities that do not meet the criteria, or that are principally traded in other foreign markets, are valued as of the last reported sale price at the time the Fund determines its NAV, or when reliable market prices or quotations are not readily available, at the mean between the most recent bid and asked quotations as of the close of the appropriate exchange or other designated time. Trading of foreign securities may not take place on every NYSE business day. In addition, trading may take place in various foreign markets on Saturdays or on other days when the NYSE is not open and on which the Fund’s NAV is not calculated.

If the pricing committee determines that the valuation of a security in accordance with the methods described above is not reflective of a fair value for such security, the security is valued at a fair value by the pricing committee, under the ultimate supervision of the Board, following the guidelines and/or procedures adopted by the Board. The Fund also may use fair value pricing, pursuant to guidelines adopted by the Board and under the ultimate supervision of the Board, if trading in the security is halted or if the value of a security it holds is materially affected by events occurring before the Fund’s pricing time but after the close of the primary market or exchange on which the security is listed. Those procedures may utilize valuations furnished by pricing services approved by the Board, which may be based on market transactions for comparable securities and various relationships between securities that are generally recognized by institutional traders, a computerized matrix system, or appraisals derived from information concerning the securities or similar securities received from recognized dealers in those securities.

When fair value pricing of securities is employed, the prices of securities used by the Fund to calculate its NAV may differ from market quotations or official closing prices. In light of the judgment involved in fair valuations, there can be no assurance that a fair value assigned to a particular security is accurate.

TAXATION

The following summarizes certain additional federal income tax considerations generally affecting the Fund and its shareholders. The discussion is for general information only and does not purport to consider all aspects of U.S. federal income taxation that might be relevant to beneficial owners of shares of the Fund. The discussion is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing regulations promulgated thereunder, and administrative and judicial interpretations thereof, all of which are subject to change, which change could be retroactive. The discussion applies only to beneficial owners of Fund shares in whose hands such shares are capital assets within the meaning of Section 1221 of the Code, and may not apply to certain types of beneficial owners of shares (such as insurance companies, financial institutions, tax exempt organizations, broker-dealers, persons investing through tax-qualified plans or other tax-advantaged arrangements) who may be subject to special rules. Persons who may be subject to tax in more than one country should consult the provisions of any applicable tax treaty to determine the potential tax consequences to them. Prospective investors should consult their own tax advisers with regard to the federal tax consequences of the purchase, ownership and disposition of Fund shares, as well as the tax consequences arising under the laws of any state, foreign country, or other taxing jurisdiction. The discussion here and in the prospectus is not intended as a substitute for careful tax planning.

The Fund intends to elect to be treated as a regulated investment company under the Code and intends each year to qualify and be eligible to be treated as such. To qualify as a regulated investment company, the Fund generally must, among other things, (a) derive in each taxable year at least 90% of its gross income from dividends, interest, payments with respect to certain securities loans, gains from the sale or other disposition of stock, securities or foreign currencies, or other income (including, but not limited to, gains from options, futures, or forward contracts) derived with respect to its business of investing in such stock, securities or currencies, and net income derived from interests in certain “qualified publicly traded partnerships” (“Qualifying Income Test”); (b) diversify its holdings so that, at the end of each quarter of the taxable year, (i) at least 50% of the value of the Fund’s assets is represented by cash, U.S. Government securities, the securities of other regulated investment companies and other securities, with such other securities of any one issuer limited for the purposes of this calculation to an amount not greater than 5% of the value of the Fund’s total assets and 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of its total assets is invested in the securities (other than U.S. Government securities or the securities of other regulated investment companies) of any one issuer, two or more issuers which the Fund controls and which are engaged in the same or similar trades or businesses or related trades or businesses or one or more “qualified publicly traded partnerships;” and (c) distribute with respect to each taxable year at least the sum of (i) 90% of its investment company taxable income (which includes dividends, interest and net short-term capital gains in excess of any net long-term capital losses) and (ii) 90% of its tax exempt interest income, net of expenses allocable thereto. The Treasury Department is authorized to promulgate regulations under which gains from foreign currencies (and options, futures, and forward contracts on foreign currency) would constitute qualifying income for purposes of the Qualifying Income Test only if such gains are directly related to investing in securities. To date, such regulations have not been issued.

If the Fund were to fail to qualify as a regulated investment company accorded special tax treatment for any taxable year, the Fund would be subject to tax on its taxable income at corporate income tax rates (without any deduction for distributions to its shareholders), and all distributions from earnings and profits, including any distributions of net tax-exempt income and net long-term capital gains, would be taxable to shareholders as ordinary income. Some portions of such distributions may be eligible for the dividends received deduction in the case of corporate shareholders and reduced rates of taxation on qualified dividend income in the case of individuals. In addition, the Fund could be required to recognize unrealized gains, pay substantial taxes and interest and make substantial distributions before requalifying as a regulated investment company that is accorded special tax treatment. The remainder of this discussion assumes that the Fund will qualify as a regulated investment company.

As a regulated investment company, the Fund generally will not be subject to U.S. federal income tax on its investment company taxable income and net capital gains (any net long-term capital gains in excess of the sum of net short-term capital losses and capital loss carryovers from prior years) properly reported by the Fund as capital gain dividends, if any, that it distributes to shareholders on a timely basis. The Fund intends to distribute to its shareholders, at least annually, all or substantially all of its investment company taxable income and any net capital gains.

In addition, amounts not distributed by the Fund on a timely basis in accordance with a calendar year distribution requirement are subject to a nondeductible 4% excise tax. To avoid the tax, the Fund must distribute during each calendar year an amount equal to the sum of (1) at least 98% of its ordinary income (not taking into account any capital gains or losses) for the calendar year, (2) at least 98.2% of its capital gains in excess of its capital losses (and adjusted for certain ordinary losses) for the twelve month period ending on October 31, and (3) all ordinary income and capital gains for previous years that were not distributed during such years. A distribution will be treated as paid on December 31 of the calendar year if it is declared by the Fund in October, November, or December of that year to shareholders of record on a date in such a month and paid by the Fund during January of the following year. Such distributions will be treated as paid to shareholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received. To avoid application of the excise tax, the Fund intends to make its distributions in accordance with the calendar year distribution requirement.

DISTRIBUTIONS

Dividends and distributions from the Fund, whether received in shares or cash, generally are taxable to shareholders and must be reported on each shareholder’s federal income tax return. Dividends paid out of the Fund’s investment company taxable income generally will be taxable to a U.S. shareholder as ordinary income.

A portion of the dividends paid by the Fund may qualify for the dividends received deduction available to corporate shareholders under Section 243 of the Code or the reduced rates of taxation under Section 1(h)(11) of the Code that apply to “qualified dividend income” received by noncorporate shareholders, provided holding period and other requirements are met at both the shareholder and Fund level. Distributions of net capital gains — that is, the excess, if any, of net long-term gain over net short-term loss — properly reported by the Fund as capital gain dividends, generally are taxable to shareholders as long-term capital gains, regardless of how long the shareholder has held the Fund’s shares, and are not eligible for the dividends received deduction. Long-term capital gains are includible in net capital gain and taxed to individuals at reduced rates. Distributions of gains from investments that the Fund owned for one year or less will generally be taxable to you as ordinary income.

Any distributions in excess of the Fund’s current and accumulated earnings and profits may be characterized as a return of capital to shareholders to the extent of their tax basis in their Fund shares and, thereafter, as capital gain. A return of capital is not taxable, but it reduces a shareholder’s tax basis, thus reducing any loss or increasing any gain on a subsequent taxable disposition of Fund shares. Distributions are taxable to shareholders as described herein even if they are paid from income or gains earned by the Fund before a shareholder’s investment (and thus effectively were included in the price the shareholder paid). The tax treatment of dividends and distributions will be the same whether a shareholder reinvests them in additional shares or elects to receive them in cash.

To the extent the Fund invests in shares of other investment companies (“underlying funds”), it will not be able to offset gains realized by one underlying fund in which the Fund invests against losses realized by another underlying fund in which the Fund invests.

SALES OF SHARES

Upon the disposition of shares of the Fund (whether by redemption, sale or exchange), a shareholder may realize a gain or loss. Such gain or loss will be capital gain or loss if the shares are capital assets in the shareholder’s hands, and will be long-term or short-term generally depending upon the shareholder’s holding period for the shares. Any loss realized on a disposition of Fund shares will be disallowed to the extent the shares disposed of are replaced with substantially identical shares within a period of 61 days beginning 30 days before and ending 30 days after the shares are disposed of. In such a case, the basis of the shares acquired will be adjusted to reflect the disallowed loss. Any loss realized by a shareholder on a disposition of shares held by the shareholder for six months or less will be treated as a long-term capital loss to the extent of any capital gain dividends received by the shareholder with respect to such shares.

Depending on certain factors relating to the Fund’s ownership in an underlying fund both before and after a redemption, the Fund’s redemption of shares of such underlying fund may cause the Fund to be treated not as realizing capital gain or loss in the amount by which the redemption proceeds exceed the Fund’s tax basis in the shares of the underlying fund, but instead to be treated as receiving a taxable dividend in the full amount of the distribution. Dividend treatment of a redemption by the Fund would affect the amount and character of income required to be distributed by both the Fund and the underlying fund for the year in which the redemption occurred. It is possible that such a dividend would qualify as “qualified dividend income”; otherwise, it would be taxable as ordinary income and this could cause shareholders of the Fund to recognize higher amounts of ordinary income than if the shareholders had held the shares of the underlying funds directly.

MEDICARE TAX ON CERTAIN INVESTMENT INCOME

Certain noncorporate taxpayers are subject to an additional tax of 3.8% with respect to the lesser of (1) their “net investment income” or (2) the excess of their “modified adjusted gross income” over a threshold amount ($250,000 for married persons filing jointly and $200,000 for single taxpayers). For this purpose, “net investment income” includes interest, dividends (including dividends paid with respect to shares), annuities, royalties, rent, net gain attributable to the disposition of property not held in a trade or business (including net gain from the sale, exchange or other taxable disposition of shares) and certain other income, but will be reduced by any deductions properly allocable to such income or net gain.

OPTIONS, FUTURES AND FORWARD CONTRACTS, AND SWAP AGREEMENTS OR DERIVATIVES

The Fund may purchase and sell put and call options. In general, option premiums received by the Fund are not immediately included in the income of the Fund. Instead, the premiums are recognized when the option contract expires, the option is exercised by the holder, or the Fund transfers or otherwise terminates the option (e.g., through a closing transaction). If a call option written by the Fund is exercised and the Fund sells or delivers the underlying stock, the Fund generally will recognize capital gain or loss equal to (a) sum of the strike price and the option premium received by the Fund minus (b) the Fund’s basis in the stock. Such gain or loss generally will be short-term or long-term depending upon the holding period of the underlying stock. If securities are purchased by the Fund pursuant to the exercise of a put option written by it, the Fund generally will subtract the premium received for purposes of computing its cost basis in the securities purchased. Gain or loss arising in respect of a termination of the Fund’s obligation under an option other than through the exercise of the option will be short-term gain or loss depending on whether the premium income received by the Fund is greater or less than the amount paid by the Fund (if any) in terminating the transaction. Thus, for example, if an option written by the Fund expires unexercised, the Fund generally will recognize short-term gain equal to the premium received.

The tax treatment of certain options, futures contracts, forward contracts, foreign currency positions and swap agreements used by the Fund may be governed by section 1256 of the Code (“section 1256 contracts”). Any gains or losses on section 1256 contracts are generally considered 60% long-term and 40% short-term capital gains or losses (“60/40”), although certain foreign currency gains and losses from such contracts may be treated as ordinary in character. Also, section 1256 contracts held by the Fund at the end of each taxable year (and, for purposes of the 4% excise tax, on certain other dates as prescribed under the Code) are “marked to market” with the result that unrealized gains or losses are treated as though they were realized and the resulting gain or loss is treated as ordinary or 60/40 gain or loss, as applicable.

Generally, the hedging transactions and certain other transactions in options, futures and forward contracts undertaken by the Fund, may result in “straddles” for U.S. federal income tax purposes, that is, that trigger the straddle rules contained primarily in Section 1092 of the Code. In some cases, the straddle rules also could apply in connection with swap agreements. Very generally, where applicable, Section 1092 requires (i) that losses be deferred on positions deemed to be offsetting positions with respect to “substantially similar or related property,” to the extent of unrealized gain in the latter, and (ii) that the holding period of such a straddle position that has not already been held for the long-term holding period be terminated and begin anew once the position is no longer part of a straddle. Options on single stocks that are not “deep in the money” may constitute qualified covered calls, which generally are not subject to the straddle rules; the holding period on stock underlying qualified covered calls that are “in the money” although not “deep in the money” will be suspended during the period that such calls are outstanding. The straddle rules and the rules governing qualified covered calls may affect the character of gains (or losses) realized by the Fund by causing gains that would otherwise constitute long-term capital gains to be treated as short-term capital gains, and distributions that would otherwise constitute “qualified dividend income” or qualify for the dividends-received deduction to fail to satisfy the holding period requirements and therefore to be taxed as ordinary income or to fail to qualify for the 70% dividends-received deduction, as the case may be. In addition, losses realized by the Fund on positions that are part of a straddle may be deferred under the straddle rules, rather than being taken into account in calculating the taxable income for the taxable year in which such losses are realized. Because only a few regulations implementing the straddle rules have been promulgated, the tax consequences to the Fund of transactions in options, futures, forward contracts, and swap agreements are not entirely clear.

The Fund may make one or more of the elections available under the Code which are applicable to straddles. If the Fund makes any of the elections, the amount, character and timing of gains or losses from the affected straddle positions will be determined under rules that vary according to the election(s) made. The rules applicable under certain of the elections operate to accelerate the recognition of gains or losses from the affected straddle positions.

Because application of the straddle rules may affect the character of gains or losses, defer losses and/or accelerate the recognition of gains or losses from the affected straddle positions, the amount which must be distributed to shareholders, and which will be taxed to shareholders as ordinary income or long-term capital gain, may be increased or decreased substantially as compared to a fund that did not engage in such hedging transactions.

In addition, the Fund’s transactions in other derivative instruments (e.g., forward contracts and swap agreements), as well as any of its hedging, short sale, securities loan or similar transactions, may be subject to one or more special tax rules (e.g., notional principal contract, straddle, constructive sale, wash sale and short sale rules), which could affect the amount, timing and/or character of distributions to shareholders. The qualifying income and diversification requirements applicable to the Fund’s assets may limit the extent to which the Fund will be able to engage in transactions in options, futures contracts, forward contracts, swap agreements, and other derivative instruments.

Rules governing the tax aspects of swap agreements and other derivative instruments are in a developing stage and are not entirely clear in certain respects. Accordingly, while the Fund intends to account for such transactions in a manner it deems to be appropriate, the IRS might not accept such treatment. If it did not, the status of the Fund as a regulated investment company might be affected. Calamos Advisors intends to monitor developments in this area. An adverse determination or future guidance by the IRS with respect to these rules (which determination or guidance could be retroactive) may affect whether the Fund has made sufficient distributions, and otherwise satisfied the relevant requirements, to maintain its qualification as a regulated investment company and avoid a Fund-level tax.

SHORT SALES

The Fund may make short sales of securities. Short sales may increase the amount of short-term capital gain realized by the Fund, which is taxed as ordinary income when distributed to shareholders.

PASSIVE FOREIGN INVESTMENT COMPANIES

The Fund may invest in the stock of foreign corporations which may be classified under the Code as passive foreign investment companies (“PFICs”). In general, a foreign corporation is classified as a PFIC for a taxable year if at least one-half of its assets constitute investment-type assets or 75% or more of its gross income is investment-type income. If the Fund receives a so-called “excess distribution” with respect to PFIC stock, the Fund itself may be subject to tax on a portion of the excess distribution, whether or not the corresponding income is distributed by the Fund to stockholders. In general, under the PFIC rules, an excess distribution is treated as having been realized ratably over the period during which the Fund held the PFIC stock. The Fund itself will be subject to tax on the portion, if any, of an excess distribution that is so allocated to prior taxable years and an interest factor will be added to the tax, as if the tax had been payable in such prior taxable years. Certain distributions from a PFIC as well as gain from the sale of PFIC stock are treated as excess distributions. Excess distributions are characterized as ordinary income even though, absent application of the PFIC rules, certain excess distributions might have been classified as capital gain.

The Fund may be eligible to elect alternative tax treatment with respect to PFIC stock. Under an election that currently is available in some circumstances, the Fund generally would be required to include in its gross income its share of the earnings of a PFIC on a current basis, regardless of whether distributions are received from the PFIC in a given year. If this election were made, the special rules, discussed above, relating to the taxation of excess distributions, would not apply. Alternatively, another election may be available that would involve marking to market the Fund’s PFIC shares at the end of each taxable year (and on certain other dates prescribed in the Code), with the result that unrealized gains (and to a limited extent losses) are treated as though they were realized on the last day of the Fund’s taxable year and reported as ordinary income or loss. Any mark-to-market losses and any loss from an actual disposition of PFIC shares would be deductible as ordinary losses to the extent of any net mark-to-market gains included in income with respect to such shares in prior years. If this election were made, tax at the Fund level under the PFIC rules would generally be eliminated, but the Fund could, in limited circumstances, incur nondeductible interest charges. The Fund’s intention to qualify annually as a regulated investment company may limit its elections with respect to PFIC shares.

Because the application of the PFIC rules may affect, among other things, the character of gains and the amount of gain or loss and the timing of the recognition of income with respect to PFIC shares, and may subject the Fund itself to tax on certain income from PFIC shares, the amount that must be distributed to shareholders and will be taxed to shareholders as ordinary income or long-term capital gain may be increased or decreased substantially as compared to a fund that did not invest in PFIC shares. Dividends paid by PFICs are not eligible to be treated as “qualified dividend income.”

FOREIGN CURRENCY TRANSACTIONS

Under the Code, gains or losses attributable to fluctuations in exchange rates which occur between the time the Fund accrues income or other receivables or accrues expenses or other liabilities denominated in a foreign currency and the time the Fund actually collects such receivables or pays such liabilities generally are treated as ordinary income or loss. Similarly, on disposition of debt securities denominated in a foreign currency and on disposition of certain other instruments, gains or losses attributable to fluctuations in the value of the foreign currency between the date of acquisition of the security or contract and the date of disposition also are treated as ordinary gain or loss. These gains and losses, referred to under the Code as “section 988” gains or losses, may increase or decrease the amount of the Fund’s investment company taxable income to be distributed to its shareholders as ordinary income, and affect the timing as well as character of distributions.

FOREIGN TAXATION

Income, gains and proceeds received by the Fund from sources within foreign countries may be subject to withholding and other taxes imposed by such countries. Tax conventions between certain countries and the U.S. may reduce or eliminate such taxes. In addition, the Fund intends to minimize foreign taxation in cases where it is deemed prudent to do so. If more than 50% of the value of a Fund’s total assets at the close of its taxable year consists of securities of foreign corporations, the Fund will be eligible to elect to “pass-through” to the Fund’s shareholders the amount of foreign income and similar taxes paid by the Fund. If this election is made, a shareholder generally subject to tax will be required to include in gross income (in addition to taxable dividends actually received) his pro rata share of the foreign taxes paid by the Fund, and may be entitled either to deduct (as an itemized deduction) his or her pro rata share of foreign taxes in computing his taxable income or to use it (subject to limitations) as a foreign tax credit against his or her U.S. federal income tax liability. No deduction for foreign taxes may be claimed by a shareholder who does not itemize deductions. Each shareholder will be notified within 60 days after the close of the Fund’s taxable year if the foreign taxes paid by the Fund will “pass-through” for that year.

Generally, a credit for foreign taxes is subject to the limitation that it may not exceed the shareholder’s U.S. tax attributable to his or her total foreign source taxable income. For this purpose, if the pass-through election is made, the source of the Fund’s income will flow through to shareholders. With respect to the Fund, gains from the sale of securities will be treated as derived from U.S. sources and certain currency fluctuation gains, including fluctuation gains from foreign currency-denominated debt securities, receivables and payables will be treated as ordinary income derived from U.S. sources. The limitation on the foreign tax credit is applied separately to foreign source passive income, and to certain other types of income. Shareholders may be unable to claim a credit for the full amount of their proportionate share of the foreign taxes paid by the Fund. The foreign tax credit can be used to offset only 90% of the revised alternative minimum tax imposed on corporations and individuals and foreign taxes generally are not deductible in computing alternative minimum taxable income.

ORIGINAL ISSUE DISCOUNT AND MARKET DISCOUNT

Some of the debt securities with a fixed maturity date of more than one year from the date of issuance that may be acquired by the Fund may be treated as debt securities that are issued originally at a discount. Generally, the amount of the original issue discount (“OID”) is treated as interest income and is included in income over the term of the debt security, even though payment of that amount is not received until a later time, usually when the debt security matures. A portion of the OID includable in income with respect to certain high-yield corporate debt securities may be treated as a dividend for federal income tax purposes.

Some of the debt securities with a fixed maturity date of more than one year from the date of issuance that may be acquired by the Fund in the secondary market may be treated as having “market discount.” Very generally, market discount is the excess of the stated redemption price of a debt obligation (or in the case of an obligation issued with original issue discount, its “revised issue price”) over the purchase price of such obligation. Generally, any gain recognized on the disposition of, and any partial payment of principal on, a debt security having market discount is treated as ordinary income to the extent the gain, or principal payment, does not exceed the “accrued market discount” on such debt security. Alternatively, the Fund may elect to accrue market discount currently, in which case the Fund will be required to include the accrued market discount in the Fund’s income (as ordinary income) and thus distribute it over the term of the debt security, even though payment of that amount is not received until a later time, upon partial or full repayment or disposition of the debt security. The rate at which the market discount accrues, and thus is included in the Fund’s income, will depend upon which of the permitted accrual methods the Fund elects.

Some debt securities with a fixed maturity date of one year or less from the date of issuance that may be acquired by the Fund may be treated as having OID or, in certain cases, “acquisition discount” (very generally, the excess of the stated redemption price over the purchase price). Generally, the Fund will be required to include the OID or acquisition discount in income over the term of the debt security, even though payment of that amount is not received until a later time upon partial or full repayment or disposition of the debt security. The rate at which OID or acquisition discount accrues, and thus is included in the Fund’s income, will depend upon which of the permitted accrual methods the Fund elects.

A portion of the OID accrued on certain high yield discount obligations may not be deductible to the issuer and will instead be treated as a dividend paid by the issuer for purposes of the dividends received deduction. In such cases, if the issuer of the high yield discount obligations is a domestic corporation, dividend payments by a Fund may be eligible for the dividends received deduction to the extent attributable to the deemed dividend portion of such OID. The Fund generally will be required to distribute dividends to shareholders representing a discount on debt securities that is currently includable in income, even though cash representing such income may not have been received by the Fund. Cash to pay such dividends may be obtained from sales proceeds of securities held by the Fund.

Investments in debt obligations that are at risk of or in default present special tax issues for a Fund. Tax rules are not entirely clear about issues such as whether or to what extent a Fund should recognize market discount on a debt obligation, when the Fund may cease to accrue interest, OID or market discount, when and to what extent the Fund may take deductions for bad debts or worthless securities and how the Fund should allocate payments received on obligations in default between principal and income. These and other related issues will be addressed by a Fund when, as and if it invests in such securities, in order to seek to ensure that it distributes sufficient income to preserve its status as a regulated investment company and does not become subject to U.S. federal income or excise tax.

CONSTRUCTIVE SALES

Certain rules may affect the timing and character of gain if the Fund engages in transactions that reduce or eliminate its risk of loss with respect to appreciated financial positions. If the Fund enters into certain transactions (including, but not limited to, short sales) in property while holding substantially identical property, the Fund would be treated as if it had sold and immediately repurchased the property and would be taxed on any gain (but not loss) from the constructive sale. The character of gain from a constructive sale would depend upon the Fund’s holding period in the property. Loss from a constructive sale would be recognized when the property was subsequently disposed of, and its character would depend on the Fund’s holding period and the application of various loss deferral provisions of the Code.

INVESTMENTS IN OTHER REGULATED INVESTMENT COMPANIES.

A Fund’s investments in shares of another mutual fund, ETF or another company that qualifies as a regulated investment company (each, an “investment company”) can cause the Fund to be required to distribute greater amounts of net investment income or net capital gain than the Fund would have distributed had it invested directly in the securities held by the investment company, rather than in shares of the investment company. Further, the amount or timing of distributions from the Fund qualifying for treatment as a particular character (e.g., long-term capital gain, eligibility for dividends-received deduction, etc.) will not necessarily be the same as it would have been had the Fund invested directly in the securities held by the investment company.

A Fund that invests in shares of other investment companies will not be able to offset gains realized by one underlying fund in which the Fund invests against losses realized by another underlying fund in which the Fund invests. A Fund’s investments in underlying funds could therefore affect the amount, timing and character of distributions to shareholders.

BACKUP WITHHOLDING

A Fund may be required to withhold at a current rate of 28% on all taxable distributions payable to shareholders who fail to provide the Fund with their correct taxpayer identification number or to make required certifications, or who have been notified by the Internal Revenue Service that they are subject to backup withholding. Corporate shareholders and certain other shareholders specified in the Code generally are exempt from such backup withholding. Backup withholding is not an additional tax. Any amounts withheld may be credited against the shareholder’s U.S. federal tax liability.

NON-U.S. SHAREHOLDERS

Withholding of Income Tax on Dividends: Under U.S. federal tax law, dividends paid on shares beneficially held by a person who is not a “U.S. person” within the meaning of the Code (a “foreign person”), are, in general, subject to withholding of U.S. federal income tax at a rate of 30% of the gross dividend, which may, in some cases, be reduced by an applicable tax treaty. However, if a beneficial holder who is a foreign person has a permanent establishment in the United States, income effectively connected with the conduct by the beneficial holder of a trade or business in the United States and attributable to such permanent establishment will be subject to U.S. federal income taxation on a net basis at regular income tax rates. Distributions by the Fund to foreign persons properly reported by the Fund as capital gain dividends, distributions with respect to certain U.S.-source interest income (“interest-related dividends”) or distributions of net short-term capital gains in excess of net long-term capital losses (“short-term capital gain dividends”) generally will not be subject to withholding of U.S. federal income tax.

Under current law, for distributions with respect to taxable years beginning before January 1, 2015, a Fund was generally not required to withhold any amounts with respect to distributions to foreign persons from certain U.S. source interest income to the extent such distributions were properly reported as such by the Fund in a written notice to shareholders (“interest-related dividends”) or with respect to distributions of net short-term capital gains in excess of net long-term capital losses to the extent such distributions were properly reported as such by the Fund in a written notice to shareholders (“short-term capital gain dividends”). The exemption from withholding for interest-related and short-term capital gain dividends has expired for distributions with respect to taxable years of a Fund beginning on or after January 1, 2015. It is currently unclear whether Congress will extend this exemption for distributions with respect to taxable years of a Fund beginning on or after January 1, 2015, and what the terms of such an extension would be, including whether such extension would have retroactive effect. It should be noted that the exemption from withholding for interest-related and short-term capital gain dividends did not, and if extended, would not, eliminate all withholding on distributions by a Fund to foreign investors. Distributions derived from any dividends on corporate stock or from ordinary income other than U.S. source interest would still be subject to withholding. Foreign currency gains, foreign source interest, and ordinary income from swaps or investments in PFICs would still be subject to withholding when distributed to foreign investors. There can be no assurance as to the amount of distributions that would not be subject to withholding when paid to foreign persons.

Sections 1471-1474 of the Code and the U.S. Treasury and IRS guidance issued thereunder (collectively, “FATCA”), generally require the Fund to obtain information sufficient to identify the status of each of its shareholders under FATCA or under an applicable intergovernmental agreement (an “IGA”) between the United States and a foreign government. The Fund may be required to withhold 30% of the ordinary dividends it pays, and 30% of the gross proceeds of share redemptions and certain capital gain dividends it pays after January 1, 2017 (which date, under recent Treasury guidance, is expected to be delayed until on or after January 1, 2019) to shareholders that fail to meet the prescribed information reporting or certification requirements. Non-U.S. investors should consult their own tax advisers regarding the impact of these requirements on their investment in the Fund.

Income Tax on Sale of the Fund’s shares and capital gain dividends: Under U.S. federal tax law, a beneficial holder of shares who is a foreign person is not, in general, subject to U.S. federal income tax on gains (and is not allowed a deduction for losses) realized on the sale of such shares or on capital gain dividends unless (i) such gain or dividend is effectively connected with the conduct of a trade or business carried on by such holder within the United States or (ii) in the case of an individual holder, the holder is present in the United States for a period or periods aggregating 183 days or more during the year of the sale or the receipt of the capital gain dividend and certain other conditions are met.

The availability of reduced U.S. taxation pursuant to any applicable treaties depends upon compliance with established procedures for claiming the benefits thereof and may further, in some circumstances, depend upon making a satisfactory demonstration to U.S. tax authorities that a foreign investor qualifies as a foreign person under U.S. domestic tax law and such treaties.

OTHER TAXATION

Distributions also may be subject to additional state, local and foreign taxes, depending on each shareholder’s particular situation. Under the laws of various states, distributions of investment company taxable income generally are taxable to shareholders even though all or a substantial portion of such distributions may be derived from interest on certain federal obligations which, if the interest were received directly by a resident of such state, would be exempt from such state’s income tax (“qualifying federal obligations”). However, some states may exempt all or a portion of such distributions from income tax to the extent the shareholder is able to establish that the distribution is derived from qualifying federal obligations. Moreover, for state income tax purposes, interest on some federal obligations generally is not exempt from taxation, whether received directly by a shareholder or through distributions of investment company taxable income (for example, interest on FNMA Certificates and GNMA Certificates). The Fund will provide information annually to shareholders indicating the amount and percentage of the Fund’s dividend distribution which is attributable to interest on federal obligations, and will indicate to the extent possible from what types of federal obligations such dividends are derived. Shareholders are advised to consult their own tax advisers with respect to the particular tax consequences to them of an investment in the Fund.

COST BASIS REPORTING

The Fund (or its administrative agent) is required to report to the IRS and furnish to Fund shareholders the cost basis information for Fund shares purchased on or after January 1, 2012, and sold on or after that date. For each sale of Fund shares the Fund will permit Fund shareholders to elect from among several IRS-accepted cost basis methods, including average cost. In the absence of an election, the Fund will use the average cost method as a default cost basis method for the Fund’s direct shareholders. Shareholders who purchase Fund shares through a broker or other intermediary should contact that broker or intermediary regarding the applicable default method, or other electable method, as these methods may vary. The cost basis method elected by a Fund shareholder (or the cost basis method applied by default) for each sale of Fund shares may not be changed after the settlement date of each such sale of Fund shares. Fund shareholders should consult with their tax advisors to determine the best IRS-accepted cost basis method for their tax situation and to obtain more information about how the cost basis reporting requirement applies to them.

GENERAL CONSIDERATIONS

The U.S. federal income tax discussion set forth above is for general information only. Prospective investors should consult their tax advisers regarding the specific federal tax consequences of purchasing, holding, and disposing of shares of the Fund, as well as the effects of state, local, foreign, and other tax law and any proposed tax law changes.

CONTROL PERSONS AND PRINCIPAL SHAREHOLDERS

The Fund has not yet commenced operations as of the date of this SAI and therefore had no beneficial and record owners of more than five percent of the Fund’s shares.

CUSTODIAN AND TRANSFER AGENT

State Street Bank and Trust Company (“State Street”), 200 Clarendon Street, P.O. Box 9130, Boston, Massachusetts 02117-9130, is the custodian for the assets of each Fund. The custodian is responsible for holding all cash and securities of the Funds, directly or through a book entry system, delivering and receiving payment for securities sold by the Funds, receiving and paying for securities purchased by the Funds, collecting income from investments of the Funds and performing other duties, all as directed by authorized persons of the Trust. The custodian does not exercise any supervisory functions in such matters as the purchase and sale of securities by a Fund, payment of dividends or payment of expenses of a Fund.

U.S. Bancorp Fund Services, LLC, P.O. Box 701, Milwaukee, WI 53201, serves as transfer agent and dividend paying agent for each Fund.

FUND ACCOUNTING AND FINANCIAL ACCOUNTING AGENT

Under the arrangements with State Street to provide fund accounting services, State Street provides certain administrative and accounting services including providing daily reconciliation of cash, trades and positions; maintaining general ledger and capital stock accounts; preparing daily trial balance; calculating net asset value; providing selected general ledger reports; preferred share compliance; calculating total returns; and providing monthly distribution analysis to the Fund. For the services rendered to the Fund, the Fund pay fees based on the total average daily net assets of the Fund, each other series of the Trust, and the Calamos Growth and Income Portfolio, a series of Calamos Advisors Trust, and the average daily managed assets of the remaining trusts in the Calamos Fund Complex (“Combined Assets”) at the annual rate of 0.0050% on the first $20 billion of Combined Assets, 0.0040% on the next $10 billion and 0.0030% on the Combined Assets in excess of $30 billion. The Fund pays its pro-rata share of the fees payable to State Street described below based on its total average daily net assets relative to the Combined Assets.

Pursuant to agreement between the Fund and Calamos Advisors, Calamos Advisors is obligated to provide the following financial accounting services to the Fund: management of expenses and expense payment processing; monitoring of the calculation of expense accrual amounts for the Fund and making of any necessary modifications; coordination of any expense reimbursement calculations and payment; calculation of yields on the Fund in accordance with the SEC’s rules and regulations; calculation of net investment income dividends and capital gains distributions; calculation, tracking and reporting of tax adjustments on all assets of the Fund, including but not limited to contingent debt and preferred trust obligations; preparation of excise tax and fiscal year distributions schedules; preparation of tax information required for financial statement footnotes; preparation of state and federal income tax returns; preparation of specialized calculations of amortization on convertible securities; preparation of year-end dividend disclosure information; monitoring of trustee deferred compensation plan accruals and valuations; and preparation of Form 1099 information statements for Board members and service providers. For such services, the Fund pays Calamos Advisors a monthly fee at the annual rate of 0.0175% on the first $1 billion of Combined Assets, 0.0150% on the next $1 billion, and 0.0110% on Combined Assets above $2 billion (“financial accounting service fee”). The Fund pays its pro-rata share of the financial accounting service fee payable to Calamos Advisors based on its total average daily net assets relative to the Combined Assets.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deloitte & Touche LLP, an independent registered public accounting firm, is the Trust’s independent auditor and is located at 111 South Wacker Drive, Chicago, IL 60606. Deloitte & Touche LLP audits and reports on the Fund’s annual financial statements and performs audit, audit-related and other services when approved by the Trust’s audit committee.

GENERAL INFORMATION

SHAREHOLDER INFORMATION

The Fund is a series of Calamos Investment Trust (formerly named CFS Investment Trust). Under the terms of the Agreement and Declaration of Trust, the trustees may issue an unlimited number of shares of beneficial interest without par value for each series of shares authorized by the trustees and the trustees may divide the shares of any series into two or more classes of shares of that series. As of the date of this Statement of Additional Information, the Trust has 20 series in operation. All shares issued will be fully paid and non-assessable and will have no preemptive or conversion rights. In the future, the Board may authorize the issuance of shares of additional series and additional classes of shares of any series.

The Fund’s shares of a given class are entitled to participate pro rata in any dividends and other distributions declared by the Fund’s Board with respect to shares of the Fund. All shares of the Fund of a given class have equal rights in the event of liquidation of that class.

Under Massachusetts law, the shareholders of the Trust may, under certain circumstances, be held personally liable for the Trust’s obligations. However, the Trust’s Declaration of Trust disclaims liability of the shareholders, trustees, and officers of the Trust for acts or obligations of the Fund that are binding only on the assets and property of the Fund. The Declaration of Trust requires that notice of such disclaimer be given in each agreement, obligation, or contract entered into or executed by the Trust or the Board. The Declaration of Trust provides for indemnification out of the Fund’s assets of all losses and expenses of any Fund shareholder held personally liable for the Fund’s obligations. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is remote, because it is limited to circumstances in which the disclaimer is inoperative and the Fund itself is unable to meet its obligations.

VOTING RIGHTS

Each share has one vote and fractional shares have fractional votes. Shareholders of the Trust generally will vote together on all matters except when a particular matter affects only shareholders of a particular class or series or when applicable law requires shareholders to vote separately by series or class. As a business trust, the Trust is not required to hold annual shareholder meetings. However, special meetings may be called for purposes such as electing or removing trustees, changing fundamental policies or approving an investment advisory agreement.

FINANCIAL STATEMENTS

The Fund has not yet commenced operations as of the date of this SAI and therefore had no financial statements.

APPENDIX—DESCRIPTION OF BOND RATINGS

A rating of a rating service represents the service’s opinion as to the credit quality of the security being rated. However, the ratings are general and are not absolute standards of quality or guarantees as to the creditworthiness of an issuer. Consequently, Calamos Advisors believes that the quality of debt securities in which a Fund invests should be continuously reviewed. A rating is not a recommendation to purchase, sell or hold a security, because it does not take into account market value or suitability for a particular investor. When a security has received a rating from more than one service, each rating should be evaluated independently. Ratings are based on current information furnished by the issuer or obtained by the ratings services from other sources that they consider reliable. Ratings may be changed, suspended or withdrawn as a result of changes in or unavailability of such information, or for other reasons.

The following is a description of the characteristics of ratings used by Moody’s Investors Service, Inc. (“Moody’s”) and Standard & Poor’s Corporation, a division of The McGraw-Hill Companies (“S&P”).

MOODY’S RATINGS

The following descriptions of Moody’s ratings have been published by Moody’s Investors Service, Inc.

Aaa — Obligations rated Aaa are judged to be of the highest quality, subject to the lowest level of credit risk.

Aa — Obligations rated Aa are judged to be of high quality and are subject to very low credit risk.

A — Obligations rated A are judged to be upper-medium grade and are subject to low credit risk.

Baa — Obligations rated Baa are judged to be and subject to moderate credit risk and as such may possess certain speculative characteristics.

Ba — Obligations rated Ba are judged to be speculative and are subject to substantial credit risk.

B — Obligations rated B are considered speculative and are subject to high credit risk.

Caa — Obligations rated Caa are judged to be speculative of poor standing and are subject to very high credit risk.

Ca — Obligations rated Ca are highly speculative and are likely in, or very near, default, with some prospect of recovery of principal and interest.

C — Obligations rated C are the lowest rated and are typically in default, with little prospect for recovery of principal or interest.

Note: Moody’s appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category. Additionally, a “(hyb)” indicator is appended to all ratings of hybrid securities issued by banks, insurers, finance companies, and securities firms. By their terms, hybrid securities allow for the omission of scheduled dividends, interest, or principal payments, which can potentially result in impairment if such an omission occurs. Hybrid securities may also be subject to contractually allowable write-downs of principal that could result in impairment. Together with the hybrid indicator, the long-term obligation rating assigned to a hybrid security is an expression of the relative credit risk associated with that security.

S&P RATINGS

The following descriptions of S&P’s credit ratings have been published by Standard & Poor’s Financial Services LLC.

AAA — An obligation rated ‘AAA’ has the highest rating assigned by S&P. The obligor’s capacity to meet its financial commitment on the obligation is extremely strong.

AA — An obligation rated ‘AA’ differs from the highest-rated obligations only to a small degree. The obligor’s capacity to meet its financial commitment on the obligation is very strong.

A — An obligation rated ‘A’ is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor’s capacity to meet its financial commitment on the obligation is still strong.

BBB — An obligation rated ‘BBB’ exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

BB; B; CCC; CC; and C — Obligations rated ‘BB’, ‘B’, ‘CCC’, ‘CC’, and ‘C’ are regarded as having significant speculative characteristics. ‘BB’ indicates the least degree of speculation and ‘C’ the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

BB — An obligation rated ‘BB’ is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor’s inadequate capacity to meet its financial commitment on the obligation.

B — An obligation rated ‘B’ is more vulnerable to nonpayment than obligations rated ‘BB’, but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitment on the obligation.

CCC — An obligation rated ‘CCC’ is currently vulnerable to nonpayment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.

CC — An obligation rated ‘CC’ is currently highly vulnerable to nonpayment. The ‘CC’ rating is used when a default has not yet occurred, but S&P’s expects default to be a virtual certainty, regardless of the anticipated time to default.

C — An obligation rated ‘C’ is currently highly vulnerable to nonpayment, and the obligation is expected to have lower relative seniority or lower ultimate recovery compared to obligations that are rated higher.

D — An obligation rated ‘D’ is in payment default or in breach of an imputed promise. For non-hybrid capital instruments, the ‘D’ rating category is used when payments on an obligation are not made on the date due, unless S&P’s believes that such payments will be made within five business days in the absence of a stated grace period or within the earlier of the stated grace period or 30 calendar days. The ‘D’ rating also will be used upon the filing of a bankruptcy petition or the taking of similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions. An obligation’s rating is lowered to ‘D’ if it is subject to a distressed exchange offer.

Plus (+) or Minus (-) — The ratings from ‘AA’ to ‘CCC’ may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

NR — This indicates that no rating has been requested, or that there is insufficient information on which to base a rating, or that Standard & Poor’s does not rate a particular obligation as a matter of policy.

PART C. OTHER INFORMATION

ITEM 28. EXHIBITS.

(a)(1)	Fourth Amended and Restated Agreement and Declaration of Trust, dated May 15, 2012 (incorporated by reference to Exhibit (a)(1) to Post-Effective Amendment No. 78 to Registrant’s Registration Statement on Form N-1A, filed on February 27, 2013).

(a)(2)	Amendment No. 1 to Fourth Amended and Restated Agreement and Declaration of Trust, dated February 26, 2013 (incorporated by reference to Exhibit (a)(1) to Post-Effective Amendment No. 78 to Registrant’s Registration Statement on Form N-1A, filed on February 27, 2013).

(a)(3)	Amendment No. 2 to Fourth Amended and Restated Agreement and Declaration of Trust, dated May 24, 2013 (incorporated by reference to Exhibit (a)(3) to Post-Effective Amendment No. 85 to Registrant’s Registration Statement on Form N-1A, filed on August 2, 2013).

(a)(4)	Amendment No. 3 to Fourth Amended and Restated Agreement and Declaration of Trust, dated July 19, 2013 (incorporated by reference to Exhibit (a)(4) to Post-Effective Amendment No. 85 to Registrant’s Registration Statement on Form N-1A, filed on August 2, 2013).

(a)(5)	Amendment No. 4 to the Fourth Amended and Restated Agreement and Declaration of Trust, dated November 6, 2013 (incorporated by reference to Exhibit (a)(5) to Post-Effective Amendment No. 88 to Registrant’s Registration Statement on Form N-1A, filed on December 20, 2013).

(a)(6)	Amendment No. 5 to the Fourth Amended and Restated Agreement and Declaration of Trust, dated February 14, 2014 (incorporated by reference to Exhibit (a)(6) to Post-Effective Amendment No. 90 to Registrant’s Registration Statement on Form N-1A, filed on February 26, 2014).

(a)(7)	Amendment No. 6 to the Fourth Amended and Restated Agreement and Declaration of Trust, dated November 4, 2014 (incorporated by reference to Exhibit (a)(7) to Post-Effective Amendment No. 93 to Registrant’s Registration Statement on Form N-1A, filed on December 30, 2014).

(b)	Bylaws, as amended through September 22, 2015 (incorporated by reference to Exhibit (b) to Post-Effective Amendment No. 97 to Registrant’s Registration Statement on Form N-1A, filed on November 6, 2015).

(c)	See Articles IV and V of Exhibit (a), above.

(d)(1)	Management Agreement with Calamos Advisors LLC, dated December 13, 2004 (incorporated by reference to Exhibit (d)(3) to Post-Effective Amendment No. 41 to Registrant’s Registration Statement on Form N-1A, filed July 28, 2005).

(d)(2)	Amendment, dated August 1, 2006, to Management Agreement, dated December 13, 2004, with Calamos Advisors LLC (incorporated by reference to Exhibit (d)(2) to Post-Effective Amendment No. 50 to Registrant’s Registration Statement on Form N-1A, filed on February 28, 2007).

(d)(3)	Letter Agreement with Calamos Advisors LLC, dated March 7, 2008 (incorporated by reference to Exhibit (d)(3) to Post-Effective Amendment No. 64 to Registrant’s Registration Statement on Form N-1A, filed on June 20, 2008).

(d)(4)	Form of Notification to Calamos Asset Management, Inc. regarding Establishment of Calamos Opportunistic Value Fund (formerly known as the Calamos Mid Cap Value Fund) (incorporated by reference to Exhibit (d)(2) to Post-Effective Amendment No. 27 to Registrant’s Registration Statement on Form N-1A, filed on December 18, 2001).

(d)(5)	Notification to Calamos Asset Management, Inc. regarding Establishment of Calamos Focus Growth Fund, dated September 24, 2003 (Incorporated by reference to Exhibit (d)(5) to Post-Effective Amendment No. 74 to Registrant’s Registration Statement on Form N-1A, filed on February 25, 2011).

(d)(6)	Notification to Calamos Advisors LLC, regarding Establishment of Calamos Multi-Fund Blend, dated March 30, 2006 (incorporated by reference to Exhibit (d)(5) to Post-Effective Amendment No. 44 to Registrant’s Registration Statement on Form N-1A, filed on June 13, 2006).

(d)(7)	Form of Notification to Calamos Advisors LLC, regarding Fee Schedule Amendment (incorporated by reference to Exhibit (d) (6) to Post-Effective Amendment No. 47 to Registrant’s Registration Statement on Form N-1A, filed on July 31, 2006).

(d)(8)	Notification to Calamos Advisors LLC, regarding Fee Schedule Amendment (incorporated by reference to Exhibit (d)(8) to Post-Effective Amendment No. 93 to Registrant’s Registration Statement on Form N-1A, filed on December 30, 2014).

1

(d)(9)	Notification to Calamos Advisors LLC, regarding Fee Schedule Amendment (filed herewith).

(d)(10)	Notification to Calamos Advisors LLC, regarding Establishment of Global Equity Fund, dated as of March 1, 2007 (incorporated by reference to Exhibit (d)(8) to Post-Effective Amendment No. 50 to Registrant’s Registration Statement on Form N-1A, filed on February 28, 2007).

(d)(11)	Notification to Calamos Advisors LLC, regarding Establishment of Government Money Market Fund, dated May 8, 2007 (incorporated by reference to Exhibit (d)(9) to Post-Effective Amendment No. 54 to Registrant’s Registration Statement on Form N-1A, filed on May 16, 2007).

(d)(12)	Notification to Calamos Advisors LLC, regarding Establishment of Total Return Bond Fund, dated June 15, 2007 (incorporated by reference to Exhibit (d)(10) to Post-Effective Amendment No. 56 to Registrant’s Registration Statement on Form N-1A, filed on June 26, 2007).

(d)(13)	Notification to Calamos Advisors LLC, regarding Establishment of 130/30 Equity Growth Fund and New World Growth Fund, dated March 7, 2008 (incorporated by reference to Exhibit (d)(11) to Post-Effective Amendment No. 64 to Registrant’s Registration Statement on Form N-1A, filed on June 20, 2008).

(d)(14)	Notification to Calamos Advisors LLC, regarding Establishment of Discovery Growth Fund, dated March 26, 2010 (incorporated by reference to Exhibit (d)(12) to Post-Effective Amendment No. 73 to Registrant’s Registration Statement on Form N-1A, filed on June 1, 2010).

(d)(15)	Notification to Calamos Advisors LLC, regarding Establishment of Long/Short Fund (incorporated by reference to Exhibit (d)(13) to Post-Effective Amendment No. 83 to Registrant’s Registration Statement on Form N-1A, filed on May 31, 2013).

(d)(16)	Notification to Calamos Advisors LLC, regarding Establishment of Dividend Growth Fund and Mid Cap Growth Fund (incorporated by reference to Exhibit (d)(14) to Post-Effective Amendment No. 85 to Registrant’s Registration Statement on Form N-1A, filed on August 2, 2013).

(d)(17)	Notification to Calamos Advisors LLC, regarding Establishment of Emerging Market Equity Fund (incorporated by reference to Exhibit (d)(15) to Post-Effective Amendment No. 88 to Registrant’s Registration Statement on Form N-1A, filed on December 20, 2013).

(d)(18)	Notification to Calamos Advisors LLC, regarding Establishment of Global Convertible Fund and Hedged Equity Income Fund (incorporated by reference to Exhibit (d)(17) to Post-Effective Amendment No. 93 to Registrant’s Registration Statement on Form N-1A, filed on December 30, 2014).

(d)(19)	Notification to Calamos Advisors LLC, regarding Establishment of Phineus Long/Short Fund (filed herewith).

(d)(20)	Letter Agreement with Calamos Advisors LLC, dated December 19, 2013 (incorporated by reference to Exhibit (d)(16) to Post-Effective Amendment No. 88 to Registrant’s Registration Statement on Form N-1A, filed on December 20, 2013).

(d)(21)	Letter Agreement with Calamos Advisors LLC, dated March 26, 2010 (incorporated by reference to Exhibit (d)(13) to Post- Effective Amendment No. 73 to Registrant’s Registration Statement on Form N-1A, filed on June 1, 2010).

(d)(22)	Organizational Expenses Agreement, dated September 24, 2003, relating to Focus Growth Fund (incorporated by reference to Exhibit (d)(5) to Post-Effective Amendment No. 34 to Registrant’s Registration Statement on Form N-1A, filed on November 28, 2003).

(d)(23)	Organizational Expenses Agreement, dated December 13, 2004, relating to International Growth Fund (incorporated by reference to Exhibit (d)(8) to Post-Effective Amendment No. 41 to Registrant’s Registration Statement on Form N-1A, filed July 28, 2005).

(d)(24)	Organizational Expenses Agreement, dated March 30, 2006, relating to Multi-Fund Equity (incorporated by reference to Exhibit (d)(9) to Post-Effective Amendment No. 44 to Registrant’s Registration Statement on Form N-1A, filed on June 13, 2006).

(d)(25)	Organizational Expenses Agreement, dated as of March 1, 2007, relating to Global Equity Fund (incorporated by reference to Exhibit (d)(13) to Post-Effective Amendment No. 50 to Registrant’s Registration Statement on Form N-1A, filed on February 28, 2007).

(d)(26)	Organizational Expenses Agreement, dated May 8, 2007, relating to Government Money Market Fund (incorporated by reference to Exhibit (d) (14) to Post-Effective Amendment No. 54 to Registrant’s Registration Statement on Form N-1A, filed on May 16, 2007).

(d)(27)	Organizational Expenses Agreement, dated June 15, 2007, relating to Total Return Bond Fund (incorporated by reference to Exhibit (d)(16) to Post-Effective Amendment No. 56 to Registrant’s Registration Statement on Form N-1A, filed on June 26, 2007).

2

(d)(28)	Organizational Expenses Agreement, dated March 7, 2008, relating to 130/30 Equity Growth Fund and New World Growth Fund (incorporated by reference to Exhibit (d)(18) to Post-Effective Amendment No. 64 to Registrant’s Registration Statement on Form N-1A, filed on June 20, 2008).

(d)(29)	Organizational Expenses Agreement, dated December 16, 2009, relating to Discovery Growth Fund (incorporated by reference to Exhibit (d)(21) to Post-Effective Amendment No. 73 to Registrant’s Registration Statement on Form N-1A, filed on June 1, 2010).

(d)(30)	Organizational Expenses Agreement relating to Long/Short Fund (incorporated by reference to Exhibit (d)(23) to Post-Effective Amendment No. 83 to Registrant’s Registration Statement on Form N-1A, filed on May 31, 2013).

(d)(31)	Organizational Expenses Agreement relating to Dividend Growth Fund and Mid Cap Growth Fund (incorporated by reference to Exhibit (d)(25) to Post-Effective Amendment No. 85 to Registrant’s Registration Statement on Form N-1A, filed on August 2, 2013).

(d)(32)	Organizational Expenses Agreement, dated December 19, 2013, relating to Emerging Market Equity Fund (incorporated by reference to Exhibit (d)(28) to Post-Effective Amendment No. 88 to Registrant’s Registration Statement on Form N-1A, filed on December 20, 2013).

(d)(33)	Organizational Expenses Agreement, dated December 18, 2014, relating to Global Convertible and Hedged Equity Income Fund (incorporated by reference to Exhibit (d)(31) to Post-Effective Amendment No. 93 to Registrant’s Registration Statement on Form N-1A, filed on December 30, 2014).

(d)(34)	Organizational Expenses Agreement, dated December 15, 2015, relating to Phineus Long/Short Fund (filed herewith).

(e)(1)	Ninth Amended and Restated Distribution Agreement with Calamos Financial Services LLC, dated June 21, 2013 (incorporated by reference to Exhibit (e)(1) to Post-Effective Amendment No. 85 to Registrant’s Registration Statement on Form N-1A, filed on August 2, 2013).

(e)(2)	Tenth Amended and Restated Distribution Agreement with Calamos Financial Services LLC, dated December 19, 2013 (incorporated by reference to Exhibit (e)(2) to Post-Effective Amendment No. 88 to Registrant’s Registration Statement on Form N-1A, filed on December 20, 2013).

(e)(3)	Eleventh Amended and Restated Distribution Agreement with Calamos Financial Services, LLC, dated December 18, 2014 (incorporated by reference to Exhibit (e)(3) to Post-Effective Amendment No. 93 to Registrant’s Registration Statement on Form N-1A, filed on December 30, 2014).

(e)(4)	Twelfth Amended and Restated Distribution Agreement with Calamos Financial Services, LLC, dated December 15, 2015 (filed herewith).

(e)(5)	Selling Group Agreement, revised September 2000 (incorporated by reference to Exhibit (e)(2) to Post-Effective Amendment No. 24 to Registrant’s Registration Statement on Form N-1A, filed on July 31, 2001).

(f)	None.

(g)(1)	Master Custodian Agreement with State Street Bank and Trust Company, dated September 11, 2009 (incorporated by reference to Exhibit (g)(1) to Post-Effective Amendment No. 69 to Registrant’s Registration Statement on Form N-1A, filed on February 26, 2010).

(g)(2)	Notification of Additional Funds, dated December 16, 2009, pursuant to Master Custodian Agreement, dated as of September 11, 2009 (incorporated by reference to Exhibit (g)(2) to Post-Effective Amendment No. 73 to Registrant’s Registration Statement on Form N-1A, filed on June 1, 2010).

(g)(3)	Notification of Additional Funds, dated March 15, 2013, pursuant to Master Custodian Agreement, dated as of September 11, 2009 (incorporated by reference to Exhibit (g)(3) to Post-Effective Amendment No. 85 to Registrant’s Registration Statement on Form N-1A, filed on August 2, 2013).

(g)(4)	Notification of Additional Funds, dated June 21, 2013, pursuant to Master Custodian Agreement, dated as of September 11, 2009 (incorporated by reference to Exhibit (g)(4) to Post-Effective Amendment No. 85 to Registrant’s Registration Statement on Form N-1A, filed on August 2, 2013).

(g)(5)	Notification of Additional Funds, dated December 19, 2013, pursuant to Master Custodian Agreement, dated as of September 11, 2009 (incorporated by reference to Exhibit (g)(5) to Post-Effective Amendment No. 88 to Registrant’s Registration Statement on Form N-1A, filed on December 20, 2013).

(g)(6)	Notification of Additional Funds, dated December 18, 2014, pursuant to Master Custodian Agreement, dated as of September 11, 2009 (incorporated by reference to Exhibit (g)(6) to Post-Effective Amendment No. 93 to Registrant’s Registration Statement on Form N-1A, filed on December 30, 2014).

3

(g)(7)	Notification of Additional Funds, dated January 21, 2016, pursuant to Master Custodian Agreement, dated as of September 11, 2009 (filed herewith).

(h)(1)	Master Services Agreement, dated March 15, 2004, with State Street Bank and Trust Company (incorporated by reference to Exhibit (h)(1) to Post-Effective Amendment No. 44 to Registrant’s Registration Statement on Form N-1A, filed on June 13, 2006).

(h)(2)	Notification of Additional Funds, dated March 31, 2006, pursuant to Master Services Agreement, dated as of March 15, 2004 (incorporated by reference to Exhibit (h)(2) to Post-Effective Amendment No. 44 to Registrant’s Registration Statement on Form N-1A, filed on June 13, 2006).

(h)(3)	Notification of Additional Funds, dated February 28, 2007, pursuant to Master Services Agreement, dated as of March 15, 2004 (incorporated by reference to Exhibit (h)(3) to Post-Effective Amendment No. 50 to Registrant’s Registration Statement on Form N-1A, filed on February 28, 2007).

(h)(4)	Notification of Additional Funds, dated May 8, 2007, pursuant to Master Services Agreement, dated as of March 15, 2004 (incorporated by reference to Exhibit (h)(4) to Post-Effective Amendment No. 56 to Registrant’s Registration Statement on Form N-1A, filed on June 26, 2007).

(h)(5)	Notification of Additional Funds, dated June 15, 2007 pursuant to Master Services Agreement, dated as of March 15, 2004 (incorporated by reference to Exhibit (h)(5) to Post-Effective Amendment No. 56 to Registrant’s Registration Statement on Form N-1A, filed on June 26, 2007).

(h)(6)	Notification of Additional Funds, dated March 7, 2008, pursuant to Master Services Agreement, dated as of March 15, 2004 (incorporated by reference to Exhibit (h)(6) to Post-Effective Amendment No. 64 to Registrant’s Registration Statement on Form N-1A, filed on June 20, 2008).

(h)(7)	Notification of Additional Funds, dated December 16, 2009, pursuant to Master Services Agreement, dated as of March 15, 2004 (incorporated by reference to Exhibit (h)(7) to Post-Effective Amendment No. 73 to Registrant’s Registration Statement on Form N-1A, filed on June 1, 2010).

(h)(8)	Notification of Additional Funds, dated March 15, 2013, pursuant to Master Services Agreement, dated as of March 15, 2004 (incorporated by reference to Exhibit (h)(8) to Post-Effective Amendment No. 83 to Registrant’s Registration Statement on Form N-1A, filed on May 31, 2013).

(h)(9)	Notification of Additional Funds, dated June 21, 2013, pursuant to Master Services Agreement dated March 15, 2004 (incorporated by reference to Exhibit (h)(9) to Post-Effective Amendment No. 85 to Registrant’s Registration Statement on Form N-1A, filed on August 2, 2013).

(h)(10)	Notification of Additional Funds, dated December 19, 2013, pursuant to Master Services Agreement, dated as of March 15, 2004 (incorporated by reference to Exhibit (h)(10) to Post-Effective Amendment No. 88 to Registrant’s Registration Statement on Form N-1A, filed on December 20, 2013).

(h)(11)	Notification of Additional Funds, dated December 18, 2014, pursuant to Master Services Agreement, dated as of March 15, 2004 (incorporated by reference to Exhibit (h)(11) to Post-Effective Amendment No. 93 to Registrant’s Registration Statement on Form N-1A, filed on December 30, 2014).

(h)(12)	Notification of Additional Funds, dated January 21, 2016, pursuant to Master Services Agreement, dated as of March 15, 2004 (filed herewith).

(h)(13)	Letter Agreement, dated March 15, 2004, with State Street Bank and Trust Company (incorporated by reference to Exhibit (h)(3) to Post-Effective Amendment No. 44 to Registrant’s Registration Statement on Form N-1A, filed on June 13, 2006).

(h)(14)	Letter Agreement, dated October 31, 2004, with State Street Bank and Trust Company (incorporated by reference to Exhibit (h) (4) to Post-Effective Amendment No. 44 to Registrant’s Registration Statement on Form N-1A, filed on June 13, 2006).

(h)(15)	Letter Agreement, dated March 31, 2006, with State Street Bank and Trust Company (incorporated by reference to Exhibit (h)(5) to Post-Effective Amendment No. 44 to Registrant’s Registration Statement on Form N-1A, filed on June 13, 2006).

(h)(16)	Letter Agreement, dated February 28, 2007, with State Street Bank and Trust Company (incorporated by reference to Exhibit (h) (8) to Post-Effective Amendment No. 50 to Registrant’s Registration Statement on Form N-1A, filed on February 28, 2007).

4

(h)(17)	Letter Agreement, dated May 8, 2007, with State Street Bank and Trust Company (incorporated by reference to Exhibit (h)(10) to Post-Effective Amendment No. 56 to Registrant’s Registration Statement on Form N-1A, filed on June 26, 2007).

(h)(18)	Letter Agreement, dated September 16, 2009, with State Street Bank and Trust Company (incorporated by reference to Exhibit (h)(12) to Post-Effective Amendment No. 69 to Registrant’s Registration Statement on Form N-1A, filed on February 26, 2010).

(h)(19)	Transfer Agent Servicing Agreement by and among Calamos Investment Trust, Calamos Advisors Trust and U.S. Bancorp Fund Services, LLC dated January 1, 2014 (incorporated by reference to Exhibit (h)(17) to Post-Effective Amendment No. 90 to Registrant’s Registration Statement on Form N-1A, filed on February 26, 2014).

(h)(20)	Internet Access Agreement with Firstar Mutual Fund Services, LLC, dated September 11, 2000 (incorporated herein by reference to Exhibit (h)(3) to Post-Effective Amendment No. 24 to Registrant’s Registration Statement on Form N-1A, filed on July 31, 2001).

(h)(21)	Amendment, dated March 30, 2006, to Internet Access Agreement with Firstar Mutual Fund Services, LLC, dated September 11, 2000 (incorporated by reference to Exhibit (h)(13) to Post-Effective Amendment No. 44 to Registrant’s Registration Statement on Form N-1A, filed on June 13, 2006).

(h)(22)	Amendment, dated as of March 1, 2007, to Internet Access Agreement with Firstar Mutual Fund Services, LLC, dated September 11, 2000 (incorporated by reference to Exhibit (h)(13) to Post-Effective Amendment No. 50 to Registrant’s Registration Statement on Form N-1A, filed on February 28, 2007).

(h)(23)	Amendment, dated May 8, 2007, to Internet Access Agreement with Firstar Mutual Fund Services, LLC, dated September 11, 2000 (incorporated by reference to Exhibit (h)(18) to Post-Effective Amendment No. 56 to Registrant’s Registration Statement on Form N-1A, filed on June 26, 2007).

(h)(24)	Amendment, dated June 15, 2007, to Internet Access Agreement with Firstar Mutual Fund Services, LLC, dated September 11, 2000 (incorporated by reference to Exhibit (h)(19) to Post-Effective Amendment No. 56 to Registrant’s Registration Statement on Form N-1A, filed on June 26, 2007).

(h)(25)	Amendment, dated March 7, 2008, to Internet Access Agreement with Firstar Mutual Fund Services, LLC, dated September 11, 2000 (incorporated by reference to Exhibit (h)(22) to Post-Effective Amendment No. 64 to Registrant’s Registration Statement on Form N-1A, filed on June 20, 2008).

(h)(26)	Amendment, dated September 16, 2009, to Internet Access Agreement with Firstar Mutual Fund Services, LLC, dated September 11, 2000 (incorporated by reference to Exhibit (h)(23) to Post-Effective Amendment No. 69 to Registrant’s Registration Statement on Form N-1A, filed on February 26, 2010).

(h)(27)	Amendment, dated December 16, 2009, to Internet Access Agreement with Firstar Mutual Fund Services, LLC, dated September 11, 2000 (incorporated by reference to Exhibit (h)(26) to Post-Effective Amendment No. 73 to Registrant’s Registration Statement on Form N-1A, filed on June 1, 2010).

(h)(28)	Amendment, dated March 15, 2013, to Internet Access Agreement with U.S. Bancorp Fund Services, LLC, formerly known as Firstar Mutual Fund Services, LLC, dated September 11, 2000 (incorporated by reference to Exhibit (h)(31) to Post-Effective Amendment No. 85 to Registrant’s Registration Statement on Form N-1A, filed on August 2, 2013).

(h)(29)	Amendment, dated June 21, 2013, to Internet Access Agreement with U.S. Bancorp Fund Services, LLC, formerly known as Firstar Mutual Fund Services, LLC, dated September 11, 2000 (incorporated by reference to Exhibit (h)(32) to Post-Effective Amendment No. 85 to Registrant’s Registration Statement on Form N-1A, filed on August 2, 2013).

(h)(30)	Amendment, dated December 19, 2013, to Internet Access Agreement with U.S. Bancorp Fund Services, LLC, formerly known as Firstar Mutual Fund Services, LLC, dated September 11, 2000 (incorporated by reference to Exhibit (h)(35) to Post-Effective Amendment No. 88 to Registrant’s Registration Statement on Form N-1A, filed on December 20, 2013).

(h)(31)	Administration Servicing Agreement with Firstar Mutual Fund Services, LLC, dated September 21, 2000 (incorporated herein by reference to Exhibit (h)(4) to Post-Effective Amendment No. 24 to Registrant’s Registration Statement on Form N-1A, filed on July 31, 2001).

(h)(32)	Amendment, dated March 30, 2006, to Administration Servicing Agreement with Firstar Mutual Fund Services, LLC, dated September 21, 2000 (incorporated by reference to Exhibit (h)(15) to Post-Effective Amendment No. 44 to Registrant’s Registration Statement on Form N-1A, filed on June 13, 2006).

(h)(33)	Amendment, dated as of March 1, 2007, to Administration Servicing Agreement with Firstar Mutual Fund Services, LLC, dated as of September 21, 2000 (incorporated by reference to Exhibit (h)(17) to Post-Effective Amendment No. 50 to Registrant’s Registration Statement on Form N-1A, filed on February 28, 2007).

5

(h)(34)	Amendment, dated May 8, 2007, to Administration Servicing Agreement with Firstar Mutual Fund Services, LLC, dated September 21, 2000 (incorporated by reference to Exhibit (h)(23) to Post-Effective Amendment No. 56 to Registrant’s Registration Statement on Form N-1A, filed on June 26, 2007).

(h)(35)	Amendment, dated June 15, 2007, to Administration Servicing Agreement with Firstar Mutual Fund Services, LLC, dated September 11, 2000 (incorporated by reference to Exhibit (h)(24) to Post-Effective Amendment No. 56 to Registrant’s Registration Statement on Form N-1A, filed on June 26, 2007).

(h)(36)	Amendment, dated March 7, 2008, to Administration Servicing Agreement with Firstar Mutual Fund Services, LLC, dated September 11, 2000 (incorporated by reference to Exhibit (h)(28) to Post-Effective Amendment No. 64 to Registrant’s Registration Statement on Form N-1A, filed on June 20, 2008).

(h)(37)	Amendment, dated September 16, 2009, to Administration Servicing Agreement with Firstar Mutual Fund Services, LLC, dated September 11, 2000 (incorporated by reference to Exhibit (h)(30) to Post-Effective Amendment No. 69 to Registrant’s Registration Statement on Form N-1A, filed on February 26, 2010).

(h)(38)	Amendment, dated December 16, 2009, to Administration Servicing Agreement with Firstar Mutual Fund Services, LLC, dated September 11, 2000 (incorporated by reference to Exhibit (h)(34) to Post-Effective Amendment No. 73 to Registrant’s Registration Statement on Form N-1A, filed on June 1, 2010).

(h)(39)	Amendment, dated March 15, 2013, to Administration Servicing Agreement with U.S. Bancorp Fund Services, LLC, formerly known as Firstar Mutual Fund Services, LLC, dated September 11, 2000 (incorporated by reference to Exhibit (h)(41) to Post-Effective Amendment No. 85 to Registrant’s Registration Statement on Form N-1A, filed on August 2, 2013).

(h)(40)	Amendment, dated June 21, 2013, to Administration Servicing Agreement with U.S. Bancorp Fund Services, LLC, formerly known as Firstar Mutual Fund Services, LLC, dated September 11, 2000 (incorporated by reference to Exhibit (h)(42) to Post-Effective Amendment No. 85 to Registrant’s Registration Statement on Form N-1A, filed on August 2, 2013).

(h)(41)	Amendment, dated December 19, 2013, to Administration Servicing Agreement with U.S. Bancorp Fund Services, LLC, formerly known as Firstar Mutual Fund Services, LLC, dated September 21, 2000 (incorporated by reference to Exhibit (h)(46) to Post-Effective Amendment No. 88 to Registrant’s Registration Statement on Form N-1A, filed on December 20, 2013).

(h)(42)	Amendment, dated December 18, 2014, to Administration Servicing Agreement with U.S. Bancorp Fund Services, LLC, formerly known as Firstar Mutual Fund Services, LLC, dated September 21, 2000 (incorporated by reference to Exhibit (h)(41) to Post-Effective Amendment No. 93 to Registrant’s Registration Statement on Form N-1A, filed on December 30, 2014).

(h)(43)	Amendment, dated March 21, 2016, to Administration Servicing Agreement with U.S. Bancorp Fund Services, LLC, formerly known as Firstar Mutual Fund Services, LLC, dated September 21, 2000 (filed herewith).

(h)(44)	Use of Name Agreement, dated August 23, 1990 (incorporated herein by reference to Exhibit 9.5 to Post-Effective Amendment No. 18 to Registrant’s Registration Statement on Form N-1A, filed on June 24, 1997).

(h)(45)	Amended and Restated Financial Accounting Services Agreement with Calamos Advisors LLC, dated December 13, 2004 (incorporated by reference to Exhibit (h)(17) to Post-Effective Amendment No. 47 to Registrant’s Registration Statement on Form N-1A, filed on July 31, 2006).

(h)(46)	Amendment, dated March 30, 2006, to Amended and Restated Financial Accounting Services Agreement with Calamos Advisors LLC, dated December 13, 2004 (incorporated by reference to Exhibit (h)(19) to Post-Effective Amendment No. 44 to Registrant’s Registration Statement on Form N-1A, filed on June 13, 2006).

(h)(47)	Amendment, dated as of March 1, 2007, to Amended and Restated Financial Accounting Services Agreement with Calamos Advisors LLC, dated December 13, 2004 (incorporated by reference to Exhibit (h)(22) to Post-Effective Amendment No. 50 to Registrant’s Registration Statement on Form N-1A, filed on February 28, 2007).

(h)(48)	Amendment, dated May 8, 2007, to Amended and Restated Financial Accounting Services Agreement with Calamos Advisors LLC, dated December 13, 2004 (incorporated by reference to Exhibit (h)(23) to Post-Effective Amendment No. 54 to Registrant’s Registration Statement on Form N-1A, filed on May 16, 2007).

(h)(49)	Amendment, dated June 15, 2007, to Amended and Restated Financial Accounting Services Agreement with Calamos Advisors LLC, dated December 13, 2004 (incorporated by reference to Exhibit (h)(30) to Post-Effective Amendment No. 56 to Registrant’s Registration Statement on Form N-1A, filed on June 26, 2007).

(h)(50)	Amendment, dated March 7, 2008, to Amended and Restated Financial Accounting Services Agreement with Calamos Advisors LLC, dated December 13, 2004 (incorporated by reference to Exhibit (h)(35) to Post-Effective Amendment No. 64 to Registrant’s Registration Statement on Form N-1A, filed on June 20, 2008).

6

(h)(51)	Amendment, dated September 16, 2009, to Amended and Restated Financial Accounting Services Agreement with Calamos Advisors LLC, dated December 13, 2004 (incorporated by reference to Exhibit (h)(38) to Post-Effective Amendment No. 69 to Registrant’s Registration Statement on Form N-1A, filed on February 26, 2010).

(h)(52)	Amendment, dated December 16, 2009, to Amended and Restated Financial Accounting Services Agreement with Calamos Advisors LLC, dated December 13, 2004 (incorporated by reference to Exhibit (h)(39) to Post-Effective Amendment No. 69 to Registrant’s Registration Statement on Form N-1A, filed on February 26, 2010).

(h)(53)	Amendment, dated March 15, 2013, to Amended and Restated Financial Accounting Services Agreement with Calamos Advisors LLC, dated December 13, 2004 (incorporated by reference to Exhibit (h)(45) to Post-Effective Amendment No. 83 to Registrant’s Registration Statement on Form N-1A, filed on May 31, 2013).

(h)(54)	Amendment, dated June 21, 2013, to Amended and Restated Financial Accounting Services Agreement with Calamos Advisors LLC, dated December 13, 2004 (incorporated by reference to Exhibit (h)(53) to Post-Effective Amendment No. 85 to Registrant’s Registration Statement on Form N-1A, filed on August 2, 2013).

(h)(55)	Amendment, dated December 19, 2013, to Amended and Restated Financial Accounting Services Agreement with Calamos Advisors LLC, dated December 13, 2004 (incorporated by reference to Exhibit (h)(65) to Post-Effective Amendment No. 88 to Registrant’s Registration Statement on Form N-1A, filed on December 20, 2013).

(h)(56)	Amendment, dated December 18, 2014, to Amended and Restated Financial Accounting Services Agreement with Calamos Advisors LLC, dated December 13, 2004 (incorporated by reference to Exhibit (h)(54) to Post-Effective Amendment No. 93 to Registrant’s Registration Statement on Form N-1A, filed on December 30, 2014).

(h)(57)	Amendment, dated December 15, 2015, to Amended and Restated Financial Accounting Services Agreement with Calamos Advisors LLC, dated December 13, 2004 (filed herewith).

(h)(58)	Addendum to Transfer Agent Servicing Agreement dated October 22, 2008 (incorporated by reference to Exhibit (h)(36) to Post- Effective Amendment No. 66 to Registrant’s Registration Statement on Form N-1A, filed on February 27, 2009).

(h)(59)	Amendment to Transfer Agent Servicing Agreement dated January 16, 2009 (incorporated by reference to Exhibit (h)(37) to Post-Effective Amendment No. 66 to Registrant’s Registration Statement on Form N-1A, filed on February 27, 2009).

(h)(60)	Amendment to Transfer Agent Servicing Agreement dated September 16, 2009 (incorporated by reference to Exhibit (h)(42) to Post-Effective Amendment No. 69 to Registrant’s Registration Statement on Form N-1A, filed on February 26, 2010).

(h)(61)	Amendment to Transfer Agent Servicing Agreement dated December 18, 2014 (incorporated by reference to Exhibit (h)(58) to Post-Effective Amendment No. 93 to Registrant’s Registration Statement on Form N-1A, filed on December 30, 2014).

(h)(62)	Amendment to Transfer Agent Servicing Agreement dated January 7, 2016 (filed herewith).

(h)(63)	Expense Limitation Agreement, dated December 19, 2012, with Calamos Advisors LLC (incorporated by reference to Exhibit (a)(1) to Post-Effective Amendment No. 78 to Registrant’s Registration Statement on Form N-1A, filed on February 27, 2013).

(h)(64)	Expense Limitation Agreement For Calamos Long/Short Fund with Calamos Advisors LLC, dated March 15, 2013, (incorporated by reference to Exhibit (h)(50) to Post-Effective Amendment No. 83 to Registrant’s Registration Statement on Form N-1A, filed on May 31, 2013).

(h)(65)	Expense Limitation Agreement For Calamos Dividend Growth Fund and Calamos Mid Cap Growth Fund with Calamos Advisors LLC, dated June 21, 2013 (incorporated by reference to Exhibit (h)(59) to Post-Effective Amendment No. 85 to Registrant’s Registration Statement on Form N-1A, filed on August 2, 2013).

(h)(66)	Expense Limitation Agreement, dated December 19, 2013, with Calamos Advisors LLC (incorporated by reference to Exhibit (h)(65) to Post-Effective Amendment No. 88 to Registrant’s Registration Statement on Form N-1A, filed on December 20, 2013).

(h)(67)	Expense Limitation Agreement, dated December 18, 2014, with Calamos Advisors LLC (incorporated by reference to Exhibit (h)(63) to Post-Effective Amendment No. 93 to Registrant’s Registration Statement on Form N-1A, filed on December 30, 2014).

7

(h)(68)	Expense Limitation Agreement For Phineus Long/Short Fund with Calamos Advisors LLC dated December 15, 2015 (Filed herewith).

(i)	Opinion and Consent of Ropes & Gray LLP (filed herewith).

(j)(i)	Consent of Deloitte & Touche LLP with respect to the financial statements filed as Exhibits (q)(2) and (q)(4) hereto (filed herewith).

(j)(ii)	Consent of KPMG LLP with respect to the 2014 financial statements of Phineus Voyager, L.P. filed in Exhibit (q)(5) hereto (filed herewith).

(j)(iii)	Consent of KPMG LLP with respect to the 2014 financial statements of Phineus Master Fund, Ltd. filed in Exhibit (q)(5) hereto (filed herewith).

(l)(1)	Subscription Agreement — Calamos Global Convertible Fund, dated June 11, 1996 (incorporated herein by reference to Exhibit 13.5 to Post-Effective Amendment No. 14 to Registrant’s Registration Statement on Form N-1A, filed June 24, 1996).

(l)(2)	Subscription Agreement — Calamos Convertible Growth and Income Fund, dated July 5, 1988 (incorporated herein by reference to Exhibit (13.1) to Post-Effective Amendment No. 18 to Registrant’s Registration Statement on Form N-1A, filed on June 24, 1997).

(l)(3)	Subscription Agreement — Calamos Market Neutral Fund and Calamos Growth Fund (incorporated herein by reference to Exhibit (13.3) to Post-Effective Amendment No. 18 to Registrant’s Registration Statement on Form N-1A, filed on June 24, 1997).

(l)(4)	Subscription Agreement — Calamos High Yield Fund, dated July 27, 1999 (incorporated herein by reference to Exhibit (l) to Post-Effective Amendment No. 21 to Registrant’s Registration Statement on Form N-1A, filed on July 30, 2000).

(l)(5)	Subscription Agreement — Calamos Opportunistic Value Fund, dated December 28, 2001 (incorporated herein by reference to Exhibit (l)(6) to Post-Effective Amendment No. 29 to Registrant’s Registration Statement on Form N-1A, filed on May 31, 2002).

(l)(6)	Subscription Agreement — Calamos Focus Growth Fund, dated September 24, 2003 (incorporated by reference to Exhibit (l)(7) to Post-Effective Amendment No. 34 to Registrant’s Registration Statement on Form N-1A, filed on November 28, 2003).

(l)(7)	Subscription Agreement — Calamos International Growth Fund, dated December 13, 2004, with Calamos Investments LLC (incorporated herein by reference to Exhibit (l)(8) to Post-Effective Amendment No. 41 to Registrant’s Registration Statement on Form N-1A, filed July 28, 2005).

(l)(8)	Subscription Agreement — Calamos International Growth Fund, dated December 13, 2004, with Calamos Family Partners Inc. (incorporated herein by reference to Exhibit (l)(9) to Post-Effective Amendment No. 41 to Registrant’s Registration Statement on Form N-1A, filed July 28, 2005).

(l)(9)	Subscription Agreement — Calamos Global Equity Fund, dated as of March 1, 2007, with Calamos Advisors LLC (incorporated by reference to Exhibit (l)(10) to Post-Effective Amendment No. 50 to Registrant’s Registration Statement on Form N-1A, filed on February 28, 2007).

(l)(10)	Subscription Agreement — Calamos 130/30 Equity Fund, dated as of June 20, 2008, with Calamos Advisors LLC (incorporated by reference to Exhibit (l)(10) to Post-Effective Amendment No. 64 to Registrant’s Registration Statement on Form N-1A, filed on June 20, 2008).

(l)(11)	Subscription Agreement with Calamos Advisors LLC, relating to Calamos New World Growth Fund (Incorporated by reference to Exhibit (l)(11) to Post-Effective Amendment No. 74 to Registrant’s Registration Statement on Form N-1A, filed on February 25, 2011).

(l)(12)	Subscription Agreement with Calamos Advisors LLC, relating to Calamos Discovery Growth Fund (incorporated by reference to Exhibit (l)(12) to Post-Effective Amendment No. 73 to Registrant’s Registration Statement on Form N-1A, filed on June 1, 2010).

(m)(1)	Twelfth Amended and Restated Distribution Plan, effective as of December 19, 2013 (incorporated by reference to Exhibit (m) to Post-Effective Amendment No. 88 to Registrant’s Registration Statement on Form N-1A, filed on December 20, 2013).

(m)(2)	Thirteenth Amended and Restated Distribution Plan, effective as of December 18, 2014 (incorporated by reference to Exhibit (m)(2) to Post-Effective Amendment No. 93 to Registrant’s Registration Statement on Form N-1A, filed on December 30, 2014).

(m)(3)	Fourteenth Amended and Restated Distribution Plan, effective as of December 15, 2015 (filed herewith).

(n)	Plan Pursuant to Rule 18f-3(d) under the Investment Company Act of 1940, as amended and restated as of June 21, 2013 (incorporated by reference to Exhibit (n) to Post-Effective Amendment No. 85 to Registrant’s Registration Statement on Form N-1A, filed on August 2, 2013).

8

(o)	[Item Omitted].

(p)	Code of Ethics of Registrant, its investment adviser, distributor and affiliated entities, dated September 26, 2014 (incorporated by reference to Exhibit (p) to Post-Effective Amendment No. 95 to Registrant’s Registration Statement on Form N-1A, filed on February 25, 2015).

(q)(1)	Powers of Attorney (incorporated by reference to Exhibit (q) to Post-Effective Amendment No. 97 to Registrant’s Registration Statement on Form N-1A, filed on November 6, 2015).

(q)(2)	Audited financial statements as of December 31, 2015 of Phineus Voyager, L.P. (the “Predecessor Fund”), which includes the audited financial statements and auditor report for Phineus Master Fund, Ltd. (the “Master Fund”) (filed herewith).

(q)(3)	Unaudited schedule of investments for the Master Fund as of June 30, 2015 (filed herewith).

(q)(4)	Audited schedule of investments for the Master Fund as of December 31, 2014 (filed herewith).

(q)(5)	Audited financial statements as of December 31, 2014 of the Predecessor Fund, which includes the audited financial statements and auditor report for the Master Fund (filed herewith).

9

ITEM 29. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE REGISTRANT.

The information in the prospectus, under the caption “Who Manages the Fund?” and in the Statement of Additional Information under the captions “Management” and “Control Persons and Principal Shareholders” is incorporated herein by reference.

ITEM 30. INDEMNIFICATION.

Article VI of the Fourth Amended Agreement and Declaration of Trust of Registrant (Exhibit (a) to this registration statement, which is incorporated herein by reference) provides that the Trust shall indemnify (from the assets of the Sub-Trust or Sub-Trusts in question) each of its Trustees and officers (including persons who serve at the Trust’s request as directors, officers or trustees of another organization in which the Trust has any interest as a shareholder, creditor or otherwise (hereinafter referred to as a “Covered Person”)) against all liabilities, including but not limited to amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and expenses, including reasonable accountants’ and counsel fees, incurred by any Covered Person in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or legislative body, in which such Covered Person may be or may have been involved as a party or otherwise or with which such person may be or may have been threatened, while in office or thereafter, by reason of being or having been such a Trustee or officer, director or trustee, except with respect to any matter as to which it has been determined, in one of the manners described below, that such Covered Person (i) did not act in good faith in the reasonable belief that such Covered Person’s action was in or not opposed to the best interests of the Trust or (ii) had acted with willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Covered Person’s office (either and both of the conduct described in (i) and (ii) being referred to hereafter as “Disabling Conduct”).

A determination that a Covered Person is entitled to indemnification despite allegations of Disabling Conduct may be made by (i) a final decision on the merits by a court or other body before whom the proceeding was brought that the person to be indemnified was not liable by reason of Disabling Conduct, (ii) dismissal of a court action or an administrative proceeding against a Covered Person for insufficiency of evidence of Disabling Conduct, or (iii) a reasonable determination, based upon a review of the facts, that the indemnitee was not liable by reason of Disabling Conduct by (a) a vote of a majority of a quorum of Trustees who are neither “interested persons” of the Trust as defined in section 2(a)(19) of the Investment Company Act of 1940 nor parties to the proceeding, or (b) an independent legal counsel in a written opinion.

Expenses, including accountants’ and counsel fees so incurred by any such Covered Person (but excluding amounts paid in satisfaction of judgments, in compromise or as fines or penalties), may be paid from time to time in advance of the final disposition of any such action, suit or proceeding, provided that the Covered Person shall have undertaken to repay the amounts so paid to the Sub-Trust in question if it is ultimately determined that indemnification of such expenses is not authorized under this Article VI and (i) the Covered Person shall have provided security for such undertaking, (ii) the Trust shall be insured against losses arising by reason or any lawful advances, or (iii) a majority of a quorum of the disinterested Trustees who are not a party to the proceeding, or an independent legal counsel in a written opinion, shall have determined, based on a review of readily available facts (as opposed to a full trial-type inquiry), that there is reason to believe that the Covered Party ultimately will be found to be entitled to indemnification.

The registrant, its trustees and officers, its investment adviser, the other investment companies advised by the adviser and certain persons affiliated with them are insured, within the limits and subject to the limitations of the insurance, against certain expenses in connection with the defense of actions, suits or proceedings, and certain liabilities that might be imposed as a result of such actions, suits or proceedings. The insurance expressly excludes coverage for any trustee or officer whose personal dishonesty, fraudulent breach of trust, lack of good faith, or intention to deceive or defraud has been finally adjudicated or may be established or who willfully fails to act prudently.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Securities Act”) may be permitted to trustees, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such trustee, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

10

ITEM 31. BUSINESS AND OTHER CONNECTION OF THE INVESTMENT ADVISER.

The information in the Statement of Additional Information under the captions “Management” and “Investment Advisory Services” is incorporated by reference.

ITEM 32. PRINCIPAL UNDERWRITERS.

(a)	Calamos Financial Services LLC (“CFS”) serves as principal underwriter for the Calamos Investment Trust and Calamos Advisors Trust.

(b)	Information on the officers of CFS is set forth below. CFS has no directors. The principal business address for all named individuals is 2020 Calamos Court, Naperville, Illinois 60563.

Name	Position with Underwriter	Position with Registrant

Michael L. Gallagher	Principal Executive Officer	None

Robert F. Behan	President, Head of Global Distribution	Vice President

Christian A. Helmetag	Vice President, Financial Operation Principal	None

J. Christopher Jackson	Senior Vice President, General Counsel and Secretary	Vice President and Secretary

Jacqueline E. Sinker	Vice President and Chief Compliance Officer	None

(c)	There are no commissions or other compensation received from the Registrant directly or indirectly, by any principal underwriter who is not an affiliated person of the Registrant or an affiliated person of an affiliated person.

ITEM 33. LOCATION OF ACCOUNTS AND RECORDS.

All such accounts, books, and other documents are maintained at the offices of the Registrant, at the offices of the Registrant’s investment manager, Calamos Advisors LLC, and CFS, the Registrant’s principal underwriter, 2020 Calamos Court, Naperville, Illinois 60563, at the offices of the custodian, State Street Bank and Trust Company, 200 Clarendon Street, P.O. Box 9130, Boston, MA, 02117-9130, or at the offices of the transfer agent, U.S. Bancorp Fund Services, LLC, P.O. Box 701, Milwaukee, WI 53201.

ITEM 34. MANAGEMENT SERVICES.

None.

ITEM 35. UNDERTAKINGS.

None.

11

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended (“1933 Act”), and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Post-Effective Amendment No. 103 to its Registration Statement on Form N-1A to be signed on its behalf by the undersigned, thereunto duly authorized, in this City of Naperville and State of Illinois, on the 28th day of March, 2016.

CALAMOS INVESTMENT TRUST

By:
John P. Calamos, Sr. Trustee and President

Pursuant to the requirements of the 1933 Act, Post-Effective Amendment No. 103 has been signed below by the following persons in the capacities and on the date(s) indicated.

Name	Title		Date

John P. Calamos, Sr.	Trustee and President (principal executive officer)	) ) )	March 28, 2016

John E. Neal	Trustee	) ) )	March 28, 2016

William Rybak	Trustee	) ) )	March 28, 2016

Stephen B. Timbers	Trustee	) ) )	March 28, 2016

David D. Tripple	Trustee	) ) )	March 28, 2016

Virginia G. Breen	Trustee	) ) )	March 28, 2016

Theresa A. Hamacher	Trustee	) ) )	March 28, 2016

Nimish S. Bhatt	Vice President and Chief Financial Officer	) ) )	March 28, 2016

*	John P. Calamos, Sr. signs this document pursuant to powers of attorney filed in Post-Effective Amendment No. 97 to Registrant’s Registration Statement on Form N-1A, filed on November 6, 2015.

By:
John P. Calamos, Sr.
Attorney-in-Fact March 28, 2016

12

CALAMOS INVESTMENT TRUST

EXHIBIT INDEX

Index No.	Description of Exhibit

(d)(9)	Notification to Calamos Advisors LLC, regarding Fee Schedule Amendment

(d)(19)	Notification to Calamos Advisors LLC, regarding Establishment of Phineus Long/Short Fund

(d)(34)	Organizational Expenses Agreement, dated December 15, 2015, relating to Phineus Long/Short Fund

(e)(4)	Twelfth Amended and Restated Distribution Agreement with Calamos Financial Services, LLC, dated December 15, 2015

(g)(7)	Notification of Additional Funds, dated January 21, 2016, pursuant to Master Custodian Agreement, dated as of September 11, 2009

(h)(12)	Notification of Additional Funds, dated January 21, 2016, pursuant to Master Services Agreement, dated as of March 15, 2004

(h)(43)	Amendment, dated March 21, 2016, to Administration Servicing Agreement with U.S. Bancorp Fund Services, LLC, formerly known as Firstar Mutual Fund Services, LLC, dated September 21, 2000

(h)(57)	Amendment, dated December 15, 2015, to Amended and Restated Financial Accounting Services Agreement with Calamos Advisors LLC, dated December 13, 2004

(h)(62)	Amendment to Transfer Agent Servicing Agreement dated January 7, 2016

(h)(68)	Expense Limitation Agreement For Phineus Long/Short Fund with Calamos Advisors LLC dated December 15, 2015

(i)	Opinion and Consent of Ropes & Gray, LLP

(j)(i)	Consent of Deloitte & Touche LLP with respect to the financial statements filed as Exhibits (q)(2) and (q)(4) hereto

(j)(ii)	Consent of KPMG LLP with respect to the 2014 financial statements of Phineus Voyager, L.P. filed in Exhibit (q)(5) hereto (filed herewith).

(j)(iii)	Consent of KPMG LLP with respect to the 2014 financial statements of Phineus Master Fund, Ltd. filed in Exhibit (q)(5) hereto (filed herewith).

(m)(3)	Fourteenth Amended and Restated Distribution Plan, effective as of December 15, 2015

(q)(2)	Audited financial statements as of December 31, 2015 of the Predecessor Fund, which includes the audited financial statements and auditor report for the Master Fund

(q)(3)	Unaudited schedule of investments for the Master Fund as of June 30, 2015

(q)(4)	Audited schedule of investments for the Master Fund as of December 31, 2014

(q)(5)	Audited financial statements as of December 31, 2014 of the Predecessor Fund, which includes the audited financial statements and auditor report for the Master Fund

CALAMOS INVESTMENT TRUST

December 15, 2015

Calamos Advisors LLC

2020 Calamos Court

Naperville, Illinois 60563

Ladies and Gentlemen:

Re:	Management Agreement

This letter confirms that effective December 15, 2015, Calamos Investment Trust (the “Trust”) and Calamos Advisors LLC (“CAL”) have mutually agreed that the Schedule A to the Management Agreement between the Trust and CAL dated December 13, 2004 has been amended and replaced by Schedule A attached hereto.

Please sign below to confirm our mutual agreement.

Very truly yours,

CALAMOS INVESTMENT TRUST

By	/s/ J. Christopher Jackson
	Name:	J. Christopher Jackson
	Title:	Secretary

Amended Advisory Fee Schedule as reflected in Schedule A attached hereto, accepted this 15 day of December, 2015.

CALAMOS ADVISORS LLC

By	/s/ Nimish S. Bhatt
	Name:	Nimish S. Bhatt
	Title:	Senior Vice President, Chief Financial
Officer and Head of Fund Administration

SCHEDULE A

ADVISORY FEE SCHEDULE

Growth Fund

Monthly Average Net Assets	Annual Fee Rate
Up to and including $500 million	1.00%
Above $500 million up to and including $1 billion	0.90%
Above $1 billion up to and including $6 billion	0.80%
Above $6 billion up to and including $11 billion	0.78%
Above $11 billion up to and including $16 billion	0.76%
Above $16 billion up to and including $21 billion	0.74%
Above $21 billion up to and including $26 billion	0.72%
Above $26 billion	0.70%

Convertible Fund, Growth and Income Fund, High Income Fund, Market Neutral Income Fund and Hedged Equity Income Fund

Monthly Average Net Assets	Annual Fee Rate
Up to and including $500 million	0.75%
Above $500 million up to and including $1 billion	0.70%
Above $1 billion	0.65%

International Growth Fund, Value Fund, Focus Growth Fund, Global Growth and Income Fund, Global Equity Fund, Dividend Growth Fund, and Mid Cap Growth Fund

Monthly Average Net Assets	Annual Fee Rate
Up to and including $500 million	1.00%
Above $500 million up to and including $1 billion	0.95%
Above $1 billion up to and including $6 billion	0.90%
Above $6 billion up to and including $11 billion	0.88%
Above $11 billion up to and including $16 billion	0.86%
Above $16 billion up to and including $21 billion	0.84%
Above $21 billion up to and including $26 billion	0.82%
Above $26 billion	0.80%

Total Return Bond Fund

Monthly Average Net Assets	Annual Fee Rate
Up to and including $500 million	0.55%
Above $500 million up to and including $1 billion	0.53%
Above $1 billion up to and including $6 billion	0.51%
Above $6 billion up to and including $11 billion	0.49%
Above $11 billion up to and including $16 billion	0.48%
Above $16 billion up to and including $21 billion	0.47%
Above $21 billion up to and including $26 billion	0.46%
Above $26 billion	0.45%

Evolving World Growth Fund and Emerging Market Equity Fund

Monthly Average Net Assets	Annual Fee Rate
Up to and including $500 million	1.10%
Above $500 million up to and including $1 billion	1.05%
Above $1 billion up to and including $6 billion	1.00%
Above $6 billion up to and including $11 billion	0.98%
Above $11 billion up to and including $16 billion	0.96%
Above $16 billion up to and including $21 billion	0.94%
Above $21 billion up to and including $26 billion	0.92%
Above $26 billion	0.90%

Discovery Growth Fund

Monthly Average Net Assets	Annual Fee Rate
Up to and including $500 million	1.00%
Above $500 million up to and including $1 billion	0.90%
Above $1 billion	0.80%

Long/Short Fund and Phineus Long/Short Fund

Monthly Average Net Assets	Annual Fee Rate
Up to and including $500 million	1.25%
Above $500 million up to and including $1 billion	1.20%
Above $1 billion	1.15%

Global Convertible Fund

Monthly Average Net Assets	Annual Fee Rate
Up to and including $500 million	0.85%
Above $500 million up to and including $1 billion	0.80%
Above $1 billion	0.75%

International Growth Fund Performance Adjustment:

In addition, for International Growth Fund only, the advisory fee shall equal the base fee (shown above) adjusted by the following performance adjustment, if any:

The base fee shall be either increased or decreased by a performance fee adjustment at the rate of 1/12th of 0.03% of the Fund’s average net assets over the preceding rolling Performance Period for each 1% increment amount by which the Fund outperforms or underperforms its benchmark, MSCI EAFE Growth Index (“Index”) over such period and rounded to the nearest 0.01%, subject to a maximum increase or decrease of 0.30% of average net assets calculated over such period.

The initial Performance Period is the period commencing on the first full calendar month following Fund’s commencement of operations. During the first eleven months of the initial Performance Period, there will be no performance adjustment. Starting with the twelfth month of the period, the performance adjustment will take effect. Following the twelfth month a new month will be added to the Performance Period until the Performance Period equals 36 months. Thereafter, the Performance Period will consist of the current month plus the previous 35 months.

The investment performance of the Fund will be the sum of:

(1) the change in the Fund’s net asset value (“NAV”) per share during the Performance Period; plus

(2) the value of the Fund’s cash distributions per share accumulated to the end of the Performance Period; plus

(3) the value of capital gains taxes per share paid or payable on undistributed realized long-term capital gains accumulated to the end of the Performance Period;

expressed as a percentage of the Fund’s NAV per share at the beginning of the Performance Period. For this purpose, the value of distributions per share of realized capital gains, of dividends per share paid from investment income and of capital gains taxes per share paid or payable on undistributed realized long-term capital gains shall be treated as reinvested in shares of the Fund at the NAV in effect at the close of business on the record date for the payment of such distributions and dividends and the date on which provision is made for such taxes, after giving effect to such distributions, dividends and taxes.

The investment record of the Index will be the sum of:

(1) the change in the level of the Index during the Performance Period; plus

(2) the value, computed consistently with the Index, of cash distributions made by companies whose securities comprise the Index accumulated to the end of the Performance Period; expressed as a percentage of the Index level at the beginning of the Performance Period. For this purpose, cash distributions on the securities which comprise the Index shall be treated as reinvested in the index at least as frequently as the end of each calendar quarter following the payment of the dividend.

Global Equity Fund Performance Adjustment:

In addition, for Global Equity Fund only, the advisory fee shall equal the base fee (shown above) adjusted by the performance adjustment fee, if any:

The base fee shall be either increased or decreased by a performance fee adjustment at the rate of 1/12th of 0.03% of the Fund’s average net assets over the preceding rolling Performance Period for each 1% increment amount by which the Fund outperforms or underperforms its benchmark, MSCI World Index ($US) (“Index”) over such period and rounded to the nearest 0.01%, subject to a maximum increase or decrease of 0.30% of average net assets calculated over such period.

The initial Performance Period is the period commencing on the first day of the first full calendar month following the Fund’s commencement of operations. During the first eleven months of the initial Performance Period for the Fund, there will be no performance adjustment. Starting with the twelfth month of the period, the performance adjustment will take effect. Following the twelfth month a new month will be added to the Performance Period until the Performance Period equals 36 months. Thereafter, the Performance Period will consist of the current month plus the previous 35 months.

The investment performance of the Fund will be the sum of:

(1) the change in the Fund’s net asset value (“NAV”) per Class A share during the Performance Period; plus

(2) the value of the Fund’s cash distributions per Class A share accumulated to the end of the Performance Period; plus

(3) the value of capital gains taxes per share paid or payable on undistributed realized long-term capital gains accumulated to the end of the Performance Period;

expressed as a percentage of the Fund’s NAV per Class A share at the beginning of the Performance Period. For this purpose, the value of distributions per share of realized capital gains, of dividends per Class A share paid from investment income and of capital gains taxes per share paid or payable on undistributed realized long-term capital gains shall be treated as reinvested in Class A shares of the Fund at the NAV in effect at the close of business on the record date for the payment of such distributions and dividends and the date on which provision is made for such taxes, after giving effect to such distributions, dividends and taxes.

The investment record of the Index will be the sum of:

(1) the change in the level of the Index during the Performance Period; plus

(2) the value, computed consistently with the Index, of cash distributions made by companies whose securities comprise the Index accumulated to the end of the Performance Period; expressed as a percentage of the Index level at the beginning of the Performance Period. For this purpose, cash distributions on the securities that comprise the Index shall be treated as reinvested in the index at least as frequently as the end of each calendar quarter following the payment of the dividend.

CALAMOS INVESTMENT TRUST

December 15, 2015

Calamos Advisors LLC

2020 Calamos Court

Naperville, Illinois 60563

Ladies and Gentlemen:

Re:	Management Agreement

Pursuant to paragraph 1(b) of the Management Agreement (the “Agreement”) between Calamos Investment Trust and Calamos Advisors LLC dated December 13, 2004, as amended, we hereby notify you that the board of trustees of Calamos Investment Trust have established an additional sub-trusts, designated Calamos Phineus Long/Short Fund (“Phineus Long/Short Fund”) (the “New Fund”), and have appointed you as Manager to act as manager and investment adviser to those New Funds on the terms and conditions set forth in the Agreement, except that the advisory fee applicable to Phineus Long/Short shall be calculated as follows:

The base fee rate shall be at the annual rate of 1.25% of the first $500 million of the average daily net assets; 1.20% of the next $500 million of the average daily net assets; and 1.15% in excess of $1 billion; and

Please sign below to evidence the acceptance of your appointment as Manager for the New Fund designated Calamos Phineus Long/Short Fund, as set forth above and in the Agreement.

Very truly yours,

CALAMOS INVESTMENT TRUST

By:	/s/ J. Christopher Jackson
J. Christopher Jackson
Secretary

Appointment as Manager for the New Fund designated Calamos Phineus Long/Short Fund, as set forth above and in the Agreement is accepted this 15 day of December 2015.

CALAMOS ADVISORS LLC

By:	/s/ Nimish S. Bhatt
Nimish S. Bhatt
Senior Vice President, Chief Financial Officer, and Head of Fund Administration

CALAMOS INVESTMENT TRUST

ORGANIZATIONAL EXPENSES AGREEMENT

CALAMOS INVESTMENT TRUST, a Massachusetts business trust (the “Trust”), and CALAMOS ADVISORS LLC, a Delaware limited liability company (“CALAMOS ADVISORS”), in consideration for the engagement by CALAMOS ADVISORS as the investment adviser for the series of the Trust designated Calamos Phineus Long/Short Fund (the “New Fund”) pursuant to a separate agreement, agree as follows:

1. Advancement of Expenses. CALAMOS ADVISORS shall pay all of the New Fund’s organizational expenses, including but not limited to initial registration fees and fees for services rendered prior to commencement of the initial public offering of shares.

2. Reimbursement of Expenses. The New Fund shall reimburse CALAMOS ADVISORS for such expenses advanced on the New Fund’s behalf upon receiving a request from CALAMOS ADVISORS seeking reimbursement.

3. Obligation of the Trust. This agreement is executed by an officer of the Trust on the Trust’s behalf and not individually. The obligations of this agreement with respect to the New Fund are binding only upon the New Fund’s assets and property and not upon the Trust’s trustees, officers or shareholders individually. The Declaration of Trust under which the Trust was organized and operates is on file with the Secretary of the Commonwealth of Massachusetts.

Dated: December 15, 2015

CALAMOS INVESTMENT TRUST		CALAMOS ADVISORS LLC

By	/s/ J. Christopher Jackson	By	/s/ Nimish S. Bhatt
Name:	J. Christopher Jackson	Name:	Nimish S. Bhatt
Title:	Secretary	Title:	Senior Vice President, Chief Financial Officer and Head
of Fund Administration

CALAMOS INVESTMENT TRUST

Twelfth Amended and Restated

Distribution Agreement

This TWELFTH AMENDED AND RESTATED DISTRIBUTION AGREEMENT (the “Agreement”) made as of December 15, 2015, between CALAMOS FINANCIAL SERVICES LLC, a limited liability company organized under the laws of the State of Delaware and having its principal office and place of business in Naperville, Illinois (the “Distributor”), and CALAMOS INVESTMENT TRUST, a Massachusetts business trust having its principal office and place of business in Naperville, Illinois (the “Trust”), which offers shares of beneficial interest in different series representing interests in different portfolios of assets (each series being referred to herein as a “Fund”).

WITNESSETH:

In consideration of the agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by the parties, it is agreed:

1. Appointment of Distributor. The Trust hereby appoints the Distributor as its exclusive agent to sell and distribute Class A Shares, Class B Shares, Class C Shares, Class I and Class R Shares of each Fund (collectively, the “Shares”) at the offering price thereof as from time to time determined in the manner herein provided. The Distributor hereby accepts such appointment and agrees during the term of this Agreement to provide the services and to assume the obligations set forth herein. The Trust agrees that it will not, without the Distributor’s consent, sell or agree to sell any Shares otherwise than through the Distributor, except that (a) the Trust may itself sell Shares as an investment to the trustees, officers, directors and bona fide full-time employees of the Trust, the Distributor and the Trust’s investment adviser; and (b) the Trust may issue Shares in connection with a merger, consolidation or acquisition of assets on such basis as may be authorized or permitted under the Investment Company Act of 1940, as amended (the “Investment Company Act”); provided that in no event as to any of the foregoing exceptions shall the Shares be issued and sold at less than the net asset value thereof.

2. Basis of Sale of Shares. The Distributor does not agree to sell any specific number of Shares. Shares will be sold by the Distributor as agent for the Trust only against orders therefore. The Distributor will not purchase Shares from anyone other than the Trust except as agent for the Trust.

3. Offering Price. All Shares offered for sale by the Distributor shall be offered for sale at a price per share (the “Offering Price”) equal to (a) the net asset value per share of the Fund (determined in the manner set forth in the Trust’s Declaration of Trust) plus (b) in the case of Class A Shares, except as set forth in the then current Prospectuses, a sales charge applicable to Shares, which shall be the percentage of the Offering Price of such Shares as set forth in the Fund’s then current effective Prospectuses, and, in the case of the Class B, Class C and Class R Shares, as set forth below. The Offering Price, if not an exact multiple of one cent, shall be adjusted to the nearest cent.

4. Distribution Fees and Contingent Deferred Sales Charges.

(a) Class B Shares. In accordance with the Twelfth Amended and Restated Distribution Plan effective (the “Plan”), the Trust in respect of each Fund shall pay to the Distributor or, at the Distributor’s direction, to a third party, monthly in arrears on or prior to the third business day of the following calendar month, a fee (the “Class B Distribution Fee”) equal to the average daily net assets of Class B Shares multiplied by that portion of 0.75% that the number of days in the month bears to 365. The Trust in respect of each Fund agrees to withhold from redemption proceeds of the Class B Shares, any contingent deferred sales charge (“CDSC”) payable with respect to the Class B Shares, as provided in such Fund’s Prospectus, and to pay the same over to the Distributor or, at the Distributor’s direction, to a third party or such party’s designee, at the time the redemption proceeds are payable to the holder of such shares redeemed. Payment of these CDSC amounts to the Distributor is not contingent upon the adoption or continuation of any Plan.

The Distributor shall be considered to have performed all services so as to entitle it to the right to the payment of the Class B Distribution Fee so long as the Plan with regard to such Class B Shares continues pursuant to its terms and the right to payment of any CDSC with respect to each Class B Share upon the settlement date of the redemption of such Class B Share.

The provisions set forth in Section 5 of the Plan (in effect on the date hereof) are hereby incorporated by reference into this Section 4(a) with the same force and effect as if set forth herein in their entirety.

(b) Class C Shares. In accordance with the Plan, the Trust in respect of each Fund shall pay to the Distributor or, at the Distributor’s direction, to a third party, monthly in arrears on or prior to the third business day of the following calendar month, a fee (the “Class C Distribution Fee”) equal to the average daily net assets of Class C Shares multiplied by that portion of 0.75% that the number of days in the month bears to 365. The Trust in respect of each Fund agrees to withhold from redemption proceeds of the Class C Shares, any CDSC payable with respect to the Class C Shares, as provided in such Fund’s Prospectus, and to pay the same over to the Distributor or, at the Distributor’s direction, to a third party or such party’s designee, at the time the redemption proceeds are payable to the holder of such shares redeemed. Payment of these CDSC amounts to the Distributor is not contingent upon the adoption or continuation of any Plan.

2

The Distributor shall be considered to have performed all services so as to entitle it to the right to the payment of the Class C Distribution Fee with respect to the first year following issuance of each Class C Share so long as with respect to the Class C Distribution Fee, the Plan with regard to such Class C Shares continues pursuant to its term and the right to payment of the CDSC with respect to each Class C Share upon the settlement date of the redemption of such Class C Share.

The provisions set forth in Section 5 of the Plan (in effect on the date hereof) are hereby incorporated by reference into this Section 4(b) with the same force and effect as if set forth herein in their entirety.

(c) Class R Shares. In accordance with the Plan, the Trust in respect of each Fund shall pay to the Distributor or, at the Distributor’s direction, to a third party, monthly in arrears on or prior to the third business day of the following calendar month, a fee (the “Class R Distribution Fee”) equal to the average daily net assets of Class R Shares multiplied by that portion of 0.50% that the number of days in the month bears to 365.

(d) Payments.

(i) The Trust will not take any action to waive or change any CDSC in respect to the Class B or C Shares of any Fund, the date of original issuance of which occurs on or prior to the taking of such action, except as provided in the Fund’s prospectus or statement of additional information on the date such Class B or Class C Share was issued, without the consent of the Distributor and its assigns, and nothing will terminate the Distributor’s right to the CDSCs (including without limitation a Complete Termination, as defined in Section 5(iii) of the Plan) with respect to such shares.

(ii) Except as provided in Section 5(ii) of the Plan, the Fund’s obligation to pay the Distribution Fees and CDSCs payable in respect of the Class B or C Shares of any Fund, as applicable, to the Distributor shall be absolute and unconditional and shall not be subject to any dispute, offset, counterclaim or any defense whatsoever, at law or equity, including, without limitation, any of the foregoing based on the insolvency or bankruptcy of the Distributor.

5. Service Fees. The Trust in respect of each Fund and Class of shares shall pay to the Distributor, monthly in arrears on or prior to the third business day of the following calendar month, a fee for personal shareholder services or recordkeeping (the “Service Fee”) at the rate described in the applicable current prospectus of such Fund and Class at the time of such payment.

6. Manner of Offering. The Distributor will conform to the securities laws of any jurisdiction in which it sells, directly or indirectly, any Shares. The Distributor also agrees to furnish to the Trust sufficient copies of any agreements, plans or sales literature it intends to use in connection with any sales of Shares in adequate time for the Trust to file and clear them with the proper authorities before they are put in use, and not to use them until so filed and cleared.

3

The Distributor shall have the right to accept or reject orders for the purchase of Shares. Any consideration that the Distributor may receive in connection with a rejected purchase order will be returned promptly to the prospective purchaser. The Trust or its transfer agent or shareholder servicing agent is authorized to confirm sales of Shares on behalf of the Distributor. The Trust shall register or cause to be registered all Shares sold by the Distributor pursuant to the provisions hereof in such name or names and amounts as the Distributor may request from time to time and the Trust shall issue or cause to be issued certificates evidencing such Shares for delivery to Distributor or pursuant to Distributor’s direction if and to the extent that the Trust contemplates the issuance of such share certificates. All Shares, when so issued and paid for, shall be fully paid and nonassessable.

7. Securities Laws. The Trust has delivered to Distributor a copy of the current Prospectus relating to Shares. The Trust agrees that it will use its best efforts to continue the effectiveness of the Trust’s Registration Statement under the Securities Act of 1933, as amended (the “Securities Act”). The Trust further agrees to prepare and file any amendments to its Registration Statement as may be necessary and any supplemental data in order to comply with the Securities Act. The Trust has already registered under the Investment Company Act as an investment company, and it will use its best efforts to maintain such registration and to comply with the requirements of said Act.

At the Distributor’s request, the Trust will take such steps as may be necessary and feasible to qualify Shares for sale in states, territories or dependencies of the United States of America, in the District of Columbia and in foreign countries, in accordance with the laws thereof, and to renew or extend any such qualification; provided, however, that the Trust shall not be required to qualify Shares or to maintain the qualification of Shares in any state, territory, dependency, district or country where it shall deem such qualification disadvantageous to the Trust.

The Distributor agrees that:

(a) Neither the Distributor nor any of it officers will take any long or short position in the Shares, but this provision shall not prevent the Distributor or its officers from acquiring Shares for investment purposes only;

(b) The Distributor shall furnish to the Trust any pertinent information required to be inserted with respect to the Distributor as the Distributor within the purview of the Securities Act in any reports or registration required to be filed with any governmental authority; and

(c) The Distributor will not make any representations inconsistent with the Registration Statement or Prospectus(es) of the Funds filed under the Securities Act, as in effect from time to time.

4

8. Allocation of Expenses.

(a) The Trust, either directly or through its investment adviser, will be responsible for, and shall pay the expenses incurred in connection with:

(i) providing all necessary services, including fees and disbursements of counsel, related to the preparation, setting in type, printing and filing of any registration statement and/or prospectus(es) and statement of additional information required under the Securities Act, or under state securities laws, covering its Shares, and all amendments and supplements thereto, the mailing of any such prospectus(es) and statement of additional information to existing shareholders, and preparing, setting in type, printing and mailing periodic reports to existing shareholders;

(ii) the cost of all registration or qualification fees;

(iii) the cost of preparing temporary and permanent share certificates for Shares;

(iv) all the Federal and state (if any) issue and/or transfer taxes payable upon the issue by or transfer from the Trust to the Distributor of any and all Shares distributed hereunder.

(b) The Distributor shall bear all sales, promotion or distribution expenses in connection with the distribution of Shares and shall be the sole judge of the extent to which sales or promotion expenses shall be incurred. Expenses incurred in complying with laws regulating the issue or sale of securities shall not be deemed to be sales, promotion or distribution expenses. The Distributor agrees that, after the prospectus(es), statement of additional information and periodic reports have been set in type, it will bear the expense of printing and distributing any copies thereof that are to be used in connection with the offering of Shares to investors. The Distributor further agrees that it will bear the expenses of preparing, printing and distributing any other literature used by the Distributor or furnished by it for use in connection with the offering of the Shares for sale to the public.

(c) The Trust will be responsible for, and shall pay the expenses of, maintaining shareholder accounts and furnishing or causing to be furnished to each shareholder a statement of his account.

9. The Distributor is an Independent Contractor. The Distributor shall be an independent contractor. The Distributor is responsible for its own conduct, for the employment, control and conduct of its agents and employees and for injury to such agents or employees or to others through its agents or employees. The Distributor assumes full responsibility for its agents and employees under applicable statutes and agrees to pay all employer taxes thereunder.

10. Term of Contract. This Distribution Agreement shall go into effect on the date hereof and shall continue in effect until July 31, 2015, and thereafter for successive periods of one year each if such continuance is approved at least annually thereafter (i) either by an affirmative vote of a majority of the outstanding Shares or by the Trustees, (ii) in either case by a majority of the Trustees who are not interested persons of the Distributor or (otherwise than as Trustees) of the Trust, cast in person at a meeting called for the purpose of voting on such approval. Written notice of discontinuance of this Distribution Agreement may be given by one party hereto to the other upon not less than 60 days’ notice.

5

11. Assignment. This Distribution Agreement may not be assigned by the Distributor and shall automatically terminate in the event of an attempted assignment by the Distributor; provided, however, that the Distributor may employ or enter into agreements with such other person, persons, corporation, or corporations, as it shall determine in order to assist it in carrying out this Distribution Agreement, and nothing herein shall prohibit the assignment, sale or pledge by the Distributor of its rights to receive Class B Distribution Fees, Class C Distribution Fees, Class R Distribution Fees or the CDSC with respect to the Class B Shares or Class C Shares.

12. Indemnification by Distributor. The Distributor agrees to indemnify and hold harmless the Trust or any other person who has been, is, or may hereafter be an officer, Trustee or employee of the Trust against any loss, damage or expense reasonably incurred by any of them in connection with any claim or in connection with any action, suit, or proceeding to which any of them may be a party, which arises out of or is alleged to arise out of or is based upon any untrue statement or alleged untrue statement of a material fact, or the omission or alleged omission to state a material fact necessary to make the statements made not misleading, on the part of the Distributor or any agent or employee of the Distributor or any other person for whose acts the Distributor is responsible or is alleged to be responsible, such as any dealer or person through whom sales are made pursuant to an agreement with the Distributor, unless such statement or omission was made in reliance upon written information furnished by the Trust. The term “expenses” for purposes of this and the next paragraph includes attorney’s fees and amounts paid in satisfaction of judgments or in settlements that are made with the Distributor’s consent. The foregoing rights of indemnification shall be in addition to any other rights to which the Trust or a Trustee may be entitled as a matter of law.

13. Indemnification by Trust. The Trust agrees to indemnify and hold harmless the Distributor and each person who has been, is, or may hereafter be an officer, director, employee or agent of the Distributor against any loss, damage or expense reasonably incurred by any of them in connection with any claim or in connection with any action, suit or proceeding to which any of them may be a party, which arises out of or is alleged to arise out of or is based upon any untrue or alleged untrue statement of material fact, or the omission or alleged omission to state a material fact necessary to make the statements therein not misleading, contained in a registration statement or prospectus, or any amendment or supplement thereto, unless such statement or omission was made in reliance upon written information furnished by the Distributor. The foregoing rights of indemnification shall be in addition to any other rights to which the Distributor may be entitled as a matter of law. Nothing contained herein shall relieve the Distributor of any liability to the Trust or its shareholders to which the Distributor would otherwise be subject by reason of willful misfeasance, bad faith, or gross negligence in the performance of its duties or reckless disregard of its obligations and duties hereunder.

14. Non-exclusive Agreement. The services of the Distributor to the Trust hereunder shall not be deemed to be exclusive, and the Distributor shall be free to (a) render similar services to, and act as underwriter or distributor in connection with the distribution of shares of, other investment companies, and (b) engage in any other businesses and activities from time to time.

6

15. Amendment. This Distribution Agreement may be amended at any time by mutual agreement in writing of the parties hereto, provided that any such amendment is approved by a majority of the Trustees who are not interested persons of the Distributor or by the holders of a majority of the outstanding Shares or Funds affected.

16. Governing Law. This Agreement shall be construed in accordance with the laws of the State of Illinois.

17. Limitation of Liability. It is expressly agreed that the obligations of the Trust hereunder shall not be binding upon any of the Trustees, shareholders, nominees, officers, agents or employees of the Trust, personally, but shall bind only the assets and property of the Trust as provided in the Trust’s Declaration of Trust. The execution and delivery of this Agreement have been authorized by the Trustees and shareholders of the Trust and signed by an authorized officer of the Trust, acting as such, and neither such authorization by the Trustees and shareholders nor such execution and delivery by such officer shall be deemed to have been made by any of them individually or to impose any liability on any of them personally, but shall bind only the assets and property of the Trust as provided in its Declaration of Trust.

18. Termination of Prior Agreement. All prior Distribution Agreements between the parties are hereby terminated.

IN WITNESS WHEREOF, this Distribution Agreement has been executed for the Distributor and the Trust by their duly authorized officers, as of the date first set forth above.

CALAMOS FINANCIAL SERVICES LLC

By	/s/ Michael Gallagher
	Name:	Michael Gallagher
Title: Principal Executive Officer

ATTEST:

/s/ Robert Behan
	Name:	Robert Behan
Title: President, Head of Global Distribution

CALAMOS INVESTMENT TRUST

By	/s/ J. Christopher Jackson
	Name:	J. Christopher Jackson
Title: Secretary

7

State Street Bank and Trust Company

200 Newport Ave

North Quincy, MA 02171

Attention: Matthew H. Malkasian, Senior Vice President

Re: New Portfolio

Ladies and Gentlemen:

Please be advised that (i) CALAMOS INVESTMENT TRUST has established one (1) new series of shares to be known as CALAMOS PHINEUS LONG/SHORT FUND (the “New Portfolio”).

In accordance with Section 19.6 (Additional Portfolios) of the Master Custodian Agreement dated as of September 11, 2009 (as amended, modified or supplemented from time to time, the “Agreement”) between each management investment company identified on Appendix A thereto and State Street Bank and Trust Company, the undersigned Funds hereby requests that your bank act as Custodian for the New Portfolio under the terms of the Agreement. In connection with such request, each undersigned Fund hereby confirms to you, as of the date hereof, its representations and warranties set forth in Section 19.7 of the Agreement.

Attached as Appendix A hereto is a replacement of “Appendix A” to the Agreement, effective as of the date set forth below.

Kindly indicate your acceptance of the foregoing by executing two copies of this letter agreement, returning one to the Fund and retaining one for your records.

Sincerely,

CALAMOS INVESTMENT TRUST

By:	/s/ Curtis Holloway
Name:	Curtis Holloway
Title:	Treasurer , Duly Authorized

Agreed and Accepted:

STATE STREET BANK AND TRUST COMPANY

By:	/s/ Gunjan Kedia
Name:	Gunjan Kedia
Title:	Executive Vice President

Effective Date:	January 21, 2016

Appendix A

APPENDIX A

TO

MASTER CUSTODIAN AGREEMENT

MANAGEMENT INVESTMENT COMPANIES REGISTERED WITH THE SEC AND PORTFOLIOS THEREOF, IF ANY

CALAMOS ADVISORS TRUST
Calamos Growth and Income Portfolio	36-7271106
CALAMOS ETF TRUST
Calamos Focus Growth ETF	46-4719328
CALAMOS INVESTMENT TRUST
Calamos Focus Growth Fund	41-2111185
Calamos Convertible Fund	36-3316238
Calamos Discovery Growth Fund	27-1664798
Calamos Dividend Growth Fund	46-2951829
Calamos Evolving World Growth Fund	26-2192228
Calamos Emerging Market Equity Fund	46-3926429
Calamos Global Convertible Fund	47-2271491
Calamos Global Equity Fund	20-8166626
Calamos Global Growth and Income Fund	36-4088206
Calamos Growth Fund	36-3723359
Calamos Growth and Income Fund	36-3575418
Calamos Hedged Equity Income Fund	47-2255361
Calamos High Yield Fund	36-4307069
Calamos International Growth Fund	20-2395043
Calamos Long/Short Fund	46-2392693
Calamos Market Neutral Income Fund	36-3723358
Calamos Mid Cap Growth Fund	46-2956863
Calamos Total Return Bond Fund	20-8872705
Calamos Opportunistic Value Fund	22-3848966
Calamos Phineus Long/Short Fund	47-5668954
CALAMOS CONVERTIBLE OPPORTUNITIES AND INCOME FUND	03-0426532
CALAMOS CONVERTIBLE AND HIGH INCOME FUND	02-0683363
CALAMOS STRATEGIC TOTAL RETURN FUND	04-3785941
CALAMOS GLOBAL TOTAL RETURN FUND	20-3377281
CALAMOS GLOBAL DYNAMIC INCOME FUND	20-8819776
CALAMOS DYNAMIC CONVERTIBLE AND INCOME FUND	47-1549409

State Street Bank and Trust Company

200 Newport Ave

North Quincy, MA 02171

Attention: Matthew H. Malkasian, Senior Vice President

Re: New Portfolio

Ladies and Gentlemen:

Please be advised that (i) CALAMOS INVESTMENT TRUST has established one (1) new series of shares to be known as CALAMOS PHINEUS LONG/SHORT FUND (the “New Portfolio”).

In accordance with Section 8.6 (the additional portfolios provision) of the Master Services Agreement dated as of March 15, 2004, by and among each registered investment company party thereto and State Street Bank and Trust Company (as amended, modified or supplemented from time to time, the “Master Services Agreement”), the undersigned Fund hereby requests that your bank perform accounting and fund administration services for the New Portfolio under the terms of the Master Services Agreement.

In connection with such request each Fund: (i) confirms to you, as of the date hereof, its representations and warranties set forth in Section 4.2 of the Master Services Agreement; and (ii) for the avoidance of doubt, acknowledges and confirms to State Street that the letter agreement dated March 31, 2006 (“Third Side Letter”) by and among the Funds and State Street shall also apply to the New Portfolio and the undersigned Fund agrees to be bound by all of the terms and conditions of the Third Side Letter.

Attached as Appendix A hereto is a replacement of “Appendix A” to the Agreement, effective as of the date set forth below.

Kindly indicate your acceptance of the foregoing by executing two copies of this letter agreement, returning one to the Fund and retaining one for your records.

Sincerely,

CALAMOS INVESTMENT TRUST

By:	/s/ Curtis Holloway
Name:	Curtis Holloway
Title:	Treasurer , Duly Authorized

Agreed and Accepted:

STATE STREET BANK AND TRUST COMPANY

By:	/s/ Gunjan Kedia
Name:	Gunjan Kedia
Title:	Executive Vice President

Effective Date:	January 21, 2016

Appendix A

APPENDIX A

TO

MASTER SERVICES AGREEMENT

MANAGEMENT INVESTMENT COMPANIES REGISTERED WITH THE SEC AND PORTFOLIOS THEREOF, IF ANY

CALAMOS ADVISORS TRUST
Calamos Growth and Income Portfolio	36-7271106
CALAMOS ETF TRUST
Calamos Focus Growth ETF	46-4719328
CALAMOS INVESTMENT TRUST
Calamos Focus Growth Fund	41-2111185
Calamos Convertible Fund	36-3316238
Calamos Discovery Growth Fund	27-1664798
Calamos Dividend Growth Fund	46-2951829
Calamos Evolving World Growth Fund	26-2192228
Calamos Emerging Market Equity Fund	46-3926429
Calamos Global Convertible Fund	47-2271491
Calamos Global Equity Fund	20-8166626
Calamos Global Growth and Income Fund	36-4088206
Calamos Growth Fund	36-3723359
Calamos Growth and Income Fund	36-3575418
Calamos Hedged Equity Income Fund	47-2255361
Calamos High Income Fund	36-4307069
Calamos International Growth Fund	20-2395043
Calamos Long/Short Fund	46-2392693
Calamos Market Neutral Income Fund	36-3723358
Calamos Mid Cap Growth Fund	46-2956863
Calamos Total Return Bond Fund	20-8872705
Calamos Opportunistic Value Fund	22-3848966
Calamos Phineus Long/Short Fund	47-5668954
CALAMOS CONVERTIBLE OPPORTUNITIES AND INCOME FUND	03-0426532
CALAMOS CONVERTIBLE AND HIGH INCOME FUND	02-0683363
CALAMOS STRATEGIC TOTAL RETURN FUND	04-3785941
CALAMOS GLOBAL TOTAL RETURN FUND	20-3377281
CALAMOS GLOBAL DYNAMIC INCOME FUND	20-8819776
CALAMOS DYNAMIC CONVERTIBLE AND INCOME FUND	47-1549409

Calamos Investment Trust

Administration Servicing Agreement

This is an amendment (the “Amendment”) to the Administration Servicing Agreement, dated September 21, 2000, by and between Calamos Investment Trust and U.S. Bancorp Fund Services, LLC, (as amended, restated, modified or supplemented from time to time, collectively, the “Agreement”).

In consideration of the mutual covenants and agreements contained herein, the parties agree to the following amendment to the Agreement:

1.)	The separate series of Calamos Investment Trust set forth on Exhibit A of the Agreement is hereby replaced with the following:

Name of Series

Calamos Growth Fund

Calamos Focus Growth Fund

Calamos Opportunistic Value Fund

Calamos Growth & Income Fund

Calamos International Growth Fund

Calamos Global Growth & Income Fund

Calamos High Income Fund

Calamos Convertible Fund

Calamos Market Neutral Income Fund

Calamos Global Equity Fund

Calamos Discovery Growth Fund

Calamos Total Return Bond Fund

Calamos Evolving World Growth Fund

Calamos Long/Short Fund

Calamos Dividend Growth Fund

Calamos Mid Cap Growth Fund

Calamos Emerging Market Equity Fund

Calamos Global Convertible Fund

Calamos Hedged Equity Income Fund

Calamos Phineus Long/Short Fund

All other terms of the Agreement shall remain in full force and effect. If the terms of the Agreement and this Amendment conflict, the terms of this Amendment shall govern.

Each party represents that the undersigned has full power and authority to execute this Amendment and bind such party according to the terms herein.

Dated: March 21, 2016

Calamos Investment Trust		U.S. Bancorp Fund Services, LLC

By:	/s/ Curtis Holloway	By:	/s/ Michael R. McVoy
Name:	Curtis Holloway	Name:	Michael R. McVoy
Title:	Treasurer	Title:	Executive Vice President

Amendment to the

Amended and Restated Financial Accounting Services Agreement

This is an amendment (the “Amendment”) to the Amended and Restated Financial Accounting Services Agreement, dated December 13, 2004 (the “Agreement”) entered into among Calamos Advisors LLC and the parties listed in Schedule I thereto.

In consideration of the mutual agreements and covenants contained herein, the parties agree to the following amendments to the Agreement:

(1)	Schedule I of the Agreement is hereby deleted and replaced with the attached Schedule I; and

(2)	All other terms of the Agreement shall remain in full force and effect. If the terms of the Agreement and this Amendment conflict, then the terms of the Amendment shall control.

This Amendment shall be effective as of December 15, 2015.

CALAMOS ADVISORS LLC		CALAMOS INVESTMENT TRUST, on behalf of itself and each series thereunder

By:	/s/ Nimish S. Bhatt	By:	/s/ J. Christopher Jackson
Name:	Nimish S. Bhatt	Name:	J. Christopher Jackson
Title:	Senior Vice President, Chief Financial	Title:	Secretary
Officer, and Head of Fund Administration

CALAMOS ADVISORS TRUST		CALAMOS CONVERTIBLE OPPORTUNITIES AND INCOME FUND

By:	/s/ J. Christopher Jackson	By:	/s/ J. Christopher Jackson
Name:	J. Christopher Jackson	Name:	J. Christopher Jackson
Title:	Secretary	Title:	Secretary

CALAMOS CONVERTIBLE AND HIGH INCOME FUND		CALAMOS STRATEGIC TOTAL RETURN FUND

By:	/s/ J. Christopher Jackson	By:	/s/ J. Christopher Jackson
Name:	J. Christopher Jackson	Name:	J. Christopher Jackson
Title:	Secretary	Title:	Secretary

CALAMOS GLOBAL TOTAL RETURN FUND		CALAMOS GLOBAL DYNAMIC INCOME FUND

By:	/s/ J. Christopher Jackson	By:	/s/ J. Christopher Jackson
Name:	J. Christopher Jackson	Name:	J. Christopher Jackson
Title:	Secretary	Title:	Secretary

CALAMOS ETF TRUST, on behalf of itself and each series thereunder		CALAMOS DYNAMIC CONVERTIBLE AND INCOME FUND

By:	/s/ J. Christopher Jackson	By:	/s/ J. Christopher Jackson
Name:	J. Christopher Jackson	Name:	J. Christopher Jackson
Title:	Secretary	Title:	Secretary

SCHEDULE I

Calamos Investment Trust, a Massachusetts business trust

Calamos Convertible Fund

Calamos Growth and Income Fund

Calamos Market Neutral Income Fund

Calamos Growth Fund

Calamos Global Growth and Income Fund

Calamos High Income Fund

Calamos Value Fund

Calamos Focus Growth Fund

Calamos International Growth Fund

Calamos Global Equity Fund

Calamos Total Return Bond Fund

Calamos Evolving World Growth Fund

Calamos Discovery Growth Fund

Calamos Long/Short Fund

Calamos Dividend Growth Fund

Calamos Mid Cap Growth Fund

Calamos Emerging Market Equity Fund

Calamos Global Convertible Fund

Calamos Hedged Equity Income Fund

Calamos Phineus Long/Short Fund

Calamos Advisors Trust, a Massachusetts business trust

Calamos Growth and Income Portfolio

Calamos ETF Trust, a Delaware statutory trust

Calamos Focus Growth ETF

Calamos Convertible Opportunities and Income Fund, a Delaware statutory trust

Calamos Convertible and High Income Fund, a Delaware statutory trust

Calamos Strategic Total Return Fund, a Delaware statutory trust

Calamos Global Total Return Fund, a Delaware statutory trust

Calamos Global Dynamic Income Fund, a Delaware statutory trust

Calamos Dynamic Convertible and Income Fund, a Delaware statutory trust

Calamos Investment Trust and Calamos Advisors Trust

Amendment to the Transfer Agent Servicing Agreement

This is an amendment (the “Amendment”) to the Transfer Agent Servicing Agreement, dated January 1, 2014, by and among Calamos Investment Trust, Calamos Advisors Trust and U.S. Bancorp Funds Services, LLC, (as amended, restated, modified or supplemented from time to time, collectively, the “Agreement”).

In consideration of the mutual covenants and agreements contained herein, the parties agree to the following amendment to the Agreement:

The separate series of Calamos Investment Trust and Calamos Advisors Trust set forth on Exhibit A of the Agreement is hereby replaced with the following Exhibit A:

Exhibit A to the Transfer Agent Servicing Agreement

The Calamos Fund Complex shall mean:

Calamos Investment Trust

Calamos Growth Fund

Calamos Focus Growth Fund

Calamos Value Fund

Calamos Growth & Income Fund

Calamos International Growth Fund

Calamos Global Growth & Income Fund

Calamos High Income Fund

Calamos Convertible Fund

Calamos Market Neutral Income Fund

Calamos Global Equity Fund

Calamos Discovery Growth Fund

Calamos Total Return Bond Fund

Calamos Evolving World Growth Fund

Calamos Long/Short Fund

Calamos Dividend Growth Fund

Calamos Mid Cap Growth Fund

Calamos Emerging Market Equity Fund

Calamos Global Convertible Fund

Calamos Hedged Equity Income Fund

Calamos Phineus Long/Short Fund

Calamos Advisors Trust

Calamos Growth and Income Portfolio

1

All other terms of the Agreement shall remain in full force and effect. If the terms of the Agreement and this Amendment conflict, the terms of this Amendment shall govern.

Each party represents that the undersigned has full power and authority to execute this Amendment and bind such party according to the terms herein.

Dated: January 07, 2016

Calamos Investment Trust		U.S. Bancorp Fund Services, LLC

By:	/s/ Curtis Holloway	By:	/s/ Michael R. McVoy
Name:	Curtis Holloway	Name:	Michael R. McVoy
Title:	Treasurer	Title:	Executive Vice President

Calamos Advisors Trust

By:	/s/ Curtis Holloway
Name:	Curtis Holloway
Title:	Treasurer

2

Calamos Advisors LLC

2020 Calamos Court

Naperville, Illinois 60563-1493

December 15, 2015

Calamos Investment Trust

2020 Calamos Court

Naperville, Illinois 60563

Ladies and Gentlemen:

Calamos Advisors LLC (“Calamos Advisors”) hereby undertakes as follows:

In the interest of limiting the expenses of each of the following series of Calamos Investment Trust (each a “Fund”): Growth Fund, Focus Growth Fund, Value Fund, Growth and Income Fund, Global Growth and Income Fund, High Income Fund, Convertible Fund, Market Neutral Income Fund, International Growth Fund, Global Equity Fund, Evolving World Growth Fund, Total Return Bond Fund, Discovery Growth Fund, Long/Short Fund, Dividend Growth Fund, Mid Cap Growth Fund, Emerging Market Equity Fund, Global Convertible Fund, Hedged Equity Income Fund and Calamos Phineus Long/Short Fund, Calamos Advisors undertakes to reimburse each Fund to the extent, but only to the extent, that the annualized expenses of each of the following classes of the Fund through March 31, 2017, as a percent of the average net assets of such class of shares exceed the applicable percentage for that class of each series, as set forth below . This calculation will exclude taxes, interest, short interest, short dividend expenses all commissions and other normal charges incident to the purchase and sale of portfolio securities, and extraordinary charges such as litigation costs, but will include fees paid to Calamos Advisors, including any applicable performance fees. i

I.	Growth Fund, Growth and Income Fund, Global Growth and Income Fund, High Income Fund, Convertible Fund, Market Neutral Income Fund , and Evolving World Growth Fund:

Class of Shares
	A	B	C	I	R
Expense limitation	1.75%	2.50%	2.50%	1.50%	2.00%

II.	Focus Growth Fund and Opportunistic Value Fund:

Class of Shares
	A	B	C	I	R
Expense limitation	1.15	1.90	1.90	0.90	1.40

III.	International Growth Fund and Global Equity Fund:

Class of Shares
	A	B	C	I	R
Expense limitation	1.40	2.15	2.15	1.15	1.65

IV.	Discovery Growth Fund:

Class of Shares
	A	B	C	I	R
Expense limitation	1.50%	2.25%	2.25%	1.25%	1.75%

V.	Total Return Bond Fund:

Class of Shares
	A	B	C	I	R
Expense limitation	0.90%	1.65%	1.65%	0.65%	1.15%

VI.	Long/Short Fund and Phineus Long/Short Fund:

Class of Shares
	A	C	I	R
Expense limitation	2.00%	2.75%	1.75%	2.25%

VII.	Dividend Growth Fund and Global Convertible Fund:

Class of Shares
	A	C	I	R
Expense limitation	1.35%	2.10%	1.10%	1.60%

VIII.	Mid Cap Growth Fund and Hedged Equity Income Fund:

Class of Shares
	A	C	I	R
Expense limitation	1.25%	2.00%	1.00%	1.50%

IX.	Emerging Market Equity Fund:

Class of Shares
	A	C	I	R
Expense limitation	1.75%	2.50%	1.50%	2.00%

The amount of the expense reimbursement to any Fund (or any offsetting reimbursement by a Fund to Calamos Advisors) shall be computed on an annual basis, accrued daily and paid monthly. This undertaking shall be binding upon any successors and assigns of Calamos Advisors.

Very truly yours,

CALAMOS ADVISORS LLC

By:	/s/ Nimish S. Bhatt
Name:	Nimish S. Bhatt
Title:	Senior Vice President, Chief Financial Officer, & Head of Fund Administration

i

Accrual of fund expenses and any reimbursement occurs on a daily basis in conjunction with the striking of the NAV. All operating expenses, including the management fee, are calculated based on the total assets of each fund. Any reimbursement is then calculated at the fund level. The fund level expenses, net of any reimbursement, are then allocated to each share class based on class assets. This approach ensures that all operating expenses and reimbursement are applied to all shareholders equally. Class specific 12b-1 fees are then applied to each share class, except for Class I, which has no 12b-1 fee. The class specific 12b-1 fees account for the difference in expense ratios among classes on a daily basis.

ROPES & GRAY LLP 191 NORTH WACKER DRIVE 32nd FLOOR CHICAGO, ILLINOIS 60606-4302 WWW.ROPESGRAY.COM

March 24, 2016

Calamos Investment Trust

2020 Calamos Court

Naperville, Illinois 60563

Ladies and Gentlemen:

We are furnishing this opinion in connection with the filing of Post-Effective Amendment No. 103 under the Securities Act of 1933, as amended, and Amendment No. 105 under the Investment Company Act of 1940, as amended, to the Registration Statement on Form N-1A of Calamos Investment Trust (the “Trust”) for the registration of an indefinite number of Class A, Class C, and Class I shares of beneficial interest (the “Shares”) of a new series of the Trust, Calamos Phineus Long/Short Fund (the “Fund”).

In connection with this opinion, we have examined the Trust’s Fourth Amended and Restated Agreement and Declaration of Trust, as amended (“Agreement and Declaration of Trust”) (as on file in the office of the Secretary of The Commonwealth of Massachusetts and the Clerk of the City of Boston), its Bylaws, as amended, and such other documents as we have deemed necessary for the purpose of this opinion.

We are familiar with the action taken by the Board of Trustees of the Trust to authorize the issuance of the Shares of the Fund. We assume that appropriate action has been taken to register or qualify the sale of the Shares of the Fund under any applicable state and federal laws regulating offerings and sales of securities. We also have assumed that the Shares of the Fund will be sold for the consideration described in the Registration Statement of the Trust on Form N-1A, as amended to the date of such sale, and that such consideration will in each event be at least equal to the net asset value per Share of such Shares.

We were not involved in the organization of the Trust. We have not examined independently the question of what law would govern the interpretation or enforcement of any provision of the Agreement and Declaration of Trust, and have for this purpose assumed that the Trust is a duly established and validly existing unincorporated voluntary association with transferable shares under Massachusetts law (commonly known as a “Massachusetts business trust”) and that the interpretation and enforcement of each provision of the Agreement and Declaration of Trust will be governed by the laws of The Commonwealth of Massachusetts.

We have made such examination of Massachusetts law as we have deemed relevant for purposes of this opinion. We express no opinion as to the effect of laws, rules, and regulations of any state or jurisdiction other than The Commonwealth of Massachusetts.

- 2 -	March 24, 2016

Based upon and subject to the foregoing, we are of the opinion that the Trust is authorized to issue an unlimited number of Class A Shares, Class C Shares, and Class I Shares of the Fund, and that, when such Shares are issued and sold on the terms described in the Registration Statement and the authorized consideration therefor is received by the Trust, such Shares will be validly issued, fully paid, and nonassessable by the Trust.

Under Massachusetts law, shareholders of a Massachusetts business trust could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Agreement and Declaration of Trust disclaims shareholder liability for payment under any credit, contract, or claim against the Trust or any series of the Trust. The Agreement and Declaration of Trust provides for indemnification by the Trust of any shareholder or former shareholder held liable solely by reason of his or her being or having been a shareholder and not because of his or her acts or omissions or for some other reason. Thus, the risk of a shareholder’s incurring financial loss on account of shareholder liability should be limited to circumstances in which the Trust itself would be unable to meet its obligations.

We consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

/s/ Ropes & Gray LLP
Ropes & Gray LLP

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Post-Effective Amendment No. 103 to Registration Statement No. 33-19228 of Calamos Phineus Long/Short Fund, a series of Calamos Investment Trust, on Form N-1A of our reports dated February 16, 2016, relating to the financial statements of Phineus Voyager, L.P. and Phineus Master Fund, Ltd. as of and for the year ended December 31, 2015 and to the schedule of investments of the Phineus Master Fund, Ltd. as of December 31, 2014.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois

March 28, 2016

CALAMOS INVESTMENT TRUST

Fourteenth Amended and Restated Distribution Plan

(as amended effective, December 15, 2015)

Pursuant to the provisions of Rule 12b-1 under the Investment Company Act of 1940, as amended (the “Act”), this thirteenth amended and restated distribution (12b-1) plan (the “Plan”) has been adopted for Calamos Convertible Fund, Calamos Growth and Income Fund, Calamos Market Neutral Income Fund, Calamos Growth Fund, Calamos Global Growth and Income Fund, Calamos High Income Fund, Calamos Value Fund, Calamos Focus Growth Fund, Calamos International Growth Fund, Calamos Global Equity Fund, Calamos Total Return Bond Fund, Calamos Evolving World Growth Fund, Calamos Discovery Growth Fund, Calamos Long/Short Fund, Calamos Dividend Growth Fund, Calamos Mid Cap Growth Fund, Calamos Emerging Market Equity Fund, Calamos Global Convertible Fund, Calamos Hedged Equity Income Fund and Calamos Phineus Long/Short Fund (the “Funds”), each a series of Calamos Investment Trust (the “Trust”), by a majority of the trustees of the Trust, including a majority of the trustees who are not “interested persons” of the Trust (as defined in the Act) and who have no direct or indirect financial interest in the operation of the Plan or in any agreements related to the Plan (the “non-interested trustees”). The substance of the Plan has also been approved by the vote of a majority of the outstanding shares of each Fund. This Plan shall become effective on the date set forth above, and shall amend and restate in their entirety the distribution (12b-1) plans previously adopted by the Trust.

Section 1. Class A Shares. Each Fund shall pay to Calamos Financial Services LLC (the “Distributor”), at the end of each month, a distribution and service fee equal to the average daily net assets of Class A shares multiplied by that portion of 0.25% that the number of days in the month bears to 365. Each such payment represents compensation for (a) expenses incurred by the Distributor for the promotion and distribution of the shares of the Fund making the payment, including, but not limited to the printing of prospectuses and reports used for sales purposes, advertisements, expenses of preparation and printing of sales literature and other distribution-related expenses, including any distribution fees paid to securities dealers and others who have executed selling group agreements with the Distributor, and (b) personal services provided by the Distributor to shareholders of the Fund making the payment, including answering inquiries from clients of the Distributor and other shareholders regarding such Fund; assisting clients in changing account designations and addresses; assisting clients in processing purchase and redemption transactions; investing client cash account balances automatically in shares of such Fund; such other services as such Fund may request, to the extent the Distributor is permitted to render such services by applicable statute, rule, or regulation; and payment of service fees to securities dealers and others who provide such services to their clients who are Fund shareholders (“Service Agents”); provided, however, that such service fees for Class A shares of any Fund paid to any Service Agent shall not exceed 0.25% of the average daily net asset value of such shares owned by shareholders for whom the Service Agent performs services.

Section 2. Class B Shares. Each Fund, shall pay to the Distributor, at the end of each month, fees equal to the average daily net assets of Class B shares multiplied by that portion of the percentage indicated below which the number of days in the month bears to 365:

Distribution Fee	0.75%
Service Fee	0.25%

The fee designated Distribution Fee (the “Class B Distribution Fees”) represents compensation for expenses incurred by the Distributor for the promotion and distribution of the Class B shares of the Fund making the payment, including, but not limited to the printing of prospectuses and reports used for sales purposes, advertisements, expenses of preparation and printing of sales literature and other distribution-related expenses, including any Class B Distribution Fees paid to securities dealers and others who have executed selling group agreements with the Distributor. The fee designated Service Fee represents compensation for personal services provided by the Distributor to shareholders of the Fund making the payment, including answering inquiries from clients of the Distributor and other shareholders regarding such Fund; assisting clients in changing account designations and addresses; assisting clients in processing purchase and redemption transactions; investing client cash account balances automatically in shares of such Fund; such other services as such Fund may request, to the extent the Distributor is permitted to render such services by applicable statute, rule, or regulation; and payment of Service Fees to Service Agents. Subject to the limitations in this paragraph, the Distributor shall determine the amounts to be paid by it to Service Agents and the basis on which such amounts shall be determined; provided, however, that such Service Fees for Class B shares of any Fund paid to any Service Agent shall not exceed 0.25% of the average daily net asset value of such shares owned by shareholders for whom the Service Agent performs services.

The Distributor may assign, sell or pledge its right to receive the Class B Distribution Fees (but not its obligation to the Trust) to a third party, and such assignment, sale or pledge shall be free and clear of offsets or claims that the Trust or any Fund may have against the Distributor. The Trust agrees to pay the Class B Distribution Fees relating to each Fund directly to the third party assignee, pledgor or purchaser or its designee.

Section 3. Class C Shares. Each Fund shall pay to the Distributor, at the end of each month, fees equal to the average daily net assets of Class C Shares multiplied by that portion of the percentage indicated below which the number of days in the month bears to 365:

Distribution Fee	0.75%
Service Fee	0.25%

The fee designated Distribution Fee (the “Class C Distribution Fees”) represents compensation for expenses incurred by the Distributor for the promotion and distribution of the Class C shares of the Fund making the payment, including, but not limited to the printing of prospectuses and reports used for sales purposes, advertisements, expenses of preparation and printing of sales literature and other distribution-related expenses, including any Class C Distribution Fees paid to securities dealers and others who have executed selling group agreements with the Distributor. The fee designated Service Fee represents compensation for personal services provided by the Distributor to shareholders of the Fund making the payment, including answering inquiries from clients of the Distributor and other shareholders regarding such Fund; assisting clients in changing account designations and addresses; assisting clients in processing purchase and redemption transactions; investing client cash account balances

2

automatically in shares of such Fund; such other services as such Fund may request, to the extent the Distributor is permitted to render such services by applicable statute, rule, or regulation; and payment of Service Fees to Service Agents. Subject to the limitations in this paragraph, the Distributor shall determine the amounts to be paid by it to Service Agents and the basis on which such amounts shall be determined; provided, however, that such Service Fees for Class C Shares of any Fund paid to any Service Agent shall not exceed 0.25% of the average daily net asset value of such shares owned by shareholders for whom the Service Agent performs services.

The Distributor may assign its right to the Class C Distribution Fees (but not its obligation to the Trust) to a third party, and such transfer shall be free and clear of offsets or claims that the Trust or any Fund may have against the Distributor. The Trust may agree, at the request of the Distributor, to pay the Class C Distribution Fees relating to each Fund directly to the third party transferee or its designee.

Section 4. Class R Shares. Each Fund shall pay to Calamos Financial Services LLC (the “Distributor”), at the end of each month, a distribution and service fee equal to the average daily net assets of Class R shares multiplied by that portion of 0.50% that the number of days in the month bears to 365. Each such payment represents compensation for (a) expenses incurred by the Distributor for the promotion and distribution of the shares of the Fund making the payment, including, but not limited to the printing of prospectuses and reports used for sales purposes, advertisements, expenses of preparation and printing of sales literature and other distribution-related expenses, including any distribution fees paid to securities dealers and others who have executed selling group agreements with the Distributor, and (b) personal services provided by the Distributor to shareholders of the Fund making the payment, including answering inquiries from clients of the Distributor and other shareholders regarding such Fund; assisting clients in changing account designations and addresses; assisting clients in processing purchase and redemption transactions; investing client cash account balances automatically in shares of such Fund; such other services as such Fund may request, to the extent the Distributor is permitted to render such services by applicable statute, rule, or regulation; and payment of service fees to securities dealers and others who provide such services to their clients who are Fund shareholders (“Service Agents”); provided, however, that such service fees for Class R shares of any Fund paid to any Service Agent shall not exceed 0.50% of the average daily net asset value of such shares owned by shareholders for whom the Service Agent performs services.

Section 5. Distribution Agreements. Each distribution agreement between the Trust and the Distributor (each a “Distribution Agreement”) relating to the Class B, C or R Shares of any Fund shall provide that, notwithstanding anything to the contrary in this Distribution Plan or such Distribution Agreement:

(i) the Distributor will have performed all services required to be performed in order to be entitled to receive the Distribution Fees payable in respect of each Class B share of the Fund, in respect of the first year’s Distribution Fees for each Class C Share of the Fund upon the settlement date for the sale of such Class B or C Shares, respectively;

(ii) the Fund’s obligation to pay the Distributor the Distribution Fees shall not be terminated or modified (including without limitation, by change in the rules applicable

3

to the conversion of the Class B or C Shares of the Fund into shares of another class) as to any Fund for any reason (including a termination of this Distribution Plan or the Distribution Agreement between such Distributor and the Trust) except: (a) to the extent required by the Investment Company Act of 1940, as amended (the “1940 Act”) or the rules or regulations thereunder, or the Conduct Rules of the National Association of Securities Dealers, Inc. (the “NASD”), or (b) in connection with a Complete Termination (as defined below) of this Distribution Plan with respect to that Fund by the Trust;

(iii) For purposes of this Distribution Plan and any such Distribution Agreement, the term “Complete Termination” in respect of this Distribution Plan as it relates to the Class B or C Shares of any Fund means a termination of this Distribution Plan and such Distribution Agreement involving the complete cessation of the payment of Distribution Fees in respect of all Class B or C Shares, respectively, of the Fund, and the complete cessation of the payment of any asset based sales charge (within the meaning of the Conduct Rules of the NASD) or similar fees in respect of the Fund and any successor mutual fund or any mutual fund acquiring substantially all of the assets of the Fund (the Fund and such other mutual funds hereinafter referred to as the “Affected Funds”) in respect of the Class B or C Shares and every future class of shares (other than future classes of shares established more than eight years after the date of such termination) which has substantially similar characteristics to the Class B or C Shares, respectively, of such Affected Funds taking into account the manner of payment and amount of asset based sales charge, CDSC or other similar charges borne directly or indirectly by the holders of such shares; provided, that (a) the Trustees of the Trust, including a majority of the non-interested trustees of the Trust, shall have determined that such termination is in the best interest of such Affected Funds and the shareholders of such Affected Funds, and (b) such termination does not alter the CDSC as in effect at the time of such termination applicable to shares of the Fund, the date of original issuance of which occurs on or prior to such termination.

Section 6. Other Compensation. No additional payments are to be made by the Trust or the Funds as a result of the Plan other than (a) the compensation the Trust is otherwise obligated to pay to Calamos Advisors LLC (the “Adviser”) pursuant to the Management Agreement as in effect at any time, (b) payments pursuant to Sections 1, 2, 3 and 4 of this Plan, and (c) payments made by the Trust or the Funds in the ordinary course of their business. To the extent any payments by the Trust or the Funds under subsection (c) above, or to or by the Adviser, the Distributor, or other parties on behalf of the Trust, Adviser or Distributor, are deemed to be payments for the financing of any activity primarily intended to result in the sales of Fund shares issued by the Trust within the context of Rule 12b-1 under the Act, then such payments shall be deemed to have been made pursuant to the Plan. The costs and activities the payment of which are intended to be within the scope of the Plan shall include, but not necessarily be limited to, the:

(i) costs of the preparation, printing, and mailing of all required reports and notices to existing shareholders;

(ii) costs of the preparation, printing, and mailing or other dissemination of all prospectuses (including statements of additional information); and

(iii) costs of the preparation, printing and mailing of any proxy statements and proxies.

4

Section 7. Information to be Provided by Distributor. The Distributor shall prepare written reports to the Trust’s board of trustees on a quarterly basis showing all amounts paid under this Plan and any distribution or service agreements and the purposes for which such payments were made, plus a summary of the expenses incurred by the Distributor hereunder, together with such other information as from time to time shall be reasonably requested by the board of trustees of the Trust.

Section 8. Non-interested Trustees. So long as the Plan is in effect, nominees for election as non-interested trustees shall be selected by the non-interested trustees as required by Rule 12b-1 under the Act.

Section 9. Term of Plan. The Plan shall remain in effect until July 31, 2010, and shall continue in effect from year to year thereafter only so long as such continuance is specifically approved at least annually by the vote of a majority of the trustees of the Trust, including a majority of the non-interested trustees of the Trust who have no direct or indirect financial interest in the Plan or in any agreements related to the Plan, cast in person at a meeting called for such purpose.

Section 10. Termination of Plan. The Plan may be terminated as to a Fund, without penalty, at any time by either a majority of the non-interested trustees of the Trust or by vote of a majority of the outstanding voting securities of that Fund, and shall terminate automatically in the event of any act that terminates the Distribution Agreement with the Distributor.

Notwithstanding the foregoing or Section 12 below, any amendment or termination of this Distribution Plan as to any Fund shall not affect the rights of the Distributor to receive the Distribution Fee relating to the Fund unless the termination constitutes a Complete Termination of this Distribution Plan and the related Distribution Agreement as to the Fund as described in Section 4 above.

Section 11. Related Agreements. Any agreement related to the Plan, including any distribution or service agreement, may be terminated, without penalty, at any time by either a majority of the non-interested trustees of the Trust or by vote of a majority of the outstanding voting securities of the Fund or Funds to which the agreement relates on not more than 60 days’ written notice to any other party to such agreement, and shall terminate automatically in the event of any act that terminates the Plan or the Distribution Agreement with the Distributor. Any such related agreement shall terminate automatically in the event of any act that constitutes its assignment.

Section 12. Amendments. Neither the Plan nor any distribution or service agreement may be amended to increase materially the amount deemed to be spent for distribution or servicing of a Fund’s shares without approval by a majority of that Fund’s outstanding voting securities, and all material amendments to the Plan and any distribution or service agreement shall be approved by a vote of a majority of the trustees of the Trust, including a majority of the non-interested trustees of the Trust who have no direct or indirect financial interest in the Plan or in any agreements related to the Plan, cast in person at a meeting called for such purpose.

5

Section 13. Limitation of Liability. Any obligation of the Trust hereunder shall be binding only upon the assets of the Trust (or the Fund) and shall not be binding upon any trustee, officer, employee, agent, or shareholder of the Trust. Neither the authorization of any action by the trustees or shareholders of the Trust nor the execution of this Plan on behalf of the Trust shall impose any liability upon any trustee or any shareholder.

This Plan and the terms and provisions thereof are hereby accepted and agreed to by the Trust and the Distributor as evidenced by their execution hereof.

Dated as of December 15 , 2015

CALAMOS INVESTMENT TRUST		CALAMOS FINANCIAL SERVICES LLC

By:	/s/ J. Christopher Jackson	By:	/s/ Michael Gallagher
Name:	J. Christopher Jackson		Name: Michael Gallagher
Title:	Secretary		Title: Principal Executive Officer

6

PHINEUS VOYAGER, L.P.

FINANCIAL STATEMENTS

AND

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2015

(INCLUDING THE FINANCIAL STATEMENTS AND

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM OF

PHINEUS MASTER FUND, LTD.)

PHINEUS VOYAGER, L.P.

MASTER INDEX

Section

Phineus Voyager, L.P.	I
Financial Statements and Report of Independent Registered Public Accounting Firm as of December 31, 2015 and for the year then ended

Phineus Master Fund, Ltd.	II
Financial Statements and Report of Independent Registered Public Accounting Firm as of December 31, 2015 and for the year then ended

PHINEUS VOYAGER, L.P.

FINANCIAL STATEMENTS

AND

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2015

PHINEUS VOYAGER, L.P.

CONTENTS

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statement of Financial Condition	2

Statement of Operations	3

Statement of Changes in Partners’ Capital	4

Notes to Financial Statements	5-8

Deloitte & Touche LLP 111 S. Wacker Drive Chicago, IL 60606-4301 USA Tel: +1 312 486 1000 Fax: +1 312 486 1486 www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Phineus Voyager, L.P.

We have audited the accompanying statement of financial condition of Phineus Voyager, L.P. (the “Fund”), as of December 31, 2015, and the related statements of operations and changes in partners’ capital for the year then ended. These financial statements are the responsibility of the Fund’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Fund is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2015, by correspondence with the custodian and brokers. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements referred to above present fairly, in all material respects, the financial position of Phineus Voyager, L.P. as of December 31, 2015, and the results of its operations and the changes in its partners’ capital for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

February 16, 2016

Member of
Deloitte Touche Tohmatsu Limited

PHINEUS VOYAGER, L.P.

STATEMENT OF FINANCIAL CONDITION

December 31, 2015

Assets

Investment in Phineus Master Fund, Ltd., at fair value	$4,326,605
Cash	5,401

Total assets	$4,332,006

Liabilities and partners’ capital
Liabilities
Accrued expenses	523

Partners’ capital	4,331,483

Total liabilities and partners’ capital	$4,332,006

See accompanying notes to financial statements.	2

PHINEUS VOYAGER, L.P.

STATEMENT OF OPERATIONS

Year Ended December 31, 2015

Net investment income (loss) allocated from Phineus Master Fund, Ltd.
Dividend income	$79,874
Professional fees and other	(30,812)
Dividends	(52,913)
Administrative fee	(31,968)
Directors’ fee	(3,224)

Total net investment loss allocated from Phineus Master Fund, Ltd.	(39,043)

Fund expenses
Management fee	42,449
Professional fees and other	53,574

Total fund expenses	96,023

Net investment loss	(135,066)

Realized and unrealized gain on investments allocated from Phineus Master Fund, Ltd.

Net realized gain (loss) from:
Investments, excluding purchased options	336,269
Purchased options	(500,752)
Foreign currency transactions	(352)
Written options	633,751
Change in net unrealized gain (loss) on:
Investments, excluding purchased options	(205,704)
Purchased options	12,209
Foreign currency transactions	1,045
Written options	(14,209)

Net gain on investments allocated from Phineus Master Fund, Ltd.	262,257

Net increase in partners’ capital resulting from operations	$127,191

See accompanying notes to financial statements.	3

PHINEUS VOYAGER, L.P.

STATEMENT OF CHANGES IN PARTNERS’ CAPITAL

Year Ended December 31, 2015

	General Partner	Limited Partners	Total

Partners’ capital, beginning of year	$—	$6,015,239	$6,015,239
Capital contributions	—	—	—
Capital withdrawals	—	(1,810,947)	(1,810,947)
Allocation of increase in partners’ capital from operations	—	127,191	127,191

Partners’ capital, end of year	$—	$4,331,483	$4,331,483

See accompanying notes to financial statements.	4

PHINEUS VOYAGER, L.P.

NOTES TO FINANCIAL STATEMENTS

1.	Nature of operations and summary of significant accounting policies

Nature of Operations

Phineus Voyager, L.P. (the “Fund”), a Delaware limited partnership, commenced operations in March 2002. The Fund was organized for the purpose of trading and investing in securities. Effective February 1, 2010, the Fund contributed all of its assets to Phineus Master Fund, Ltd. (the “Master Fund”) in exchange for an ownership in the Master Fund. The Fund is managed by Phineus Partners, L.P. (the “General Partner” or “Phineus”).

The Fund invests substantially all of its assets through a master-feeder structure in the Master Fund, an investment company that has the same investment objectives as the Fund. The financial statements of the Master Fund, including the schedule of investments, are included elsewhere in this report and should be read with the Fund’s financial statements. The Fund owns approximately 70.0% of the Master Fund at December 31, 2015.

On September 30, 2015, Calamos Investments LLC (“Calamos”) acquired all of the issued and outstanding limited partnership interests of the General Partner, and all of the issued and outstanding membership interests of the general partner of Phineus. In connection with this transaction, the board of directors of the Master Fund replaced Phineus with Calamos Advisors LLC, a subsidiary of Calamos. Calamos Advisors LLC now manages the Master Fund. In March 2016, the Fund is expected to be reorganized into the Calamos Phineus Long Short Fund, a registered investment company under the Investment Company Act of 1940.

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) as detailed in the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification. The Fund is an investment company and follows the accounting and reporting guidance in the FASB Topic 946.

Valuation of Investment in Phineus Master Fund, Ltd.

The Fund records its investment in the Master Fund at its proportionate share of the Master Fund’s net assets. Valuation of investments held by the Master Fund, including, but not limited to the valuation techniques used and categorization within the fair value hierarchy of investments, are discussed in the notes to the Master Fund financial statements included elsewhere in this report.

Investment Income and Expenses

The Fund records its proportionate share of the Master Fund’s income, expenses, and realized and unrealized gains and losses. In addition, the Fund incurs and accrues its own expenses.

5

PHINEUS VOYAGER, L.P.

NOTES TO FINANCIAL STATEMENTS

1.	Nature of operations and summary of significant accounting policies (continued)

Income Taxes

The Fund does not record a provision for U.S. federal, state, or local income taxes because the partners report their share of the Fund’s income or loss on their income tax returns. However, certain U.S. dividend income and interest income may be subject to a maximum 30% withholding tax for those limited partners that are foreign entities or foreign individuals. Further, certain non-United States dividend income may be subject to a tax at prevailing treaty or standard withholding rates with the applicable country or local jurisdiction. The Fund files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. Generally, the Fund is subject to income tax examinations by major taxing authorities during the three year period prior to the period covered by these financial statements.

In accordance with GAAP, the Fund is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authorities. Based on its analysis, the Fund has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2015. The Fund does not expect that its assessment regarding unrecognized tax benefits will materially change over the next twelve months. However, the Fund’s conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions, compliance with U.S. federal, U.S. state and foreign tax laws, and changes in the administrative practices and precedents of the relevant taxing authorities.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires the Fund’s management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

2.	Concentration of credit risk

In the normal course of business, the Fund maintains its cash balances in financial institutions which at times may exceed federally insured limits. The Fund is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses from these counterparties.

3.	Partners’ capital

In accordance with the limited partnership agreement (the “Agreement”), profits and losses of the Fund are allocated to partners according to their respective interests in the Fund. Subject to certain limitations, generally 20% of the net profits allocated to the limited partners is reallocated to the General Partner.

6

PHINEUS VOYAGER, L.P.

NOTES TO FINANCIAL STATEMENTS

3.	Partners’ capital (continued)

Limited partners have withdrawal rights which contain certain restrictions with respect to rights of withdrawal from the Fund as specified in the Agreement. Withdrawals are recognized as liabilities when the amount requested in the withdrawal notice become fixed, which generally occurs on the last day of a fiscal quarter. As a result, withdrawals paid after the end of the year, based on partners’ capital balances at year-end, are included in withdrawals payable at December 31, 2015. Withdrawal notices for which the dollar amount is not fixed remain in partners’ capital until the amount is determined.

4.	Related party transactions

The Fund pays the General Partner a management fee, calculated and payable quarterly in advance, equal to 0.375% (1.5% per annum) of the Fund’s partners’ capital determined as of the beginning of each calendar quarter. The General Partner may vary the management fee as to particular limited partners by separate agreement.

Certain limited partners are affiliated with the General Partner. The aggregate value of the affiliated limited partners’ share of partners’ capital at December 31, 2015 is approximately $2,006,000.

Certain limited partners have special management fee arrangements, incentive arrangements, or withdrawal rights as provided for in the Agreement.

5.	Administrative fee

HC Global Fund Services, LLC (the “Administrator”), serves as the Fund’s administrator and performs certain administrative and clerical services on behalf of the Fund.

6.	Financial highlights

Financial highlights for the year ended December 31, 2015 are as follows:

Total return	3.2%

Ratio to average limited partners’ capital
Expenses (including dividends)	4.6%

Net investment loss	(2.9)%

7

PHINEUS VOYAGER, L.P.

NOTES TO FINANCIAL STATEMENTS

6.	Financial highlights (continued)

Financial highlights are calculated for the limited partner class taken as a whole. An individual limited partner’s return and ratios may vary based on different incentive reallocation and management fee arrangements, and the timing of capital transactions. The net investment loss ratio does not reflect the effects of the reallocation to the General Partner.

7.	Subsequent events

These financial statements were approved by the General Partner and available for issuance on February 16, 2016. Subsequent events have been evaluated through this date. Subsequent to December 31, 2015, no events or transactions have occurred or are pending that would have a material effect on the financial statements at December 31, 2015.

8

PHINEUS MASTER FUND, LTD.

FINANCIAL STATEMENTS

AND

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2015

PHINEUS MASTER FUND, LTD.

CONTENTS

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statement of Assets and Liabilities	2

Statement of Operations	3

Statement of Changes in Net Assets	4

Schedule of Investments	5-7

Notes to Financial Statements	8-16

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606-4301
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Phineus Master Fund, Ltd.

We have audited the accompanying statement of assets and liabilities of Phineus Master Fund, Ltd. (the “Fund”), including the schedule of investments, as of December 31, 2015, and the related statements of operations and changes in net assets for the year then ended. These financial statements are the responsibility of the Fund’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Fund is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2015, by correspondence with the custodian and brokers; when replies were not received from brokers, we performed other auditing procedures. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements referred to above present fairly, in all material respects, the financial position of Phineus Master Fund, Ltd. as of December 31, 2015, and the results of its operations and the changes in its net assets for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

February 16, 2016

Member of
Deloitte Touche Tohmatsu Limited

PHINEUS MASTER FUND, LTD.

STATEMENT OF ASSETS AND LIABILITIES

(Expressed in United States Dollars)

December 31, 2015

Assets

Investments in securities, at fair value (cost $6,271,063)	$5,820,455
Derivative contracts, at fair value (cost $98,865)	68,100
Cash and cash equivalents	742,560
Due from broker	3,168,994
Dividends receivable	11,324
Other assets	6,793

Total assets	9,818,226

Liabilities

Securities sold short, at fair value (proceeds $2,566,150)	2,555,625
Derivative contracts, at fair value (proceeds $11,805)	13,475
Due to broker	1,038,536
Dividends payable	629
Accrued expenses	27,573

Total liabilities	3,635,838

Net assets	$6,182,388

See accompanying notes to financial statements.	2

PHINEUS MASTER FUND, LTD.

STATEMENT OF OPERATIONS

(Expressed in United States Dollars)

Year Ended December 31, 2015

Investment income
Dividend income (net of foreign withholding taxes of $11,003)	$113,526

Expenses
Dividends	81,017
Professional fees and other	52,286
Administrative fee	49,550
Directors’ fee	5,000

Total expenses	187,853

Net investment loss	(74,327)

Realized and unrealized gain (loss)

Net realized gain (loss) from:
Investments, excluding purchased options	548,960
Purchased options	(811,081)
Foreign currency transactions	(574)
Written options	1,026,503

Change in net unrealized gain (loss) on:
Investments, excluding purchased options	(256,041)
Purchased options	17,703
Foreign currency transactions	1,498
Written options	(19,780)

Net realized and unrealized gain (loss)	507,188

Net change in net assets resulting from operations	$432,861

See accompanying notes to financial statements.	3

PHINEUS MASTER FUND, LTD.

STATEMENT OF CHANGES IN NET ASSETS

(Expressed in United States Dollars)

Year Ended December 31, 2015

Operations
Net investment loss	$(74,327)
Net realized gain (loss) from:
Investments, excluding purchased options	548,960
Purchased options	(811,081)
Foreign currency transactions	(574)
Written options	1,026,503
Change in net unrealized gain (loss) on:
Investments, excluding purchased options	(256,041)
Purchased options	17,703
Foreign currency transactions	1,498
Written options	(19,780)

Net change in net assets resulting from operations	432,861

Capital share transactions
Issuance of shares	732,194
Redemption of shares	(3,590,084)

Net change in net assets resulting from capital share transactions	(2,857,890)

Net change in net assets	(2,425,029)

Net assets, beginning of year	8,607,417

Net assets, end of year	$6,182,388

See accompanying notes to financial statements.	4

PHINEUS MASTER FUND, LTD.

SCHEDULE OF INVESTMENTS

(Expressed in United States Dollars)

December 31, 2015

	Number of Shares	Percentage of Net Assets	Cost	Fair Value
Investments in securities, at fair value

Common stocks
Europe
Financials
ING Group**	4,809	1.1%	$68,053	$64,997

Great Britain
Energy
Royal Dutch Shell plc	7,996	2.9	194,941	179,832
Financials
Lloyds Banking Group plc**	60,884	1.1	68,798	65,566
Virgin Money Holdings plc	5,672	0.5	38,483	31,825

Total Great Britain		4.5	302,222	277,223

Japan
Consumer Discretionary
Kadokawa Dwango Corporation **	2,500	0.6	33,159	37,792

United States
Consumer Discretionary
Priceline.com**	120	2.5	151,676	152,994
Energy *
ExxonMobil Corp	3,200	4.0	290,254	249,440
Total S.A.	3,024	2.2	146,425	135,929
Financials
Bank of America	15,270	4.2	243,966	256,994
Capital One Financial Corporation	3,275	3.8	266,577	236,390
CBRE Group, Inc.**	3,880	2.2	137,422	134,170
Citigroup, Inc.	2,723	2.3	147,529	140,915
Discover Financial Services, Inc.**	2,474	2.1	133,918	132,656
Goldman Sachs Group, Inc.	1,455	4.2	265,332	262,235
KKR & Co., L.P.	13,220	3.3	309,754	206,099
Lending Club**	4,359	0.8	59,134	48,167
Morgan Stanley	8,900	4.6	305,762	283,109
The Blackstone Group LP**	6,395	3.0	207,884	186,990
Industrial
Air Lease Corporation	6,227	3.4	210,449	208,480
American Airlines Group	5,300	3.6	212,080	224,455
Ryder System, Inc.**	1,015	0.9	68,837	57,682
United Continental Holdings, Inc.**	4,830	4.5	266,089	276,759
Information Technology
Alphabet, Inc.**	276	3.5	154,713	214,731
Qualcomm, Inc.	1,289	1.0	62,592	64,430

Total United States		56.1	3,640,393	3,472,625

Total common stocks		62.3%	$4,043,827	$3,852,637

See accompanying notes to schedule of investments.	5

PHINEUS MASTER FUND, LTD.

SCHEDULE OF INVESTMENTS

(Expressed in United States Dollars)

December 31, 2015

	Number of Shares	Percentage of Net Assets	Cost	Fair Value
Investments in securities, at fair value (continued)

Exchange traded funds
Europe
Index Instrument
Vanguard FTSE Europe ETF	9,222	7.4%	$503,805	$459,993

Greece
Consumer Discretionary
Global X Funds**	71,810	9.2	730,374	571,608

India
Index Instrument
iShares MSCI India ETF	11,918	5.3	369,198	327,745

Italy
Index Instrument
iShares MSCI Italy Capped ETF	260	0.1	4,104	3,572

United States
Index Instrument
iShares MSCI Emerging Markets ETF**	15,800	8.2	514,145	508,602

Vietnam
Index Instrument
Market Vectors Vietnam ETF	6,511	1.6	105,610	96,298

Total exchange traded funds		31.8	2,227,236	1,967,818

Total investments in securities, at fair value		94.1%	$6,271,063	$5,820,455

Assets, less other liabilities				$361,933

Net assets				$6,182,388

*	These amounts may include securities of foreign issues traded in U.S. Markets (such as American Depository Receipts)

See accompanying notes to schedule of investments.	6

PHINEUS MASTER FUND, LTD.

SCHEDULE OF INVESTMENTS

(Expressed in United States Dollars)

December 31, 2015

	Number of Shares/ Contracts	Percentage of Net Assets	Cost/ Proceeds	Fair Value
Derivative contracts - assets, at fair value
Call options purchased**
Europe
Index Instrument
Vanguard FTSE Europe ETF 1/15/16 50	130	0.2%	$23,102	$10,725

Put options purchased**
United States
Index Instrument
iShares MSCI Emerging Markets 1/15/16 32	97	0.1	12,760	4,171
SPDR S&P 500 ETF Trust 1/15/16 205	175	0.8	53,295	51,800
iShares iBoxx High Yield Corporate Bond ETF, 1/15/16 79	39	—	9,708	1,404

Total put options purchased		0.9	75,763	57,375

Total derivative contracts - assets, at fair value		1.1%	$98,865	$68,100

Securities sold short, at fair value
Common stocks
United States
Consumer Staples
Colgate Palmolive Company	2,076	2.2%	$140,613	$138,303
Health Care
Merck & Co., Inc.	1,340	1.1	67,174	70,779

Total common stocks		3.3	207,787	209,082

Exchange traded funds
United States
Index Instrument
SPDR S&P 500 ETF	11,510	38.0	2,358,363	2,346,543

Total securities sold short, at fair value		41.3%	$2,566,150	$2,555,625

Derivative contracts - liabilities, at fair value
Put options written
United States
Index Instrument
SPDR S&P 500 ETF Trust 1/29/16 190	175	0.2%	$11,805	$13,475

Total derivative contracts - liabilities, at fair value		0.2%	$11,805	$13,475

Notes to Schedule of Investments

**	Non-income producing security

See accompanying notes to schedule of investments.	7

PHINEUS MASTER FUND, LTD.

NOTES TO FINANCIAL STATEMENTS

(Expressed in United States Dollars)

1.	Nature of operations and summary of significant accounting policies

Nature of Operations

Phineus Master Fund, Ltd. (the “Master Fund”) is an investment partnership which was formed under the laws of the Cayman Islands and commenced operations on February 1, 2010. The Master Fund was organized for the purpose of trading and investing in securities and has two shareholders: Phineus Voyager, L.P. (the “Domestic Feeder Fund”), a United States of America investment partnership, and Phineus Voyager Offshore Fund, Ltd. (the “Offshore Feeder Fund”), a Cayman Islands investment company (collectively the “Feeder Funds”). The Feeder Funds invest substantially all of their assets in the Master Fund.

On September 30, 2015, Calamos Investments LLC (“Calamos”) acquired all of the issued and outstanding limited partnership interests of Phineus Partners, L.P. (“Phineus”), the investment manager of the Master Fund and Feeder Funds, and all of the issued and outstanding membership interests of the general partner of Phineus. In connection with this transaction, the board of directors of the Offshore Feeder Fund and the Master Fund replaced Phineus with Calamos Advisors LLC (the “Investment Manager”), a subsidiary of Calamos.

Basis of Presentation

The financial statements are expressed in United States dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) as detailed in the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification. The Master Fund is an investment company and follows the accounting and reporting guidance in the FASB Topic 946.

Fair Value - Definition and Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

In determining fair value, the Master Fund uses various valuation approaches. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs are to be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Master Fund. Unobservable inputs reflect the Master Fund’s assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Master Fund has the ability to access. Valuation adjustments are not applied to Level 1 investments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these investments does not entail a significant degree of judgment.

8

PHINEUS MASTER FUND, LTD.

NOTES TO FINANCIAL STATEMENTS

(Expressed in United States Dollars)

1.	Nature of operations and summary of significant accounting policies (continued)

Fair Value - Definition and Hierarchy (continued)

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Master Fund’s own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Master Fund uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many investments. This condition could cause an investment to be reclassified to a lower level within the fair value hierarchy.

The availability of valuation techniques and observable inputs can vary from investment to investment and are affected by a wide variety of factors, including the type of investment, whether the investment is new and not yet established in the marketplace, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgment exercised by the Master Fund in determining fair value is greatest for investments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety, is determined based on the lowest level input that is significant to the fair value measurement.

Fair Value - Valuation Techniques and Inputs

Investments in Securities and Securities Sold Short

Investments in securities, including exchange traded funds and exchange traded options, and securities sold short that are traded on an exchange are valued at their last reported sales price as of the valuation date.

Many over-the-counter (“OTC”) contracts have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the marketplace participants are willing to pay for an asset. Ask prices represent the lowest price that the marketplace participants are willing to accept for an asset. For securities whose inputs are based on bid-ask prices, the Master Fund’s valuation policies do not require that fair value always be a predetermined point in the bid-ask range. The Master Fund’s policy for securities traded in the OTC markets and listed securities for which no sale was reported on that date are generally valued at their last reported “bid” price if held long, and last reported “ask” price if sold short.

9

PHINEUS MASTER FUND, LTD.

NOTES TO FINANCIAL STATEMENTS

(Expressed in United States Dollars)

1.	Nature of operations and summary of significant accounting policies (continued)

Fair Value - Valuation Techniques and Inputs (continued)

To the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy. Securities traded on inactive markets or valued by reference to similar instruments are generally categorized in Level 2 of the fair value hierarchy.

Derivative Contracts

The Master Fund records its derivative activities at fair value. Gains and losses from derivative contracts are included in net gain from derivative contracts in the statement of operations. Derivative contracts include option contracts related to equity prices.

Derivative contracts, such as options, that are traded on an exchange or reported on the NASDAQ national market, are generally categorized in Level 1 of the fair value hierarchy.

Translation of Foreign Currency

Assets and liabilities denominated in foreign currencies are translated into United States dollar amounts at the year-end exchange rates. Transactions denominated in foreign currencies, including purchases and sales of investments, and income and expenses, are translated into United States dollar amounts on the transaction date. Adjustments arising from foreign currency transactions are reflected in the statement of operations.

The Master Fund does not isolate that portion of the results of operations arising from the effect of changes in foreign exchange rates on investments from fluctuations arising from changes in market prices of investments held. Such fluctuations are included in net gain on investments in the statement of operations.

Investment Transactions and Related Investment Income

Investment transactions are accounted for on a trade-date basis. Dividends are recorded on the ex-dividend date and interest is recognized on the accrual basis.

Income Taxes

Under the laws of the Cayman Islands, the Master Fund is generally not subject to income taxes. For United States income taxes, the Feeder Funds report their share of the Master Fund’s income or loss on their income tax returns, if required to file. The Offshore Feeder Fund’s share of certain United States dividend income and interest income may be subject to a 30% withholding tax. Further, certain non-United States dividend income may be subject to a tax at prevailing treaty or standard withholding rates with the applicable country or local jurisdiction.

10

PHINEUS MASTER FUND, LTD.

NOTES TO FINANCIAL STATEMENTS

(Expressed in United States Dollars)

1.	Nature of operations and summary of significant accounting policies (continued)

The Master Fund is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. De-recognition of a tax benefit previously recognized results in the Master Fund recording a tax liability that reduces ending partners’ capital. Based on its analysis, the Master Fund has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2015. However, the Master Fund’s conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, ongoing analyses of and changes to tax laws, regulations and interpretations thereof. The Master Fund recognizes interest and penalties related to unrecognized tax benefits in interest expense and other expenses, respectively. No interest expense or penalties have been recognized as of and for the year ended December 31, 2015.

Generally, the Master Fund is subject to income tax examinations by the U.S. federal taxing authority during the three-year period to the period covered by these financial statements.

The Master Fund may be subject to potential examination by U.S. federal or foreign jurisdiction authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal or foreign tax laws. The Master Fund’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires the Master Fund’s management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

11

PHINEUS MASTER FUND, LTD.

NOTES TO FINANCIAL STATEMENTS

(Expressed in United States Dollars)

2.	Fair value measurements

The Master Fund’s assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Master Fund’s significant accounting policies in Note 1. The following table presents information about the Master Fund’s assets and liabilities measured at fair value as of December 31, 2015:

	Level 1	Level 2	Level 3	Balance as of December 31, 2015

Assets (at fair value)

Investments in securities
Common stocks	$3,852,637	$—	$—	$3,852,637
Exchange traded funds	1,967,818	—	—	1,967,818

Total investments in securities	5,820,455	—	—	5,820,455

Derivative contracts
Call options purchased	10,725	—	—	10,725
Put options purchased	57,375	—	—	57,375

Total derivative contracts	68,100	—	—	68,100

	$5,888,555	$—	$—	$5,888,555

Money market fund*	$732,777	—	—	$732,777

Liabilities (at fair value)

Securities sold short
Common stocks	$209,082	$—	$—	$209,082
Exchange traded funds	2,346,543	—	—	2,346,543

Total securities sold short	2,555,625	—	—	2,555,625

Derivative contracts
Put options written	13,475	—	—	13,475

	$2,569,100	$—	$—	$2,569,100

*	The money market fund is included in cash and cash equivalents in the accompanying statement of assets and liabilities.

There were no transfers across the three levels of the fair value hierarchy during the year ended December 31, 2015.

12

PHINEUS MASTER FUND, LTD.

NOTES TO FINANCIAL STATEMENTS

(Expressed in United States Dollars)

3.	Cash and cash equivalents

The Master Fund had cash and cash equivalents consisting of cash on deposit with financial institutions, which at times, may exceed federally insured limits. Cash equivalents include short-term highly liquid investments, such as money market funds, that are readily convertible to known amounts of cash and have original maturities of three months or less. The Master Fund continuously monitors the credit standing of institutions with which they conduct business. Money market funds are considered as Level 1 in the fair value hierarchy and are carried at net asset value, which approximates fair value.

4.	Due from/to broker

Due from/to broker includes cash balances held with a broker, receivables and payables from unsettled trades, margin borrowings, and collateral on derivative transactions. Amounts due from/to broker may be restricted to the extent that they serve as deposits for securities sold short. At December 31, 2015, due from broker includes cash balances held with a broker and due to broker includes payables to broker related to unsettled trades.

In the normal course of business, all of the Master Fund’s security transactions are transacted with the Master Fund’s broker, Wells Fargo Securities, and the Master Fund’s clearing broker and custodian, J.P. Morgan Clearing Corp. In June 2015, the Master Fund changed to Wells Fargo Prime Services, LLC (“Wells Fargo”) as its new clearing broker and custodian. All of the Master Fund’s securities and money balances are in the custody of Wells Fargo. The Master Fund is subject to credit risk to the extent any broker with which it conducts business is unable to fulfill contractual obligations on its behalf. The Master Fund’s management monitors the financial condition of such brokers and does not anticipate any losses from these counterparties.

5.	Derivative contracts

In the normal course of business, the Master Fund utilizes derivative contracts in connection with its proprietary trading activities. Investments in derivative contracts are subject to additional risks that can result in a loss of all or part of an investment. The primary risk of the Master Fund’s derivative activities and exposure to derivative contracts relates to equity price. In addition to its primary underlying risks, the Master Fund is also subject to additional counterparty risk due to inability of its counterparties to meet the terms of their contracts.

Options

The Master Fund is subject to equity price risk in the normal course of pursuing its investment objectives. The Master Fund may enter into options to speculate on the price movements of the financial instrument underlying the option, or for use as an economic hedge against certain equity positions held in the Master Fund’s portfolio holdings. Option contracts purchased give the Master Fund the right, but not the obligation, to buy or sell within a limited time, a financial instrument, commodity or currency at a contracted price that may also be settled in cash, based on differentials between specified indices or prices.

Options written obligate the Master Fund to buy or sell within a limited time, a financial instrument, commodity or currency at a contracted price that may also be settled in cash, based on differentials between specified indices or prices. When the Master Fund writes an option, an amount equal to the premium received by the Master Fund is recorded as a liability and is subsequently adjusted to the current fair value of the option written. Options written by the Master Fund may expose the Master Fund to market risk of an unfavorable change in the financial instrument underlying the written option.

13

PHINEUS MASTER FUND, LTD.

NOTES TO FINANCIAL STATEMENTS

(Expressed in United States Dollars)

5.	Derivative contracts (continued)

For some OTC options, the Master Fund is exposed to counterparty risk from the potential that a seller of an option contract does not sell or purchase the underlying asset as agreed under the terms of the option contract. The maximum risk of loss from counterparty risk to the Master Fund is the fair value of the contracts and the premiums paid to purchase its open option contracts. In these instances, the Master Fund considers the credit risk of the intermediary counterparty to its option transactions in evaluating potential credit risk. The Master Fund did not hold any OTC options at December 31, 2015.

Volume of Derivative Activities

At December 31, 2015, the volume of the Master Fund’s derivative activities based on their notional amounts and number of contracts, categorized by primary underlying risk, are as follows:

	Long Exposure		Short Exposure
Primary underlying risk	Notional amounts	Number of contracts	Notional amounts	Number of contracts
Equity price
Put options (a)	$4,194,230	311	$3,567,725	175
Call options (a)	648,440	130	—	—

Total	$4,842,670	441	$3,567,725	175

(a)	Notional amounts presented for options are based on the fair value of the underlying shares as if the options were exercised at December 31, 2015.

The Master Fund considers the volume as of December 31, 2015 to be an accurate representation of the volume of its derivative activities during the year ended December 31, 2015.

Impact of Derivatives on the Statement of Assets and Liabilities and Statement of Operations

The following table identifies the fair value amounts of derivative instruments included in the statement of assets and liabilities as derivative contracts, categorized by primary underlying risk, at December 31, 2015. The following table also identifies the net gain (loss) amounts included in the statement of operations as net gain from derivative contracts, categorized by primary underlying risk, for the year ended December 31, 2015.

Primary underlying risk	Derivative assets	Derivative liabilities	Realized Gain (Loss) Amount	Change in Unrealized Gain (Loss) Amount

Equity price
Put options	$57,375	$(13,475)	$134,990	$(28,592)
Call options	10,725	—	80,432	26,515

Total options	$68,100	$(13,475)	$215,422	$(2,077)

14

PHINEUS MASTER FUND, LTD.

NOTES TO FINANCIAL STATEMENTS

(Expressed in United States Dollars)

6.	Offsetting assets and liabilities

The Master Fund is required to disclose the impact of offsetting assets and liabilities represented in the statement of assets and liabilities to enable users of the financial statements to evaluate the effect or potential effect of netting arrangements on its financial position for recognized assets and liabilities. These recognized assets and liabilities are financial instruments and derivative instruments that are either subject to an enforceable master netting arrangement or similar agreement or meet the following right of setoff criteria: the amounts owed by the Master Fund to another party are determinable, the Master Fund has the right to set off the amounts owed with the amounts owed by the other party, the Master Fund intends to set off, and the Master Fund’s right of setoff is enforceable by law.

As of December 31, 2015, the Master Fund’s financial instruments and derivative instruments are not subject to a master netting arrangement.

7.	Securities sold short

The Master Fund is subject to certain inherent risks arising from its investing activities of selling securities short. The ultimate cost to the Master Fund to acquire these securities may exceed the liability reflected in these financial statements.

8.	Net assets

In accordance with the memorandum and articles of association, profits and losses of the Master Fund are allocated to the Feeder Funds according to their respective interest in the Master Fund.

9.	Related party transactions

Phineus is the General Partner of the Domestic Feeder Fund and Calamos is the Investment Manager of the Master Fund and the Offshore Feeder Fund. The Investment Manager receives a management fee, calculated and payable quarterly in advance, equal to 0.375% (1.5% per annum) of the Feeder Funds’ net asset value determined as of the beginning of each calendar quarter.

The Investment Manager is also entitled to an incentive fee, payable on an annual basis, which will generally be equal to 20% of the amount by which the net asset value per share on the last day of each year exceeds the higher of the original issue price or highest net asset value of such shares as of the close of any prior year. The management fee and incentive fee are recorded at the Feeder Fund level. Total incentive fee paid by the Feeder Funds to the Investment Manager amounted to $2,328.

Certain limited partners or investors have special management fee or incentive arrangements as provided by separate agreement.

10.	Administrative fee

HC Global Fund Services, LLC (the “Administrator”), serves as the Master Fund’s administrator and performs certain administrative and clerical services on behalf of the Master Fund.

15

PHINEUS MASTER FUND, LTD.

NOTES TO FINANCIAL STATEMENTS

(Expressed in United States Dollars)

11.	Financial highlights

Financial highlights for the year ended December 31, 2015 are as follows:

Total return	5.2%

Ratio to average net assets
Total expenses (including dividends)	2.6%

Net investment loss	(1.0)%

Financial highlights are calculated for the Master Fund as a whole. An individual investor’s return and ratios may vary based on the timing of capital share transactions and differing management and incentive fee arrangements.

12.	Subsequent events

These financial statements were approved by the Investment Manager and available for issuance on February 16, 2016. Subsequent events have been evaluated through this date. Subsequent to December 31, 2015, no events or transactions have occurred or are pending that would have a material effect on the financial statements at December 31, 2015.

16

PHINEUS MASTER FUND, LTD.

SCHEDULE OF INVESTMENTS

(UNAUDITED)

JUNE 30, 2015

PHINEUS MASTER FUND, LTD.

SCHEDULE OF INVESTMENTS

(Expressed in United States Dollars)

June 30, 2015

	Number of Shares	Percentage of Net Assets	Cost	Fair Value

Investments in securities, at fair value

Common stocks
United States
Automotive
Ford Motor Company	19,700	3.8%	$306,301	$295,697
General Motors Company	6,400	2.7	203,878	213,312
Energy
Exxon Mobil Corporation	3,650	3.9	331,071	303,680
Financials
Bank of America Corporation	28,800	6.2	460,132	490,176
Capital One Financial Corporation	3,945	4.4	321,114	347,042
KKR & Co. L.P.	16,220	4.7	380,046	370,627
Morgan Stanley	8,900	4.4	305,762	345,231
The Goldman Sachs Group, Inc.	2,158	5.7	442,888	450,569
Industrial
United Continental Holdings, Inc.**	12,809	8.6	702,212	679,005
Information Technology
Alphabet, Inc.**	600	4.1	336,331	324,024
Internet
Yelp Inc**	8,800	4.8	396,992	378,664
Software
Salesforce.com, inc.**	2,300	2.0	168,606	160,149
VMware, Inc.**	3,820	4.2	359,565	327,527
Technology
Facebook, Inc.**	4,400	4.8	334,668	377,366

Total common stocks		64.3	5,049,566	5,063,069

Exchange traded funds
Europe
Index Instrument
Vanguard FTSE Europe ETF	25,320	17.4	1,383,251	1,366,772
India
Index Instrument
iShares MSCI India ETF	18,776	7.2	586,667	568,162
United States
Index Instrument
SPDR S&P Homebuilders ETF	16,830	7.8	485,700	616,315

Total exchange traded funds		32.4	2,455,618	2,551,249

Total investment in securities, at fair value		96.7%	$7,505,184	$7,614,318

Assets, less other liabilities				$260,992

Net asset value				$7,875,310

See accompanying notes to schedule of investments.	1

PHINEUS MASTER FUND, LTD.

SCHEDULE OF INVESTMENTS (CONTINUED)

(Expressed in United States Dollars)

June 30, 2015

	Number of Shares/ Contracts	Percentage of Net Assets	Cost/ Proceeds	Fair Value

Derivative contracts - assets, at fair value

Put options purchased**
United States
Internet
Yelp Inc 7/17/15 42	132	0.3%	$34,530	$23,100

Total derivative contracts - assets, at fair value		0.3%	$34,530	$23,100

Securities sold short, at fair value

Exchange traded funds
United States
Index Instrument
SPDR S&P 500 ETF Trust	26,500	69.3%	$5,545,995	$5,455,025

Total investment in securities sold short, at fair value		69.3%	$5,545,995	$5,455,025

Derivative contracts - liabilities, at fair value

Call options written**
United States
Industrial
United Continental Holdings, Inc. 7/02/15 54	84	— *	$14,467	$2,604

Put options written**
Italy
Index Instrument
iShares MSCI Italy Capped ETF 9/18/15 14	657	0.4%	21,983	34,493
United States
Internet
Yelp Inc 07/17/15 50	88	1.0	57,059	69,520

Total put options written		1.4	79,042	104,013

Total derivative contracts - liabilities, at fair value		1.4%	$93,509	$106,617

Notes to Schedule of Investments

*	Amount is below 0.1%
**	Non-income producing security

See accompanying notes to schedule of investments.	2

PHINEUS MASTER FUND, LTD.

SCHEDULE OF INVESTMENTS

AND

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2014

PHINEUS MASTER FUND, LTD.

CONTENTS

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Schedule of Investments	2-4

Deloitte & Touche LLP 111 S. Wacker Drive Chicago, IL 60606-4301 USA Tel: +1 312 486 1000 Fax: +1 312 486 1486 www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Phineus Master Fund, Ltd.

We have audited the accompanying schedule of investments of Phineus Master Fund, Ltd. (the “Fund”) as of December 31, 2014. The schedule of investments is the responsibility of the Fund’s management. Our responsibility is to express an opinion on this schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the schedule of investments is free of material misstatement. The Fund is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting as it relates to the schedule of investments. Our audit included consideration of internal control over financial reporting as it relates to the schedule of investments as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund’s internal control over financial reporting as it relates to the schedule of investments. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the schedule of investments, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall schedule presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such schedule of investments presents fairly, in all material respects, the investments in securities and derivatives of Phineus Master Fund, Ltd. as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

February 16, 2016

Member of
Deloitte Touche Tohmatsu Limited

PHINEUS MASTER FUND, LTD.

SCHEDULE OF INVESTMENTS

(Expressed in United States Dollars)

December 31, 2014

	Number of Shares/ Contracts	Percentage of Net Assets	Cost	Fair Value
Investments in securities, at fair value

Common stocks
China
Consumer Discretionary
Homeinns Hotel Group**	10,010	3.5%	$272,138	$300,500
United States
Automotive
Ford Motor Company	26,500	4.8	414,630	410,750
General Motors Company	8,500	3.4	270,776	296,735
Energy
Exxon Mobil Corporation**	5,350	5.8	485,268	494,608
Financial
KKR & Co. L.P.	17,900	4.8	419,409	415,459
Vantiv Inc**	6,768	2.7	206,428	229,571
Texas Capital Bancshares Inc**	1,186	0.7	69,540	64,435
Internet
LinkedIn Corp**	2,115	5.6	440,924	485,837
Yelp Inc**	7,535	4.8	395,418	412,390
Twitter Inc**	9,810	4.1	401,628	351,885
Software
VMware, Inc.**	5,120	5.0	484,703	422,502
salesforce.com, inc.**	6,600	4.5	390,459	391,446

Total United States		46.2	3,979,183	3,975,618

Total common stocks		49.7	4,251,321	4,276,118

Exchange traded funds
Europe
Index Instrument
iShares MSCI EMU Index ETF**	75,000	31.6	2,830,079	2,724,750
Vanguard FTSE Europe ETF	43,000	26.2	2,313,527	2,253,630

Total Europe		57.8	5,143,606	4,978,380

United States
Index Instrument
SPDR S&P Homebuilders ETF	32,200	12.8	929,266	1,098,664

Total exchange traded funds		70.6	6,072,872	6,077,044

Total investment in securities, at fair value		120.3%	$10,324,193	$10,353,162

Liabilities, less assets				$(1,745,745)

Net asset value				$8,607,417

See accompanying notes to schedule of investments.	2

PHINEUS MASTER FUND, LTD.

SCHEDULE OF INVESMENTS (CONTINUED)

(Expressed in United States Dollars)

December 31, 2014

	Number of Shares/ Contracts	Percentage of Net Assets	Cost/ Proceeds	Fair Value

Derivative contracts - assets, at fair value

Call options purchased**
Europe
Index Instrument
Vanguard FTSE Europe, 1/15, 6/15 106	1,038	1.4%	$161,333	$122,922
United States
Bond Fund
Vanguard FTSE Europe, 6/15 29	309	0.1	8,979	8,498

Total call options purchased		1.5	170,312	131,420

Put options purchased**
Europe
Currency Instrument
Guggenheim CurrencyShares Euro Trust, 1/15 12(	560	0.9%	$53,345	$77,840
Index Instrument
iShares MSCI EMU, 1/15 37	750	0.9	107,196	73,125

Total put options purchased		1.8	160,541	150,965

Total derivative contracts - assets, at fair value		3.3%	$330,853	$282,385

Securities sold short, at fair value

Common Stocks
United States
Hardware
HP Inc	3,900	1.8%	$147,283	$156,507
Cisco Systems, Inc.**	12,100	3.9	283,587	336,562

Total common stocks		5.7	430,870	493,069

Exchange traded funds
United States
Index Instrument
Utilities SPDR ETF	23,040	12.6	1,054,748	1,087,949
SPDR S&P 500 ETF Trust	12,100	28.9	2,369,422	2,487,033

Total exchange traded funds		41.5	3,424,170	3,574,982

Total investment in securities sold short, at fair value		47.2%	$3,855,040	$4,068,051

Notes to Schedule of Investments

**	Non-income producing security

See accompanying notes to schedule of investments.	3

PHINEUS MASTER FUND, LTD.

SCHEDULE OF INVESMENTS (CONTINUED)

(Expressed in United States Dollars)

December 31, 2014

	Number of Shares	Percentage of Net Assets		Cost	Fair Value

Derivative contracts - liabilities, at fair value

Put options written
Europe
Currency instrument
Guggenheim CurrencyShares Euro Trust, 1/15 117	560	0.2%		$13,945	$14,560
Index instrument
Vanguard FTSE Europe, 1/15 52	400	0.3		19,624	26,000

Total Europe		0.5		33,569	40,560

United States
Internet
Yelp Inc, 1/15 52	256	—	*	21,519	1,280
Sector Index Instrument
SPDR S&P Homebuilders, 1/15 31	378	—	*	7,130	2,268

Total United States		—	*	28,649	3,548

Total derivative contracts - liabilities, at fair value		0.5%		$62,218	$44,108

*	Amount is below 0.1%

See accompanying notes to schedule of investments.	4

PHINEUS VOYAGER, L.P.

FINANCIAL STATEMENTS

AND

INDEPENDENT AUDITORS’ REPORT

DECEMBER 31, 2014

(INCLUDING THE FINANCIAL STATEMENTS AND

INDEPENDENT AUDITORS’ REPORT OF

PHINEUS MASTER FUND, LTD.)

PHINEUS VOYAGER, L.P.

MASTER INDEX

Section

Phineus Voyager, L.P.	I
Financial Statements and Independent Auditors’ Report
As of December 31, 2014 and for the year then ended

Phineus Master Fund, Ltd.	II
Financial Statements and Independent Auditors’ Report
As of December 31, 2014 and for the year then ended

PHINEUS VOYAGER, L.P.

FINANCIAL STATEMENTS

AND

INDEPENDENT AUDITORS’ REPORT

DECEMBER 31, 2014

PHINEUS VOYAGER, L.P.

CONTENTS

Independent Auditors’ Report	1

Financial Statements

Statement of Financial Condition	2

Statement of Operations	3

Statement of Changes in Partners’ Capital	4

Notes to Financial Statements	5-7

KPMG LLP

10th Floor

2175 North California Boulevard

Walnut Creek, CA 94596

Independent Auditors’ Report to the General Partner

We have audited the accompanying financial statements of Phineus Voyager, L.P. (the Fund), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations and changes in partners’ capital for the year then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Fund’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of the Fund as of December 31, 2014, and the results of its operations and changes in its partners’ capital for the year then ended in accordance with U.S. generally accepted accounting principles.

March 31, 2015

KPMG LLP is a Delaware limited liability partnership,

the U.S. member firm of KPMG International Cooperative

(“KPMG International”), a Swiss entity.

PHINEUS VOYAGER, L.P.

STATEMENT OF FINANCIAL CONDITION

December 31, 2014

Assets

Investment in Phineus Master Fund, Ltd., at fair value	$6,015,114
Cash	35,975
Redemptions receivable from Phineus Master Fund, Ltd	1,041,982

Total assets	$7,093,071

Liabilities and partners’ capital

Liabilities
Capital withdrawals payable	$1,077,832

Partners’ capital	6,015,239

Total liabilities and partners’ capital	$7,093,071

See accompanying notes to financial statements.	2

PHINEUS VOYAGER, L.P.

STATEMENT OF OPERATIONS

Year Ended December 31, 2014

Net investment income (loss) allocated from Phineus Master Fund, Ltd.
Dividend income	$60,598
Professional fees and other	(91,877)
Interest and dividends	(80,736)
Administrative fee	(45,356)
Directors fee	(4,335)

Total net investment loss allocated from Phineus Master Fund, Ltd.	(161,706)

Fund expenses
Management fee	77,077
Professional fees and other	1,152

Total fund expenses	78,229

Net investment loss	(239,935)

Realized and unrealized gain (loss) on investments allocated from Phineus Master Fund, Ltd.
Net realized gain on securities and foreign currencies	1,011,900
Net change in unrealized appreciation or depreciation on securities and foreign currencies	(617,249)
Net loss from derivative contracts	(298,745)

Net gain on investments allocated from Phineus Master Fund, Ltd.	95,906

Net loss	$(144,029)

See accompanying notes to financial statements.	3

PHINEUS VOYAGER, L.P.

STATEMENT OF CHANGES IN PARTNERS’ CAPITAL

Year Ended December 31, 2014

	General Partner	Limited Partners	Total

Partners’ capital, beginning of year	$24,581	$7,768,320	$7,792,901
Capital contributions	—	785,850	785,850
Capital withdrawals	(24,831)	(2,394,652)	(2,419,483)
Allocation of net income (loss)	250	(144,279)	(144,029)

Partners’ capital, end of year	$—	$6,015,239	$6,015,239

See accompanying notes to financial statements.	4

PHINEUS VOYAGER, L.P.

NOTES TO FINANCIAL STATEMENTS

1.	Nature of operations and summary of significant accounting policies

Nature of Operations

Phineus Voyager, L.P. (the “Fund”), a Delaware limited partnership, commenced operations in March 2002. The Fund was organized for the purpose of trading and investing in securities. Effective February 1, 2010, the Fund contributed all of its assets to Phineus Master Fund, Ltd. (the “Master Fund”) in exchange for an ownership in the Master Fund. The Fund is managed by Phineus Partners, L.P. (the “General Partner”). Refer to the Fund’s offering memorandum for more information.

The Fund invests substantially all of its assets through a master-feeder structure in the Master Fund, an investment company that has the same investment objectives as the Fund. The financial statements of the Master Fund, including the condensed schedule of investments, are included elsewhere in this report and should be read with the Fund’s financial statements. The Fund owns approximately 69.9% of the Master Fund at December 31, 2014.

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) as detailed in the Financial Accounting Standards Board’s Accounting Standards Codification. The Fund is an investment company and follows the accounting and reporting guidance in the Financial Accounting Standards Board Topic 946.

These financial statements were approved by management and available for issuance on March 31, 2015. Subsequent events have been evaluated through this date.

Valuation of Investment in Phineus Master Fund, Ltd.

The Fund records its investment in the Master Fund at its proportionate share of the Master Fund’s net assets. Valuation of investments held by the Master Fund, including, but not limited to the valuation techniques used and categorization within the fair value hierarchy of investments, are discussed in the notes to the Master Fund financial statements included elsewhere in this report.

Investment Income and Expenses

The Fund records its proportionate share of the Master Fund’s income, expenses, and realized and unrealized gains and losses. In addition, the Fund incurs and accrues its own expenses.

Income Taxes

The Fund does not record a provision for U.S. federal, state, or local income taxes because the partners report their share of the Fund’s income or loss on their income tax returns. However, certain U.S. dividend income and interest income may be subject to a maximum 30% withholding tax for those limited partners that are foreign entities or foreign individuals. Further, certain non-United States dividend income may be subject to a tax at prevailing treaty or standard withholding rates with the applicable country or local jurisdiction. The Fund files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. Generally, the Fund is subject to income tax examinations by major taxing authorities during the three year period prior to the period covered by these financial statements.

5

PHINEUS VOYAGER, L.P.

NOTES TO FINANCIAL STATEMENTS

1.	Nature of operations and summary of significant accounting policies (continued)

Income Taxes (continued)

In accordance with GAAP, the Fund is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authorities. Based on its analysis, the Fund has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2014. The Fund does not expect that its assessment regarding unrecognized tax benefits will materially change over the next twelve months. However, the Fund’s conclusions may be subject to review and adjustment at a. later date based on factors including, but not limited to, questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions, compliance with U.S. federal, U.S. state and foreign tax laws, and changes in the administrative practices and precedents of the relevant taxing authorities.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires the Fund’s management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

2.	Concentration of credit risk

In the normal course of business, the Fund maintains its cash balances in financial institutions which at times may exceed federally insured limits. The Fund is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses from these counterparties.

3.	Partners’ capital

In accordance with the limited partnership agreement (the “Agreement”), profits and losses of the Fund are allocated to partners according to their respective interests in the Fund. Subject to certain limitations, generally 20% of the net profits allocated to the limited partners is reallocated to the General Partner.

Limited partners have withdrawal rights which contain certain restrictions with respect to rights of withdrawal from the Fund as specified in the Agreement. Withdrawals are recognized as liabilities when the amount requested in the withdrawal notice become fixed, which generally occurs on the last day of a fiscal quarter. As a result, withdrawals paid after the end of the year, based on partners’ capital balances at year-end, are included in withdrawals payable at December 31, 2014. Withdrawal notices for which the dollar amount is not fixed remain in partners’ capital until the amount is determined.

Capital withdrawals payable represent amounts due to partners based on withdrawals effective through December 31, 2014.

6

PHINEUS VOYAGER, L.P.

NOTES TO FINANCIAL STATEMENTS

4.	Related party transactions

The Fund pays the General Partner a management fee, calculated and payable quarterly in advance, equal to 0.375% (1.5% per annum) of the Fund’s partners’ capital determined as of the beginning of each calendar quarter. The General Partner may vary the management fee as to particular limited partners by separate agreement.

Certain limited partners are affiliated with the General Partner. The aggregate value of the affiliated limited partners’ share of partners’ capital at December 31, 2014 is approximately $2,016,000.

Certain limited partners have special management fee arrangements, incentive arrangements, or withdrawal rights as provided for in the Agreement.

5.	Administrative fee

HC Global Fund Services, LLC (the “Administrator”), serves as the Fund’s administrator and performs certain administrative and clerical services on behalf of the Fund.

6.	Financial highlights

Financial highlights for the year ended December 31, 2014 are as follows:

Total return	(0.9)%

Ratio to average limited partners’ capital
Expenses	4.2%

Net investment loss	(3.4)%

Financial highlights are calculated for the limited partner class taken as a whole. An individual limited partner’s return and ratios may vary based on different incentive reallocation and management fee arrangements, and the timing of capital transactions. The net investment loss ratio does not reflect the effects of the reallocation to the General Partner.

7.	Subsequent event

From January 1, 2015 through March 31, 2015, the Fund had a capital withdrawal of approximately $1,710,000.

7

PHINEUS MASTER FUND, LTD.

FINANCIAL STATEMENTS

AND

INDEPENDENT AUDITORS’ REPORT

DECEMBER 31, 2014

PHINEUS MASTER FUND, LTD.

CONTENTS

Independent Auditors’ Report	1

Financial Statements

Statement of Assets and Liabilities	2

Statement of Operations	3

Statement of Changes in Net Assets	4

Condensed Schedule of Investments	5-6

Notes to Financial Statements	7-15

KPMG
PO Box 493	Telephone:	+1 345 949-4800
Century Yard	Fax:	+1 345 949-7164
Grand Cayman KY1-1106	Internet:	www.kpmg.ky
CAYMAN ISLANDS

Independent Auditors’ Report to the Board of Directors

We have audited the accompanying financial statements of Phineus Master Fund, Ltd. (the “Master Fund”) which comprise the statement of assets and liabilities and the condensed schedule of investments as of December 31, 2014, and the related statements of operations and changes in net assets for the year then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Master Fund’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Master Fund’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of the Master Fund as of December 31, 2014, and the results of its operations for the year then ended in accordance with accounting principles generally accepted in the United States of America.

March 31, 2015

KPMG, a Cayman Islands partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG

International Cooperative (“KPMG International”), a Swiss entity.

PHINEUS MASTER FUND, LTD.

STATEMENT OF ASSETS AND LIABILITIES

(Expressed in United States Dollars)

December 31, 2014

Assets

Investments in securities, at fair value (cost $10,324,193)	$10,353,162
Derivative contracts, at fair value (cost $330,853)	282,385
Due from broker	2,985,691
Due from related parties	185,553
Other assets	7,846

Total assets	13,814,637

Liabilities

Securities sold short, at fair value (proceeds $3,855,040)	4,068,051
Derivative contracts, at fair value (proceeds $62,218)	44,108
Dividends payable	14,357
Redemptions payable	1,041,982
Accrued expenses	38,722

Total liabilities	5,207,220

Net assets	$8,607,417

See accompanying notes to financial statements.	2

PHINEUS MASTER FUND, LTD.

STATEMENT OF OPERATIONS

(Expressed in United States Dollars)

Year Ended December 31, 2014

Investment income
Dividend income (net of foreign withholding taxes of $3,984)	$72,445

Expenses
Interest and dividends	101,775
Professional fees and other	114,443
Administrative fee	56,300
Directors’ fee	5,417

Total expenses	277,935

Net investment loss	(205,490)

Realized and unrealized gain on investments
Net realized gain on securities and foreign currencies	1,266,236
Net change in unrealized appreciation or depreciation on securities and foreign currencies	(781,837)
Net loss from derivative contracts	(376,707)

Net gain on investments	107,692

Net change in net assets resulting from operations	$(97,798)

See accompanying notes to financial statements.	3

PHINEUS MASTER FUND, LTD.

STATEMENT OF CHANGES IN NET ASSETS

(Expressed in United States Dollars)

Year Ended December 31, 2014

Operations
Net investment loss	$(205,490)
Net realized gain on securities and foreign currencies	1,266,236
Net change in unrealized appreciation or depreciation on securities and foreign currencies	(781,837)
Net loss from derivative contracts	(376,707)

Net change in net assets resulting from operations	(97,798)

Capital share transactions
Issuance of shares	1,916,701
Redemption of shares	(2,537,706)

Net change in net assets resulting from capital share transactions	(621,005)

Net change in net assets	(718,803)

Net assets, beginning of year	9,326,220

Net assets, end of year	$8,607,417

See accompanying notes to financial statements.	4

PHINEUS MASTER FUND, LTD.

CONDENSED SCHEDULE OF INVESTMENTS

(Expressed in United States Dollars)

December 31, 2014

	Number of Shares	Percentage of Net Assets	Fair Value
Investments in securities, at fair value

Common stocks
China
Consumer Discretionary (cost $272,138)		3.5%	$300,500

United States
Automotive		8.2	707,485
Energy
Exxon Mobil Corporation	5,350	5.8	494,608
Financial		8.2	709,465
Internet
Linkedln Corporation	2,115	5.6	485,837
Others		8.9	764,275
Software		9.5	813,948

Total United States (cost $3,979,183)		46.2	3,975,618

Total Common Stock (cost $4,251,321)		49.7	4,276,118

Exchange traded funds
Europe
Index Instrument
iShares MSCI EMU	75,000	31.6	2,724,750
Vanguard FTSE Europe ETF	43,000	26.2	2,253,630

Total Europe (cost $5,143,606)		57.8	4,978,380

United States
Index Instrument
SPDR S&P Homebuilders ETF (cost $929,266)	32,200	12.8	1,098,664

Total Exchange traded funds (cost $6,072,872)		70.6	6,077,044

Total investment in securities, at fair value (cost $10,324,193)		120.3%	$10,353,162

Derivative contracts - assets, at fair value
Call options purchased
Europe
Index Instrument (cost $161,333)		1.4%	$122,922

United States
Bond Fund (cost $8,979)		0.1	8,498

Total call options purchased (cost $170,312)		1.5	131,420

See accompanying notes to financial statements.	5

PHINEUS MASTER FUND, LTD.

CONDENSED SCHEDULE OF INVESTMENTS (CONTINUED)

Expressed in United States Dollars

December 31, 2014

	Percentage of Net Assets	Fair Value
Derivative contracts - assets, at fair value (continued)

Put options purchased
Europe
Currency Instrument	0.9%	$77,840
Index Instrument	0.9	73,125

Total put options purchased (cost $160,541)	1.8	150,965

Total derivative contracts - assets, at fair value (cost $330,853)	3.3%	$282,385

Securities sold short, at fair value

Common Stocks
United States
Hardware (proceeds $430,870)	5.7%	$493,069

Exchange traded funds
United States
Utilities Select Sector SPDR ETF	12.6	1,087,949
SPDR S&P 500 ETF	28.9	2,487,033

Total exchange traded funds (proceeds $3,424,170)	41.5	3,574,982

Total investment in securities sold short, at fair value (proceeds $3,855,040)	47.2%	$4,068,051

Derivative contracts - liabilities, at fair value

Put options written
Europe
Currency Instrument	0.2%	$14,560
Index Instrument	0.3	26,000

Total Europe (proceeds $33,569)	0.5	40,560

United States
Internet	— *	1,280
Sector Index Instrument	— *	2,268

Total United States (proceeds $28,649)	— *	3,548

Total derivative contracts - liabilities, at fair value (proceeds $62,218)	0.5%	$44,108

* Amount is below 0.1%

See accompanying notes to financial statements.	6

PHINEUS MASTER FUND, LTD.

NOTES TO FINANCIAL STATEMENTS

(Expressed in United States Dollars)

1.	Nature of operations and summary of significant accounting policies

Nature of Operations

Phineus Master Fund, Ltd. (the “Master Fund”) is an investment partnership which was formed under the laws of the Cayman Islands and commenced operations on February 1, 2010. The Master Fund was organized for the purpose of trading and investing in securities and has two shareholders: Phineus Voyager, L.P. (the “Domestic Feeder Fund”), a United States of America investment partnership, and Phineus Voyager Offshore Fund, Ltd. (the “Offshore Feeder Fund”), a Cayman Islands investment company (collectively the “Feeder Funds”). The Feeder Funds invest substantially all of their assets in the Master Fund. Pursuant to an investment management agreement, the Master Fund is managed by Phineus Partners, L.P. (the “Investment Manager”).

Basis of Presentation

The financial statements are expressed in United States dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) as detailed in the Financial Accounting Standards Board’s Accounting Standards Codification. The Fund is an investment company and follows the accounting and reporting guidance in the Financial Accounting Standard Board Topic 946.

These financial statements were approved by management and available for issuance on March 31, 2015. Subsequent events have been evaluated through this date.

Fair Value - Definition and Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

In determining fair value, the Master Fund uses various valuation approaches. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs are to be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Master Fund. Unobservable inputs reflect the Master Fund’s assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Master Fund has the ability to access. Valuation adjustments are not applied to Level 1 investments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these investments does not entail a significant degree of judgment.

7

PHINEUS MASTER FUND, LTD.

NOTES TO FINANCIAL STATEMENTS

(Expressed in United States Dollars)

1.	Nature of operations and summary of significant accounting policies (continued)

Fair Value - Definintion and Hierarchy (continued)

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Master Fund’s own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Master Fund uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many investments. This condition could cause an investment to be reclassified to a lower level within the fair value hierarchy.

The availability of valuation techniques and observable inputs can vary from investment to investment and are affected by a wide variety of factors, including the type of investment, whether the investment is new and not yet established in the marketplace, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgment exercised by the Master Fund in determining fair value is greatest for investments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety, is determined based on the lowest level input that is significant to the fair value measurement.

Fair Value - Valuation Techniques and Inputs

Investments in Securities and Securities Sold Short

Investments in securities, including exchange traded funds, and securities sold short that are traded on an exchange are valued at their last reported sales price as of the valuation date.

Many over-the-counter (“OTC”) contracts have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the marketplace participants are willing to pay for an asset. Ask prices represent the lowest price that the marketplace participants are willing to accept for an asset. For securities whose inputs are based on big-ask prices, the Master Fund’s valuation policies do not require that fair value always be a predetermined point in the bid-ask range. The Master Fund’s policy for securities traded in the OTC markets and listed securities for which no sale was reported on that date are generally valued at their last reported “bid” price if held long, and last reported “ask” price if sold short.

8

PHINEUS MASTER FUND, LTD.

NOTES TO FINANCIAL STATEMENTS

(Expressed in United States Dollars)

1.	Nature of operations and summary of significant accounting policies (continued)

Fair Value - Valuation Techniques and Inputs (continued)

To the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy. Securities traded on inactive markets or valued by reference to similar instruments are generally categorized in Level 2 of the fair value hierarchy.

Derivative Contracts

The Master Fund records its derivative activities at fair value. Gains and losses from derivative contracts are included in net loss from derivative contracts in the statement of operations. Derivative contracts include option contracts related to equity prices.

Derivative contracts, such as options, that are traded on an exchange or reported on the NASDAQ national market, are generally categorized in Level 1 of the fair value hierarchy.

Translation of Foreign Currency

Assets and liabilities denominated in foreign currencies are translated into United States dollar amounts at the year-end exchange rates. Transactions denominated in foreign currencies, including purchases and sales of investments, and income and expenses, are translated into United States dollar amounts on the transaction date. Adjustments arising from foreign currency transactions are reflected in the statement of operations.

The Master Fund does not isolate that portion of the results of operations arising from the effect of changes in foreign exchange rates on investments from fluctuations arising from changes in market prices of investments held. Such fluctuations are included in net gain on investments in the statement of operations.

Investment Transactions and Related Investment Income

Investment transactions are accounted for on a trade-date basis. Dividends are recorded on the ex-dividend date and interest is recognized on the accrual basis.

Income Taxes

Under the laws of the Cayman Islands, the Master Fund is generally not subject to income taxes. For United States income taxes, the Feeder Funds report their share of the Master Fund’s income or loss on their income tax returns, if required to file. The Offshore Feeder Fund’s share of certain United States dividend income and interest income may be subject to a 30% withholding tax. Further, certain non-United States dividend income may be subject to a tax at prevailing treaty or standard withholding rates with the applicable country or local jurisdiction.

9

PHINEUS MASTER FUND, LTD.

NOTES TO FINANCIAL STATEMENTS

(Expressed in United States Dollars)

1.	Nature of operations and summary of significant accounting policies (continued)

The Master Fund is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. De-recognition of a tax benefit previously recognized results in the Master Fund recording a tax liability that reduces ending partners’ capital. Based on its analysis, the Master Fund has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2014. However, the Master Fund’s conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, ongoing analyses of and changes to tax laws, regulations and interpretations thereof. The Master Fund recognizes interest and penalties related to unrecognized tax benefits in interest expense and other expenses, respectively. No interest expense or penalties have been recognized as of and for the year ended December 31, 2014.

Generally, the Master Fund is subject to income tax examinations by the U.S. federal taxing authority during the three-year period to the period covered by these financial statements.

The Master Fund may be subject to potential examination by U.S. federal or foreign jurisdiction authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal or foreign tax laws. The Master Fund’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires the Master Fund’s management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

10

PHINEUS MASTER FUND, LTD.

NOTES TO FINANCIAL STATEMENTS

(Expressed in United States Dollars)

2.	Fair value measurements

The Master Fund’s assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Master Fund’s significant accounting policies in Note 1. The following table presents information about the Master Fund’s assets and liabilities measured at fair value as of December 31, 2014:

	Level 1	Level 2	Level 3	Balance as of December 31, 2014

Assets (at fair value)

Investments in securities
Common stocks	$4,276,118	$—	$—	$4,276,118
Exchange traded funds	6,077,044	—	—	6,077,044

Total investments in securities	10,353,162	—	—	10,353,162

Derivative contracts
Call options purchased	131,420	—	—	131,420
Put options purchased	150,965	—	—	150,965

Total derivative contracts	282,385	—	—	282,385

	$10,635,547	$—	$—	$10,635,547

Liabilities (at fair value)

Securities sold short
Common stocks	$493,069	$—	$—	$493,069
Exchange traded funds	3,574,982	—	—	3,574,982

Total securities sold short	4,068,051	—	—	4,068,051

Derivative contracts
Put options written	44,108	—	—	44,108

	$4,112,159	$—	$—	$4,112,159

There were no transfers across the three levels of the fair value hierarchy during the year ended December 31, 2014.

11

PHINEUS MASTER FUND, LTD.

NOTES TO FINANCIAL STATEMENTS

(Expressed in United States Dollars)

3.	Due from broker

Due from broker includes cash balances held with a broker, receivables and payables from unsettled trades, margin borrowings, and collateral on derivative transactions. Amounts due from broker may be restricted to the extent that they serve as deposits for securities sold short. At December 31, 2014, due from broker includes receivables of $338,027 related to unsettled trades.

In the normal course of business, all of the Master Fund’s security transactions are transacted with the Master Fund’s broker, Wells Fargo Securities, and the Master Fund’s clearing broker and custodian, J.P. Morgan Clearing Corp. (“J.P. Morgan”). All of the Master Fund’s securities and money balances are in the custody of J.P. Morgan. The Master Fund is subject to credit risk to the extent any broker with which it conducts business is unable to fulfill contractual obligations on its behalf. The Master Fund’s management monitors the financial condition of such brokers and does not anticipate any losses from these counterparties.

4.	Derivative contracts

In the normal course of business, the Master Fund utilizes derivative contracts in connection with its proprietary trading activities. Investments in derivative contracts are subject to additional risks that can result in a loss of all or part of an investment. The primary risk of the Master Fund’s derivative activities and exposure to derivative contracts relates to equity price. In addition to its primary underlying risks, the Master Fund is also subject to additional counterparty risk due to inability of its counterparties to meet the terms of their contracts.

Options

The Master Fund is subject to equity price risk in the normal course of pursuing its investment objectives. The Master Fund may enter into options to speculate on the price movements of the financial instrument underlying the option, or for use as an economic hedge against certain equity positions held in the Master Fund’s portfolio holdings. Option contracts purchased give the Master Fund the right, but not the obligation, to buy or sell within a limited time, a financial instrument, commodity or currency at a contracted price that may also be settled in cash, based on differentials between specified indices or prices.

Options written obligate the Master Fund to buy or sell within a limited time, a financial instrument, commodity or currency at a contracted price that may also be settled in cash, based on differentials between specified indices or prices. When the Master Fund writes an option, an amount equal to the premium received by the Master Fund is recorded as a liability and is subsequently adjusted to the current fair value of the option written. Options written by the Master Fund may expose the Master Fund to market risk of an unfavorable change in the financial instrument underlying the written option.

For some OTC options, the Master Fund is exposed to counterparty risk from the potential that a seller of an option contract does not sell or purchase the underlying asset as agreed under the terms of the option contract. The maximum risk of loss from counterparty risk to the Master Fund is the fair value of the contracts and the premiums paid to purchase its open option contracts. In these instances, the Master Fund considers the credit risk of the intermediary counterparty to its option transactions in evaluating potential credit risk.

12

PHINEUS MASTER FUND, LTD.

NOTES TO FINANCIAL STATEMENTS

(Expressed in United States Dollars)

4.	Derivative contracts (continued)

Volume of Derivative Activities

At December 31, 2014, the volume of the Master Fund’s derivative activities based on their notional amounts and number of contracts, categorized by primary underlying risk, are as follows:

	Long Exposure		Short Exposure
Primary underlying risk	Notional amounts	Number of contracts	Notional amounts	Number of contracts
Equity price
Put options (a)	$9,396,590	1,310	$11,459,064	1,594
Call options (a)	6,333,477	1,347	—	—

Total	$15,730,067	2,657	$11,459,064	1,594

(a)	Notional amounts presented for options are based on the fair value of the underlying shares as if the options were exercised at December 31,2014

The Master Fund considers the volume as of December 31, 2014 to be an accurate representation of the volume of its derivative activities during the year ended December 31, 2014.

Impact of Derivatives on the Statement of Assets and Liabilities and Statement of Operations

The following table identifies the fair value amounts of derivative instruments included in the statement of assets and liabilities as derivative contracts, categorized by primary underlying risk, at December 31, 2014. The following table also identifies the net gain (loss) amounts included in the statement of operations as net gain from derivative contracts, categorized by primary underlying risk, for the year ended December 31, 2014.

Primary underlying risk	Derivative assets	Derivative liabilities	Realized Gain (Loss) Amount	Unrealized Gain (Loss) Amount

Equity price
Put options	$150,965	$44,108	$(464,575)	$8,534
Call options	131,420	—	131,097	(51,763)

Total options	$282,385	$44,108	$(333,478)	$(43,229)

13

PHINEUS MASTER FUND, LTD.

NOTES TO FINANCIAL STATEMENTS

(Expressed in United States Dollars)

5.	Offsetting assets and liabilities

The Master Fund is required to disclose the impact of offsetting assets and liabilities represented in the statement of financial condition to enable users of the financial statements to evaluate the effect or potential effect of netting arrangements on its financial position for recognized assets and liabilities. These recognized assets and liabilities are financial instruments and derivative instruments that are either subject to an enforceable master netting arrangement or similar agreement or meet the following right of setoff criteria: the amounts owed by the Master Fund to another party are determinable, the Master Fund has the right to set off the amounts owed with the amounts owed by the other party, the Master Fund intends to set off, and the Master Fund’s right of setoff is enforceable by law.

As of December 31, 2014, the Master Fund’s financial instruments and derivative instruments are not subject to a master netting arrangement.

6.	Securities sold short

The Master Fund is subject to certain inherent risks arising from its investing activities of selling securities short. The ultimate cost to the Master Fund to acquire these securities may exceed the liability reflected in these financial statements.

7.	Net assets

In accordance with the memorandum and articles of association, profits and losses of the Master Fund are allocated to the Feeder Funds according to their respective interest in the Master Fund.

Redemptions payable represent amounts due to the Feeder Funds based on redemption requests effective through December 31, 2014.

8.	Related party transactions

The Investment Manager of the Master Fund is also the General Partner of the Domestic Feeder Fund and Investment Manager of the Offshore Feeder Fund. The Investment Manager receives a management fee, calculated and payable quarterly in advance, equal to 0.375% (1.5% per annum) of the Feeder Funds’ net asset value determined as of the beginning of each calendar quarter.

Certain limited partners or investors have special management fee or incentive arrangements as provided by separate agreement.

One of the directors of the Master Fund is a member of the Investment Manager.

Due from related parties balance mainly represents subscriptions received by a feeder fund but not yet transferred to the Master Fund as of December 31, 2014.

14

PHINEUS MASTER FUND, LTD.

NOTES TO FINANCIAL STATEMENTS

(Expressed in United States Dollars)

9.	Financial highlights

Financial highlights for the year ended December 31, 2014 are as follows:

Total return	0.2%

Ratio to average net assets
Total expenses (including interest and dividends)	3.2%

Net investment loss	(2.3)%

Financial highlights are calculated for the Master Fund as a whole. An individual investor’s return and ratios may vary based on the timing of capital share transactions.

15